



NV umicore
materials for a better life

2009

Report to Shareholders and Society

Who we are




BEST IN CLASS
environmental and
social performance
STOREBRAND SRI


SRI


World Business Council for
Sustainable Development


KAURI

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.


application
know-how
metals
chemistry
material science
metallurgy
material
solutions
recycling

The Umicore approach to materials technology

We are a member of the World Business Council for Sustainable Development. We are part of the FTSE4Good Index, have been awarded a "best in class" rating by Storebrand Socially Responsible Investments and are part of the Kempen / SNS Smaller Europe SRI Index.

Financial calendar (1)

27 April 2010
General meeting of shareholders (financial year 2009)
Press-release and trading update for the first quarter of 2010

3 May 2010
Share traded ex-dividend

6 May 2010
Payment of dividend

6 August 2010
Press-release and interim results for the first half of 2010

20 October 2010
Press-release and trading update for the third quarter of 2010

10 February 2011
Press-release and results for the financial year 2010

26 April 2011
General meeting of shareholders (financial year 2010)

Additional information

Stock
Euronext Brussels

General information
Bart Crols
Phone: 32-2-227.71.29
E-mail: bart.crols@umicore.com

Financial information
Geoffroy Raskin
Phone: 32-2-227.71.47
E-mail: geoffroy.raskin@umicore.com

Social information
Mark Dolfyn
Phone : 32-2-227.73.22
E-mail : mark.dolfyn@umicore.com

Environmental information
Bert Swennen
Phone: 32-2-227.74.45
E-mail: bert.swennen@umicore.com

Annual report
This report is also available in French and Dutch

Internet
This report can be downloaded from the Umicore website: www.umicore.com

Registered office Umicore
Rue du Marais 31
B-1000 Brussels – Belgium
Phone: 32-2-227.71.11
Fax: 32-2-227.79.00
Internet: www.umicore.com
E-mail: info@umicore.com
Company Number: 0401574852
VAT No: BE 0401 574 852

Publisher responsible at law
Umicore Group Communications
Bart Crols
Phone: 32-2-227.71.29
E-mail: bart.crols@umicore.com

Production
Comfi

Photographs
Umicore, Dimitri Lowette

Printing
Dereume

(1) Dates are subject to change. Please check the Umicore website for updates to the financial calendar

This document has been produced using Haven 42 Superwhite paper. This paper is produced in a process which is constantly developed to reduce the impact on the environment as much as possible. The mills used to produce the paper are all certified FSC (Forest Stewardship Council) or PEFC (Programme for the Endorsement of Forest Certification Schemes).

2009 Report to shareholders and society

What we believe

We believe that materials have been a key element in furthering the progress of mankind, that they are at the core of today's life and will continue to be enablers for future wealth creation.

We believe that metal related materials have a vital role, as they can be efficiently and infinitely recycled, which makes them the basis for sustainable products and services.

We want Umicore to be a leader in providing and creating material based solutions which contribute to improvements in the quality of life.

We are committed to the growth of our business through the competence of our people, excellence in operations and technological innovation.

We recognize that our commitment to financial success must also take into account the broader economic, environmental and social impact of our operations.

We subscribe to the following principles in our pursuit of sustainable development:

- We integrate sustainable development considerations within the corporate decision-making process.
- We implement risk management strategies based on valid data and sound science.
- We seek continual improvement of our environmental performance.
- We actively participate in the management and remediation of risks that are the result of historical operations.
- We facilitate and encourage responsible design, use, re-use, recycling and disposal of our products.
- We engage with our stakeholders and implement effective and transparent communication and independently verified reporting arrangements.
- We strive to be a preferred employer of both current and potential employees.
- We uphold fundamental human rights and respect those rights in conducting the Group's operations throughout the world.

We hold the values of openness, respect, innovation, teamwork and commitment to be crucial to its success. We promote these values and ensure that deficiencies in living up to these values are addressed in an appropriate way.

Excerpt from "The Umicore Way"

About this report

GRI REPORT
3rd PARTY CHECKED

This report covers Umicore's operations for the financial / calendar year 2009. No major changes of scope took place in 2009 and the data in the report is readily comparable with that of 2008.

Other additional information includes a summary of Umicore's approach to economic, environmental and social management. These elements have been provided on Umicore's website (www.sustainabledevelopment.umicore.com) and should be considered as part of this report.

The economic scope of the report covers all fully consolidated operations. In addition, the contributions of all associate and joint venture companies are included in the financial reporting. Ownership details of fully consolidated companies, associates and joint ventures can be found in the notes to the financial statements. Dialogue with financial analysts and investors results in ongoing adaptations to the economic and financial metrics published.

During 2005 we completed a process to set out our sustainable development approach. This process involved setting five group objectives for both environmental and social performance for the period 2006-2010 which, combined with our 'traditional' economic report, form the basis of this Report to Shareholders and Society and the previous reports for 2005, 2006, 2007 and 2008. The objectives were established through a process of broad internal and external consultation that included dialogue with external experts and managers from the different business segments, while also taking into consideration the views of other stakeholders such as environmental groups and various local, national and regional authorities. The data for the environmental and social performance indicators, which are linked to the various objectives, are collected through our environmental and social data management systems. The scope of the environmental and social objectives and indicators, along with a discussion of the progress made in 2009, are reported between pages 36 and 73.

Based on the 2008 Assurance Statement from ERM Certification and Verification Services we have made efforts to further strengthen the communications with our sites and business units regarding sustainability reporting requirements and rendering the data collection and reporting systems even more robust. By way of preparation for future reporting cycles we have also embarked on a more systematic inclusion of internal and external stakeholder feedback (see page 134). Progress was made in extending management and monitoring of sustainability performance in our supply chain. The external engagement process in this regard started in 2010 (see page 134).

The key social elements of the report are presented to the international trade unions during the joint monitoring committee in March, while the entire document is presented to shareholders at the Annual General Meeting in late April and to a more diverse group of stakeholders afterwards.

The financial statements and notes have been audited by PriceWaterhouseCoopers while assurance regarding the sustainability elements has been provided by ERM Certification and Verification Services. The third-party statements can be found on page 118 to 119 of the report. The report was published on-line on 2 April 2010. The report has achieved the B+ level of application of the Global Reporting Initiative (GRI).

The guiding document for our sustainable development approach is The Umicore Way. This sets out the Group vision and the values we seek to promote. We have also developed a comprehensive framework for ethical business practice through our Code of Conduct and a Corporate Governance Charter which set out our management philosophy and governance principles. These documents are available on our website www.umicore.com.



Thomas Leysen

Marc Grynberg

Message to shareholders and society

Umicore's financial performance in 2009 was well below that of 2008. We felt a strong negative impact from the economic crisis that gripped the world since the second part of 2008. This impact was most keenly felt in those businesses with the highest level of exposure to the automotive, construction and electronics industries. Given the magnitude of the economic downturn, however, we are pleased with the way in which Umicore has been able to adapt to the global situation, maintain a strong balance sheet, and generate significant cash flows.

The performance in the second half of 2009 showed already a clear improvement compared to the deep trough of the first half of the year. Second half revenues were somewhat better than expected, bucking the negative seasonal trends that are usually experienced. The customer de-stocking that had been so much a feature of the last part of 2008 and of early 2009 was worked through the system and the inventory levels of most customers had returned to normal levels by the end of the year.

The most significant reason for the improved performance in the second half of 2009 was the impact of the cost reduction measures undertaken through the year. At the outset of 2009 it was evident that in several of our businesses significant efforts would have to be made to adapt to new market realities. Automotive Catalysts and Technical Materials in particular had seen wholesale changes take place in their respective industries and customer base. While the measures taken were far-reaching we consciously chose to avoid any one-size-fits-all cost reduction programme instead empowering the business units to make those adjustments they deemed necessary and seeking temporary solutions wherever possible. We believe that this was the most sensible path not only from a longer-term business continuity point of view but also in terms of social responsibility. This approach was vindicated as we saw many colleagues who had previously been subject to temporary unemployment return to full time work by the end of the year. Furthermore, in those areas of our business that are expected to see the strongest growth in the coming years we were able to start creating new jobs.

We are convinced that Umicore is emerging from the economic slump in a comparatively stronger position than many of its competitors. From a financial perspective we are very well placed. The strong cash flows achieved during 2009 enabled the continued investment in essential growth initiatives and the maintenance of intensive research and development efforts. Capital expenditures and research & development efforts remained at high levels in 2009. A number of key investments in the areas of rechargeable battery materials, automotive catalysts and substrate materials for photovoltaics were either completed or nearing completion in 2009 while other investments were announced including the development of a rechargeable battery recycling facility in Belgium. The ability to complete such investments – combined with continued research and developments efforts – will be determining factors in Umicore being present in exciting areas for new materials and applications, particularly those linked to "clean" technologies. It is these technology areas – particularly energy solutions, environmental solutions and recycling - where Umicore can make the greatest contribution to a more sustainable world and which form the core of our long-term strategic approach.

As we continue our development as a materials technology Group, the growth path that we choose will be characterized by increased potential coupled with greater speed of innovation. Technology is moving so fast and the needs of the future are so changeable that we must make every effort to develop a portfolio of growth projects that is able to balance the resulting heightened levels of risk and reward. With this in mind we have been developing a vision for where we see Umicore in 2015. This vision combines the technology and business roadmap for the coming years with a fully integrated sustainable development approach and objectives which will follow from the current set of objectives which were set for the period 2006 to 2010. We have actively involved a range of internal and external stakeholders in helping us formulate this vision and have also incorporated a range of longer-term scenarios in our thinking such as those highlighted in the Vision 2050 paper produced by the World Business Council on Sustainable Development, in which Umicore played a key role especially relating to the "materials" (closing the loop), "mobility" (safe and low-carbon mobility) and "energy and power" (low carbon energy supply) dimensions of that paper. We will be able to tell you in more detail about this approach in the course of 2010.

In terms of environmental performance, we were able to reduce our environmental impact in 2009 as well as make good progress in implementing the Group objectives. Although reduced production volumes played a significant role in this reduction of environmental impact, we were able to complete targeted and sustainable actions at many of our sites. Our objective to have a basic EHS data set available for all products by 2010 continues to be the most challenging target and it is likely that more time and resources will be needed to pursue this goal. All our sites are required to comply with company standards, which often go beyond mandatory laws and regulations, as well as implement an independently verified environmental management system.

We continued to make solid progress towards the social objectives and we are confident of meeting these objectives by the end of 2010. By the end of 2009 almost all sites had fully implemented actions to address local stakeholder dialogue, be considered as a preferred employer, foster internal dialogue, encourage learning and development as well as ensure and promote equal opportunities and diversity.

In reviewing the performance for 2009 the area of greatest satisfaction has been in the marked improvement in our Group safety performance. Both the accident frequency and severity rates showed an improvement from 2008 and were better than the improvement targets set at the beginning of 2009. We now have momentum with us again following a period of slower progress in the safety performance. Further effort and imagination will be needed to fulfill our goal of being a zero accident workplace and we are very encouraged by the steps we have taken in this direction during 2009.

This report represents a balanced and reasonable presentation of our organization's economic, environmental, and social performance for 2009. We believe that it offers the reader insight into the areas where we have made progress and those where we must make further efforts in the future. We have prepared this report in accordance with the GRI Guidelines Version 3 (G3) and, as previously indicated, have made further additions and improvements compared to previous reports which we hope will add to your understanding of Umicore.

We would like to take this opportunity to extend our thanks and appreciation to Umicore's employees for their commitment and tenacity in what has been a turbulent and challenging period. We would also like to show our appreciation to our broad spectrum of stakeholders for their engagement with us in the past year. Constructive and open dialogue is a key factor in enabling us to make the right decisions and to operate in the most responsible manner possible. In 2010 we will need to remain flexible and agile, moving swiftly to pursue the most interesting growth initiatives whilst keeping a sharp eye on costs. We are confident in Umicore's ability to rise to the current challenges and make the most of the many opportunities that lie ahead.



Marc Grynberg

Chief Executive Officer



Thomas Leysen

Chairman

Highlights of 2009

Economic Report

- Performance improved substantially in second half of 2009 from low levels in the first half
- R&D spend of € 135.7 million, equivalent to 6.9 % of revenues

Environmental Report

- Environmental performance improved
- Further progress in reaching environmental objectives by 2010

Social Report

- Progress in reaching social objectives on track
- Group safety performance improved significantly

Governance Report

- Expanded remuneration report

Key figures[1]

(in million €)

	2005	2006	2007	2008	2009
Turnover	6,566.5	8,205.7	8,309.9	9,124.0	6,937.4
Revenues (excluding metal)	1,725.0	1,685.4	1,910.0	2,100.3	1,723.2
EBITDA	390.1	470.9	528.8	487.4	259.5
Recurring EBIT	233.1	329.2	359.1	354.6	146.4
of which associates	34.0	38.2	26.8	32.0	(6.1)
Non-recurring EBIT	(40.3)	(9.3)	(28.6)	(101.9)	(11.4)
IAS 39 effect on EBIT	(9.1)	(6.3)	4.0	(3.6)	6.2
Total EBIT	183.7	313.6	334.4	249.1	141.2
Recurring EBIT margin (%)	11.5	17.3	17.4	15.4	8.9
Net recurring consolidated profit, Group share, without discontinued operations	151.5	218.3	225.7	222.1	81.9
Result from discontinued operations, Group share	20.8	(19.4)	425.8	(2.4)	(4.2)
Net consolidated profit, Group share, with discontinued operations	142.2	195.8	653.1	121.7	73.8
R&D expenditure	111.7	110.3	124.5	165.0	135.7
Capital expenditure	144.6	108.2	152.9	216.0	190.5
Net cash flow before financing	19.1	(178.9)	788.2	190.4	269.9
Total assets of continued operations, end of period	2,936.9	3,775.9	3,220.8	3,024.9	2,839.6
Group shareholder's equity, end of period	971.1	939.0	1,491.2	1,290.7	1,314.2
Consolidated net financial debt of continued operations, end of period	509.5	773.1	168.0	328.6	161.1
Gearing ratio of continued operations, end of period (%)	33.4	43.9	9.9	19.8	10.5
Capital employed, end of period	1,788.4	1,752.4	1,878.0	1,897.8	1,765.8
Capital employed, average	1,713.6	1,714.2	1,820.8	1,989.8	1,788.1
Return on Capital Employed (ROCE) (%)	13.6	19.2	19.7	17.9	8.2
Workforce, end of period	14,142	13,932	14,844	15,447	13,720
of which associates	4,314	4,879	5,018	5,334	4,405
Accident frequency rate	6.30	7.20	5.30	5.32	3.12
Accident severity rate	0.22	0.20	0.13	0.17	0.08

Per data share can be found on page 12-13.

(1) Figures linked to the 2008 income statement, except ROCE, have been restated for discontinued operations.

Analysis overview

Stable
proposed dividend

Good process in reaching social and environmental objectives in 2010

Key economic indicators

EPS & dividend (in €)


2,0
1,8
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
2005
2006
2007
2008
2009

Basic adjusted EPS

of which gross dividend, proposed

Recurring EBIT & ROCE (in million €)


600
500
400
300
200
100
0
13.6
19.2
19.7
17.9
8.2
233.1
329.2
359.1
354.6
146.4
2005
2006
2007
2008
2009

Recurring ROCE (in %)

Recurring EBIT

EBIT & EBITDA (in million €)


600
500
400
300
200
100
0
390.1
470.9
526.8
487.4
259.5
2005
2006
2007
2008
2009

EBITDA

of which EBIT

Key environmental indicators

Input materials Umicore (in %)


20%
41%
39%

Primary materials

Secondary materials

Recycled materials

Group environmental objectives 2006-2010 Overview status 2009

obj 1-4: as a % of total n° of sites;
obj 5: as a % of total n° of data sets


100
90
80
70
60
50
40
30
20
10
0
Emission improvement plan
Management system and regulatory compliance programme
Impact assessment soil & groundwater
Energy efficiency plan
Product EHS dataset

Actions yet to start

Actions ongoing

Objective met

Metal emissions to water and air (kg/year)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Metals to water
Metals to air

2008

2009

Key social indicators

Geographical spread of Umicore's workforce


11%
22%
54%
5%

Europe

North America

South America

Asia-Pacific

Africa

Overview Group Social Objectives 2006-2010 Overview status 2009


100
90
80
70
60
50
40
30
20
10
0
Community
Preferred employer
Dialogue
Learning
Human Rights

Actions yet to start

Actions ongoing

Objective met

Accident Frequency Rate Umicore Group


40
35
30
25
20
15
10
5
0
98
99
00
01
02
03
04
05
06
07
08
09

Accident Frequency Rate Umicore Group

Economic and financial review[1]

Revenues

Revenues


15%
18%
21%
47%
Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate not included


(in million €)
12,000
10,000
8,000
6,000
4,000
2,000
0
6,566.5
8,205.7
8,309.9
9,124.0
6,937.4
2005
2006
2007
2008
2009
Turnover
Revenues (excluding metal)

Revenues decreased by 18 % compared to 2008. The impact of the global economic crisis was felt especially keenly in the first half of the year with demand in most end-user industries sharply lower and the trend exacerbated by customer destocking. Business activity picked up somewhat in the second part of the year with improved revenues in some businesses such as Automotive Catalysts more than offsetting the usual seasonal reductions seen in other activities.

The turnover (which includes metal values) was 24 % lower year-on-year reflecting both the reduced level of business activity and lower average metal prices compared to 2008. For Umicore, revenue is a more meaningful metric of "top-line" performance than turnover as it excludes the price of metals passed through to customers.

Recurring EBIT

EBIT, Recurring


16%
11%
17%
56%
Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate not included


(in million €)
400
350
300
250
200
150
100
50
0
233.1
329.2
359.1
354.6
152.5
146.4
2005
2006
2007
2008
2009
Recurring EBIT
of which fully consolidated entities

Recurring EBIT was € 146.4 million compared to € 354.6 million in 2008, with all business segments recording lower recurring earnings. The most significant reduction came in Precious Metals Products and Catalysts which felt the full impact of the reduced levels of demand from the automotive and construction sectors. Cost reduction measures implemented in this business enabled a significant recovery in the second half of the year from a loss-making first half. The Advanced Materials and Zinc Specialties segments also saw lower levels of demand and recorded significantly lower recurring EBIT. In Precious Metals Services the main reason for the reduced level of earnings was the lower level of metals price protection offered by contracts secured in previous periods. Net corporate overhead costs were reduced by 25% while Group-level research and development efforts were slightly higher year-on-year.

Capital employed

Capital employed, average


16%
26%
10%
48%
Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate not included


(in million €)
3,000
2,500
2,000
1,500
1,000
500
0
13.6
19.2
19.7
17.9
8.2
1,713.6
1,714.2
1,820.8
1,989.8
1,788.1
2005
2006
2007
2008
2009
Return on Capital Employed (ROCE), recurring (in %)
Capital employed, average

Year-end capital employed was below the levels at the end of 2008, primarily due to the reduction in levels of working capital. Consequently, average capital employed, was also down year-on year, partly also as a result of lower average metal prices. The working capital reduction reflected the lower level of business activity (particularly in the first half of the year) and rigorous working capital discipline.

Return on capital employed (ROCE) reached 8.2 % in 2009 compared to 17.9 % in 2008.

(1) 2008 data in all charts linked to the income statement, except ROCE, have been restated for discontinued operations.

EBIT, EBITDA & non-recurring elements


EBITDA
(in million €)
16%
12%
24%
48%
Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate not included
390.1
470.9
528.8
487.4
259.5
183.7
141.2
2005
2006
2007
2008
2009
EBITDA
of which total EBIT

Total EBIT of € 141.2 million was negatively impacted by non-recurring elements of € -11.4 million and a IAS 39 effect of € 6.2 million. The non-recurring elements were mainly a combination of restructuring provisions (€ -38.4 million) and the reversal of inventory impairments (€ 26.8 million). More details on the non-recurring results can be found in the notes to the financial statements on page 89. Depreciation charges on fixed and intangible assets totalled € 116.3 million, slightly higher than the level of 2008.

Although some new investments were completed in 2009 the impact of these on depreciation was offset by various asset sales and impairments. In addition to depreciation, all other non-cash items such as impairments and increases/reversals of provisions are added back to constitute EBITDA. In 2009 these totalled € 2.0 million. Overall EBITDA declined by 47% compared with 2008.

Capital expenditure & acquisitions


Capital expenditure
(in million €)
13%
2%
4%
15%
66%
Europe
North America
South America
Asia-Pacific
Africa
2005
2006
2007
2008
2009
Capital expenditure

Capital expenditures reached € 190 million compared to € 216 million in 2008.

Some 50 % of the total capital expenditures were for growth projects. The most significant of these projects were the completion of capacity and capability investments for rechargeable battery materials in South Korea and China, the completion of new testing and production infrastructure in Automotive Catalysts, a new production and recycling facility for Jewellery & Electroplating in China and the construction of a new facility for the production of germanium substrates in the United States. At the end of 2009 Umicore announced the initiation of a project to build a new battery recycling facility in Hoboken, Belgium, during 2010.

Financial cost & taxes


21.4
25.8
28.7
27.0
20.7
4.3
4.5
5.1
5.8
3.9
2005
2006
2007
2008
2009
Average weighted interest rate (in %)
Effective tax rate (in %)

The total tax charge for the period was € 20.6 million, some € 46 million lower than in 2008. This decrease was mainy due to a lower level of taxation in line with reduced profits and due to the recognition of deferred tax assets. The recurring tax charge for the period of € 24.6 million corresponded to an overall effective recurring tax rate of 20.7 % on recurring pre-tax consolidated income. This was well below the level of 2008 due to the geographical spread of earnings with lower earnings generated in regions such as Europe which tend to have higher corporate tax rates.

Net financial charges were also significantly lower than 2008 (€ 36 million versus € 52 million). Net interest payments, which accounted for € 13.1 million, were significantly lower due to the reduced level of debt and a lower average interest rate. The remainder was mainly linked to the actualisation of long-term provisions, which were up as the discounting rates applied decreased in line with the lower interest rates. Net exchange rate losses were also somewhat lower than in 2008.

Cashflow break-down


(in million €)
400
300
200
100
0
-100
-200
-300
-400
-329
+254
+202
-190
-24
-75
2
-161
Net debt at 31/12/2008
Operating cash flow
Change in working capital
Capex
Net financial charges
Dividends (including capital changes)
Other
Net debt at 31/12/2009

Despite the difficult economic backdrop and the decline in revenues, Umicore generated strong operating cash flows during 2009. The net operating cash flow was € 450.7 million. Working capital requirements decreased by € 202 million driven mainly by reduced sales and rigorous working capital discipline across all businesses.

The cash outflow includes elements such as capital expenditure, disposals and acquisitions, dividends, capital changes, interests and taxes.

Net debt evolution

Gross outstanding debt


23%
41%
30%
6%
Bonds (maturity 2012)
Long-term loan (maturity 2013)
Commercial paper
Other bank facilities


(in million €)
1,200
1,000
800
600
400
200
0
33.4
43.9
9.9
19.8
10.5
509.5
400.1
773.1
168.0
328.6
161.1
2005
2006
2007
2008
2009
Net debt/ (net debt + equity), end of period (in %), continued
Securitisation, excluded from net debt before 2006
Consolidated net financial debt, end of period, continued

The net financial debt at the end of 2009 stood at € 161.1 million.

This was well below the levels at the end of 2008 and was the result of continued profits from operations combined with significant reductions in working capital requirements (see above for details).

The end-of-year gearing ratio was 10.5 %.

About half of the outstanding gross debt was either medium or long term in nature with maturity dates in 2012 and 2013. None of the syndicated credit facility, with a limit of € 450 milion, was in use at the end of 2009.

Distribution of economic benefits

Of Umicore's total income, the most significant portion was used to secure the metal component of raw materials. After substracting other raw materials costs, energy-related costs and depreciation, the remaining economic benefits available for distribution stood at € 738.1 million.

The biggest portion (€ 577.4 million) was distributed to employees in the form of salaries and other benefits. Net interests paid to creditors decreased significantly mainly as a result of a reduced need for funding. Umicore paid taxes to the governments and authorities where it operates, totalling € 57 million. Net taxes in North America were positive due to losses incurred. The earnings attributed to minority shareholders and the losses taken in associate companies totalled € 15.6 million.

Gross dividends for the year 2009, to be paid to shareholders in 2010, stayed at approximately the same level as for the year 2008 (€ 73.1 million) assuming that the proposed dividend of € 0.65 per share is accepted by the shareholders at the Annual General Meeting at the end of April 2010. This is in line with Umicore's policy of paying a stable or gradually increasing dividend.Umicore also spent some € 1.1 million on charitable donations.

The bulk of employee benefits were in the form of salaries, with the balance being in the form of national insurance contributions, pensions and other benefits. Employee benefits are only reported for fully consolidated entities and therefore cannot be readily compared with total headcount figures, which include associate companies. A full breakdown of employee numbers by region and by category can be found on page 58-59.

Turnover (including net contribution from associates & net result from discontinued operations)


5,214.3
74.4%
77.1
1.1%
576.0
8.2%
83.1
1.2%
322.1
4.6%
738.1
10.5%
Metals cost
Water, gas & electricity cost
Other raw materials cost
Depreciation & impairments
Other costs (net)
Economic benefits

Turnover (split by destination, excluding Precious Metals Management)

Geographically


6%
17%
6%
10%
62%
Europe
North America
South America
Asia-Pacific
Africa

Economic benefits €738.1 (in million €)


13.1
1.8%
9.0
1.2%
6.7
0.9%
57.0
7.7%
73.1
9.9%
0.7
0.1%
1.1
0.2%
577.4
78.2%
Taxes
Creditors
Contribution to associates
Minority Shareholders
Shareholders (dividends only)
Retained by the company
Charitable donations
Employee compensation & benefits

Taxes (consolidated companies only)

Geographically


17%
10%
54%
19%
Europe
South America
Asia-Pacific
Africa
North America (not included)

Employee Compensation & Benefits €577.4 (in million €)


448.3
77.6%
23.4
4.1%
105.7
18.3%
Employee salaries
National insurance contributions
Pensions & other benefits

Employee Compensation & Benefits (consolidated companies only)

Geographically


5%
2%
4%
9%
80%
Europe
North America
South America
Asia-Pacific
Africa

Share information

Dividends[1][2]

If the appropriation of profit proposed to shareholders is approved, a gross dividend of € 0.65 per share will be paid for the financial year 2009. Dividends will be paid out from 6 May 2010 at the branches of the following institutions:

- BNP Paribas Fortis
- ING
- Bank Degroof
- Dexia Bank
- KBC Bank
- Petercam


(in €)
2,00
1,75
1,50
1,25
1,00
0,75
0,50
0,25
0,00
1.21
1.73
1.80
1.93
0.73
0.37
0.42
0.65
0.65
0.65
2005
2006
2007
2008
2009
EPS adjusted, basic
of which dividend (proposed)

Capital structure

Umicore bought back € 3.88 million worth of its own shares in January 2009 (257,000 shares). During the year 476,775 treasury shares were used in the context of the exercise of employee stock options while another 31,750 were part of a share grant to senior management. At year-end the company held 7,506,197 of its own shares, corresponding to 6.3 % of the total shares outstanding.

Share price & trading volumes[1]


40
35
30
25
20
15
10
5
0
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
j f m a m j j a s o n d j f
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Umicore share price
Bel 20 index (indexed)
Dow Jones Specialty Chemicals index (indexed)
Umicore yearly / monthly average daily trading volume (only January and February in 2010)

Key figures per share (1)

(in €/share)

	2005	2006	2007	2008	2009
EPS excluding discontinued operations (2)					
EPS, basic	0.97	1.70	1.81	1.08	0.69
EPS, diluted	0.95	1.67	1.79	1.07	0.69
EPS adjusted, basic	1.21	1.73	1.80	1.93	0.73
EPS adjusted, diluted	1.19	1.70	1.78	1.91	0.73
EPS including discontinued operations					
EPS, basic	1.14	1.55	5.21	1.06	0.66
EPS, diluted	1.11	1.52	5.15	1.05	0.65
Gross dividend (3)	0.37	0.42	0.65	0.65	0.65
Net cash flow before financing, basic	0.15	(1.41)	6.29	1.65	2.40
Total assets of continued operations, end of period	23.33	29.79	26.82	26.95	25.24
Group shareholder's equity, end of period	7.71	7.41	12.42	11.50	11.68
Share price (4)					
High	19.97	26.00	36.53	37.10	24.32
Low	11.31	19.09	23.72	10.27	11.88
Close	19.92	25.80	34.00	14.07	23.40
Average	14.81	22.74	30.65	26.55	17.75

Capital structure

	2005	2006	2007	2008	2009
Number of shares (1) (5)					
Total shares outstanding, end of period	129,055,250	130,050,125	130,986,625	120,000,000	120,000,000
of which registered shares	37,995	89,334	149,919	204,160	6,314,380
of which treasury shares	3,155,485	3,304,260	10,911,770	7,757,722	7,506,197
Average number of shares, basic EPS	125,073,349	126,469,895	125,233,789	115,263,300	112,350,457
Average number of shares, fully diluted EPS	127,574,880	128,750,009	126,850,152	116,259,507	112,884,977
Capital, end of period (in million €)					
Issued capital (6)	459.7	463.2	466.6	500.0	500.0
Group shareholder's equity	971.1	939.0	1,491.2	1,290.7	1,314.2
Market capitalisation	2,570.8	3,355.3	4,453.5	1,688.4	2,808.0
Shareholder base, end of period (%)					
Umicore (treasury shares)	2.45	2.54	8.33	6.46	6.26
Threadneedle Asset Management	-	-	-	3 - 5	-
Barclays Bank PLC	-	-	-	3 - 5	-
Schroders	5 - 10	-	-	-	-
Fidelity International Limited & Fidelity Management and Research LLC	3 - 5	-	-	-	-
Fidelity International Limited	-	-	-	-	5 - 10
Fidelity Management and Research LLC	-	-	-	-	3 - 5
Parfina - Banque Degroof	3 - 5	3 - 5	3 - 5	3 - 5	-
Merrill Lynch	3 - 5	-	-	-	-
BlackRock Investment Management (UK) Limited	-	-	-	-	5 - 10
Free float	100.00	100.00	100.00	100.00	100.00

(1) All data per share and the number of shares have been adjusted for the share split of 5:1, which took place on 29 February 2008.
(2) EPS data has been adjusted for discontinued items for the year prior to the discontinuation. This means that 2006 data (but not data from previous periods) has been adjusted for the discontinuation of the Zinc Alloys activities in 2007. Similarly, 2004 data (but not data from 2003) has been adjusted for the discontinuation of the Copper activities in 2005.
(3) For those investors subject to Belgian witholding tax, the gross dividend is subject to a 25% witholding tax (reduced to 15% on presentation of VVPR strips). The 2009 dividend assumes acceptance by the shareholders of the Board's proposal of a gross dividend of € 0.65 per share.
(4) Share prices for 2005 and before have been restated to take account of the Cumerio demerger.
(5) In 2007 Umicore carried out capital increases amounting to a total of 936,500 shares created as a result of the exercise of stock options with linked subscription rights. All remaining subscription rights were cancelled in late 2007. In the years 2002 to 2006 Umicore carried out a number of capital increases as a result of: an equity offering in November 2003; the exercise of stock options with linked subscription rights, the conversion of options in the ESOP 1999 plan into ordinary shares.
(6) In 2005 the issued capital was adapted following the demerger of Cumerio and the incorporation of share premiums.

Clean technologies: foundation for future growth

Umicore in recent years has increasingly focused its R&D on "clean technologies" to optimize the use of rare and valuable materials and to reduce environmental impact. Umicore defines clean technologies as those innovative technologies specifically designed to minimize the use of natural resources and to reduce environmental impact.

Overall R&D expenditure in 2009 remained stable relative to revenues, reaching the equivalent of 6.9 % of revenues. Of the total R&D spend of € 135.7 million, € 16.1 million was spent at associate companies and € 16 million was spent on long term projects at corporate level.

Umicore's sound financial position in what was a challenging financial year 2009 has enabled it to continue the pursuit of its long term development plans.

Some 80% of its R&D expenditure is currently dedicated to projects in this field. These projects can be grouped in three categories:

"Energy solutions" focuses on materials for storing and producing energy in a sustainable manner. Umicore is a world leader in the production of germanium substrates, the building blocks of very efficient solar cells which today are used in space applications primarily. In 2008, Umicore decided to invest in a doubling of its germanium substrate production capacity to capture the expected growth of the terrestrial photovoltaic market.

Using concentrator technology - relying on a set of mirrors or lenses to focus the sunlight on tiny solar cells - germanium-based solar cells become in certain conditions more cost-effective than traditional, but less efficient, silicon-based photovoltaics. Construction of the new facility in Quapaw, USA, was completed at the end of 2009 and the plant is scheduled to start qualifying with customers in the first part of 2010.

The production capability expansion at Umicore's Korean and Chinese plants to make cathode materials for lithium-ion rechargeable batteries for use in new power applications such as hybrid electric vehicles became operational in 2009 and succesfully started the qualification process with customers. The extended product portfolio includes the lower cobalt containing NMC (nickel, manganese, cobalt) cathode materials.

Umicore also focuses on the development of electro-catalyst materials for use in fuel cells which emit only water vapour. This development is partly conducted through SolviCore, a 50/50 joint-venture with Solvay.

"Environmental solutions" technologies mitigate the impact on the environment. Examples include Umicore's automotive catalysts - porous structures coated with precious metals which react with the exhaust gases, rendering them harmless - and platinum-engineered materials such as the N_2O abatement catalyst, which help cut the emission of greenhouse gases from the fertilizer industry. In 2009, Umicore finalised the further investments in the Automotive Catalysts testing and R&D capabilities in Germany.

"Recycling solutions" spans Umicore's entire range of activities, addressing resource scarcity and emissions by closing the materials loop and steadily decreasing the use of primary materials. Umicore, for example, is the world's largest recycler of precious metals, recovering 17 metals - including 7 precious metals - from more than 350,000 tonnes of raw materials (by products from other non-ferrous metals refiners, spent automotive and industrial catalysts and electronic scrap).

In 2009 Umicore decided to build an industrial scale recycling facility for end-of-life rechargeable batteries at its Hoboken site in Belgium. The investment will enable Umicore to deal with the expected growth in the availability of end-of-life rechargeable batteries. The use of such batteries is set to grow substantially, particularly as a result of the increasing numbers of (hybrid) electric vehicles ((H)EVs) on the world's roads. The plant, which involves an investment of € 25 million, is expected to start operating in the first half of 2011.

Automotive catalysts



Fuel cells



Rechargeable batteries


Separator
Anode
Separator
Cathode

NOx abatement



Solar cells



Recycling


Recycled metals

Research & development

R&D


12%
12%
3%
5%
68%

- Advanced Materials
- Precious Metals Products & Catalysts
- Precious Metals Services
- Zinc Specialties
- Corporate

(in million €)


200
175
150
125
100
75
50
25
0
5.7
5.8
5.8
7.1
6.9
111.7
110.3
124.5
165.0
135.7
98.5
98.3
110.8
148.6
119.5
2005
2006
2007
2008
2009

- Consolidated R&D / revenues (in %)
- R&D expenditure
- of which fully consolidated

Worldwide

Quapaw, Oklahoma, US
Completion of new production facility for germanium substrates



Hanau, Germany
Completion of new testing and production infrastructure Automotive Catalysts





Olen, Belgium
Start-up of new combined heat and power generation plant (CHP) to further reduce greenhouse emissions



Jiangmen, China



investments



Hoboken, Belgium
New investment in industrial scale recycling of end-of-life batteries and completion of "face lift" of site.

Foshan, China
New Jewellery & Electroplating production and recycling facility





Cheonan, Korea
Production capability expansion at Korean and Chinese (Jiangmen) plants to make cathode materials for rechargeable batteries for use in new power applications, such as hybrid electric vehicles





Annual report

Economic report



Umicore Group controllers and senior finance managers

We grow together

...the Umicore way

Umicore endeavours to provide today's society, and that of the future with innovative materials which enhance the quality of life while reducing the impact of human activity on the environment: "Less is more". We do this by harnessing our unique experience and expertise in combining materials science, chemistry and metallurgy.

We help set society on a course towards a sustainable future. Our strategic vision of sustainable development is a common thread through all of our activities.

That is our way of doing business: "The Umicore Way".



Stephanie Cael,
BU controller,
Cobalt & Specialty Materials,
Olen (Belgium)

Umicore is a top producer of key materials for rechargeable batteries used in mobile phones, laptops and increasingly also in (hybrid) electric vehicles.

Advanced Materials

Profile

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of advanced applications. The main materials used are cobalt, germanium and nickel.

The business group is composed of three business units - **Cobalt and Specialty Materials**, **Electro-Optic Materials** and **Thin Film Products** and also comprises a 40 % shareholding in Element Six Abrasives - a joint venture with De Beers.

The materials produced by Advanced Materials can be found in a number of clean energy applications including rechargeable batteries and photovoltaics. Some 83 % of Advanced Materials' raw materials needs are sourced from end-of life or secondary materials.

For a more detailed profile of the Advanced Materials business along with information on its sustainability context please visit: www.umicore.com/en/businessGroups/am/am.htm

Year performance and highlights

Revenues of Advanced Materials were down 23 % in 2009 while recurring EBIT declined from € 71.1 million in 2008 to € 21.6 million in 2009. The main reason for the decline was a significant reduction in demand in the Cobalt & Specialty Materials businesses, with the steepest reduction coming in rechargeable battery materials. The Electro-Optic Materials business proved resilient in the face of the global downturn and both revenues and earnings were stable compared to the previous year. Thin Film Products' performance was down year-on-year as the business increased its development costs for new products. The contribution of associate companies was well down due to the lower level of performance at Element Six Abrasives. Overall performance, particularly in Cobalt and Specialty Materials and Element Six Abrasives, recovered significantly in the second half of the year compared to the first.

Capital expenditures remained at high levels. The main investments were the completion of the new battery materials installations in Korea and China and the new substrates facility in Quapaw, USA.

Analysis overview

Revenues

- 23%

Significant recovery in second half

Steady performance in Electro-Optic Materials

Significant growth capital expenditure

Business review

In **Cobalt & Specialty Materials** sales of Li-ion cathode materials were well down year-on-year as a result of destocking by customers and reduced demand for consumer electronics. Sales did improve in the second half of the year, however. The capacity and capability expansion for new materials in the Korean and Chinese plants was completed and as a result the business was able to expand its product and customer portfolio. The business increased its deliveries of nickel-manganese-cobalt (NMC) cathode materials and sales of this material for hybrid and electric vehicles gained momentum through the year. The weaker activity levels in the construction and automotive industries, combined with de-stocking at customers caused a severe dip in sales volumes of cobalt fine powders especially for those used in hard metals applications. The Ceramics and Chemicals business posted a resilient performance with stable volumes and premiums through the year. Despite weaker market conditions, the business benefited from its well balanced product portfolio and extensive distribution network. The refining and recycling activity in China performed well.

Electro-Optic Materials' revenues were up slightly, year-on-year. Sales volumes of germanium semiconductor substrates were somewhat lower than in 2008. Lower substrate volumes for the emerging terrestrial concentrator photovoltaics market and lower volumes resulting from the normal fluctuations in the satellite business were not fully compensated by the growing demand for ultra high-brightness LEDs. Sales of materials for infrared optical applications were strong throughout the year. Sales of germanium tetrachloride for optical fibres were lower, in line with reduced demand for fibre optic networks.

In **Thin Film Products** sales of materials for most application areas were down year on year with the exception of large area coatings where sales of rotary ITO targets for glass coating and thin film photovoltaics increased.

In **Element Six Abrasives** sales of abrasive products were significantly lower year-on-year. Customer de-stocking in key end user sectors such as automotive and oil and gas drilling exacerbated the lower demand, particularly in the first half. Sales of products for use in mining and road construction were rather more resilient, although also at a lower level than in 2008. Element Six Abrasives embarked on a far-reaching cost-reduction programme at the end of 2008. This had been largely implemented by the end of 2009 and resulted in a significant streamlining of manufacturing capacity and reduction of workforce.

In figures ...

(in million €)

	2005	2006	2007	2008	2009
Turnover	456.4	606.4	831.2	982.9	541.4
Revenues (excluding metal)	275.1	287.2	332.0	395.0	305.1
EBITDA	83.6	77.1	83.5	86.3	36.6
Recurring EBIT	59.4	52.9	62.3	71.1	21.6
of which associates *	18.4	22.3	22.6	18.7	5.1
Total EBIT	57.7	43.6	55.1	48.3	28.6
Recurring EBIT margin (%)	14.9	10.6	11.9	13.3	5.4
Capital expenditure	22.2	15.8	20.3	52.3	51.0
Capital employed, average	387.0	380.9	422.5	468.4	453.0
Return on Capital Employed (ROCE) (%)	15.4	13.9	14.7	15.2	4.8
Workforce, end of period	4,330	5,515	5,821	6,198	5,294
of which associates *	2,935	4,139	4,261	4,550	3,647

* Ganzhou Yi Hao Umicore Industries Co. Ltd., Jiangmen Chancsun Umicore Industry Co. Ltd., Todini and Co., (all Cobalt & Specialty Materials); Element Six Abrasives

Recurring EBIT (in million €)


100
80
60
40
20
0
59,4
52,9
62,3
71,1
21,6
41,0
30,6
39,6
52,4
16,5
2005
2006
2007
2008
2009

Recurring EBIT

of which fully consolidated

Revenues (in million €)


550
495
440
385
330
275
220
165
110
55
0
275,1
287,2
332,0
395,0
305,1
2005
2006
2007
2008
2009

Revenues (excluding metal)

Capital employed (in million €)


550
495
440
385
330
275
220
165
110
55
0
15,4
13,9
14,7
15,2
4,8
387,0
380,9
422,5
468,4
453,0
2005
2006
2007
2008
2009

Return on Capital Employed (in %)

Capital employed, average

Turnover (by destination)


1%
36%
38%
3%
22%

Europe

North America

South America

Asia-Pacific

Africa

Resource efficiency


17%
13%
70%

End-of-life materials

Secondary materials (excluding end-of-life materials)

Primary materials

Workforce, end of period


35%
24%
5%
36%

Europe

North America

Asia-Pacific

Africa

Cahit Yildiz,
line operator, Automotive Catalysts,
Rheinfelden (Germany)


umicore
materials for a better life

Umicore is a world leading producer of automotive catalysts which help clean the air to make our cities a better place to live in.

Precious Metals Products and Catalysts

Profile

Precious Metals Products and Catalysts produces a range of complex functional materials based on precious metals and its expertise in technology platforms such as catalysis and surface technology. The business is organized in five business units: **Automotive Catalysts**, **Catalyst Technologies**, **Jewellery and Electroplating**, **Platinum Engineered Materials** and **Technical Materials**.

Precious Metals Products and Catalysts plays a significant role in the abatement of global automotive emissions through its automotive catalysts products. It is also involved in the development of materials for fuel cell applications.

Secondary and end-of-life materials account for some 8.5 % of the input materials (including the effect of automotive catalyst substrates) for the business. Approximately half of Umicore's precious metals requirements in the division could, if needed, be sourced from the company's Precious Metals Refining operations. The business is Umicore's single biggest investor in research and development.

For a more detailed profile of the Precious Metals Products & Catalysts business along with information on its sustainability context please visit: www.umicore.com/en/businessGroups/pmpc/pmpc.htm

Year performance and highlights

Revenues of Precious Metals Products and Catalysts were down 19 % in 2009. Recurring EBIT was down at € 32.7 million compared to € 103.1 million in 2008. The main reason for the decrease was the downturn in the automotive sector which impacted the Automotive Catalysts business in particular. Reduced demand and customer de-stocking in several other business areas, notably Technical Materials, also resulted in much lower sales, particularly in the first half of the year. The performance of Precious Metals Products and Catalysts rebounded significantly in the second half of 2009 as cost reduction measures implemented in Automotive Catalysts and Technical Materials earlier in the year started to have a positive impact.

The business continued to position itself for future growth opportunities. Investments of note included a production capacity expansion in Korea and an extended testing infrastructure for Automotive Catalysts in Germany. In Jewellery and Electroplating a new production and recycling facility was opened in Foshan, China.

Analysis overview

Revenues

-19%

Significant rebound in second half

Business review

Global light duty vehicle production declined by 13 % in 2009. Umicore's **Automotive Catalysts** sales volumes were down in similar proportions. In Europe and the North American markets, vehicle sales in the second part of the year were stimulated by various scrapping schemes. The increase in sales was most noticeable in cars with smaller engine sizes and therefore resulted in a lower average value of catalyst per vehicle sold. South American car production was only slightly below that of 2008. In Asia, Chinese car production was up 47 % in 2009, aided in part by tax incentive schemes for consumers, and China became the country with the largest production volumes. Umicore benefited from its leading position in the Chinese market. In Japan and South Korea car production fell 30 % and 8 % respectively. Umicore secured a number of heavy-duty diesel contracts during 2009 and continued to develop its capabilities in this segment.

In early 2009 Umicore implemented measures to adjust its production infrastructure and further enhance the efficiency of its operations with regard to current and anticipated market developments. This had a strong impact on operating performance in the second half of the year. The production footprint was adjusted. In this context it was decided to build an additional production line in the Suzhou plant in China.

In **Catalyst Technologies** overall revenues were up slightly year-on-year. Sales of products for life science applications and pharmaceuticals performed well and the new plant in Pilar, Argentina, started production of active pharmaceutical ingredients for the local market. In Fuel Cells, the level of public funding for the SolviCore joint-venture increased and revenue levels continued to grow steadily.

In **Platinum Engineered Materials** activity levels at high purity glass manufacturers moved from idle early in the year to almost full production capacity utilization in the second half of 2009, as the demand for LCD monitors continued to grow.

In **Technical Materials** revenues for both brazing alloys and contact materials were well below the levels of the previous year. In Contact materials customer de-stocking came to an end before the end of the year. Sales of products destined for low and medium voltage electrical equipment improved towards the end of the year. The situation in brazing alloys was more challenging as the tooling market was severely impacted by weaker demand and customer de-stocking. The activities in Yangzhong, China, were wound down at the end of the year.

In **Jewellery and Electroplating**, sales of gold semi-finished products for jewellery were much lower year-on-year although the gold recycling activity performed well due to a rising gold price and high demand for recycling services of old jewellery and other secondary gold-containing materials. Sales of silver products were up year-on-year mainly due to increased demand for silver coinage for investment purposes. Sales of electroplating products were well below those of the previous year.

Financial details

In figures ...

	2005	2006	2007	2008	2009
					(in million €)
Turnover	1,860.6	2,502.2	2,880.2	3,267.2	2,251.2
Revenues (excluding metal)	766.2	837.6	926.0	1,001.5	809.8
EBITDA	177.7	181.1	193.5	134.5	69.7
Recurring EBIT	136.1	139.0	159.9	103.1	32.7
of which associates *	8.4	9.1	5.4	14.8	(9.5)
Total EBIT	135.3	132.2	149.3	90.3	24.5
Recurring EBIT margin (%)	16.7	15.5	16.7	8.8	5.2
Capital expenditure	43.6	32.7	39.2	73.3	62.6
Capital employed, average	610.1	695.1	726.2	913.9	826.8
Return on Capital Employed (ROCE) (%)	22.3	20.0	22.0	11.5	4.0
Workforce, end of period	3,420	4,022	4,311	4,403	3,767
of which associates *	220	263	248	272	285

* ICT Co. Japan, ICT Inc. USA, Ordeg Korea, (all Automotive Catalysts); SolviCore (Catalyst Technologies)

Figures linked to the 2008 income statement, except ROCE, have been restated for discontinued operations, following the sale of the Electronic Packaging Materials operations.
2009 figures exclude the battery recycling activities, which are now reported in Precious Metals Services.

Recurring EBIT (in million €)



136.1
139.0
159.9
103.1
42.2
127.7
129.9
154.3
88.3
32.7
2005
2006
2007
2008
2009
Recurring EBIT
of which fully consolidated

Revenues (in million €)



766.2
837.6
926.0
1001.5
809.8
2005
2006
2007
2008
2009
Revenues (excluding metal)

Capital employed (in million €)



22.3
20.0
22.0
11.5
4.0
610.1
695.1
726.2
913.9
826.8
2005
2006
2007
2008
2009
Return on Capital Employed (in %)
Capital employed, average

Turnover (by destination)



10%
15%
8%
6%
61%
Europe
North America
South America
Asia-Pacific
Africa

Resource efficiency



8%
92%
End-of-life materials
Secondary materials (excluding end-of-life materials)
Primary materials

Workforce, end of period



7%
16%
13%
12%
52%
Europe
North America
South America
Asia-Pacific
Africa

Kevin Torfs,
Sampling department,
Precious Metals Refining,
Hoboken (Belgium)

Umicore operates the world's largest precious metals recycling installation in Hoboken, recovering 7 precious metals from secundary and end-of-life materials, including electronic scrap from old laptops, PCs and mobile phones.

Precious Metals Services

Profile

Precious Metals Services is the world market leader in recycling complex waste streams containing precious and other non-ferrous metals. It is divided into three business units: **Precious Metals Refining, Battery Recycling** and **Precious Metals Management**. The refining operations can recover some 17 precious and other non-ferrous metals from a wide range of complex industrial intermediate materials and from precious metals-bearing scrap from electronic and catalytic applications. It sources these materials from a truly global supply base.

Precious Metals Refining is unique in the range of materials it is able to recycle and the flexibility of its operations. Input materials come almost completely from secondary sources (industrial by-products and end-of-life materials).

The business group's resource efficiency (use of recycled plus secondary sources) amounts to 79.2 %. The operations offer the ultimate example of closing the materials loop and using the infinite recyclable properties of metals to the maximum.

For a more detailed profile of the Precious Metals Services business along with information on its sustainability context please visit: www.umicore.com/en/businessGroups/pmr/pmr.htm

Year performance and highlights

The Precious Metals Services operations produced another outstanding result in 2009, with a return on capital employed of close to 60 %. In the Precious Metals Refining activities, business conditions gradually weakened through 2009 compared to the exceptional levels of previous periods. The intake of materials was mixed, some input streams showing an improvement and others, such as spent automotive catalysts being lower year-on-year. Precious Metals Management did not benefit from the same extraordinary conditions on the metals markets as had been the case in 2008. Its contribution returned to more normal levels in 2009.

In 2009 Umicore took the decision to invest in a new facility for the recycling of spent rechargeable batteries. This activity, which had previously been managed as a venture, will be structured as a business unit and its results are including in the Precious Metals Services segment.

Analysis overview

ROCE close to

60%

New investment in battery recycling

Business review

The **Precious Metals Refining** operations continued to produce very strong results. As anticipated, however, the performance did not reach the extraordinary levels seen in 2008 due to lower received metal prices and somewhat lower refining charges. The supply mix deteriorated somewhat in the first part of the year, thereby impacting the revenues generated from refining operations in the second half. The non-ferrous industry, which experienced some sharp production cuts in late 2008 and early 2009, gradually re-started or increased production towards the end of the year. Arrivals of spent automotive catalysts were low throughout the year, showing only limited improvement towards the end of the year as suppliers stocked materials in anticipation of higher metals prices. Electronic scrap arrivals remained at a high level throughout the year, helped by a high gold price and the impact of the legislative framework in Europe. Arrivals of industrial catalysts were also stable with a growing share of fine chemistry and pharmaceutical catalysts.

Although pgm prices were on an upward curve throughout the year, average prices, especially rhodium, were significantly lower than in 2008. This affected the metal component in the unit's revenues. The protection afforded by contracts which were secured at much higher price levels in previous periods, also gradually reduced through the year. Average prices for a number of minor metals such as selenium, indium and nickel were also lower year on year.

Revenues generated by by-products were significantly lower year-on-year.

In late 2009 Umicore decided to close the commercial and sampling activities of the business unit in Hanau, Germany and to consolidate these activities in Maxton, USA, and Hoboken, Belgium. This process will be completed in the course of 2010.

In **Precious Metals Management** physical metals sales and metal leases were down year-on-year. Demand for precious metals was lower, with strong sales of palladium to the automotive catalyst sector in China being the only exception of note. Sales of gold bars to investors remained strong as a result of the high gold price.

In 2009 Umicore decided to build an industrial scale **Battery Recycling** facility for end-of-life rechargeable batteries at the Hoboken site in Belgium. The plant, with an initial annual capacity of 7,000 tonnes, will involve an investment of € 25 million and is set to become operational in 2011. The investment will enable Umicore to capture the expected growth in the availability of end-of-life Lithium-ion, Lithium-Polymer and Nickel Metal Hydride rechargeable batteries. The new facility will also process production scrap generated during the battery production process. In 2009 Umicore intensified its commercial discussions with the major producers of electrified vehicles and their battery suppliers, as well as those manufacturers that have plans to build such vehicles or batteries in the future.

In figures ...

Financial details

(in million €)

	2005	2006	2007	2008	2009
Turnover	3,133.0	4,005.7	3,465.6	4,145.3	3,610.7
Revenues (excluding metal)	234.5	325.0	357.9	420.1	353.6
EBITDA	97.7	162.4	173.3	218.2	140.9
Recurring EBIT	56.8	131.3	133.9	183.7	104.7
Total EBIT	56.6	121.5	128.9	182.0	96.8
Recurring EBIT margin (%)	24.2	40.4	37.4	43.7	29.6
Capital expenditure	23.5	20.9	52.1	60.9	45.7
Capital employed, average	254.7	276.2	246.0	229.5	177.0
Return on Capital Employed (ROCE) (%)	22.3	47.5	54.4	80.1	59.2
Workforce, end of period	1,297	1,314	1,452	1,514	1,486

2009 figures include the battery recycling activities, previously reported in Precious Metals Products & Catalysts.

Recurring EBIT (in million €)


200
180
160
140
120
100
80
60
40
20
0
56.8
131.3
133.9
183.7
104.7
2005
2006
2007
2008
2009
Recurring EBIT

Revenues (in million €)


450
400
350
300
250
200
150
100
50
0
234.5
325.0
357.9
420.1
353.6
2005
2006
2007
2008
2009
Revenues (excluding metal)

Capital employed (in million €)


400
350
300
250
200
150
100
50
0
254.7
276.2
246.0
229.5
177.0
22.3
47.5
54.4
80.1
59.2
2005
2006
2007
2008
2009
Return on Capital Employed (in %)
Capital employed, average

Income from refining charges (by destination)


52%
11%
8%
9%
20%
Europe
North America
South America
Asia-Pacific
Africa

Resource efficiency


14%
65%
21%
End-of-life materials
Secondary materials (excluding end-of-life materials)
Primary materials

Workforce, end of period


91%
1%
8%
Europe
North America
South America

Manuel Vieira,
Research technician,
Building Products,
Bray-et-Lû (France)

Umicore's VM Zinc product range offers an attractive portfolio of high-added value rolled zinc for construction projects including roofing, facades and rainwater evacuation. Moreover, zinc is very durable and its production requires less energy compared to many other metals.

Zinc Specialties

Profile

Zinc Specialties develops zinc-based chemicals, powders and materials for a wide variety of products including paints, catalysts, building materials and primary batteries.

Zinc Specialties is organized around two business units: **Zinc Chemicals** and **Building Products**. One of the principal properties of zinc is its excellent corrosion resistance, thereby enhancing the durability of the products on which it is coated.

Zinc Specialties is a significant recycler of zinc, with 29 % of the feed coming from recycled sources. "Closing the loop" is a central pillar of the business strategy.

For a more detailed profile of the Zinc Specialties business along with information on its sustainability context please visit: www.umicore.com/en/businessGroups/zn/zn.htm

Year performance and highlights

Full year revenues in Zinc Specialties were down 13 % in 2009, while recurring EBIT was down 35 %. There was a marked decrease in the performance of both Zinc Chemicals and Building Products. The sales volumes in Zinc Chemicals were significantly lower year-on-year as customer demand fell in key sectors such as anti-corrosive paints. As anticipated, the recycling operations performed better, benefiting from a higher received zinc price in 2009 compared with 2008. In Building Products the level of sales was impacted by the reduced activity levels in the construction sector, particularly in Europe. Sales of higher value added products did increase and the business was able to perform better than the new-build construction sector due to its exposure to the comparatively stable renovation market.

Analysis overview

Revenues

-13%

Growing share high value added pre-weathered products

Recycling operations perform well

Business review

Revenues for **Zinc Chemicals** were down year-on-year. Demand for both zinc oxide and fine zinc powders was significantly lower in 2009 although de-stocking in most end-user industries had come to an end by the last months of the year. Product premiums were lower year-on-year reflecting the reduced demand. The zinc recycling operations continued to perform well, benefiting from a higher received recycling margin resulting from longer term contracts entered into at a time of higher zinc prices.

The market for anti-corrosive paint pigments was weak throughout the year. Activity levels in the sea container sector as well as industrial and marine construction projects showed no discernable recovery from the drop in demand experienced at the end of 2008. Similarly, sales of compounds and catalysts for chemical applications were also lower although some markets, such as for electrolytes used in zinc refining, did show some improvement in the second half of the year. Premiums for fine zinc powders were slightly higher in 2009 compared with 2008. Sales volumes for zinc oxide in most application areas such as ceramics, tyres and wood protection were well down year on year. Sales volumes of feed-grade zinc oxide also remained low. Zinc oxide premiums were well down year-on-year, reflecting the reduced levels of demand.

Demand for zinc powders used in primary battery materials held up relatively well despite the economic downturn and sales volumes were only slightly below the levels of 2008. Product premiums in this product area were stable.

In **Building Products** sales volumes were well down. Overall sales in Europe were hampered by cold weather in the early months of the year. Sales volumes stabilised in France and Benelux in the second part of 2009 while the markets in Germany, Eastern and Northern Europe remained depressed. Sales in new overseas markets grew further from a small base, mainly driven by increased use of zinc envelopes in architectural projects. The business performed better than the general construction sector, however, due to its high level of exposure to renovation and infrastructure projects. Sales of high value added pre-weathered products continued to grow well and made up close to 50 % of all revenues. As a result, despite the economic slowdown, average product premiums were slightly up as these higher added-value products grew as a proportion of the product mix.

Financial details

In figures ...

(in million €)

	2005	2006	2007	2008	2009
Turnover	940.8	982.9	1,056.1	690.5	516.6
Revenues (excluding metal)	448.4	235.5	294.1	283.7	254.6
EBITDA	65.1	66.5	61.7	66.2	47.9
Recurring EBIT	24.7	50.6	41.9	46.6	29.5
of which associates *	7.2	6.8	0.2	1.7	3.1
Total EBIT	(25.4)	44.9	34.8	32.3	37.0
Recurring EBIT margin (%)	3.9	18.6	14.2	15.8	10.4
Capital expenditure	47.2	25.2	25.5	18.5	16.8
Capital employed, average	383.5	277.4	359.5	301.4	280.7
Return on Capital Employed (ROCE) (%)	6.4	18.3	11.6	15.2	10.5
Workforce, end of period	3,977	2,027	2,172	2,229	2,128
of which associates *	1,159	477	509	512	473

* Rezinal (Zinc Chemicals); Ieqsa (Building Products)

Figures linked to the 2008 income statement, except ROCE, have been restated for discontinued operations, following the sale of the lead sheet operations of Building Products.

Recurring EBIT (in million €)


60
50
40
30
20
10
0
24.7
50.6
41.9
46.6
29.5
41.7
26.5
2005
2006
2007
2008
2009

Recurring EBIT

of which fully consolidated

Revenues (in million €)


1,000
900
800
700
600
500
400
300
200
100
0
294.1
283.7
2005
2006
2007
2008
2009

Revenues (excluding metal)

Capital employed (in million €)


1,000
900
800
700
600
500
400
300
200
100
0
18.3
6.4
11.6
15.2
10.5
277.4
301.4
2005
2006
2007
2008
2009

Return on Capital Employed (in %)

Capital employed, average

Turnover (by destination)


12.8%
0.5%
78.9%

Europe

North America

South America

Asia-Pacific

Africa

Resource efficiency


29.5%

Primary materials

Secondary materials (excluding end-of-life material:

End-of-life materials

Workforce, end of period


15%

Europe

North America

South America

Asia-Pacific

Annual report

Environmental report



Corporate Environment, Health and Safety team (Brussels)

We live together

...the Umicore way

In 2000, Umicore adopted five-year objectives to improve its environmental performance, acknowledging that success must also take into account the broader environmental impact of its operations and products, as well as the needs of future generations. These objectives – along with a parallel set of social targets introduced in 2005 – constitute the cornerstone of Umicore's sustainable development approach. Every year, based on a set of performance indicators, the progress made in achieving these targets is analysed, reported and acted upon.

In 2004, Umicore laid out the principles of its pursuit of sustainable development in "The Umicore Way", a beacon guiding the group on the road to a sustainable future.





Danny Simonovski,
Melt/Materials Manager,
Jewellery & Electroplating,
Markham (Canada)

Preparations for replacing the aged and tired incinerator at the Markham site, dating from before the acquisition of the site by Umicore in 2007, are fully underway. The new incinerator - scheduled to be installed in 2011 - will not only be more fuel efficient and environmentally friendly but will also contribute to a smaller carbon footprint.

Group Environmental Performance Analysis

Scope

This section offers an evaluation of Umicore's environmental performance for 2009 in comparison with 2008. The analysis focuses on the material environmental aspects most of which form the basis of the Group environmental objectives for the period 2006-2010 (see pages 45-51). Only data from consolidated sites where Umicore has operational control are included in this report.

The total number of reporting sites in 2009 was 66.

Within the scope of Umicore's reporting framework, the majority of the sites reported their environmental performance at the end of the third quarter together with a forecast for the fourth quarter.

The four sites with the largest environmental impact (in 2009: Hoboken, Changsha, Hanau, Olen) reported their full-year figures. A sensitivity analysis undertaken in 2009 for two indicators (metal emissions to water and energy consumption) indicated that the potential deviation of the environmental performance would be less than 2 % in case of a 20 % error in the data forecast.

Umicore uses a central environmental database for all sites to report their data, thereby ensuring a consistent interpretation of definitions of the key indicators. More details on Umicore's environmental management approach are available at www.umicore.com.

The key performance data are summarized in the table on page 43.

Due to improved data processing, performance data for metals emissions to both water and air as well as greenhouse gases for 2008 have been subject to minor adjustments.

Resource efficiency and recycling

Recycling of metals-containing materials is at the core of Umicore's business. In order to quantify this aspect, the company reports on its 'resource-efficiency and recycling capabilities'; each business unit is required to identify the origin of its incoming materials using the following definitions.

- Primary materials: materials that are being used for the first time. These materials are mainly ores and concentrates.
- Secondary materials: by-products of primary material streams
- Recycled materials: materials that have ended their first life cycle and will be re-processed through recycling, thereby entering a 2nd, 3rd ...life.

Incoming materials are regarded as primary by default if their origin is unknown. The collected data are expressed in terms of total tonnage of incoming material.

In 2009, 41 % of Umicore's incoming materials were of primary origin, compared to 37 % in 2008. Twenty percent of the incoming materials were recycled materials while secondary materials accounted for 39 % (figure 1).

FIGURE 1

Input materials Umicore (in %)


20%
41%
39%

Primary materials
Secondary materials
Recycled materials

Analysis

20%

Recycled materials

Significant drop hazardous waste volumes to 34,661 tonnes

Water consumption

Total water consumption covers the use of water for process and sanitary purposes.

Total water consumption decreased by 3.5 % from 5,220,000 m³ in 2008 to 5,045,000 m³ in 2009. Lower production rates played a role in the decreased water consumption in the business segments Advanced Materials and Precious Metals Products and Catalysts. Nonetheless, a number of sites set up improvement actions, e.g. the site in Providence (Thin Film Products) closed a number of reactor loops to re-circulate the water used in cooling jackets. The site also organized training sessions for all employees to conserve water as part of its ISO 14001 programme. A better control of the groundwater pumps in Hoboken (Precious Metals Refining) has contributed to the reduced water consumption.

The business segment Zinc Specialties saw an increase of water usage, which was mainly explained by water system leakages in Viviez and Bray-et-Lû (Building Products) (figure 2). These leakages have all been repaired.

Energy consumption

In order to provide a detailed picture of Umicore's energy consumption, information is collected on all relevant energy carriers. This includes data on purchased electricity, heavy fuel, gasoil, natural gas, liquefied propane gas (LPG), coal as well as data on the energy content of purchased compressed air and steam. The two main office buildings (Brussels and Bagnolet) also reported their energy consumption. Energy data for sites include consumption both for own use and for third parties. For example, the sites in Olen (Cobalt & Specialty Materials and Electro-Optic Materials) and Eijsden (Zinc Chemicals) both supply energy to companies on neighbouring sites.

In 2009, total energy consumption of the production sites stood at 7,284 terajoules, down from 7,843 terajoules in 2008. This represents an overall reduction of 7 %. The total energy consumption of the office buildings was 9.3 terajoules.

Notwithstanding the reduced production volumes, several sites also implemented specific projects to further reduce their energy consumption in a sustainable way (figure 3). For example the site in Fort Saskatchewan (Advanced Materials) rolled out an energy management plan including a detailed energy accounting and monitoring system which enabled the site to identify and implement energy reduction measures. Examples include a better management of the steam consumption as well as switching the lighting from metal halide lamps to more energy efficient fluorescent bulbs. The lights were also put on a motion sensor.

Indirect energy consumption by primary energy source (purchased electricity, steam and compressed air for both production sites and office buildings) amounted to 2,530 terajoules, while direct energy consumption by primary energy source (fuel, gas oil, natural gas, LPG, coals and cokes) stood at 4,763 terajoules.

Waste

Each Umicore site is required to report separately volumes of hazardous and non-hazardous waste as defined by local legislation. The figures below do not include the excavated contaminated soil from the various rehabilitation projects. The generation of hazardous waste decreased from 54,405 tonnes in 2008 to 34,661 tonnes in 2009 (figure 4). Total waste volumes decreased from 83,142 to 54,378 tonnes.

The business segment Advanced Materials reported a reduction in hazardous waste volumes mainly due to a reduced production rate. Nonetheless, the site in Olen (Electro-Optic Materials) saw an increase in hazardous waste volumes as it was required to send the residues of the thallium-containing feedstock to an

FIGURE 2

Water consumption (1,000 m³)


2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2008
2009

FIGURE 3

Energy consumption (in TJ)


3,000
2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2008
2009

FIGURE 4

Total waste produced (in tonnes)


30,000
25,000
20,000
15,000
10,000
5,000
0
Recycled waste
Non recycled waste

external waste handler for further treatment. It is expected that this feedstock will be depleted in the course of 2010 with a subsequent decrease in hazardous waste volumes. The site in Bruges generated less waste due to production changes.

The site in Hoboken (Precious Metals Services) reduced its hazardous waste volume to 12,054 tonnes from 25,089 tonnes in 2008. The high volumes in 2008 were linked to a one-off disposal, requested by the regional environmental authorities of historical stock of calcium arsenate residues.

The reduction in hazardous waste volumes in the business segments Precious Metals Products & Catalysts and Zinc Specialties were mainly related to production decreases. The total recycling rate of hazardous waste for the Group stood at 6.45 % down from 13.08 % in 2008. The reason for this reduction is the external treatment of zinc residues in Viviez (Building Products) after the Auby site of Nyrstar ceased to treat this type of material.

Volumes of non-hazardous waste decreased from 28,739 tonnes in 2008 to 19,718 tonnes in 2009 mainly due to decreased volumes of sinters at the Eijsden site (Zinc Chemicals). Sixty-two percent of the non-hazardous waste was recycled in 2009 compared with 71 % in 2008.

Emissions to water and air

Emissions to surface water

Metal emissions to surface water amounted to 5,389 kg in 2009 compared to 6,789 kg in 2008 (figure 5). Due to incomplete figures in the business segment Zinc Specialties (see below) these figures need to be interpreted with care. All process water emissions are treated in own or third party waste water treatment plants and are ultimately emitted to surface water bodies.

While decreased production volumes played a role, the reduction in the business segment Advanced Materials was also due to a process optimization of the waste water treatment plant at the site in Olen (Cobalt & Specialty Materials, Electro-Optic Materials). The site in Hoboken saw a slight increase from 2,409 kg in 2008 to 2,662 kg in 2009. This was linked to an alternative method of dust free treatment of selenium and tellurium slag, generating an extra selenium load in the incoming waste waters.

The business segment Zinc Specialties reported a metal emission load of 1,757 kg. This figure does not include metal emissions from the site in Auby (Building Products) as no reliable data was available. The site will review its waste water treatment system and implement an extensive sampling programme to ensure accurate data in the future (see also page 46, 'Group Environmental Objectives 2006-2010', case report objective 1). Meanwhile, water emissions are treated by the neighbouring Nyrstar plant. Metal emissions at the site in Viviez (Building Products) decreased due to specific process improvements in the production of pre-weathered zinc sheets.

In 2009 a total of 235,266 kg of "chemical oxygen demand" (COD) was discharged (data not presented in overview table) compared to 306,373 kg in 2008.

Emissions to air

In 2009, total metal emissions to air amounted to 9,783 kg, down from 16,152 kg the year before (figure 6), a reduction of almost 39 %.

The reduction in the business segment Advanced Materials is due to the installation of an absolute filter at the dust collector discharge in Fort Saskatchewan (Cobalt & Specialty Materials). Reduced production volumes explain the reduction in metal emissions to air in the Precious Metals Products & Catalysts business segment.

The site in Hoboken (Precious Metals Services) reduced its metal emissions to air to 1,226 kg from 2,130 kg in 2008. This reduction

FIGURE 5

Metals emitted to water (in kg)


3,000
2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2008
2009

FIGURE 6

Metals emitted to air (in kg)


13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2008
2009

FIGURE 7

CO_2 emissions (in tonnes)


200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2008
2009

is the result of improved control of the bag house filters at the blast furnace, the smelter and the lead refinery as well as the scrubber of the electro-winning operation.

The business segment Zinc Specialties significantly improved its metal to air emissions, which went down to 7,254 kg in 2009 from 12,544 kg in 2008, chiefly linked to a better maintenance of the bag house filter at the site in Pasir Johor (Zinc Chemicals) and the full effect of the gas cleaning equipment, installed in 2008, at the site in Changsha (Zinc Chemicals).

Based on the comments received from the reporting entities in the central EHS database, it is estimated that some 15 % of the reported reductions is the result of sustainable actions.

The SO_x emissions to air decreased from 561 tonnes in 2008 to 403 tonnes in 2009. NO_x emissions decreased from 415 tonnes to 365 tonnes in 2009 (see overview table).

Due to different interpretations of the VOC definition at some of the sites, a global performance figure cannot be reported. The business segment Precious Metals Products & Catalysts based its assessment of VOC emissions on volumes used or raw materials. The total emitted VOC expressed in carbon content for 2009 stood at 24,670 kg.

Sites are required to report on their emissions of ozone depleting substances (ODS). The overall number is minimal and therefore substance is deemed to be non-material for the company. All sites reported that the type of refrigerant used in air-conditioning units was in line with local legislation.

Greenhouse gases

The greenhouse gas data relate to reported emissions from production sites associated with both scope 1 (direct greenhouse gas emissions from natural gas, fuel, coal ...) and scope 2 (indirect emissions from purchased electricity, steam and compressed air) following the Green House Gas protocol (ref. World Business Council for Sustainable Development).

Total CO_2 emissions in 2009 amounted to 510,432 tonnes, down from 588,380 tonnes in 2008 (figure 7), a reduction of 13 %. The CO_2 emissions from the office buildings amounted to 504 tonnes.

Lower production volumes certainly played a role in the reduction of CO_2 emissions. However, the purchasing of 'green' carbon neutral electricity since the second quarter of 2009 at the Olen site (Cobalt & Specialty Materials and Electro-Optic Materials) has resulted in a sustainable decrease of CO_2 emissions for the business segment Advanced Materials. In addition, a number of sites improved their energy management, further contributing to the decrease in CO_2 emissions (see 'Energy Consumption').

At the end of 2009, the site in Olen (Cobalt & Specialty Materials, Electro-Optic Materials) started a new combined heat power cogeneration plant which will further reduce greenhouse gas emissions in the future. The reduction for the business segment Precious Metals Services is due to the switch from heavy fuel to natural gas at the Hoboken site (Precious Metal Refining). The decrease in the business groups Precious Metals Products & Catalysts and Zinc Specialties is mainly the result of lower production volumes.

Emissions of CH_4 amounted to 19.3 tonnes CO_2 equivalent; N_2O emissions amounted to 17,322 tonnes CO_2 equivalent. The total global warming potential (based on the three relevant greenhouse gases: CO_2, CH_4 and N_2O) decreased from 626,568 tonnes CO_2 equivalent in 2008 to 528,279 tonnes CO_2 equivalent in 2009.

In relation to scope 3 of greenhouse gas emissions (which are not included in the figures reported above), Umicore obtained the GreenPlan Award from its car lease company for its new Belgian company car policy introduced at the beginning of 2009. Key elements of the renewed policy include a revised reference car fleet with caps on CO_2 emissions along with an eco-driving training course for all managers. In addition, the new policy allows employees to offset CO_2 emissions by supporting two projects: the Ibi Batéké forestry and carbon sequestration project in the Democratic Republic of Congo (in which Umicore is also a financing partner) and a school education project on climate change in Belgium. By the end of 2009, this resulted in an overall improved driving behaviour with a reduction of about 4,000 litres of fuel consumption equivalent to 11 tonnes of CO_2 emissions.

FIGURE 8

Compliance excess rate (in %)


4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2008
2009

Regulatory compliance

In 2009, around 59,000 environmental measurements were carried out at all of Umicore's industrial sites compared to some 64,000 the year before. These measurements are undertaken to verify environmental compliance with applicable regulatory requirements,

Business segment		Advanced Materials		Precious Metals Products & Catalysts		Precious Metals Services		Zinc Specialties		Umicore Group	
		2008	2009	2008	2009	2008	2009	2008	2009	2008	2009
Water consumption	1000 m³	2,350	2,093	501	445	1,624	1,555	745	952	5,220	5,045
Energy consumption	terajoules	2,577	2,506	1,064	953	2,605	2,496	1,597	1,329	7,843	7,284
Total waste produced	tonnes	27,032	21,830	7,120	5,127	30,832	15,767	18,158	11,654	83,142	54,378
Hazardous waste	tonnes	21,400	16,631	2,291	1,794	25,089	12,059	5,625	4,178	54,405	34,661
Recycling	%	3.49	3.08	51.80	41.65	0.44	3.93	90.24	12.04	13.08	6.45
Non hazardous waste	tonnes	5,632	5,200	4,829	3,333	5,743	3,708	12,533	7,477	28,737	19,718
Recycling	%	43.97	41.25	54.06	55.29	93.14	88.81	79.04	67.10	70.79	62.37
Metals to water	kg	2,088	1,360	57	59	2,409	2,662	2,235	1,757	6,789	5,839
Metals to air	kg	727	656	751	646	2,130	1,226	12,544	7,254	16,152	9,783
SO_x emissions	tonnes	10	13	2	4	466	325	83	61	561	403
NO_x emissions	tonnes	130	113	88	80	133	142	64	29	415	365
CO_2 emissions	tonnes	170,733	138,667	95,682	86,940	201,354	183,173	120,611	101,653	588,380	510,432
Compliance excess rate	%	0.57	0.47	1.35	0.50	0.37	0.11	2.73	3.92	1.26	1.05

permits and/or local standards. They typically include waste water sampling and ambient air monitoring as well as environmental noise measurements.

The overall compliance rate (number of measurements exceeding limits/standards divided by the total number of measurements) for the Group stood at 1.05 %, an improvement compared to the 1.26 % excess rate in 2008.

The business segment Precious Metals Products & Catalysts significantly reduced the level of non-compliant measurements due to a better performance of the waste water treatment plant in Guarulhos (Technical Materials and Precious Metals Chemistry). The reduction in the business segment Precious Metals Services is explained by an improvement in air emissions at the smelter, the lead refinery and the indium plant. The increase observed in the business segment Zinc Specialties is linked to environmental noise measurements exceeding the limits at the site in Pasir Johor (Zinc Chemicals).

Biodiversity

The company believes that its current activities have little adverse impact on the biodiversity of the environment in which its sites are operating. The historical contamination caused by past activities is dealt with through specific soil and groundwater remediation projects (see page 52-53).

Eight sites reported that they are operating close to a classified sensitive area related to biodiversity while two sites reported their biodiversity sensitivity on the basis of their environmental impact assessment. Umicore is involved in several biodiversity projects under the EU Natura 2000 network, in particular at the protected site in Angleur where for the first time in Belgium a new species, the Agromyza Igniceps, was identified. In Americana (Automotive Catalysts), some 3,600 trees were planted to reforest a protected area adjacent to the site.

Umicore's policy includes performing a detailed environmental impact assessment as part of all major investments, acquisitions and transfers of land.

Overall conclusions

In 2009, Umicore reduced its environmental impact compared to 2008. While the economic downturn, resulting in reduced production volumes, will undoubtedly have influenced this result, specific and well targeted actions at many sites have contributed to a sustainable improvement in ënvironmental performance.

Jim Rusk,
Production supervisor, Cobalt & Specialty Materials, Fort Saskatchewan (Canada)

Via developing a comprehensive energy management plan, the site has been able to significantly reduce the amount of consumed steam – which accounts for about two thirds of the plant's total energy consumption.
The Canadian province of Alberta in February 2009 recognized the site in Fort Saskatchewan as an "Envirovista Champion", committed to excellence in environmental performance.

Group Environmental Objectives 2006-2010

Scope

Umicore has established five Group environmental objectives for the period 2006-2010. These objectives are in line with "The Umicore Way" and constitute, together with the Group social objectives (pages 61-67), Umicore's Sustainable Development approach.

These objectives promote continual improvement in the company's performance on environmental aspects that are material to the Group. Since these objectives build upon the performance achieved during the previous years, they offer the sites the flexibility to contribute at their own pace to the overall targets set for 2010. As such, they complement the actions already undertaken by many sites, as part of their environmental management.

To ensure adequate progress and a good comprehension of the objectives, Corporate EHS each year organises workshops in different business units and regions to discuss action plans and exchange best practices with site environmental managers.

This section presents the progress achieved in 2009 for the five environmental objectives. The information obtained on the status of the objectives was collected using the Group's environmental data management system. The external verifier (Environmental Resources Management Certification and Verification Services Limited - ERM CVS) evaluated the reported progress as part of its environmental data verification.

In total, 63 industrial sites and 2 main office buildings are included in the scope of this review bringing the total to 65 sites, or one site less compared to the scope of the environmental performance analysis. Indeed, while the site in Yangzhong (Technical Materials) was able to report its environmental performance despite its closure, no further actions were taken in the context of the Group environmental objectives.

Objectives 1, 2 and 3 apply to all 63 industrial sites whereas objective 4 on energy efficiency also includes the two main office buildings (Brussels and Bagnolet). Objective 5 on product safety is reported at business unit level.

In the graphs, the status is reported as a percentage of the total number of sites indicating respectively whether the objectives have been met, the actions are ongoing or have yet to start.

- objective met : all the requirements related to the objective are met

- actions ongoing: actions have been launched related to one of the targets

- actions yet to start: no actions haven been undertaken on any of the elements related to the objective

Objective 1

All industrial sites are to implement improvement plans based on BAT (best available techniques balancing the costs to the operator against the benefits to the environment) for all type of point sources to air and water from process operations.

- For all the sites with metal emissions to air and water above 1 tonne / year, a numerical target is required.
- Where relevant, industrial sites must demonstrate continual improvement in the control of diffuse sources.

The aim of this objective is to establish a systematic approach to emission management at all sites, taking into account social and economic challenges.

At the end of 2009, 86 % of the sites had implemented a plan that fulfilled all the requirements of the objective to further control and manage their relevant emissions both to air and water, compared to 57 % in 2008. Furthermore, 11 % of the sites are in the process of developing and implementing such a plan (figure 6).

Improvement plans for air emissions have been implemented at 91 % of the sites compared to 63 % last year. Ninety percent of the sites already have an improvement plan in place for water emissions, an improvement of 20 % compared to 2008 (figure 1).

Besides the necessary tools that are in place to ensure regulatory compliance, many sites have plans in place to regularly review the inventory of their emission points, follow up the latest technology, improve the accuracy of their air and water sampling programmes, engage in regulatory review, etc. These plans allow the sites to identify potential actions to further improve the control of their emissions to the environment.

These plans are often integrated in the site's environmental management system.

FIGURE 1

Improvement plans emissions to air and water
(in % of total number of sites)


100
90
80
70
60
50
40
30
20
10
0
2008
2009
2008
2009
Improvement plans air emissions
Improvement plans water emissions
Actions yet to start
Actions ongoing
Objective met

In total, 20 sites reported that diffuse sources are relevant compared to 23 in 2008. This difference is explained by changes in operations. Sixteen of these sites already had a control programme in place, two were developing such a programme and two still had to initiate the process, one of which is the newly acquired site in Sancoale (Zinc Chemicals), which is reporting for the first time. The programmes put in place include elements such as regular cleaning and sprinkling of roads, improved ventilation of buildings and the coverage of bulk materials. Five sites are investigating the relevance of diffuse source emissions.

Twelve sites have set quantitative reduction targets to air, including the four sites that have emission loads exceeding 1 tonne of metal as defined in the objective. Similarly, 13 sites defined reduction targets to water whereas only three sites exceed the 1 tonne threshold.

The quantitative reduction targets are site-specific and differ very much in nature (ranging from absolute reduction targets to targets per unit of production) which makes their aggregation at Group level impossible or meaningless. For the next period of Group objectives, the Group will focus on the quantitative aspects of these targets. However, the control of these targets constitute a revision point during corporate compliance audits.

At the site in Auby, (Building Products) process water emissions have been largely reduced due to improvements in the industrial process. The current water emissions at the site are limited to surface (parking, roof, roads), storm water and limited domestic type effluents. These waters are collected for a first limited treatment, mainly removing the oily substances, after which they are sent to the waste water treatment plant of the neighbouring company, Nyrstar. For that reason, the site does not generate its own water emission data at the water outlet of the facility prior to entering Nyrstar's water treatment plant (see section on 'environmental performance – emissions to surface water', page 41). The water that is ultimately emitted into the canal by Nyrstar meets all the regulatory requirements. During 2008 and 2009, Umicore repaired its sewage system and eliminated many shunts that had been connected in the course of the years. During 2010, as requested by the local authorities, Umicore will develop a project to build its own waste water treatment facility rendering the use of the Nyrstar one redundant. The waste water treatment plant will become operational in the course of 2011, allowing the company to continually improve its water emissions.

Objective 2

All industrial sites will implement an independently certified environmental management system.

All sites have to comply with the applicable laws and regulations and company standards and monitor their compliance regularly.

Umicore is convinced that the presence of certified management systems is a strong driver for continual improvement of the sites' environmental performance. Also, regulators, customers, shareholders, NGOs and the public at large increasingly recognise standardized environmental management systems as part of good business and management practices.

Seventy-five percent of the sites have already implemented both a certified environmental management system and a compliance programme (figure 6) up from 71 % in 2008. Seven sites are exempted from implementing a certified management system (see case report below).

In 2009, 86 % of the sites had put in place an environmental management system certified against ISO 14001 compared to 79 % in 2008 (figure 2) while another 12 % of the sites have started a project to implement an environmental management system. The site in Sancoale (Zinc Chemicals), which was integrated in the reporting scheme for the first time in 2009, will start the development of its environmental management system in 2010.

Eighty-one percent of the sites had an internal programme in place to systematically check and implement new regulatory requirements compared to 79 % last year (figure 2).

Internal audits constitute the cornerstone of these programmes. A follow-up of new or upcoming regional environmental regulations is often done through on-line issue trackers and newsletters as well as via membership of sector organisations.

In total, Umicore exempted seven sites from implementing an independently certified environmental system. The exemption is granted following a strict procedure to ensure that the site or activity has no significant environmental impact. This is done through an audit by a corporate EHS manager and/or an external consultant who conducts a detailed environmental analysis. A written report and documented advice are submitted to the business unit management. The exemption is requested by the Senior Vice-President responsible for the site and granted by the Senior Vice-President EHS. The approval clearly states that regular evaluations are required to confirm the decision. In case of significant changes in the process, the detailed environmental assessment needs to be updated and the exemption may be removed.

FIGURE 2

Environmental management systems and regulatory compliances programmes
(in % of total number of sites)


100
90
80
70
60
50
40
30
20
10
0
2008
2009
Certified environmental management systems
2008
2009
Site regulatory compliance programmes
Actions yet to start
Actions ongoing
Objective met

During the summer of 2008, following the acquisition of the sites in Glens Falls and Cranston (Technical Materials), both sites undertook to implement the ISO 14001 standard. Management dedication and employee involvement were key to the success of the implementation of the system.
Identifying the areas of significance and environmental impact relevant for the facilities as well as taking action to achieve the targets and objectives were some of the tasks focused on. Evidence of the team's success includes recycling approximately 50 tonnes of scrap equipment as well as reducing the facility water consumption by 65 % in the past two years.
The process reaped a number of additional advantages: fostering a positive relationship with other local businesses, sharing information and working together to benefit the local community... The sites in Glens Falls and Cranston were awarded ISO 14001 certification in July 2009. As the ISO 14001 system matures and develops, the sites are committed to a long-term process of continual improvement.

Objective 3

All industrial sites are to assess the nature, extent and related risk of the impact that their current and past activities are causing or have caused to soil and groundwater. For those sites where significant risks have been identified remedial action should be initiated by the end of 2010.

The "Umicore Way" clearly states that the company "actively participates in the management and remediation of risks that are the result of historical operations". This objective is designed to improve the understanding of the historic risks of existing sites and minimize the associated financial risks.

This commitment already resulted in risk and impact assessment projects as well as remedial actions at major sites in several regions of the world (see page 52-53). Today, it is Umicore's policy to include soil and groundwater investigations as part of the due diligence process associated with any acquisition project.

At the end of 2009, 73 % of the sites had already implemented an assessment programme in line with the requirements of the objective compared to 63 % last year. Together with external experts, Umicore evaluates the soil and groundwater investigations to assess whether additional remediation projects need to be implemented.

FIGURE 3

Impact assessment plans soil & groundwater
(in % of total number of sites)


100
90
80
70
60
50
40
30
20
10
0
2008
2009
Actions yet to start
Actions ongoing
Objective met

Given the location of the site in Subic (Philippines, Cobalt & Specialty Materials) - situated on the top of a hill close to the sea and nearby residential areas - environmental considerations constitute an important part of the plant's daily operations.
The site is ISO 14001 certified, which provides the necessary framework for proactive environmental management. With Umicore's Group Sustainable Development Objectives serving as a guideline, projects were initiated to establish benchmarks to go beyond mere compliance with local regulatory requirements and close the gap between the actual situation and the more challenging Group safety and environmental standards.
One example is the programme to proactively addresses soil and groundwater contamination as a recent study had determined that the soil in two areas of the plant faced slightly higher concentrations of nickel in comparison to the background analysis. This is probably due to practices prior to the acquisition of the site by Umicore.

Although there are no local regulatory stipulations for an on-going activity to engage in soil remediation, the Subic team devised an action plan to systematically and within a well-defined time-frame, remediate the soil. The first project was undertaken in 2009 to remediate the soil in the vicinity of the waste water treatment plant. The target area was sampled at different depth levels to provide a profile of what needed to be excavated. The contaminated soil was removed and disposed of at an accredited disposal site. Following the removal, the section was refilled with fresh soil. The area was subsequently paved to form a permanent cap over the remediated area. Similar steps are being taken in 2010 in the second area. At the same time, preventive actions will be incrementally implemented in sections of the plant which are potentially at risk to prevent future needs for soil remediation.

Objective 4

All sites (including office buildings) must have an approved and implemented energy efficiency plan.

For sites with an energy consumption of more than 75,000 gigajoules per year, a numerical target based upon BAT ("best available techniques balancing the costs to the operator against the benefits to the environment") is required.

The scope of this objective includes all industrial sites as well as the two main office buildings in Brussels and Bagnolet. Seventy-five percent of the sites have an energy efficiency plan in place compared to 57 % in 2008. A further 15 % of the sites are implementing such a plan (figure 4).

Key elements of these plans range from energy audits to a detailed analysis of the energy consumption, the identification of the important energy consumers at site level, the identification of a relevant output measure, process optimization, integrating energy efficiency in construction projects, a follow-up of the best available technology to more simple measures such as energy efficient lighting and staff awareness programmes.

Twenty-one sites have set a numerical reduction target in terms of energy efficiency while only seventeen sites had an energy consumption exceeding 75,000 gigajoules (ref. 2006).

These targets use different "measures of output" (e.g. energy use per piece or energy use per tonne produced) relevant to the type of activity and will be followed up at site level. While the company has evaluated the possibility of defining a unique 'unit of operation' per business segment, the different types of activities made that impossible. In a similar fashion to the objective on emissions, the Group will pay more attention to the quantitative aspects of CO_2 emissions in planning its future objectives beyond 2010.

FIGURE 4

Energy efficiency plans
(in % of total number of sites)


100
90
80
70
60
50
40
30
20
10
0
2008
2009
Actions yet to start
Actions ongoing
Objective met

In the framework of the Group environmental objectives, the site in Fort Saskatchewan (Canada, Cobalt & Specialty Materials) developed an energy efficiency plan: extensive energy accounting and monitoring form the basis for energy saving actions. Currently, daily and monthly utility and electricity consumption reports are generated automatically by the plant's control system, which are then linked to the production volumes as part of the monthly financial reporting process. This information allows the site to take appropriate measures to further reduce its energy consumption. e.g. a significant steam leak in a pilot plant could be quickly identified and repaired. Additionally, a review of the energy consumption data led to changes in the equipment operating philosophy (for example, the continuous steam input for another unit has now been interlocked with a feed pump). Also, the lighting in the leach plant, the lab as well as the change and lunch rooms - which was previously switched on all the time – has now been put on motion sensors. The plant's energy efficiency plan is reviewed on a regular basis.

Objective 5

> All business units are to have a basic EHS data set available for all their products.

Umicore's integrated product data system allows for the publication of up-to-date and compliant material safety data sheets (MSDS) for all its products.

At the end of 2009, more than 2,000 products had been validated in IPDS (Integrated Product Data System) while another 250 were in preparation. The database has over 200,000 MSDS sheets available, covering 110 countries and 41 languages.

This objective is to further improve hazard communication by enhancing our knowledge about the physical, chemical and toxicological properties of the products beyond the information that is already taken into account in the current MSDS sheets.

Around 780 datasets are required for substances falling within the scope of this objective, compared to around 800 last year, a slight decrease because of changes in the product portfolio. For 20 % of these substances, a complete data set is available and datasets are being developed for 75 % of these substances.

It has to be acknowledged that for those substances purchased on the market, information will become available within the timelines set by REACH. These timelines will extend the status of 'under active development' beyond the 2010 deadline. To that end, Umicore will continue to develop basic EHS data sets as part of its product objective beyond 2010.

FIGURE 5

Additional products data sets
(in % of total number of data sets)


100
90
80
70
60
50
40
30
20
10
0
2008
2009

Number of data sets to be started

Number of data sets in development

Number of data sets completed

FIGURE 6

Group environmental objectives 2006-2010 overview status 2009
(obj. 1-4: as a % of total n° of sites)
(obj. 5: as a % of total n° of data sets)


100
90
80
70
60
50
40
30
20
10
0
Emission improvement plan
Management system and regulatory compliance programme
Impact assessment soil & groundwater
Energy efficiency plan
Product EHS dataset

REACH

The REACH Directive came into force in the European Union in June 2007 and it introduced the need for new operational procedures regarding the registration, evaluation and authorization of chemical substances. Umicore has created an operational network of REACH managers at business unit level coordinated by a REACH implementation manager.

In 2009 the list of raw materials, intermediates and products for REACH registration was fine-tuned. Communication with customers and suppliers has started on the identification of the applications to be covered. The priorities for Umicore are to seek the most efficient way to prepare for registration, to monitor closely the evolution of the SIEF (Substance Information Exchange Fora) and to continue its involvement in 15 consortia with other companies in order to improve the process for collecting the necessary data for registration. The EHS competence platform at R&D will continue to play an important role in the technical support of Umicore REACH activities. All costs associated with REACH compliance are considered as a cost of doing business.

Conclusion

During 2009, good progress was made in implementing the Group objectives in order to meet the 2010 targets. Indeed, for objectives 1 to 3, over 95% of the sites have either implemented or are in the process of implementing a plan whereas for objective 4, 90 % of the sites have taken action in line with the requirements (figure 6). The sites that still need to start the implementation of certain objectives (see 'red' score in the graphs) are all sites that were either acquired after the start of the implementation of the Group objectives in 2006 or sites with only a low level of industrial activity. Therefore, Umicore is confident that all the sites that were part of the original scope of the Group objectives in 2006, will reach compliance with the requirements of the objectives by the end of 2010.

The process to develop a next set of environmental objectives beyond 2010 started in early 2009. These new objectives will be published in the 2010 annual report along with the final results of the current set of Group objectives.

Progress on addressing historical legacy

Umicore made further progress in its pursuit to erase its legacy of historical pollution. The following section provides an overview of the main remedial actions taken during 2009.

Flemish Region of Belgium

On 23 April 2004, Umicore signed a covenant with the regional waste authorities (OVAM) and the Regional Minister of the Environment in the Flemish Region of Belgium by which Umicore committed to spend € 62 million over 15 years to remediate the historical pollution at four sites, of which two - Balen and Overpelt - now belong to Nyrstar, a business divested by Umicore in 2007, and some surrounding residential areas.

In Hoboken the remediation of the nearby residential areas of Moretusburg and Hertogvelden was already completed in 2008. The contaminated top layer of the soil for some 900 gardens was excavated and safely stored. The gardens were cleaned and the interior of all houses were cleared of dust. At the site, soil excavation works and groundwater containment actions were agreed upon with the regional waste management agency (OVAM). Those works will be initiated in the course of 2010.

Also, together with OVAM, preparatory work for the excavation of some contaminated private gardens in the Vinkevelde area near the Hoboken plant, is ongoing.

The regional public health administration - supported by Umicore - undertook a biological monitoring programme for lead among children living in the vicinity of the plant. While slightly higher lead levels were witnessed closer to the plant, all readings except one were well below the level recommended by the Centers for Disease Control and Prevention (CDC) (10 microgramme per decilitre of blood). The child exceeding the recommended level is being followed up by the public health authorities.

In Olen, the on-site groundwater remediation was continued and historical chromium residues were removed and safely stored.

In 1985-1986, the site in Olen built a state-of-the-art storage facility to ensure the long term conservation of a number of radioactive waste materials. The storage facility was authorised as a temporary one until a long term solution could be validated by the Belgian Government

Umicore is engaged in finding a long term sustainable solution for the pending environmental issue linked to the historical storage facilities of low level radioactive waste. Therefore, Umicore performed a study to understand the risks and to define the measures that need to be taken to ensure the safe longer term storage of this material. As part of this process, Umicore received the advice and support of the involved authorities (FANC, NIRAS/ ONDRAF and OVAM). Concurrently, Umicore continued discussions with the agencies to come to a common understanding with a view to ensuring the financing and transfer of responsibility for the long term storage of those materials.

In the context of the 2004 covenant with OVAM and the Flemish Region, a joint fund of € 30 million (half of which was contributed by Umicore, the other half by the regional authorities) was created to address historical contamination in a 9 km radius around the four operational plants of Balen, Overpelt, Hoboken and Olen. A biological monitoring programme run by the Flemish authorities to verify the residual exposure of the local population to cadmium and arsenic has made it clear that cadmium and arsenic levels have substantially decreased since the 1990s and are now well below acceptable limits.

Furthermore, the project to remove the zinc ashes from all private driveways in the entire perimeter covered by the covenant was initiated. With the help of the local communes, inhabitants were invited to declare the presence of zinc ashes on their property. The actual excavation works were foreseen in 2009, but were postponed until 2010. Specific actions are expected to start in 2010.

France

In Viviez, following the granting of the final approval in July 2009, Umicore initiated the preliminary work to stabilise and dispose of more than one million cubic metres of contaminated soil as part of a large-scale remediation programme to be executed between 2009 and 2014. The project – at a cost of more than € 30 million - is run in full transparancy, welcoming regular visits from the public and the media. In parallel, a medical surveillance programme of the local population, run by the public authorities, revealed no immediate areas of concern.

Germany

Umicore and its predecessor companies can look back on a long history of mining in Germany, which ended with the closure of the Lüderich zinc mine near Cologne in 1978. A number of underground mining concessions are still in Umicore's possession. In 2009, a new company (Umicore Mining Heritage GmbH & Co. KG) took over the management of these former mining properties. The collapse of shafts and tunnels of mining areas which are no longer in use can sometimes lead to subsidence at the surface. During the year, work was completed at two former mining sites to prevent the risk of surface damage and, at a third site, a plan was developed for covering an old waste pile with topsoil to prevent erosion.

With the support of an external expert, Umicore is continuing to update and refine the level of financial provisions to cover structural and environmental risks that might be generated by those former mine sites.

Groundwater remediation at Schwäbisch Gmünd was initiated in 2008 and is still ungoing.

USA

Umicore continues to treat drainage water at a former mining site in Colorado (USA). Umicore is reviewing other technologies aimed at decreasing the metal concentration in the discharge and thus decreasing the volume of solid waste material produced. In 2009, previously produced waste water was pumped back into the mine shafts, in order to decrease the acid level of the mine water, thus rendering the metals less mobile.

Umicore closed its cobalt facility in Maxton in 2009. Along with the decommissioning of the plant, a voluntary soil remediation project for the site and the surrounding area was initiated. Remediation is expected to be completed by the end of 2011.

Brazil

During the environmental risk assessment, which is performed on each of Umicore's industrial sites, groundwater pollution had been detected in Guarulhos, Brazil. This historical pollution dates from before 2003, when Umicore purchased these operations. Umicore has initiated immediate measures to stop the spreading of this contamination to the neighbouring areas. These actions are to be completed in 2010. Meanwhile the company is investigating the most cost-effective way to remediate the pollution and has booked the necessary provisions.

Small scale remedial actions at some other sites were identified in the framework of environmental objective 3 and will take place in the future.

Annual report

Social report



HR Team Greater China

We work together

...the Umicore way

A company - very much like society itself - is a living organism, a team of people who are jointly responsible for the success of business. Companies also form an integral part of the local communities in which they are embedded. Providing for the well-being of employees and local stakeholders is therefore essential in successfully growing a business in a sustainable manner. A safe and healthy working environment for all, transparency, dialogue, respect, teamwork are key ingredients.

In 2006, Umicore adopted five-year social objectives to map out a path for all to follow, based on the principles of "The Umicore Way": addressing local stakeholder concerns and continually improving working conditions and prospects for its employees.



Clara Song,
Senior HR Manager,
Greater China

Umicore started two greenfield operations in China in 2009, creating a significant number of new jobs. One site – Yangzhong – was closed however.

Human Resources

Some of the major Human Resources challenges and projects are highlighted on this page, focusing mainly on Umicore's approach to adapting the workforce to the economic downturn. Subsequent pages review the progress made on the Social Objectives. Data is shown for 99 consolidated Umicore sites. Additional key performance indicators are highlighted to illustrate some of the underlying actions. The social report concludes with an overview of the health and safety performance of the company.

Temporary measures to avoid the loss of competences

At the beginning of 2009, the extent and duration of the economic downturn was still uncertain. In order to minimise the impact of the economic downturn on the workforce and to avoid the loss of competences, the global HR teams entered into a dialogue with the employee representatives to draft a series of measures to minimise the impact of the reduced workload.

In many countries, especially in Belgium and Germany, temporary unemployment and "short-time" work were used extensively. A number of employees was allowed to stay at home for a certain number of working days per month. The resulting loss of income was partly compensated by social security allowances. In some countries labour time was also reduced on a voluntary basis, without compensation.

Another measure consisted of pushing forward maintenance and in reducing the use of subcontractors and assigning some of the tasks to Umicore's own staff.

The company also applied a strict approach of not converting fixed-term contracts into open-ended contracts. In some cases the fixed-term contracts were not renewed upon expiry. In total, Umicore employed 356 temporary workers at the end of 2009 (representing 3.82 % of the total headcount), down from 463 at the end of 2008.

Some sites also used the lower level of activity to organise extra training sessions for staff. Often these trainings were focused on broadening the skills of employees to increase the level of flexibility in the work organisation. This also allowed sites to shift people from activities with lower volumes to activities which were not impacted or were less impacted by the economic downturn.

Headcount reductions

A number of businesses required structural measures beyond the abovementioned temporary ones in order to safeguard their competitive position. In total, the consolidated workforce decreased by 798 to 9,315 employees at year-end, primarily in the Precious Metals Products & Catalysts business group.

Although not directly linked to the economic downturn, the production of lead sheets was halted, resulting in 47 job losses at the Building Products site of Overpelt (Belgium). Finally, the activities in the area of Electronic Packaging Materials were sold. In total 42 employees (evenly divided between Singapore and Hanau, Germany) were transferred to the new owner.

In the context of the abovementioned measures, Umicore provided support to the affected employees by providing extra training or outplacement services. Only one site was affected by industrial action and work stoppages prior to reaching an agreement (page 65).

At year-end, the headcount of the associated companies amounted to 4,405, a decrease of 929 employees compared to the previous year, reflecting mainly the workforce reduction at Element Six Abrasives.

Greenfield operations and expansion

In the course of 2009, Umicore started two greenfield operations, both based in China: the sites of Jiangmen (Cobalt & Specialty Materials) and Foshan (Jewellery and Electroplating) resulted in a significant number of new jobs being created. Also the capacity expansion at the Cobalt & Specialty Materials site in Cheonan (South-Korea) and the Electro-Optic Materials plant in Quapaw (USA) led to the creation of new jobs. Finally, the operations of Zinc Battery Materials in Overpelt (Belgium) and Shanghai (China) were integrated in the Zinc Chemicals business unit.

More details on the headcount are available on pages 58-59 (world map).

International presence & workforce


744
of which associates: 18


7,342
of which associates 980


1,097
of which associates 416


1,512
of which associates 1,252

Umicore presence

	Production sites	Other sites	Employees
Europe			
Austria	1		133
Belgium	8(1)	1	2,963(62)
Czech Republic		1	3
Denmark		1	14
France	5	3	780
Germany	10(2)	2(1)	2,296(364)
Hungary		1	7
Ireland	1(1)		247(247)
Italy	1	3(1)	82(15)
Liechtenstein	1		112
Luxembourg		1	9
Netherlands	2		123
Norway	1		52
Poland		1	14
Portugal	1		46
Russia	1		7
Slovakia	1		38
Spain		2(1)	18(3)
Sweden	2(1)	1	103(68)
Switzerland	1	2(1)	37(7)
Ukraine	1(1)	1	194(192)
United Kingdom	1	5(1)	64(22)
Asia/Australia			
Australia	1	2	62
China	11(4)	6(2)	2,225(1,477)
India	2	2(1)	62(7)
Japan	2(1)	2(1)	134(90)
Malaysia	1		62
Philippines	1		81
South Korea	2(1)	1	298(161)
Taiwan	1	2(1)	25(4)
Thailand	1	1	76
Americas			
Argentina	1		34
Brazil	3	1(1)	652(5)
Canada	3		204
Peru	1(1)		411
United States	9	5(2)	540(18)
Africa			
South Africa	3(1)	1	1,512(1,252)
Total	**79(14)**	**48(14)**	**13,720(4,405)**

Figures in brackets denote "of which associate companies". Where a site has both production facilities and offices (eg Hanau, Germany) it is classified as a production site only.

2,963

of which associates 1,739

62



Naicheng Wang, Deputy General Manager, Jiangmen JUC (China).

JUC is a new rechargeable battery materials plant inaugurated in 2009. As a new plant it is also required to start implementing the Group Social Objectives for the period 2006-2010.

Group Social Objectives 2006-2010

Scope

Umicore has established five Group social objectives for the period 2006-2010. These objectives are in line with "The Umicore Way" and support, together with the Group environmental objectives (pages 45-51), Umicore's Sustainable Development ambitions.

These objectives promote continual improvement in the company's performance on social aspects that are material to the Group. Since these objectives build upon the performance achieved during the previous years, they offer the sites the flexibility to contribute at their own pace to the overall targets set for 2010.

The social objectives apply to 76 sites. This number is somewhat lower compared to the 2008 reporting (82 sites). This is the result of removing the sites that either left the group or were closed as well as removing some of the very small offices from the reporting scope. All 99 consolidated sites (including small sites) report the additional key performance indicators, such as training hours or voluntary leavers, using the Group social data management system. In addition, 28 non-consolidated sites report their headcount numbers.

In the graphs, the status is reported as a percentage of the total number of sites indicating respectively whether the objectives have been met, the actions are ongoing or have yet to start.

- "objective met": all the requirements related to the objective are met
- "actions ongoing": actions have been launched related to one of the targets
- "actions yet to start": no specific actions have yet been taken on any of the elements related to the objective

The social objectives are also valid for the small sites (typically below 10 employees), although progress on the improvement plans is not formally reported.

In this section, more details are provided on the status of each social objective and additional key performance indicators.

The external report verifier (ERM CVS) reviewed the actions related to the objectives as part of its assurance of Umicore's Sustainability performance included in this report.

Objective 1

All industrial sites must develop and implement a local plan to address accountability to the local community. This plan must identify relevant stakeholders and determine the process through which to address stakeholder concerns, as well as set out the voluntary initiatives towards the local community in which the site wishes to engage.

Most of Umicore's sites (nearly 90 %) have met the objective of developing a local plan to identify and engage with their local stakeholders. The remaining sites are either in the process of starting up (4 %) or deploying (6 %) their local plan. Many sites are engaged in a dialogue with their local community. Some sites have a long-standing tradition in this regard: they distribute local magazines and brochures to the surrounding community, mainly focusing on their environmental performance. In a number of sites, formal local or regional stakeholder meetings are held.

In November 2009, a stakeholder debate was organised for the first time at the level of the Group. A total of 18 NGOs and other organisations accepted the invitation to review Umicore's reporting on its sustainable development objectives. The exercise was deemed positive by all participants, offering Umicore valuable input for improvement in view of preparing a new set of sustainable development objectives, beyond 2010.

Likewise, local level initiatives took place to interact with local stakeholders. The site in Olen in Belgium surveyed the neighbouring population to assess their views and expectations related to Umicore's local presence. The Olen site also started distributing a new magazine to inform the local community on the site's activities. Existing contracts, in which Umicore puts land at the disposal of the municipality and local sports clubs, were renewed.

The Bruges site in Belgium organised a meeting with neighbouring companies on improving the traffic situation in the area.

In 2008, Umicore initiated a new group policy on donations and charitable contributions. The group has committed to allocate each year about 0.5 % of its consolidated EBIT (earnings before interest and tax) to donations and charitable contributions.

About two thirds of this amount is to be spent by the site management on local initiatives in the communities surrounding Umicore's operations. The remaining one third is allocated at corporate level. In 2009 Umicore allocated more than € 1.1 million (equivalent to 0.73 % of the consolidated EBIT) to donations and charitable contributions. In 2009 all sites were asked to report their spending in three categories: cash spent on donations, donations in kind and a valuation of time spent by employees engaged in community work. The vast majority of the total spending falls in the first category. In 2010 further efforts will be made to streamline the implementation of the new policy and the reporting against this objective.

Many sites were involved in charity initiatives, either to support projects in their local area or for the benefit of more general initiatives. A number of these initiatives are described below.

In September, the Olen site organised a sports event for which both Umicore staff and the neighbouring population were invited. Several sports activities were organised in which participants could raise money to support charitable projects of their choice. In total € 21,500 were raised during this one day event.

The site of Overpelt in Belgium also donated to a nearby national park and sponsored a bicycle race to help raise funds to support sufferers of multiple sclerosis. The Hoboken site sponsored

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"Médecins du Monde" to set up a centre to provide social & medical assistance in Antwerp. The site also launched a national campaign to collect obsolete mobile phones, the proceeds of which were donated to a fund to support children suffering from cancer.

The plant in Amsterdam in the Netherlands donated to a local children's zoo.

In Germany, the Automotive Catalysts business unit distributed training material to kindergardens and schools, providing learning opportunities to children in the area of science. The teachers were trained to use these kits which offer a child-friendly introduction to science.

Umicore Brazil set up the "Better Life" Project in 2004 with the aim to foster the educational and social development of the local communities surrounding its plants. During 2009, the Guarulhos site maintained its joint project with the local government opening up its sports hall to offer sports, recreational and cultural activities to some 120 children between the ages of 7 and 15 (including providing uniforms and food). Support was also provided to the "Looking to the Future" project, a digital inclusion programme. Umicore donated resources and equipment to allow 50 children to attend computer classes.

The Americana site welcomes on a monthly basis some 20 girls separated from their families by court order, and who are looked after by Americana's Deprived Children Support Association. The site promotes activities linked to individual values and self-knowledge, integration and citizenship. During weekends, Umicore volunteers are involved in promoting craft workshops and recreational activities.

In China, the Suzhou site provided support to the Boai School, a non-governmental charity organisation that provides medical care, education and rehabilitative treatment to children with physical, mental and special educational needs. Umicore has been helping this school since April 2009 through donations and voluntary work. The latter is particularly appreciated by both the management and the children of the school.

The French initiative "Planète Urgence" aims to protect the environment and help reduce the inequality between the developed and the developing world. The organisation invites companies to financially support development projects which last a number of weeks and are undertaken by their own employees during their holiday. In 2009, Umicore France financially supported two employees who embarked on a Planète Urgence project. One employee went on an environmental mission to Cameroon while the other one went to Mali to educate local people in looking after the maintenance of hydraulic systems on community land.

Objective 2

All sites must develop and implement a local plan to be a preferred employer. Taking into account the local culture and labour practices, this plan should strive to: retain our employees, create a positive image towards future valuable employees, encourage our employees to develop their careers.

Umicore made further progress towards achieving this target by 2010. Ninety percent of the sites have already deployed a plan. The remaining ten percent are preparing their improvement plans. Two additional Key Performance Indicators (KPIs) confirmed the positive trend of the previous years. Only 2.59 % (one percentage point below the 2008 level) of the employees left the company on a voluntary basis. This worldwide average figure contains regional variations, with Asia and North America showing higher numbers. In most cases however, this number is lower than the regional average (all companies). Also the percentage of days lost through sickness of 2.64 % is low relative to industry standards.

In 2009, Umicore carried out its bi-annual Group-wide talent management review involving all 1,700 managers. Managers updated their career profiles and expectations. Career Review panels covered all business units, the results of which were consolidated at Group level where succession planning for key positions was discussed. Feedback was provided to all managers and development plans were drawn up. What is specific about the talent management process within Umicore is that it starts with the input of the individual managers, resulting in an open feedback in line with the company's value of openness. The process will be repeated in 2011. The outcome of the review allows the company to be proactive in assisting internal mobility and developing the next generation of company leaders. In France, specific career interviews were held, targeted at people over the age of 50. These interviews have helped to clearly define the development needs for the next 5 to 10 years.

Umicore received external recognition for being a preferred employer. In Belgium, the company was selected - for the fifth consecutive time - among 34 companies as one of the "Best companies to work for". Umicore can continue to use this recognition in 2010 in recruitment campaigns. The Belgian recruitment team attended several job fairs and campus events (including Leuven, Liège, Brussels, Antwerp, Geel and Ghent). Umicore continues to invest in its reputation within the academic community by awarding the "Umicore Scientific Award", (for an amount of € 10,000) which is granted to a PhD graduate who, through his/her research, has significantly contributed to science in those fields that are crucial for the future growth of both Umicore's business and the prospect of a sustainable society. Three additional "Umicore Awards" (each for an amount of € 2,500) are granted to masters graduates.

Preferred employer



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The Hoboken site participated in an educational project - "Entrepreneur in front of the class" - to familiarize students with sustainable development aspects in industry and Human Resources.The Belgian site of Angleur organised "a special day for a better life" to motivate its employees in the area of safety, health and environment. In Hanau (Germany) a day care centre, "Umikids World", was opened in August close to the Umicore plant. Employees can also turn to an external consultant for advice on such family matters as ageing parents etc.

Umicore continues to focus on apprenticeship, combining professional experience with school teaching, which is significant in Germany. Umicore was able to offer jobs to all apprentices who finished their apprenticeship in 2009. The Hanau site saw one of its apprentices invited to Berlin to be honoured by the President of the German Chambers of Commerce and Industry (DIHK) and the Federal President for best nation-wide performance. Similarly, the Belgian sites of Olen and Hoboken participated in a project offering an alternating learning and working training curriculum to students. The site of Bruges in Belgium participated in a jury of technical schools.

In early 2009, Umicore adopted a homework/telework policy for its Belgian-based managers and employees, allowing them to avoid rush hour and work from home or from another nearby Umicore site during some days of the week. A similar approach was implemented in Germany at the end of 2009.

The Sancoala site (India), which was acquired in 2008, implemented a Group hospital insurance for all staff members. In every major US site, a wellbeing programme was launched aimed both at improving the health condition of employees and reducing medical cost.

In Belgium, the company car policy for managers was redesigned to make it more eco-friendly (chosing cars with lower CO_2 emissions). This car policy obtained the "Green plan Silver Award" from the Group's car lease company, because of its innovative approach.

Objective 3

All sites must develop and implement a local plan for constructive internal dialogue and open communication. Taking into account the local culture and labour practices, this plan should strive to: value the feedback from employees; enhance participation in the regular Group-wide people surveys and ensure adequate follow-up actions; appraise employees regularly; ensure constructive dialogue with employees and their representatives.

The implementation of objective 3 is well on track. More than ninety percent of sites have already fully deployed their local plan, while the remaining sites have initiated such a plan. Many platforms for dialogue are in place, ranging from formal works council meetings to general meetings with all employees (so called "town hall meetings").

Following the 2007 people survey, all sites and units are now implementing local improvement plans. Employees were intensively involved in the development of these action plans. The next People Survey will be carried out in September 2010, allowing the company to monitor the effectiveness of these improvement plans.

In 2007, Umicore signed an "International Framework Agreement" with two key international trade unions on the global Group-wide implementation of its policies on human rights, equal opportunities, labour conditions, ethical conduct and environmental protection. Umicore is one of 70 companies worldwide having signed such an agreement, and the only Belgian company.

The implementation of this agreement with the International Metalworkers' Federation and the International Federation of Chemical, Energy, Mine and General Workers' Unions, is monitored by a joint committee. The members of the committee visited the production site in Shanghai (China) in March 2009 to verify the implementation of the agreement. The committee met in April 2009 for its annual meeting to review Umicore's sustainable development efforts and results. The external report verifier (ERM CVS) was present during the meeting.

In 2009, a total of 1,137 individual working days were lost through strikes, primarily linked to two events. The headcount reduction programme in Florange (France, Automotive Catalysts) caused a total of 450 strike days, linked to negotiations on financial compensation for those people who would lose their jobs. The other major action was linked to one of the two sites in Port Elizabeth (South-Africa), where union members went on strike, resulting in 531 strike days. The strike was part of wage negotations, covering the entire chemical sector, and was not specifically targeted at Umicore.

In October 2009, major organizational changes were communicated to the Hanau staff, affecting approximately 100 jobs in Precious Metals Refining, Technical Materials and Operations Support. Work on a social compensation plan started immediately thereafter. Despite the complexity of the negotiations, an agreement was achieved in mid-December due to the outstanding cooperation of all parties involved.

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Objective 4

All sites must develop and implement a local plan to encourage learning and development of our employees.

In 2008, all Umicore sites had already implemented, or were in the process of implementing a local plan for learning and development. This trend continued in 2009 (objective met for 88 % of the sites and actions ongoing for the remaining 12 %). The average number of training hours for 2009 was 44 hours per person, which is 7 hours below the level of 2008. The main reason is that very few people joined the company during the year. Training of newcomers normally accounts for a significant portion of the total training effort. For people already working within the company, training efforts were sometimes increased, as part of the measures to spread the burden of temporary unemployment, as described on page 57.

A significant portion of these training hours is related to on-the-job training. Next to this form of training, a wide variety of classroom-type training sessions is offered at different levels of the company. Some examples are given below:

At Group level, a new training programme was introduced on the topic of Managing remote employees from different cultures. Given the international scope of the business, a growing number of managers either have people reporting to them based in different locations or are involved in virtual teams at different locations. Managers are being trained to cope with these challenges of culture and distance involved in managing remote employees and teams across cultures. Participants build a deeper understanding and appreciation of cultural differences between people and they learn how to use networking and relationship building techniques in order to facilitate remote interaction, while reducing/managing travel costs.

The Group R&D Department launched the Umicore Technical Academy (UTA), which builds and capitalizes on activities of the business units, Group R&D and Knowledge Management and provides scientific and technical training to all employees concerned at Group level. UTA is elaborating a wide range of learning possibilities, "self learning" as well as classic training activities.

The HR department in China continued the implementation of regional Leadership Programmes for mid-level managers to improve their leadership skills and prepare them for future career development. The programme is spread over a period of nine months with three modules being delivered in different locations.

Learning and development


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Objective 5

All sites must develop and implement a local plan to apply the group policies for equal opportunity and diversity, respect of Human Rights and Umicore's Code of Conduct.

All sites have implemented Umicore's Code of Conduct and the Human Rights policy. One site is still in the process of drafting and formalising its local action plan to address equal opportunity.

The percentage of female employees decreased by one percent since 2008. The proportion of female workers varies from one region of the world to another. Some of the sites and countries which were most affected by the cost-reduction efforts represent an above average presence of female workers. The effect was not the same at management level, resulting in the ratio of female managers (18 %) approaching the ratio of female employees (total population) of 21 %. The ratio of female senior managers remained stable at about six percent.

Action plans are being implemented in a number of countries to address the inclusion of people with a handicap. In France, the project "Vers l'Integration Adaptée (VIA)", which was launched in 2007, continued. The four main French sites participated in an analysis of the job profiles which will be used to reduce the physical strain for production workers. In Guarulhos (Brazil), special efforts were made to adapt the workplace, enabling the hiring and integration of deaf employees.

The Belgian site of Hoboken was requested by socio-economic organisations to testify on its approach to ethnic and cultural diversity within the plant. The French sites also reached an agreement with the trade unions on a specific approach for employees above the age of 50. The "Accord Seniors" agreement was signed with the trade unions in January 2010.

All of Umicore's operations worldwide have been internally screened for the risk of breaching the right of freedom of association and collective bargaining, incidents involving child labour as well as forced or compulsory labour. The conclusion was that none of the Umicore operations identified a specific risk. In total, 71 % of the global workforce are either unionised or covered by a collective labour agreement.

In order to further promote the Umicore values, the Code of Conduct and the Sustainable Development principles (including Human Rights), a training tool was deployed in 2008 and 2009: the "Umicore Way Game". This training kit was devised in the form of a board game and is offered in different languages.

A two-day congress related to Umicore's Code of Conduct was organized in November 2009 in Shanghai. More than 90 people (general managers as well as people from Sales, Finance, Human Resources and Purchasing) from different local entities in the region participated. The congress reiterated the importance of applying a strict Code of Conduct and reviewed its regional implementation. The delegates also shared knowledge and experience on internal control systems as well as feedback on the Code of Conduct from a legal point of view.

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Gender balance

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Maggie Li,
Assistant HR Manager, UAC
Suzhou (China)

Umicore's automotive catalyst plant in Suzhou hasn't reported a single lost time accident or recordable injuries since it started reporting safety data in 2006.

Occupational health & safety

Scope of Health Reporting

Umicore is progressively integrating systematic occupational health indicators in its central EHS database. In 2009, the business units Automotive Catalysts, Technical Materials, Cobalt & Specialty Materials, Precious Metals Refining, Zinc Chemicals (except the site in Sancoale) and Jewellery & Electroplating - representing a total of 40 sites with a total workforce of about 6,200 employees equivalent to some 67 % of the workforce of the consolidated sites - reported their occupational health data in the central database. Unless otherwise specified, the occupational health data relate to Umicore's employees working at these sites. Umicore has the intention to integrate all the remaining businesses into its occupational health reporting in 2010. Only data from consolidated sites where Umicore has operational control are included in this report.

2009 review

"The Umicore Way" states that "no compromise will be made on a safe and healthy working environment". Umicore believes that a healthy workforce is a prerequisite for the success of its business.

The main occupational health risks are related to exposure to hazardous substances such as platinum salts, lead, arsenic and cadmium and physical hazards, mainly noise.

Key data on occupational health aspects (noise induced hearing less, contact dermatitis, occupational asthma, musculo-skeletal disorders) and biomarkers of exposure (lead, arsenic, cobalt, cadmium, platinum salts) are reported in the central EHS database and compared to reference values to monitor progress in performance. Each site is requested to implement an occupational health programme in line with its risks. The objective of such a programme is to avoid or reduce exposure to hazardous substances in order to prevent adverse health effects.

In case exposure exceeds the reference values, measures are taken to improve the working conditions. This does not exclude that in some workplaces, personal protective equipment needs to be worn. If an occupational disease is diagnosed, workers are temporarily or permanently assigned to a modified job, away from potential exposure.

Umicore has started a project to integrate occupational health aspects into its future Group objectives beyond 2010.

In 2009, 33 employees were diagnosed with an occupationally linked adverse health effect.

Platinum salts

Thirteen sites covering four business units where platinum salts are handled (Automotive Catalysts, Catalyst Technologies, Precious Metals Refining, Jewellery and Electroplating) have implemented a sensitization screening programme based on the guidelines of the occupational health working group of the International Platinum Association ("Guidance for the medical surveillance of workers exposed to complex platinum salts", 2002). The new site in Pilar (Catalyst Technologies) has not yet implemented such a screening programme. In 2009, the site in Hoboken (Precious Metal Refining) faced two new cases of platinum sensitization while the site in Tsukuba (Catalyst Technologies) had one new case.

In 2009, Umicore joined the newly created Platinum Health Task Force, grouping the world's main platinum mining, refining and automotive catalyst companies. The mandate of the task force is to provide scientific input on health and environmental matters related to the platinum group metals. The task force, currently chaired by Umicore, works under the auspices of the European Precious Metals Federation and the International Platinum Association.

Lead

Occupational exposure to lead represents a potential health risk for the sites in Hoboken (Precious Metals Refining), Hanau, Manaus (Technical Materials), Amsterdam, Bangkok, Markham, Pforzheim (Jewellery & Electroplating) and Changsha, Pasir Johor, Angleur, Overpelt, Heusden Zolder, Larvik and Tottenham (Zinc Chemicals). In total 3.9 % of 1,641 blood readings from employees potentially exposed to lead, revealed concentrations exceeding the level of 30 microgramme per decilitre of blood.

Cadmium

There is occupational exposure to cadmium at ten sites: Hoboken (Precious Metals Refining), Hanau, Manaus, Guarulhos, Suzhou, Vicenza, Glens Falls (Technical Materials), Amsterdam, Bangkok (Jewellery & Electroplating), Larvik and Changsha (Zinc Chemicals).

In total, of the 626 urine samples analysed for cadmium, 1.5 % exceeded the biological exposure index of 5 microgramme of cadmium per litre of urine (ref: American Conference of Governmental and Industrial Hygienists, 2009). Since cadmium in urine is a life time biomarker of exposure, these higher readings reflect past exposures. The industrial hygiene programmes currently monitor cadmium levels at the workplace to minimize, if not avoid, increased exposure. In some cases, additional analyses are done for cadmium in blood, a biomarker that better reflects recent cadmium exposure. Five workers exceeded the threshold of 0.5 microgramme per decilitre of blood at the site in Glens Falls due to problems with the ventilation system in the 'cadmium room'. Blood cadmium levels decreased again after corrective action was taken.

Cobalt

All production sites (Arab, Bruges,Cheonan, Fort Saskatchewan, Olen, Shanghai, Subic) of the business unit Cobalt & Specialty Materials involved in handling and producing cobalt have implemented a biological monitoring programme for cobalt exposure. The average cobalt in urine concentration in 2009 – out of a total of 668 readings - was 22 microgrammes per gramme of creatinine, compared to 24 in 2008. Five percent of the exposed employees exceed the level of 30 microgramme per gramme of creatinine. The results differ very much from site to site with averages below 10 microgrammes per gramme of creatinine (Olen, Cheonan) or as high as 50 microgrammes per gramme of creatinine (Fort Saskatchewan). Further dust reduction actions are being taken to reduce exposure. In total 2 cases (at Olen and Arab) of cobalt induced contact dermatitis were diagnosed.

The site in Olen participated in a scientific study sponsored by the Cobalt Development Institute to evaluate the potential influence of exposure to cobalt on the cardiac muscle. Preliminary results do not show a significant adverse effect that could be attributed to cobalt. The study will be concluded in the course of 2010.

Arsenic

Occupational arsenic exposure is possible at workplaces in Olen (Cobalt & Specialty Materials) and Hoboken (Precious Metals Refining). Of the 562 readings, 9.4 % exceeded the value of 30 microgramme per gramme of creatinine. The biological exposure index recommended by the American Conference of Industrial Hygienists is 35 microgramme/litre of urine (2009).

Other occupational diseases

Industrial noise is an important occupational health risk. In total, 2,332 employees or 38 % work in areas where the 80 decibel level might be exceeded. Ten employees were diagnosed with noise-induced hearing loss (data from Changsha (Zinc Chemicals) not available).

Sixteen workers were diagnosed with a musculo-skeletal disorder such as carpel tunnel syndrome, tendonitis, health effects often linked to repetitive work.

Indium Tin Oxide (ITO)

The production of ITO has increased, owing to the increased manufacturing of liquid-crystal panels. Umicore supported an experimental study at the Université Catholique de Louvain which was published in a peer review journal (Dominique Lison et al.: "Sintered Indium-Tin-Oxide (ITO) particles: a new pneumotoxic entity", Toxicological Sciences, April 2009). The study observed that ITO particles induce lung damage in experimental animals, including genotoxic effects which might be predictive of the potential to develop cancer. The authors suggest that occupational exposure levels for ITO particles should be as low as for crystalline silica (0.025 mg/m³ -ref American Conference of Governmental and Industrial Hygienists, 2008). These findings confirm the conclusions of earlier ITO-related publications (Hamaguchi, 2007, Chonan, 2006, Homma 2005, Tanaka, 2002).

Umicore has adopted specific measures at its ITO production site in Providence (USA) to reduce exposure levels at the workplace below the recommended level of 0.025 mg/m³. These include enclosed systems for scrap crushing, sawing and grinding as well as improved ventilation systems at critical workplaces.

The National Institute for Occupational Health and Safety (NIOSH), a division of the United States Department of Labor, approached the site in Providence (Thin Film Products) to perform a health hazard evaluation of the impact indium compounds may have on employees. NIOSH published a peer review article (Cuming et al.: 'Pulmonary Alveolar Proteinosis in Workers at an Indium Processing Facility', American Journal of Respiratory and Critical Care Medicine, December 2009) concluding that exposure to ITO by inhalation can cause pulmonary alveolar proteinosis, which may occur via an autoimmune mechanism.

Umicore believes that ITO is a separate substance and as such deserves to be notified under US and European regulations. To that end, the company has submitted a file to notify ITO as a specific substance, as well as initiated additional testing for eco-toxicity and toxicity in the course of the first quarter of 2009.

New occupational health risks

Nanomaterials

While nanomaterials offer significant commercial opportunities in a wide array of applications, uncertainties exist concerning the physiological responses to nanomaterials compared to the same substance in larger fractions. Umicore is active in the development, production and sale of specific nanomaterials (ZnO, TiO_2, CeO_2).

In line with Umicore's EHS policy, the company actively participates in two EU research consortia (NanoInteract, NanoSafe2) to clarify outstanding issues concerning the impact of nanomaterials on human health and the environment. Both projects were concluded in 2009. Full results can be consulted on their respective websites: www.NanoInteract.net, www.NanoSafe.org. In addition, the company is participating in a project initiated by the OECD working party on manufactured nanomaterials, which is managed by the Nanotechnology Industry Association. One of the aims of the project is to validate the OECD testing guidelines for eco-toxicity for zinc oxide and cerium oxide.

A full size production facility for nanomaterials is operational at the Olen site with auxiliary equipment for product finishing at the site in Eijsden (Zinc Chemicals).

With regard to potential workplace exposure, in the absence of any clear answers today, the company aims to achieve zero exposure to workers at its nanomaterial production facility. During 2009, the Eijsden equipment was been upgraded to further reduce the exposure to nanomaterials at the workplace.

Other risks

As Umicore develops new products and processes, potential new occupational health risks are assessed. The site in Hoboken, for example, is screening incoming materials for poly-aromatic hydrocarbons that are potentially present while handling spent catalysts. Exposure monitoring showed no increased levels. A medical follow-up programme specifically focusing on these risks is in place with the aim to prevent occupational illness or detect adverse health effects in an early stage.

A(H1N1) pandemic flu

Umicore has taken the necessary preventive measures to minimize the impact the pandemic flu could have on its staff. Prior to the outbreak of the pandemic flu, employees were advised to comply with basic hygienic measures such as regular washing of hands and the use of antiseptic gels. All sites developed a contingency plan to ensure the continuity of the operations in safe circumstances.

Scope of Safety Reporting

In this section, Group safety performance refers to lost time accidents (LTA) and recordable injuries (RI) that occurred to Umicore's staff while at their workplace. Accidents that might have happened on the road to and from work are not included.

Lost time accidents that occurred to contractors are also reported but not integrated into the Group safety performance figures. Only data for consolidated sites where Umicore has operational control are included in this report.

Additional information on Umicore's EHS management approach can be found on the website www.umicore.com

2009 review

The Group safety performance improved significantly compared to 2008. The company registered 48 lost time accidents, down from 87 in 2008. This resulted in a LTA frequency rate of 3.12, compared to 5.3 in 2008 and ahead of the intermediary improvement milestone (figure 1). In total, 1,280 days were lost, resulting in a severity rate of 0.08 compared to 0.17 in 2008 and ahead of the intermediary improvement milestone (figure 2).There were no fatalities. All business units have further developed and deployed tailor made safety plans addressing their specific safety challenges.

Detailed analysis reveals significant differences in safety performance between the different business units. Ten business units out of the 12 achieved or exceeded their intermediary frequency rate milestone while 2 showed a sub-standard intermediary performance. All lost time accidents are thoroughly analysed and measures are implemented to prevent similar accidents in the future. Accident reports are shared with other sites through the company's intranet. Root cause analysis indicates that ergonomics and working conditions, unforeseen (often sudden) situations and organisational aspects (e.g. lack of training) explain 50 % of LTAs.

The Umicore sites in Europe count for 71 % of the total number of lost time accidents while the Asian-Pacific region and the Americas only account for 19 % and 10 % respectively. The two countries with the highest number of LTAs are Belgium (33 %) and Germany (23 %).

A total of 352 recordable injuries were reported resulting in a RI frequency rate of 23. Corporate EHS has worked with the sites to review their RI data collection processes to further improve the accuracy of these data. This follow-up will continue in 2010.

Twenty-six lost time accidents were registered for contractors corresponding to a frequency rate of 11.0 compared to 14.6 in 2008. All sites are required to develop and implement a contractor safety plan. Continual focus on this aspect is expected to further improve contractor safety performance.

Eleven sites were certified against OHSAS 18001, while one site is in the process of implementing this management system.

Safety breakthrough plan to reach zero accidents

While safety performance has gradually improved in the past years, Umicore initiated a breakthrough programme in early 2009 aimed at reaching a zero-accident workplace. The programme focuses on the following three elements:

FIGURE 1
Accident frequency rate Umicore group


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- Performing an exhaustive baseline assessment that complements actions already undertaken at business unit level,

- Establishing together with the less performing business units an action plan to deliver improved performance with short term results which are sustainable.

- Developing Group leading indicators.

During 2009, a designated project manager visited 45 sites to conduct a detailed safety assessment and, together with the site management, develop an action plan and identify trends and opportunities for improvement within the wider Umicore Group.

Four main focus areas were identified:

- Leadership in Workplace Safety; the ability of site management to inspire and re-focus individuals in their day-to-day safety efforts; i.e. leading by example.

- Training & Education were found to be critical elements in ensuring employees undertaking risky practices are aware of all hazards and the correct procedures to follow.

- Standards & Best Practices were identified as a great opportunity in sharing the best Umicore health & safety practices across business units and sites.

- Resources & Commitment are required to sustain an improved level of safety and the driving force for all levels of management target improved performance.

The conclusions of the project still need be discussed in several safety workshops after which the actions will be further rolled out to all business units and sites.

Process safety

As part of the Group's overall safety objectives, the company has also defined a process safety objective to be achieved by all operational sites by 2010. Many sites handle, use and store hazardous chemical substances that may present a hazard to the employees, neighboring people and the environment. With this objective, the company ensures that these risks are identified in a systematic way and that the necessary actions are taken to prevent, mitigate or contain those risks. A corporate guideline has been issued specifying the steps that need to be taken to ensure a robust approach at all sites.

At the end of 2009, 80 % of the industrial sites had already conducted or were conducting a process safety analysis. Emergency preparedness plans were in place or were being developed in 92 % of the sites. The sites where such plans still need to be implemented are mainly sites with low risk activities.

Umicore Group 2009 Financial statements

Contents

Consolidated income statement

(EUR thousand)

	Notes	2008	2009
Turnover	8	9,124,028	6,937,425
Other operating income	8	102,694	73,226
Operating income		**9,226,722**	**7,010,651**
Raw materials and consumables		(7,706,468)	(5,867,308)
Payroll and related benefits	9	(603,901)	(577,441)
Depreciation and impairments	8	(165,510)	(83,090)
Other operating expenses	8	(441,795)	(333,172)
Operating expenses		**(8,917,674)**	**(6,861,011)**
Income from other financial investments	11	(68,149)	488
RESULT FROM OPERATING ACTIVITIES		**240,899**	**150,127**
Financial income	10	10,194	5,607
Financial expenses	10	(54,779)	(34,946)
Foreign exchange gains and losses	10	(7,367)	(6,574)
Share in result of companies using the equity method	16	8,233	(8,973)
PROFIT (LOSS) BEFORE INCOME TAX		**197,180**	**105,241**
Income taxes	12	(66,903)	(20,565)
PROFIT FROM CONTINUING OPERATIONS		**130,277**	**84,676**
Profit (loss) from discontinued operations	38	(2,401)	(4,187)
PROFIT (LOSS) OF THE PERIOD		**127,878**	**80,489**
of which: Group share		121,710	73,815
Minority share		6,168	6,674

(EUR)

	Notes	2008	2009
Basic earnings per share from continuing operations	37	1.08	0.69
Total basic earnings per share	37	1.06	0.66
Diluted earnings per share from continuing operations	37	1.07	0.69
Total diluted earnings per share	37	1.05	0.65
Dividend per share		0.65	0.65 *

* proposed

The income statement for 2008 has been restated for discontinued operations. The balance sheet, the change in equity and the cash flow statement have not been restated.

The notes on pages 80 to 117 are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

(EUR thousand)

	Notes	2008	2009
Profit (loss) of the period		**127.878**	**80.489**
Changes in available-for-sale financial assets reserves		(8,819)	33,401
Changes in cash flow hedge reserves		40,230	(56,505)
Changes in post-employment benefit reserves		(1,376)	(12,263)
Changes in deferred taxes directly recognized in equity		(13,436)	21,824
Changes in currency translation differences		(37,281)	39,163
Other comprehensive income for the period	22	**(20,681)**	**25,619**
Other comprehensive income from discontinued operations		2,645	0
Total comprehensive income for the period		**109,842**	**106,108**
of which : Group share		109,893	93,713
Minority share		(51)	12,395

The income statement for 2008 has been restated for discontinued oeprations. The balance sheet, the change in equity and the cash flow statement have not been restated.

The deferred tax impact on the consolidated statement of comprehensive income is due to the cash flow hedge reserves for EUR 17.2 million and to employe benefit reserves for EUR 4.5 million.

The notes on pages 80 to 117 are an integral part of these consolidated financial statements.

Consolidated balance sheet

(EUR thousand)

	Notes	31/12/08	31/12/09
NON-CURRENT ASSETS		**1,130,445**	**1,243,550**
Intangible assets	13,14	123,076	138,957
Property, plant and equipment	15	709,194	763,790
Investments accounted for using the equity method	16	169,135	166,387
Available-for-sale financial assets	17	26,040	57,910
Loans granted	17	2,533	8,454
Trade and other receivables	19	11,349	11,950
Deferred tax assets	20	89,118	96,102
CURRENT ASSETS		**1,894,483**	**1,583,142**
Current loans granted	17	2,190	6,859
Inventories	18	898,534	859,582
Trade and other receivables	19	708,143	523,293
Income tax receivables		30,624	7,988
Available-for-sale financial assets	17	45	89
Cash and Cash equivalents	21	254,947	185,332
TOTAL ASSETS		**3,024,927**	**2,826,693**
EQUITY OF THE GROUP		**1,332,353**	**1,366,727**
Group shareholders' equity		**1,290,683**	**1,314,191**
Share capital and premiums		502,862	502,862
Retained earnings		1,084,601	1,086,036
Currency translation differences and other reserves	22	(119,048)	(96,351)
Treasury shares		(177,732)	(178,356)
Minority interest		**41,670**	**52,536**
NON-CURRENT LIABILITIES		**739,301**	**516,144**
Provisions for employee benefits	26	162,885	182,875
Financial debt	23	422,503	175,771
Trade and other payables	24	5,649	5,525
Deferred tax liabilities	20	49,855	31,381
Provisions	28, 29	98,410	120,593
CURRENT LIABILITIES		**953,273**	**943,821**
Financial debt	23	165,841	186,103
Trade and other payables	24	671,708	676,493
Income tax payable		37,406	29,138
Provisions	28, 29	78,318	52,086
TOTAL EQUITY & LIABILITIES		**3,024,927**	**2,826,693**

The income statement for 2008 has been restated for discontinued operations. The balance sheet, the change in equity and the cash flow statement have not been restated.

The notes on pages 80 to 117 are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(EUR thousand)

	Part of the Group							
	Share capital and premiums	Reserves	Currency translation and other reserves	Treasury shares	Minority interest	Total for continuing operations	Equity of discontinued operations	TOTAL EQUITY
Balance at the beginning of previous period	469,421	1,427,831	(109,062)	(296,963)	41,970	1,533,196	(2,645)	**1,530,551**
Result of the period		121,710			6,168	127,878		**127,878**
Other comprehensive income for the period			(14,462)		(6,219)	(20,681)	2,645	**(18,037)**
Total comprehensive income for the period		**121,710**	**(14,462)**	**0**	**(51)**	**107,197**	**2,645**	**109,842**
Changes in share-based payment reserves			7,532			7,532		**7,532**
Dividends		(75,609)			(660)	(76,269)		**(76,269)**
Transfers	33,442	(30,386)	(3,056)			0		**0**
Changes in treasury shares		(358,947)		119,231		(239,716)		**(239,716)**
Changes in scope					411	411		**411**
Balance at the end of previous period	**502,862**	**1,084,601**	**(119,048)**	**(177,732)**	**41,670**	**1,332,353**	**0**	**1,332,353**
Result of the period		73,815			6,674	80,489		**80,489**
Other comprehensive income for the period			19,898		5,721	25,619		**25,619**
Total comprehensive income for the period		**73,815**	**19,898**		**12,395**	**106,108**		**106,108**
Changes in share-based payment reserves			2,791			2,791		**2,791**
Dividends		(73,027)			(1,053)	(74,080)		**(74,080)**
Changes in treasury shares		647		(624)		23		**23**
Changes in scope			5		(475)	(470)		**(470)**
Balance at the end of the financial year	**502,862**	**1,086,036**	**(96,353)**	**(178,356)**	**52,536**	**1,366,726**		**1,366,726**

The income statement for 2008 has been restated for discontinued operations. The balance sheet, the change in equity and the cash flow statement have not been restated.

The legal reserve of EUR 50,000 thousand which is included in the retained earnings is not available for distribution.

The share capital of the Group as at 31 December 2009 was composed of 120,000,000 shares with no par value.

The notes on pages 80 to 117 are an integral part of these consolidated financial statements.

Consolidated statement of cash flow

(EUR thousand)

	Notes	2008	2009
Profit from continuing operations		128,491	84,676
Adjustments for profit of equity companies		(8,233)	8,973
Adjustment for non-cash transactions	32	221,119	118,845
Adjustments for items to disclose separately or under investing and financing cash flows	32	78,423	36,850
Change in working capital requirement	32	10,000	201,824
Cash flow generated from operations		**429,799**	**451,168**
Dividend received		16,409	4,563
Tax paid during the period		(75,921)	(5,070)
NET CASH FLOW GENERATED BY (USED IN) OPERATING ACTIVITIES	32	**370,287**	**450,660**
Acquisition of property, plant and equipment	15	(204,783)	(169,705)
Acquisition of intangible assets	13	(11,193)	(20,767)
Acquisition of new subsidiaries (net of cash acquired)		(1,117)	
Acquisition of / capital increase in associates		(11,666)	(5,438)
Acquisition in additional shareholdings in subsidiaries		(265)	(480)
Acquisition of financial assets	17	(1,445)	(5,161)
New loans extended	17	(223)	(11,547)
Sub-total acquisitions		**(230,691)**	**(213,098)**
Disposal of property, plant and equipment		16,109	13,916
Disposal of intangible assets		140	(147)
Disposal of subsidiaries and associates (net of cash disposed)		30,230	
Disposal of financial fixed assets		4,105	6,986
Repayment of loans	17	5,083	33
Sub-total disposals		**55,666**	**20,788**
NET CASH FLOW GENERATED BY (USED IN) INVESTING ACTIVITIES	32	**(175,025)**	**(192,310)**
Capital increase			
Capital increase/decrease minorities		615	
Own shares		(239,716)	23
Interest received		5,808	5,593
Interest paid		(36,717)	(20,630)
New loans (repayment of loans)		180,196	(228,909)
Dividends paid to Umicore shareholders		(74,286)	(73,765)
Dividends paid to minority shareholders		(661)	(1,053)
Net cash flow generated by (used in) financing activities	32	(164,762)	(318,741)
Effect of exchange rate fluctuations on cash held		6,450	(4,979)
NET CASH FLOW FROM CONTINUING OPERATIONS		**36,951**	**(65,370)**
Impact of change in scope on opening cash and cash equivalents			10
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	21	**211,429**	**248,380**
Cash to discontinued operations			(2,672)
NET CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	**248,380**	**180,347**
of which cash and cash equivalents		254,947	185,332
of which bank overdrafts		(6,568)	(4,985)

The income statement for 2008 has been restated for discontinued operations. The balance sheet, the change in equity and the cash flow statement have not been restated.

The « Change in working capital requirement » definition has been adjusted. The impact of the period of the mark to market of the transactional hedging position has been transferred to the line « Adjustments for non cash transactions ». 2008 has been restated accordingly.

The notes on pages 80 to 117 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

The company's consolidated financial statements and the management report prepared in accordance with article 119 of the Belgian Companies Code set forth on pages 1 to 73 and 120 to 149, for the year ended 31 December 2009 were authorized for issue by the Board of Directors on 30 March 2010. They have been prepared in accordance with the legal and regulatory requirements applicable to the consolidated financial statements of Belgian companies. They include those of the company, its subsidiaries and its interests in companies accounted for using the equity method.

1. Basis of preparation

The Group presents its annual consolidated financial statements in accordance with all International Financial Reporting Standards (IFRS) adopted by the European Union (EU).

The consolidated financial statements are presented in thousands of euros, rounded to the nearest thousand, and have been prepared on a historical cost basis, except for those items that are measured at fair value.

The consolidated 2008 income statement has been restated for discontinued operations. The balance sheet and cash flow statement have not been restated. The « Change in working capital requirement » definition has been adjusted. The impact of the period of the mark to market of the transactional hedging position has been transferred to the line « Adjustments for non cash transactions ». 2008 has been restated accordingly.

The Group has adopted IAS 1 (revised), 'Presentation of Financial Statements'. The Group has elected to present two statements: an income statement and a statement of comprehensive income. The statement of changes in equity presents separately the non-owner and the owner related changes in equity.

2. Accounting policies

2.1 PRINCIPLES OF CONSOLIDATION AND SEGMENTATION

Umicore applies a full consolidation for its subsidiaries - entities over which the company has control - i.e. the power to govern the financial and operating policies so as to obtain benefits from its activities. Control is presumed when Umicore owns, directly or indirectly through subsidiaries, more than 50% of the voting rights.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Note 5 lists all significant subsidiaries of the company at the closing date.

To account for an acquisition, the purchase method is used. The assets, liabilities and contingent liabilities of the acquired company are measured at their fair value at the date of acquisition. The cost of acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group's share of the fair value of the net assets of the subsidiary is recognized as goodwill. (see Section 2.6. Intangible Assets). If the Group's share in the fair value of the net assets exceeds the cost of acquisition, the excess is recognized immediately as a profit in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated, unless such losses are an indication of impairment. Where necessary, the subsidiaries' accounting policies have been changed to ensure consistency with the policies the Umicore Group has adopted.

An associate is an entity in which the company has a significant influence over the financial and operating policies, but no control. Typically this is evidenced by an ownership of between 20 to 50% of the voting rights. A joint venture is a contractual arrangement whereby the company and other parties undertake, directly or indirectly, an economic activity that is subject to joint control.

Both associates and joint ventures are accounted for using the equity method. Under this method, the Group's share of the post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves.

The company's investments in associates and joint ventures include the goodwill on acquisitions, net of impairment.

Unrealized gains on transactions between the company and its associates or joint ventures are eliminated to the extent of the company's interest in the associates and joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment.

Investments in companies that are not consolidated through the equity method or through the full consolidation method are recorded under "available-for-sale financial assets".

Note 16 lists all significant associates and joint ventures of the company as at the closing date.

Note 7 provides the Company's segment information. IFRS 8 replaces IAS 14, 'Segment reporting'. Umicore's segment structure and definition under IAS 14 was already highly compliant to IFRS 8, and the formal application of IFRS 8 has no impact on their presentation, nor on the 2008 comparative figures. Umicore is organised in business units. Since there are too many business units, management decided to aggregate the business units into a more limited number of operating segments. Operating segments under IFRS 8 at Umicore are differentiated by their business type and by metal or group of metals in which Umicore's business units are predominantly active.

Businesses at Umicore are refining oriented or transformation oriented. Refining oriented businesses will attract raw materials to produce and sell refined metals. Transformation oriented businesses will start from metals to manufacture products and chemicals for end user applications.

The predominant metal groups Umicore businesses are active in are "Precious Metals", Zinc", and "Other Metals such as cobalt and germanium.

Operating segments are reported in a manner consistent with the internal reporting provided to the Board and the Executive Committee. The Executive Committee reviews the performance of the operating segments based on Earnings before Interest and Tax (EBIT), Capital Employed and Return on Capital Employed.

The segment results, assets and liabilities include items directly attributable to the segment as well as those elements that can reasonably be allocated to a segment.

The pricing of inter-segment sales is based on an arm's length transfer pricing system. In the absence of relevant market price references, 'cost plus' mechanisms are used.

Associate companies are allocated to the business group with the closest fit from a market segment perspective.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other environments.

2.2 INFLATION ACCOUNTING

As at 31 December 2009 there is no subsidiary in the Umicore Group having a functional currency belonging to a hyperinflationary economy.

2.3 FOREIGN CURRENCY TRANSLATION

Functional currency: items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in euros which is the functional currency of the parent. To consolidate the Group and each of its subsidiaries, the financial statements are translated as follows:

- Assets and liabilities at the year-end rate as published by the European Central Bank.
- Income statements at the average exchange rate for the year.
- The components of shareholders' equity at the historical exchange rate.

Exchange differences arising from the translation of the net investment in foreign subsidiaries, joint ventures and associated entities at the period-end exchange rate are recorded as part of the shareholders' equity under «currency translation differences».

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at the closing rate.

2.4 FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recognized during the period in the functional currency of each entity at exchange rates prevailing at the date of transaction. The date of a transaction is the date at which the transaction first qualifies for recognition. For practical reasons a rate that approximates the actual rate at the date of the transaction is used at some operations, for example, an average rate for the week or the month in which the transactions occur.

Subsequently, monetary assets and liabilities denominated in foreign currencies are translated at the closing rate at the balance sheet date.

Gains and losses resulting from the settlement of foreign currency transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement as a financial result.

In order to hedge its exposure to certain foreign exchange risks, the Company has entered into certain forward contracts (see Chapter 2.21, Financial instruments)

2.5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost, less accumulated depreciation and impairment losses. Cost includes all direct costs and appropriate allocation of indirect costs incurred to bring the asset to working condition for its intended use.

There are no borrowing costs capitalized in the costs of the assets. All borrowing costs are recognized as expenses in the period when incurred.

The straight-line depreciation method is applied through the estimated useful life of the assstyle-umicore-chiff-textets. Useful life is the period of time over which an asset is expected to be used by the company.

Repair and maintenance costs are expensed in the period in which they are incurred, if they do not increase the future economic benefits of the asset. Otherwise they are classified as separate components of items of property, plant and equipment. Those major components of items of property, plant and equipment that are replaced at regular intervals are accounted for as separate assets as they have useful lives different from those items of property, plant and equipment to which they relate.

The typical useful life per main type of property, plant and equipment are as follows :

Land :	**Non-depreciable**
Buildings :	
- Industrial buildings	20 years
- Improvements to buildings	10 years
- Other buildings such as offices and laboratories	40 years
- Investment properties	40 years
Plant, machinery and equipment :	**10 years**
- Furnaces	7 years
- Small equipment	5 years
Furniture and vehicles :	
- Vehicles	5 years
- Mobile handling equipment	7 years
- Computer equipment	3 to 5 years
- Furniture and office equipment	5 to 10 years

For material newly acquired or constructed assets, the useful life is separately assessed at the moment of the investment request and can deviate from the above standards.

Assets are reviewed for an indication of impairment at each balance sheet date to assess whether they are recoverable in the form of future benefits. If the recoverable amount has decreased below the carrying amount, an impairment loss is recognized and accounted for as an operational charge. To assess impairments, assets are grouped in cash-generating units (CGU) at the lowest level for which separately identifiable cash flows exist. (see Chapter 2.12 Impairment of assets).

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets.

2.6 INTANGIBLE ASSETS & EQUITY TRANSACTION EXPENSES

2.6.1. EQUITY TRANSACTION EXPENSES

Expenses for formation and capital increase are deducted from the share capital.

2.6.2. GOODWILL

Goodwill represents the excess of the cost of an acquisition of a subsidiary, associate or jointly controlled entity over the Group's share in the fair value of the identifiable assets and liabilities of the acquired entity at the date of acquisition. Goodwill is recognized at cost less any accumulated impairment losses

Goodwill from associates and joint ventures is presented in the balance sheet on the line «Investments accounted for under the equity method», together with the investment itself.

To assess impairment, goodwill is allocated to a CGU. At each balance sheet date, these CGUs are tested for impairment, meaning an analysis is performed to determine whether the carrying amount of goodwill allocated to the CGU is fully recoverable. If the carrying amount is not fully recoverable, an appropriate impairment loss is recognized in the income statement. These impairment losses are never reversed.

The excess of the Group's interest in the fair value of the net identifiable assets acquired over the cost of acquisition is recognized in the income statement immediately.

2.6.3. RESEARCH AND DEVELOPMENT

Research costs related to the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as an incurred expense.

Development costs are defined as costs incurred for the design of new or substantially improved products and for the processes prior to commercial production or use. They are capitalized if, among others, the following conditions are met:

- the intangible asset will give rise to future economic benefits, or in other words, the market potential has been clearly demonstrated.
- the expenditures related to the process or product can be clearly identified and reliably measured.

In case it is difficult to clearly distinguish between research or development costs, the costs are considered as being research. If development costs are capitalized they are amortized using a straight-line method over the period of their expected benefit.

2.6.4. OTHER INTANGIBLE ASSETS

All of the following types are recorded at historical cost, less accumulated amortization and impairment losses, except for government granted CO^2 emission rights which are valued at the prevailing market price at the day of the grant:

- Concessions, patents, licenses: are amortized over the period of their legal protection.
- Software and related internal development costs: are typically amortized over a period of five years
- CO^2 emission rights : are not amortized but can be impaired
- Land use rights: are typically amortized over the contractual period

2.7 LEASE

Lease operations can be divided into two types of lease:

2.7.1. FINANCE LEASE

Leases under which the company assumes a substantial part of the risks and rewards of ownership are classified as finance leases. They are measured at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term payables. The interest element is charged to the income statement over the lease period. Leased assets are depreciated over the shorter of the useful life and the lease term.

2.7.2. OPERATING LEASE

Leases under which a substantial part of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Among other items, the group leases metals to and from third parties for specified periods for which the group receives or pays fees. The metal leases from third parties are classified as operating leases and are reported as off balance sheet commitments (see note 34). All payments or receipts under operating lease are recognized as an operating expense in the income statement using the straight-line method.

2.8 AVAILABLE-FOR-SALE FINANCIAL ASSETS, LOANS AND NON CURRENT RECEIVABLES

All movements in available-for-sale financial assets, loans and receivables are accounted for at trade date.

Financial assets available for sale are carried at fair value. Unrealized gains and losses from changes in the fair value of such assets are recognized in equity as available-for-sale financial assets reserves. When the assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses.

Loans and receivables are carried at amortized cost less any impairment.

All write-downs are recorded on a separate account and are netted with the carrying amounts when all chances of recovery are depleted.

Own shares, are deducted from equity.

2.9 INVENTORY

Inventories are carried at the lower of cost or net realizable value. Cost comprises direct purchase or manufacturing costs and an appropriate allocation of overheads.

Inventories are classified as:

1. Base products with metal hedging
2. Base products without metal hedging
3. Consumables
4. Advances paid
5. Contracts in progress

Base products with metal hedging are metal-containing products on which Umicore is exposed to metal price fluctuation risks and where Umicore applies an active and structured risk management process to minimize the potential adverse effects of market price fluctuations on the financial performance of the Group. The metal contents are classified in inventory categories that reflect their specific nature and business use. Depending on the metal inventory category, appropriate hedging mechanisms are applied. A weighted average is applied per category of inventory except for the inventories valued at fair value (see Chapter 2.21 on Financial instruments).

Base products without metal hedging and consumables are valued using the weighted-average cost method.

Write-downs on inventories are recognized when turnover is slow or where the carrying amount is exceeding the net realizable value, meaning the estimated selling price less the estimated costs of completion and the estimated cost necessary to make the sale. Write-downs are presented separately.

Advances paid are down-payments on transactions with suppliers for which the physical delivery has not yet taken place and are booked at nominal value.

Contracts in progress are valued using the percentage-of-completion method.

2.10 TRADE AND OTHER RECEIVABLES

Trade and other receivables are measured at amortized cost, i.e. at the net present value of the receivable amount. Unless the impact of discounting is material, the nominal value is taken. Receivables are written down for irrecoverable amounts. All write-downs are recorded on a separate account and are netted with the carrying amounts when all chances of recovery are depleted.

Trade receivables of which substantially all the risks and rewards have been transferred are derecognized from the balance sheet.

The positive fair value of derivative financial instruments is included under this heading.

2.11 CASH AND CASH EQUIVALENTS

Cash includes cash-in-hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash, have maturity dates of three months or less and are subject to an insignificant risk of change in value.

These items are carried in the balance sheet at nominal value or amortized cost. Bank overdrafts are included in the current liabilities on the balance sheet.

2.12 IMPAIRMENT OF NON-FINANCIAL ASSETS

Property, plant and equipment and other non-current assets, including intangible assets and financial assets not held for trading, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated.

The recoverable amount is the higher of an asset's net selling price and value in use. To estimate the recoverable amount of individual assets the company often determines the recoverable amount of the cash-generating unit (CGU) to which the asset belongs.

Whenever the carrying amount of an asset exceeds its recoverable value, an impairment loss is recognized as an expense immediately.

A reversal of impairment losses is recognized when there is an indication that the impairment losses recognized for the asset or for the CGU no longer exist or have decreased. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.13 SHARE CAPITAL AND RETAINED EARNINGS

A. Repurchase of share capital

   When the company purchases some of its own shares, the consideration paid – including any attributable transaction costs net of income taxes – is deducted from the total shareholders' equity as treasury shares. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of own shares. When such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

B. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue, net of tax.

C. Dividends of the parent company payable on ordinary shares are only recognized as a liability following approval by the shareholders.

2.14 MINORITY INTERESTS

Minority interests include a proportion of the fair value of identifiable assets and liabilities recognized upon acquisition of a subsidiary that is attributable to third parties, together with the appropriate proportion of subsequent profits and losses.

In the income statement, the minority share in the Group's profit or loss is presented separately from the Group's consolidated result.

2.15 PROVISIONS

Provisions are recognized in the balance sheet when:

- There is a present obligation (legal or constructive) as a result of a past event.
- It is probable that an outflow of resources will be required to settle the obligation.
- A reliable estimate can be made on the amount of the obligation.

A constructive obligation is an obligation that derives from company actions where, by an established pattern of past practice or published policies, the company has indicated that it will accept certain responsibilities and, as a result, the company has created a valid expectation that it will discharge those responsibilities.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date and taking into account the probability of the possible outcome of the event. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditure expected to be required to settle the obligation. The result of the yearly discounting of the provision, if any, is accounted for as a financial result.

The main types of provision are the following:

1. **Provisions for employee benefits** (See Chapter 2.16, Employee benefits).
2. **Environmental obligations**

Environmental provisions are based on legal and constructive obligations from past events, in accordance with the company's published environmental policy and applicable legal requirements. The full amount of the estimated obligation is recognized at the moment the obliging event occurs. When the obligation is production/activity related, the provision is recognized gradually depending on normal usage/production level.

3. **Other Provisions**

Includes provisions for litigation, onerous contracts, warranties, exposure to equity investments and restructuring. A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly before the balance sheet date. Any restructuring provision only includes the direct expenditure arising from the restructuring which is necessarily entailed and is not associated with the ongoing activities of the Company.

2.16 EMPLOYEE BENEFITS

2.16.1. SHORT-TERM EMPLOYEE BENEFITS

These include wages, salaries and social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits, and are taken as an expense in the relevant period. Bonuses are received by all company managers and are based on key target financial indicators. The amount of the bonus is recognized as an expense, based on an estimation made at the balance sheet date.

2.16.2. POST EMPLOYMENT BENEFITS (PENSIONS, MEDICAL CARE)

The company has various pension and medical care schemes in accordance with the conditions and practices of the countries it operates in. The schemes are generally funded through payments to insurance companies or trustee-administered funds.

2.16.2.1. Defined Benefit Plans

The company has accounted for all legal and constructive obligations both under the formal terms of defined benefit plans and under the company's informal practices.

The amount presented in the balance sheet is based on actuarial calculations (using the projected unit credit method) and represents the present value of the defined benefit obligations, adjusted for unrecognized past service costs, and reduced by the fair value of the plan assets.

Unrecognized past service costs result from the introduction of new benefit plans or changes in the benefits payable under an existing plan. The past service costs for which the benefits are not yet vested (the employees must deliver employee services before the benefits are granted) are amortized on a straight-line basis over the average period until the new or amended benefits become vested.

All actuarial gains and losses following changes in the actuarial assumptions of post-employment defined benefit plans are recognized through equity in the period in which they occur and are disclosed in the statement of comprehensive income as post employment benefit reserves.

2.16.2.2. Defined Contribution Plans

The company pays contributions to publicly or privately administered insurance plans. The payments are recognized as expenses as they fall due, and as such are included in personnel costs.

2.16.3. OTHER LONG-TERM EMPLOYEE BENEFITS (JUBILEE PREMIUMS)

These benefits are accrued for their expected costs over the period of employment using an accounting methodology similar to that for defined benefit pension plans. These obligations are in general valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

2.16.4. TERMINATION BENEFITS (PRE-RETIREMENT PLANS, OTHER TERMINATION OBLIGATIONS)

These benefits arise as a result of the company's decision to terminate an employee's employment before the normal retirement date or of an employee's decision to accept voluntary redundancy in exchange for those benefits. When they are reasonably predictable in accordance with the conditions and practices of the countries the company operates in, future obligations are also recognized.

These benefits are accrued for their expected costs over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. In general, these obligations are valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

2.16.5. EQUITY AND EQUITY-RELATED COMPENSATION BENEFITS (SHARE BASED PAYMENTS IFRS 2)

Different stock option and share programs allow company employees and company senior management to acquire or obtain shares of the company. The option or share exercise price equals the market price of the (underlying) shares at the date of the grant. When the options are exercised, shares are delivered to the beneficiaries from existing own shares. In both cases, the equity is increased by the amount of the proceeds received corresponding to the exercise price. For the share programs, shares are delivered to the beneficiaries from existing own shares

The options and shares are typically vested at the moment of the grant and their fair value is recognized as an employee benefit expense with a corresponding increase in equity as share based payment reserves. For the options, the expense to be recognized is calculated by an actuary, using a valuation model which takes into account all features of the stock options, the volatility of the underlying stock and an assumed exercise pattern.

As long as the options granted have not been exercised, their value is reported in the Statement of Changes in Equity as 'share based payments reserve'. The value of the options exercised during the period is transferred to 'retained earnings'

2.16.6. PRESENTATION

The impact of employee benefits on results is booked under operating results in the income statement, except for the interest and discount rate impacts which are classified under financial results.

2.17 FINANCIAL LIABILITIES

All movements in financial liabilities are accounted for at trade date

Borrowings are initially recognized as proceeds received, net of transaction costs. Subsequently they are carried at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on issue. Any differences between cost and redemption value are recognized in the income statement upon redemption.

2.18 TRADE AND OTHER PAYABLES

Trade payables are measured at amortized cost, i.e. at the net present value of the payable amount. Unless the impact of discounting is material, the nominal value is taken.

The negative fair value of derivative financial instruments is included under this heading.

2.19 INCOME TAXES

Taxes on profit or loss of the year include current and deferred tax. Such taxes are calculated in accordance with the tax regulations in effect in each country the company operates in.

Current tax is the expected tax payable on the taxable income of the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable (or receivable) in respect of previous years.

Deferred taxes are calculated using the liability method on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. These taxes are measured using the rate prevailing at the balance sheet date or future applicable tax rates formally announced by the government in the country the Company operates in.

Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are offset and presented net only if they relate to income taxes levied by the same taxation authority on the same taxable entity.

2.20 REVENUE RECOGNITION

2.20.1. GOODS SOLD AND SERVICES RENDERED

Revenue from the sale of goods in transformation activities is recognized when significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of the goods.

Revenue from refining activities and services rendered is recognized by reference to the stage of completion of the transaction when this can be measured reliably.

2.20.2. GOVERNMENT GRANTS

A government grant is accounted for in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants are recognized in the income statement over the period necessary to match them with the costs they are intended to compensate.

2.21 FINANCIAL INSTRUMENTS

The company uses derivative financial and commodity instruments primarily to reduce the exposure to adverse fluctuations in foreign exchange rates, commodity prices, interest rates and other market risks. The company uses mainly spot and forward contracts to cover the metal and currency risk, and swaps to hedge the interest rate risk. The operations carried out on the futures markets are not of a speculative nature.

2.21.1. TRANSACTIONAL RISKS – FAIR VALUE HEDGING

Derivative financial and commodity instruments are used for the protection of the fair value of underlying hedged items (assets, liabilities and firm commitments) and are recognized initially at fair value at trade date.

All derivative financial and commodity instruments are subsequently measured at fair value at the balance sheet date via the "Mark-to-Market" mechanism. All gains and losses are immediately recognized in the income statement - as an operating result, if commodity instruments, and as a financial result in all other cases

The hedged items (physical commitments and commercial inventory, primarily) are valued at fair value when hedge accounting can be documented according to the criteria set out in IAS 39.

In the absence of obtaining fair value hedge accounting at inception as defined under IAS 39, the hedged items are kept at cost and are submitted to the valuation rules applicable to similar non-hedged items, i.e. the recognition at the lower of cost or market (IAS 2) for inventories, or the recognition of provisions for onerous contracts (IAS 37) for physical commitments (see also note 2.22 - IAS 39 impact)

When there is a consistent practice of trading of metals through the use of commodity contracts by a dedicated subsidiary or a CGU of the Group and by which the entity takes delivery of the underlying to sell it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or trading margins, the inventory is valued at fair value through the income statement and the related physical and / or commodity commitments are classified as derivative and measured at fair value through the income statement.

2.21.2. STRUCTURAL RISKS – CASH FLOW HEDGING

Derivative financial and commodity instruments used for the protection of future cash flows are designated as hedges under cash-flow hedge accounting. The effective portion of changes in the fair value of hedging instruments which qualify as cash flow hedges are recognized in the shareholders equity as hedging reserves until the underlying forecasted or committed transactions occur (i.e. affect the income statement). At that time the recognized gains and losses on the hedging instruments are transferred from equity to the income statement.

When a hedging instrument expires, is sold, terminated, or if it is exercised before the underlying forecasted or committed transactions occurred, the profit or loss is maintained in equity until the hedged transactions occur.

If the hedged transactions are no longer probable or the hedges become ineffective, then any gains or losses which were deferred in equity are immediately recognized in the income statement.

In the absence of obtaining cash-flow hedge accounting at inception as defined under IAS 39, then the fair value of the related hedging instruments is recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions (see also note 2.22 - IAS 39 impact)

2.21.3 EMBEDDED DERIVATIVES

Executory contracts (the "host contract") may sometimes contain embedded derivatives. Embedded derivatives cause some or all of the cash flows that would otherwise be expected from the host contract, to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, or other variable. If it is concluded that such a derivative is not closely related to the host contract, it is separated from the host contract and accounted for under the rules of IAS 39 (fair value through profit or loss). The host contract is accounted for using the rules applicable to executory contracts, which effectively means that such a contract is not recognized in the balance sheet or profit and loss before delivery on the contract takes place. (see also note 2.22 - IAS 39 impact)

2.22 NON-RECURRING RESULTS AND IAS 39 EFFECT

Non-recurring results relate primarily to restructuring measures, impairment of assets and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company

IAS 39 effect relates to non-cash timing differences in revenue recognition due to the non-application of or non-possibility of obtaining IAS 39 hedge accounting at inception to

a) transactional hedges, which implies that hedged items can no longer be measured at fair value and must be submitted to the valuation rules applicable to similar non-hedged items, i.e. the recognition at the lower of cost or market (IAS 2) for inventories, or the recognition of provisions for onerous contracts (IAS 37) for physical commitments

b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of equity and this prior to the occurrence of the underlying forecasted or committed transactions

c) Derivatives embedded in executory contracts, which implies that fair value on the embedded derivatives are recognized in the income statement as opposed to the executory component where no fair value measurement is allowed.

Note 8 provides more details on these results.

3. Financial risk management

Each of the Group's activities is exposed to a variety of risks, including changes in metal prices, foreign currency exchange rates, certain market-defined commercial conditions, and interest rates as well as credit and liquidity risks. The Group's overall risk management programme seeks to minimize the adverse effects on the financial performance of the Group by hedging most of these risks through the use of financial and insurance instruments.

3.1 CURRENCY RISK

Umicore's currency risk can be split into three distinct categories: structural, transactional and translational risks

3.1.1. STRUCTURAL RISK

A portion of Umicore's revenues are structurally related to the US dollar (USD), while many of the operations are located outside the USD zone (particularly in Europe and Asia). Any change in the USD exchange rate against the Euro or other currencies which are not pegged to the USD will have an impact on the company's results. The largest portion of this currency exposure derives from USD denominated metals prices, which have an impact on the value of surplus metal recovered from materials supplied for treatment.

Umicore has a policy of hedging forward its structural currency exposure, either in conjunction with the hedging of structural metal price exposure or in isolation, when the currency exchange rates or the metal price expressed in euros are above their historical average and at a level where attractive margins can be secured.

In the absence of any hedging of the non-metal-price-related structural USD exposure and at prevailing exchange rates at the end of 2009, a strengthening of the USD by 1 US cent towards the Euro gives rise to an increase in revenues and operating result of slightly less than EUR 1 million on an annual basis. Conversely, a weakening of the dollar by 1 US cent against the Euro gives rise to a decrease of the same magnitude on an annual basis.

The sensitivity level is a short-term guide and is somewhat theoretical since the exchange rate level often impacts changes in commercial conditions negotiated in USD and elements outside Umicore's control, such as the influence that the dollar exchange rate may have on dollar-denominated metals prices, movements in which have an effect on Umicore's earnings (see Metal Price Risk below). There is also a sensitivity to certain other currencies such as the Brazilian real, the Korean won, the Chinese Yuan and the South African rand.

Structural currency hedging

Umicore has no structural currency hedging in place relating to its non-metal-price-related currency sensitivity except for some specific Euro contracts at Umicore Norway

3.1.2. TRANSACTIONAL RISK

The company is also subject to transactional risks in respect of currencies, i.e. the risk of currency exchange rates fluctuating between the time the price is fixed with a customer or supplier and the time the transaction is settled. The Group's policy is to hedge the transactional risk to the maximum extent possible, primarily through forward contracts.

3.1.3. TRANSLATIONAL RISK

Umicore is an international company and has foreign operations which do not have the Euro as their functional currency. When the results and the balance sheets of these operations are consolidated into Umicore's Group accounts the translated amount is exposed to variations in the value of such local currencies against the Euro, predominantly the USD, the Brazilian real, the Korean won, the Chinese yuan and the South African rand. Umicore principally does not hedge against such risk

3.2 METAL PRICE RISK

Umicore's metal price risk can be split into three distinct categories: structural, transactional and inventory risks

3.2.1. STRUCTURAL RISK

Umicore is exposed to structural metals-related price risks. Those risks relate mainly to the impact that metal prices have on surplus metals recovered from materials supplied for treatment. Umicore has a policy of hedging such metal price exposure if forward metal prices expressed in the functional currency of the concerned businesses are above their historical average and at a level where attractive margins can be secured. The extent to which metal price risk can be hedged depends on the liquidity of the relevant markets.

The Precious Metals Services segment recycles platinum, palladium, rhodium, gold and silver and approximately twelve other base and specialty metals such as indium and selenium. In this segment the short-term sensitivity of revenues and operating profits to metals prices is material. However, given the variability of the raw-material feed over time and the variable duration of the supply contracts negotiated, it is not suitable to provide a fixed sensitivity to any particular metal. In general terms, higher metals prices tend to be earnings enhancing for the Precious Metals Services business. Umicore also has a metal price sensitivity linked primarily to the various recycling and refining operations that operate within its other business segments (Advanced Materials, Precious Metals Products and Catalysts and Zinc Specialties). This sensitivity relates primarily to the recycling / refining throughput of metals in each business – predominantly cobalt, gold, platinum group metals and zinc. In general terms a higher metal price carries short term benefits for the profitability of each business. However, other commercial conditions which are largely independent of the metals price, such as product premiums, are also significant and independent drivers of revenues and profitability. The impact of price changes for the other metals and at other segments is not of particular significance at Group level.

Structural metal price hedging

For some metals quoted on futures markets Umicore hedges part of its forward metal exposure. This hedging is based on documentation demonstrating a high probability of future metal price based cash flows originating from commercial contracts. In prior years Umicore hedged part of its forward metal exposure for 2009 and 2010. In the course of 2009, as a result of increased visibility on future commercial agreements, Umicore extended such hedges to cover part of the price risks **for 2010 and 2011. These contracts relate primarily to recovery of platinum, palladium, gold, silver and zinc.**

3.2.2. TRANSACTIONAL RISK

The Group faces transactional price risks on metals. The majority of its metal-based transactions use global metal market references, like the London Metal Exchange. If the underlying metal price were to be constant, the price Umicore pays for the metal contained in the raw materials purchased would be passed through to the customer as part of the price charged for the product. However, because of the lapse of time between the conversion of purchased raw materials into products and the sale of products, the volatility in the reference metal price creates differences between the price paid for the contained metal and the price received. Accordingly, there is a transactional exposure to any fluctuations in price between the moment raw materials are purchased (i.e., when the metal is "priced in") and the moment the products are sold (i.e., when the metal is "priced out").

The Group's policy is to hedge the transactional risk to the maximum extent possible, primarily through forward contracts.

3.2.3 METAL INVENTORY RISK

The group faces metal price risks on its permanently tied up metal inventories. This risk is related to the market metal price moving below the carrying value of these inventories. Umicore tends not to hedge against this risk

3.3 INTEREST RATE RISK

The Group's exposure to changes in interest rates relates to the Group's financial debt obligations. At the end of December 2009, the Group's gross financial debt stood at EUR 361.9 million. Taking into account the debt instruments subject to fixed interest rates such as Umicore's 8-year bond issued in 2004, the portion of the financial debt subject to floating rate interest at the beginning of 2010 corresponds to 53% of the total gross financial debt.

3.4 CREDIT RISK

Credit risk and concentration of credit risk

Credit risk is the risk of non-payment by any counterparty in relation to sales of goods or metal lease operations. In order to manage its credit exposure, Umicore has determined a credit policy with credit limit requests, approval procedures, continuous monitoring of the credit exposure and dunning procedure in case of delays.

The credit risk resulting from sales is, to a certain extent, covered by credit insurance, letters of credit or similar secure payment means. One global credit insurance contract has been put in place on a world-wide basis. This contract protects the group companies against insolvency, political and commercial risks with an individual deductible per invoice of 5%. The global indemnification cap is set at EUR 20 million per annum.

Umicore has determined that in a certain number of cases where the cost of credit insurance is disproportionate in relation to the risk to be insured or where customer concentration is not compatible with the provisions of the existing credit insurance contracts, no credit coverage will be sought.

It should be noted that some sizeable transactions, such as the sales of precious metals by Precious Metals Services, have a limited credit risk as payment before delivery is a widely accepted practice.

Regarding its risk exposure to financial institutions like banks and brokers, Umicore is also establishing internal credit lines. Specific limits are set, per financial instrument, covering the various risks to which it is exposed when transacting with such counterparties.

3.5 LIQUIDITY RISK

Liquidity risk is addressed by maintaining a sufficient degree of diversification of funding sources. These include committed and uncommitted short-term bilateral bank facilities, a medium-term syndicated bank facility and a commercial paper programme (the maximum amount of which was increased to EUR 300 million in May 2006), in addition to the 8-year EUR 150 million bond issued in 2004.

3.6 CAPITAL RISK MANAGEMENT

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may for example adjust the amount of dividends paid to shareholders, return capital to shareholders, buy back its own shares or issue new shares.

The group monitors its capital structure primarily on the basis of the gearing ratio. The ratio is calculated as net financial debt divided by the sum of net financial debt and total Group equity. Net financial debt is calculated as non-current financial debt plus current financial debt less cash and cash equivalents and loans granted in a non-operating context.

The Group aims to retain the equivalent of an investment-grade credit rating. In this context, the Group's strategy in a normal operating environment is to maintain the gearing ratio at a level under 50%. The Group would consider exceeding this level for a short period in the case of an extraordinary event, such as a major acquisition. The gearing ratios at 31 December 2008 and 2009 were as follows (in EUR million):

	2008	2009
Net financial debt	328.6	161.1
Equity	1,332.4	1,366.7
Total	**1,661.0**	**1,527.8**
Gearing ratio	**19.8%**	**10.1%**

The net financial debt at the end of 2009 was below that at the end of 2008. The gearing is well within the company's accepted limits.

3.7 STRATEGIC AND OPERATIONAL RISKS

Umicore faces certain strategic and operational risks that are not necessarily financial in nature but which have the potential to impact the financial performance of the Group. These include technology risk, supply risk and the risk of product substitution by customers. Please refer to the Risk Management pages of the Corporate Governance section (page 130 to 132) for a description of these risks and an outline of Umicore's general approach to risk management.

4. Critical accounting estimates and judgments

Estimates and judgments used in developing and applying the consolidated entity's financial statements are continually evaluated and are based on historical experience and other factors, including the expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Assumptions and estimates are applied when:

- Assessing the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring provisions for tax, environmental, warranty and litigation risks, product returns, and restructuring,
- Determining inventory write-downs,
- Assessing the extent to which deferred tax assets will be realized,
- Useful lives of Property, Plant and Equipment and Intangible assets excluding goodwill

The critical estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

4.1. IMPAIRMENT OF GOODWILL

The recoverable amount of each cash generating unit is determined as the higher of the asset's fair value less costs to sell and its value in use in accordance with the accounting policy. These calculations require the use of estimates and assumptions such as discount rates, exchange rates, commodity prices future capital requirements and future operating performance. As at 31 December 2009 the carrying amount of the goodwill for the consolidated entity is EUR 93,046 thousand (EUR 92,660 thousand in 2008)-refer Note 14

4.2. REHABILITATION OBLIGATIONS

Provision is made for the anticipated costs of future rehabilitation of industrial sites and surrounding areas to the extent that a legal or constructive obligation exists in accordance with accounting policy 2.15. These provisions include future cost estimates associated with reclamation, plant closures, waste site closures, monitoring, demolition, decontamination, water purification and permanent storage of historical residues. These future cost estimates are discounted to their present value. The calculation of these provision estimates requires assumptions such as application of environmental legislation, plant closure dates, available technologies and engineering cost estimates. A change in any of the assumptions used may have a material impact on the carrying value of rehabilitation provisions. As at 31 December 2009, the carrying amount of rehabilitation provisions is EUR 98,634 thousand (EUR 98,082 thousand in 2008)-refer Note 28.

4.3. DEFINED BENEFIT OBLIGATIONS

An asset or liability in respect of defined benefit plan is recognized on the balance sheet in accordance with accounting policy 2.16. The present value of a defined benefit obligation is dependent upon a number of factors that are determined on an actuarial basis. The consolidated entity determines the appropriate discount rate to be used at the end of each year. The consolidated entity's employee benefit obligations are discussed in more detail in Note 26. At 31 December 2009, a liability with respect to employee benefit obligations of EUR 182,874 thousand was recognized (EUR 162,884 thousand in 2008).

4.4. RECOVERY OF DEFERRED TAX ASSETS

Deferred tax assets are recognized for deductible temporary differences, unused tax losses and fair value reserves entries only if it is probable that future taxable profits (based on Group operational plans) are available to use those temporary differences and losses. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

Other assumptions and estimates are disclosed in the respective notes relevant to the item where the assumptions or estimates were used for measurement.

5. Group companies

Below is a list of the main operating companies included in the consolidated financial statements.

		% interest 2009
Argentina	Umicore Argentina S.A.	100.00
Australia	Umicore Australia Ltd.	100.00
	Umicore Marketing Services Australia Pty Ltd.	100.00
Austria	Oegussa GmbH	91.29
Belgium	Umicore Financial Services (BE 0428.179.081)	100.00
	Umicore Oxyde Belgium (BE 0438.933.809)	100.00
	Umicore Autocatalyst Recycling Belgium N.V. (BE 0466.261.083)	100.00
	Umicore Marketing Services Belgium (BE 0402.964.625)	100.00
	Umicore Abrasives (BE 0881.426.726)	100.00
	Umicore Specialty Materials Brugge (BE 0405.150.984)	100.00
Brazil	Coimpa Industrial Ltda	100.00
	Umicore Brasil Ltda	100.00
Canada	Umicore Canada Inc.	100.00
	Umicore Autocat Canada Corp.	100.00
	Imperial Smelting & Refining Co. of Canada Ltd.	100.00
China	Umicore Hunan Fuhong Zinc Chemicals Co., Ltd.	100.00
	Umicore Marketing Services (Shanghai) Co., Ltd.	100.00
	Umicore Marketing Services (Hong Kong) Ltd.	100.00
	Umicore Shanghai Co., Ltd.	75.00
	Umicore Autocat (China) Co. Ltd.	100.00
	Umicore Technical Materials (Suzhou) Co., Ltd.	100.00
	Umicore Technical Materials (Yangzhong) Co., Ltd.	100.00
	Jiangmen Umicore Changxin New Materials Co., Ltd.	60.00
	Umicore Optical Materials (Kunming) Co., Ltd.	100.00
	Umicore Optical Materials (Yunnan) Co., Ltd.	100.00
	Umicore Jubo Thin Film Products (Beijing) Co., Ltd.	80.00
	Umicore Jewellery Material Processing (Foshan) Co., Ltd.	91.21
France	Umicore France S.A.S.	100.00
	Umicore Climeta S.A.S.	100.00
	Umicore IR Glass S.A.S.	99.98
	Umicore Marketing Services France S.A.S.	100.00
	Umicore Autocat France S.A.S.	100.00
Germany	Umicore AG & Co. KG (*)	100.00
	Umicore Bausysteme GmbH	100.00
	Umicore Metalle & Oberflächen GmbH	100.00
	Allgemeine Gold- und Silberscheideanstalt AG	91.21
	Umicore Galvanotechnik GmbH	91.21
	Umicore Mining Management GmbH	100.00
Hungary	Umicore Building Products Hungary kft.	100.00
Italy	Umicore Building Products Italia s.r.l.	100.00
	Italbras S.p.A.	100.00
Japan	Umicore Japan KK	100.00
Korea	Umicore Korea Ltd.	100.00
	Umicore Marketing Services Korea Co., Ltd.	100.00
Liechtenstein	Umicore Materials AG	100.00
Luxemburg	Umicore Finance Luxembourg	100.00
	Umicore Autocat Luxembourg	100.00
Malaysia	Umicore Malaysia Sdn Bhd	100.00
Netherlands	Schöne Edelmetaal BV	91.21
	Umicore Nederland BV	100.00
Norway	Umicore Norway AS	100.00
Philippines	Umicore Specialty Chemicals Subic Inc.	78.20
Polska	Umicore Marketing Services Polska Sp.z o.o.	100.00
Portugal	Umicore Portugal S.A.	100.00
	Umicore Marketing Services Lusitana Metais Lda	100.00
South Africa	Umicore South Africa (Pty) Ltd.	100.00
	Umicore Autocat South Africa (Pty) Ltd.	55.00
	Umicore Marketing Services Africa (Pty) Ltd.	100.00
	Umicore Catalyst South Africa (Pty) Ltd.	100.00
Spain	Umicore Building Products Iberica S.L.	100.00
Sweden	Umicore Autocat Sweden AB	100.00
Switzerland	Umicore Switzerland Strub	100.00
Taiwan	Umicore Materials Taiwan Co., Ltd.	100.00
United Kingdom	Umicore Coating Services Ltd.	100.00
	Umicore Marketing Services UK Ltd	100.00
USA	Umicore USA Inc.	100.00
	Umicore Autocat USA Inc.	100.00
	Umicore Building Products USA Inc.	100.00
	Umicore Precious Metals NJ LLC	100.00
	Umicore Marketing Services USA Inc.	100.00
	Umicore Optical Materials Inc.	100.00
	Umicore Technical Materials North America	100.00

An exhaustive list of the Group companies with their registered offices will be filed at the Belgian National Bank together with the consolidated financial statements.

(*) As a result of the integration of Umicore AG & Co. KG in the consolidated accounts of Umicore which is compliant with the Section 325 of the German Commercial Code (HGB), this company is exempted from issuing consolidated financial statements according to Article 264b of the German Commercial Code.

6. Foreign currency measurement

For the main currencies applicable within the Group's consolidated entities and investments, the prevailing rates used for translation into the Group's presentation currency (EUR), are as set out below. All subsidiaries, associates and joint-ventures have as functional currency the currency of the country in which they operate, except for Element Six Abrasives (Ireland) where the functional currency is the US dollar.

		Closing rates		Average rates	
		2008	2009	2008	2009
American Dollar	USD	1.39170	1.44060	1.47076	1.39478
UK Pound Sterling	GBP	0.95250	0.88810	0.79628	0.89094
Canadian Dollar	CAD	1.69980	1.51280	1.55942	1.58496
Swiss Franc	CHF	1.48500	1.48360	1.58739	1.51002
Japanese Yen	JPY	126.14000	133.16000	152.45406	130.33660
Brazilian Real	BRL	3.25240	2.50837	2.69829	2.78623
South African Rand	ZAR	13.06670	10.66600	12.05899	11.67366
Chinese Yuan	CNY	9.49560	9.83500	10.22361	9.52771
Korean Won (100)	KRW	18.39130	16.66970	16.06087	17.72904

7. Segment information

PRIMARY SEGMENT INFORMATION 2008 (by business group)

(EUR thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Unallocated	Eliminations	Total
Total segment turnover	**1,000,470**	**3,399,684**	**5,164,159**	**691,232**	**38,228**	**(1,169,745)**	**9,124,028**
of which external turnover	982,891	3,267,167	4,145,270	690,472	38,228	0	9,124,028
of which inter-segment turnover	17,580	132,517	1,018,889	760	0	(1,169,745)	0
Operating result	**47,565**	**75,529**	**181,999**	**32,195**	**(96,388)**	0	**240,900**
Recurring	52,356	88,312	183,730	44,934	(46,700)		322,631
Non-recurring	(3,778)	(11,865)	(3,198)	(15,543)	(49,687)		(84,071)
IAS 39 effect	(1,013)	(918)	1,467	2,804	0		2,340
Equity method companies	**709**	**14,764**	**(0)**	**135**	**(7,375)**		**8,233**
Recurring	18,729	14,800	0	1,656	(3,204)		31,980
Non-recurring	(12,101)	(36)	0	(1,521)	(4,170)		(17,828)
IAS 39 effect	(5,919)	0	(0)	0	(0)		(5,919)
Net financial cost					**(51,952)**		**(51,952)**
Income taxes					(66,903)		(66,903)
Minority interest					(6,168)		(6,168)
Net profit for the year					124,109		124,109
Consolidated total assets	**195,490**	**381,714**	**346,994**	**115,406**	**2,312,157**	**(326,834)**	**3,024,927**
Segment assets	195,490	381,714	346,994	115,406	2,312,157	(326,834)	3,024,927
Investments in associates	111,235	43,900	0	17,060	3,408	0	175,603
Consolidated total liabilities	**195,490**	**381,714**	**346,994**	**115,406**	**2,312,157**	**(326,834)**	**3,024,927**
Capital expenditure	**52,310**	**73,250**	**60,890**	**18,535**	**10,990**	0	**215,976**
Depreciation and amortization	**22,722**	**31,685**	**32,027**	**17,182**	**9,083**	0	**112,700**
Non-cash expenses other than depreciation	**8,425**	**(9,558)**	**(4,100)**	**2,005**	**989**	0	**(2,239)**
Impairment losses/ (Reversal of impairment losses)	**6,837**	**22,072**	**8,247**	**14,673**	**76,006**	0	**127,835**

SECONDARY SEGMENT INFORMATION (by geographical area)

(EUR thousand)

	Europe	of which Belgium	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	5,971,669	842,938	1,157,412	1,205,219	333,437	456,291	9,124,028
Total non current assets	783,718	305,847	107,030	70,322	34,288	6,046	1,001,405
Capital expenditure	149,395	100,472	25,202	17,448	13,714	10,217	215,976

PRIMARY SEGMENT INFORMATION 2009 (by business group)

(EUR thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Unallocated	Eliminations	Total
Total segment turnover	**547,365**	**2,340,313**	**4,178,115**	**517,194**	**17,463**	**(663,026)**	**6,937,425**
of which external turnover	541,447	2,251,235	3,610,666	516,614	17,463	0	6,937,425
of which inter-segment turnover	5,918	89,078	567,449	581	0	(663,026)	0
Operating result	**24,268**	**33,956**	**96,800**	**32,460**	**(37,356)**	**0**	**150,127**
Recurring	16,494	42,183	104,745	26,486	(37,403)	0	152,505
Non-recurring	815	(10,062)	(8,736)	15,946	46	0	(1,991)
IAS 39 effect	6,959	1,834	791	(9,972)	0	0	(387)
Equity method companies	**4,290**	**(9,489)**	**0**	**4,581**	**(8,355)**	**0**	**(8,972)**
Recurring	5,104	(9,512)	0	3,061	(4,754)	0	(6,101)
Non-recurring	(7,353)	23		1,521	(3,601)	0	(9,411)
IAS 39 effect	6,539				1	0	6,540
Net financial cost					(35,913)	0	(35,913)
Income taxes					(20,565)	0	(20,565)
Minority interest					(6,675)	0	(6,675)
Net profit for the year					**78,002**	**0**	**78,002**
Consolidated total assets	**589,065**	**1,087,885**	**576,067**	**415,295**	**454,648**	**(283,350)**	**2,839,611**
Segment assets	487,604	1,046,588	576,067	393,094	453,221	(283,350)	2,673,224
Investments in associates	101,462	41,297	0	22,201	1,428	0	166,387
Consolidated total liabilities	**187,921**	**281,617**	**422,961**	**129,822**	**2,106,001**	**(288,710)**	**2,839,611**
Capital expenditure	**50,953**	**62,620**	**45,732**	**16,758**	**14,410**	**0**	**190,472**
Depreciation and amortization	**20,802**	**34,228**	**36,806**	**17,105**	**7,365**	**0**	**116,306**
Non-cash expenses other than depreciation	**(5,069)**	**15,227**	**9,391**	**14,468**	**1,366**	**0**	**35,383**
Impairment losses/ (Reversal of impairment losses)	**(7,677)**	**(4,229)**	**(2,049)**	**(20,667)**	**1,146**	**0**	**(33,476)**

* mainly impairment losses

SECONDARY SEGMENT INFORMATION (by geographical area)

(EUR thousand)

	Europe	of which Belgium	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	4,973,154	879,771	651,408	840,122	235,549	237,193	**6,937,425**
Total non current assets	794,281	227,975	124,449	88,632	45,474	16,299	**1,069,134**
Capital expenditure	126,150	77,853	24,953	29,189	7,211	2,970	**190,472**

Segment information is presented in respect of the Group's business segments as defined below.

The segment results, assets and liabilities include items directly attributable to the segment as well as those elements that can reasonably be allocated to a segment.

The pricing of inter-segment sales is based on an arm's length transfer pricing system. In the absence of relevant market price references, 'cost plus' mechanisms are used.

BUSINESS SEGMENTS

The Group is organized into the following reporting segments:

Advanced Materials is a transformation segment, based on "other metals" ao cobalt and germanium. It includes the units Cobalt Specialty Materials, Electro-Optic Materials and Thin Film Products. The business group also includes Umicore's shareholding in Element Six Abrasives.

Precious Metals Products and Catalysts is a transformation segment, based on "precious metals". It includes the the units Automotive Catalysts, Jewellery & Electroplating, Technical Materials, and the Platinum Engineered Materials business units. It also contains the Precious Metals Chemistry and Fuel Cells activity of the former Catalyst Technology unit. The activity of the Electronic Materials has been divested in the first half of 2009.

Precious Metals Services is a refining segment, based on "precious metals". It inludes the Precious Metals Refining and the Precious Metals Management business units, as well as the Battery Recycling unit.

Zinc Specialties is a transformation segment based on zinc. It includes Zinc Chemicals and Building Products. The rather small Zinc Battery Materials unit has been integrated in Zinc Chemicals since 2009.

Corporate covers corporate activities as well as some shared services and the central Research, Development & Innovation unit.

This disclosure only refers to continuing operations except for the balance sheet figures. In the secondary segment information, the figures presented as non current assets exclude the amounts for long term inverstments, non-current loans granted, non-current receivables, deferred tax assets and assets for employee benefits as required by IFRS 8. Performance of the segments is reviewed by the chief operating decision maker based on the recurring EBIT / operating result. As illustrated in the table above, the difference between the recurring EBIT / operating result and the operating result as presented in the Income Statement consists in the non-recurring EBIT / operating result and the IAS 39 effect,of which definitions are given in the glossary.

Associate companies are allocated to the business group with the closest fit from a market segment perspective

8. Result from operating activities

	(EUR thousand) 2008	2009
TURNOVER (1)		
Sales	9,014,148	6,839,182
Services	109,880	98,243
Turnover	**9,124,027**	**6,937,425**
OTHER OPERATING INCOME (2)	**102,694**	**73,226**
DEPRECIATION AND IMPAIRMENT RESULT (3)		
Depreciation of fixed assets	(112,700)	(116,306)
Impairment loss on fixed assets	(3,473)	57
Inventory and bad debt provisions	(49,337)	33,158
Depreciation and impairment result	**(165,510)**	**(83,091)**
Other operating expenses (4)		
Services and outsourced refining and production costs	(387,902)	(320,476)
Royalties, licence fees, consulting and commissions	(49,516)	(22,379)
Other operating expenses	(11,365)	(690)
Increase and decrease in provisions	(17,723)	(11,518)
Use of provisions	26,595	26,799
Capital losses on disposal of assets	(1,885)	(4,910)
	(441,796)	**(333,174)**

(1) Services mainly include the revenues from tolling contracts.

(2) Other operating income mainly includes re-invoicing of costs to third parties (EUR 64.8million), gains on disposals of fixed assets (EUR 1.5 million), royalties and license fees (EUR 2.8 million) and operating grants (EUR 3.6 million).

(3) Inventory and bad debt provisions are mainly due to the reversal of impairments done on the permanently tied up metal inventories, primarily in Zinc Specialties and Automotive Catalysts. The IAS 39 impact on inventory and bad debt provisions amounts to EUR 11.3 million in 2009.

(4) R&D expenses for the Group in 2009 amounted to EUR 135.7 million (EUR 166.00 million in 2008), of which EUR 119.5 million originated in the fully consolidated companies (EUR 149.6 million in 2008). EUR 8.9 million of these expenses have been capitalized as intangible assets.

Non-recurring results and IAS 39 impact included in the operating results

(EUR thousand)

	2008				2009			
	Total	Non-recurring	IAS 39 effect	Recurring	Total	Non-recurring	IAS 39 effect	Recurring
Turnover	9,124,028	0	25,431	9,098,597	6,937,425	115	(31,503)	6,968,813
Other operating income	102,694	20,702	449	81,543	73,226	4,842	998	67,386
Operating income	**9,226,722**	**20,702**	**25,880**	**9,180,140**	**7,010,651**	**4,957**	**(30,505)**	**7,036,199**
Raw materials and consumables used	(7,706,468)	(489)	0	(7,705,979)	(5,867,308)	(134)	0	(5,867,174)
Payroll and related benefits	(603,901)	(1,403)	0	(602,498)	(577,441)	(1,944)	0	(575,497)
Depreciation and impairment results	(165,510)	(28,538)	(12,653)	(124,319)	(83,090)	23,854	11,290	(118,234)
Other operating expenses	(441,795)	(3,870)	(10,885)	(427,040)	(333,172)	(29,128)	18,828	(322,872)
Operating expenses	**(8,917,674)**	**(34,300)**	**(23,538)**	**(8,859,836)**	**(6,861,011)**	**(7,352)**	**30,118**	**(6,883,777)**
Income from other financial investments	**(68,149)**	**(70,473)**	**0**	**2,324**	**489**	**405**	**0**	**84**
RESULT FROM OPERATING ACTIVITIES	**240,899**	**(84,071)**	**2,342**	**322,628**	**150,129**	**(1,990)**	**(387)**	**152,506**

Umicore incurred an overall non-recurring operating charge of EUR 2.0 million. These mainly relate to the closure costs of the Cobalt & Specialty Materials plant in Maxton (USA) for EUR 3.8 million, to the EUR 16 million restructuring costs in Automotive Catalysts and Technical Materials (including the closure of the Yangzhong brazing alloys operation in China), to the EUR 9.0 million cost linked to the closure of the commercial and sampling activities un Hanau and Alzenau (Germany) and to the optimisation of the overhead structure in the Hanau support function that leads to restructuring costs for EUR 2.3 million. Reversal of metal impairments on permanent metal inventories amounted to EUR 25.3 million and mainly related to zinc inventories.

Other provisions and impairments are booked for a total positive amount of EUR 3.8 million.

The IAS 39 effect had a negative effect on the operating result of EUR 0.4 million. The impact concerns timing differences imposed by IFRS that relate primarily to transactional and structural metal and currency hedges. All IAS 39 impacts are non-cash in nature.

9. Payroll and related benefits

(EUR thousand)

	Notes	2008	2009
PAYROLL AND RELATED BENEFITS			
Wages, salaries and direct social advantages		(427,225)	**(420,405)**
Employer's social security and defined benefit contributions		(131,924)	**(121,862)**
Other charges for personnel		(24,637)	**(16,966)**
Temporary staff		(12,704)	**(8,158)**
Contribution to defined contribution plan		(7,868)	**(6,575)**
Employer's voluntary contributions (other)		(1,535)	**(1,606)**
Share-based payments		(7,532)	**(2,791)**
Pensions paid directly to beneficiaries		(6,643)	**(5,747)**
Provisions for employee benefits (-increase / + use and reversals)		16,167	**6,668**
		(603,901)	**(577,442)**
AVERAGE HEADCOUNT IN CONSOLIDATED COMPANIES			
Executives and managerial staff		1,692	**1,723**
Non managers		8,276	**7,990**
TOTAL		**9,968**	**9,713**
FAIR VALUES OF THE OPTIONS GRANTED			
Number of stock options granted	27	712,750	**734,875**
Valuation model		**Present Economic Value**	
Assumed volatility (% pa)		30	**30**
Risk-free interest rate (% pa)		4.00	**3.75**
Dividend increase (% pa)		0.10	**0.10**
Rate of pre-vesting forfeiture		NA	**NA**
Rate of post-vesting leaving (%pa)		5.00	**5.00**
Minimum gain threshold (% pa)		50.00	**50.00**
Proportion who exercise given minimum gain achieved (% pa)		30.00	**30.00**
Fair value per granted instrument determined at the grant date (EUR)		**9.15**	**3.08**
Total fair value of the options granted (EUR thousand)		**6,519**	**2,261**
Adjustments fair value older plans			**616**
FAIR VALUES OF THE SHARES GRANTED			
16,900 shares granted at 26.31 EUR		445	
2,500 shares granted at 27.40 EUR		68	
Provisional amount for share based payments		500	**(500)**
29,000 shares granted at 13.05 EUR			**378**
2,500 shares granted at 13.32 EUR			**33**
250 shares granted at 12.81 EUR			**3**
Total fair value of shares granted		**1,013**	**(86)**

The Group recognized a share-based payment expense of EUR 2,791 thousand during the year.

The stock option plan part of this expense is calculated by an external actuary using the Present Economic Value model which takes into account all features of the stock option plans and the volatility of the underlying stock. This volatility has been determined using the historical volatility of the Group shareholders' return over different averaging periods and different terms. No other market condition has been included on the basis of calculation of fair market value.

The exercise periods for the options plans ISOP 2006, 2007 and 2008 have been extended resulting in an additional fair value charge for the period of EUR 616 thousand (see note 27).

The free share part of the expense is valued at the market price of the shares at the grant date. In 2009, shares have been granted to top management resulting in an extra charge of EUR 414 thousand more than compensated by the reversal of the accrued amount the Group took in 2008.

10. Finance cost - net

(EUR thousand)

	2008	2009
Interest income	5,986	5,352
Interest expenses	(37,703)	(18,456)
Discounting of non-current provisions	(12,004)	(13,270)
Foreign exchange gains and losses	(7,367)	(6,574)
Other financial income	4,208	255
Other financial expenses	(5,093)	(3,220)
	(51,952)	**(35,913)**

The net interest charge in 2009 totalled EUR 13,104 thousand. This is down compared to the EUR 31,717 thousand of 2008 as a result of a lower level of indebtedness and lower interest rates (essentially in EUR and USD).

The discounting of non-current provisions relates mainly to employee benefits and, to a lesser extent to environmental provisions. This amount is influenced by the present value of these liabilities, which in turn is influenced by changes in the discount rate, by the cash-out profile and by the recognition of new non-current liabilities. Most of the discounting results in 2009 are booked in Belgium, Germany and France

Foreign exchange results include realized exchange results and the unrealized translation adjustments to monetary items using the closing rate of the period.

They also include fair value gains and losses on other currency financial instruments (see Note 31). Other financial expenses include payment discounts, bank expenses and other financial fees incurred.

11. Income from other financial investments

(EUR thousand)

	2008	2009
Capital gains and losses on disposal of financial investments	4,030	(8)
Dividend income	2,801	220
Interest income from financial assets	46	17
Impairment results on financial investments	(75,026)	260
	(68,149)	**489**

12. Income taxes

(EUR thousand)

	2008	2009
INCOME TAX EXPENSE		
Recognized in the income statement		
Current income tax	(40,850)	(20,493)
Deferred income tax	(26,053)	(71)
Total tax expense	**(66,903)**	**(20,565)**
Relationship between tax expense (income) and accounting profit		
Result from operating activities	240,899	150,127
Financial result	(51,952)	(35,913)
Profit (loss) before income tax of consolidated companies	188,947	114,214
Weighted average theoretical tax rate (%)	(28.11)	(25.88)
Income tax calculated at the weighted average theoretical tax rate	(53,117)	(29,561)
TAX EFFECT OF:		
Expenses not deductible for tax purposes	(18,823)	(9,158)
Income not subjected to tax:	**1,461**	**1,096**
Capital gains	1,461	1,096
Sundry deduction from the taxable base:	**18,246**	**19,365**
Investments	(81)	(82)
Notional interests deduction	31,843	23,433
Other deductions	(13,516)	(3,985)
Tax computed on other basis	1,231	4,453
Changes in deferred tax assets	(4,000)	(13,388)
Utilisation of previously unrecognised tax losses	409	2,215
Tax losses for the period for which no deferred tax is recognised	(1,155)	(268)
Non-creditable foreign withholding taxes	(259)	(1,909)
Previous years adjustments	(7,615)	6,247
Other	(3,281)	343
Tax expense at the effective tax rate for the year	**(66,903)**	**(20,565)**

Expenses not deductible for tax purposes have decreased in 2009 compared to 2008 that was impacted with the important non tax deductible impairment of the Nyrstar participation.

Notional interest deduction (NID) have decreased due to a reduction of the result of the NID's companies The negative impact of deferred tax assets is due to an adjustment of the valuation allowance on deferred tax assets by Umicore Belgium.

Previous years adjustments are mainly due to the positive impact linked to the change of dividend exemption legislation in Belgium (Cobelfret case).

Excluding the impact of non-recurring items and of the IAS 39 effect, the recurring effective tax rate for 2009 is 20.7 % compared to 27.0 % in 2008.

The amount of the benefit from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that is used to reduce deferred tax expense amounts to EUR 244 thousand.

13. Intangible assets other than goodwill

(EUR thousand)

	Development expenses capitalised	Concessions, patents, licences, etc.	Software	CO2 emission rights	Other intangible assets	Total
At the beginning of previous year						
Gross value		8,335	64,413	759	7,876	81,383
Accumulated amortization		(7,209)	(50,581)	(755)	(5,079)	(63,624)
Net book value at the beginning of previous year		**1,126**	**13,831**	**3**	**2,797**	**17,757**
. additions		28	2,447	0	8,718	11,193
. disposals		123	42	(3)	(5)	157
. amortization charged (included in "Depreciation and impairments")		(714)	(6,519)		(46)	(7,279)
. impairment losses recognized (included in "Depreciation and impairments")		0	(42)	(1,611)	0	(1,652)
. emission rights allowances				6,305		6,305
. translation differences		1	(191)	0	(18)	(208)
. other movements		1	5,191	0	(1,047)	4,144
At the end of previous year		**565**	**14,759**	**4,694**	**10,399**	**30,417**
Gross value		2,606	70,608	6,305	15,508	95,028
Accumulated amortization		(2,042)	(55,850)	(1,611)	(5,109)	(64,612)
Net book value at the end of previous year	**0**	**564**	**14,759**	**4,694**	**10,399**	**30,417**
. additions	8,864	17	1,287	0	10,599	20,767
. disposals		0	(65)	0	(267)	(332)
. amortization charged (included in "Depreciation and impairments")		(370)	(5,979)		(293)	(6,642)
. impairment losses recognized (included in "Depreciation and impairments")		0	(103)	0	0	(103)
. reversal of impairment losses (included in "Depreciation and impairments")		0	0	370	0	370
. emission rights allowances				(585)		(585)
. translation differences	(7)	1	248	0	(33)	208
. other movements		616	8,096	0	(6,895)	1,816
At the end of the year	**8,857**	**826**	**18,243**	**4,479**	**13,509**	**45,914**
Gross value	8,857	11,126	80,449	4,479	18,806	123,717
Accumulated amortization		(10,300)	(62,206)	0	(5,298)	(77,804)
NET BOOK VALUE	**8,857**	**826**	**18,243**	**4,479**	**13,509**	**45,914**

"Additions" are mainly explained by capitalized expenses in new information systems and internally generated development costs. EUR 11,639 thousand are linked to own productions, of which EUR 8.9 million are development costs and EUR 2.7 are information systems projects . As most of these information system projects are not yet finalized, they are reported as intangible assets in progress, included in "Other intangible assets".

Within the framework of the Kyoto protocol, a second emission trading period started, covering 2008-2012. Therefore the Flemish Government granted emission rights to the Flemish sites of certain companies, including Umicore. Each year, at the end of February, one fifth of these emission rights is put on an official registry account. The release of emission rights to this registry account entails the capitalization in the intangible assets, which is in line with the guidance of the Belgian Accounting Standards Commission. Umicore owns the required rights to ensure its normal operating activities.

There are no pledges on, or restrictions to, the title on intangible assets, other than disclosed in note 33.

14. Goodwill

(EUR thousand)

	31/12/08	31/12/09
At the end of the previous year		
Gross value	94,510	94,458
Accumulated impairment losses		(1,798)
NET BOOK VALUE OF THE PREVIOUS YEAR	**94,510**	**92,660**
. acquisitions through business combinations	2,165	0
. adjustment from subsequent identification of fair value of assets and liabilities	(1,404)	(218)
. impairment losses (included in "Depreciation and impairment results")	(1,798)	(704)
. translation differences	(813)	1,702
. other movements		(395)
At the end of the year	**92,660**	**93,046**
Gross value	94,458	95,548
Accumulated impairment losses	(1,798)	(2,502)
NET BOOK VALUE	**92,660**	**93,046**

This table includes goodwill related to fully consolidated companies only, while goodwill relating to companies accounted for by the equity method is detailed in note 16.

The change of the period mainly relates to adjustments from subsequent fair value exercise in Anandeya (India) and to the impairment of the goodwill on Umicore Technical Materials Yangzhong.

The goodwill has been allocated to the primary segments as follows:

(EUR thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metal Services	Zinc Specialties	Total
31/12/08	24,370	45,693	9,844	12,752	92,660
31/12/09	24,264	45,174	9,844	13,763	93,046

Management tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2. The recoverable amounts of cash-generating units to which goodwill is allocated have been determined based on value-in-use calculations by means of discounted cash-flow modeling on the basis of the Group's operational plans. The weighted average cost of capital which is used as discounting factor is adjusted to the situation of each business segment and is at least 9% pre-tax based.

15. Property, plant and equipment

(EUR thousand)

	Land and buildings	Plant, machinery and equipment	Furniture and vehicles	Other tangible assets	Construction in progress and advance payments	Total
At the beginning of previous year						
Gross value	479,095	1,113,194	157,553	17,267	77,444	1,844,553
Accumulated amortization	(263,242)	(826,260)	(117,282)	(15,082)		(1,221,866)
Net book value at the beginning of previous year	**215,852**	**286,934**	**40,270**	**2,184**	**77,444**	**622,684**
. acquisitions through business combinations	1,580	850	10	0	0	2,440
. additions	11,386	39,633	9,760	344	143,660	204,783
. disposals	268	(1,430)	(701)	(23)	(579)	(2,465)
. depreciations (included in "Depreciation and impairments")	(19,103)	(74,138)	(12,352)	(496)		(106,089)
. impairment losses recognized (included in "Depreciation and impairments")	(53)	(31)	(101)	0		(185)
. reversal of impairment loss (included in "Depreciation and impairments")	20	43	37	0		100
. translation differences	(2,273)	(3,952)	(318)	18	(3,285)	(9,810)
. other movements	24,771	70,885	7,108	(801)	(104,227)	(2,264)
At the end of previous year	**232,448**	**318,792**	**43,715**	**1,225**	**113,013**	**709,194**
Gross value	510,782	1,154,805	164,760	15,277	113,013	1,958,638
Accumulated amortization	(278,334)	(836,013)	(121,045)	(14,051)		(1,249,444)
Net book value at the end of previous year	**232,448**	**318,792**	**43,715**	**1,226**	**113,013**	**709,194**
. additions	34,568	65,257	12,230	106	57,544	169,705
. disposals	(10,512)	(7,481)	(965)	64	(80)	(18,973)
. depreciations (included in "Depreciation and impairments")	(20,230)	(76,709)	(12,631)	(353)		(109,922)
. impairment losses recognized (included in "Depreciation and impairments")	(1,616)	(3,479)	(233)	(26)		(5,354)
. reversal of impairment loss (included in "Depreciation and impairments")	5,708	140	0	0		5,848
. translation differences	2,541	5,200	1,086	82	2,682	11,591
. other movements	30,162	48,318	6,307	1,033	(84,117)	1,702
At the end of the financial year	**273,070**	**350,037**	**49,509**	**2,132**	**89,042**	**763,790**
of which leasing :	3,483	346	116			3,944
Gross value	571,987	1,241,981	172,472	16,786	89,042	2,092,268
Accumulated amortization	(298,918)	(891,944)	(122,963)	(14,654)		(1,328,479)
NET BOOK VALUE	**273,070**	**350,037**	**49,509**	**2,132**	**89,042**	**763,790**
Leasing						
Gross value	4,136	589	291			5,016
Accumulated amortization	(653)	(244)	(176)			(1,072)
NET BOOK VALUE	**3,483**	**346**	**116**	**0**	**0**	**3,944**

Management determines the estimated useful lives and related depreciation charges for property, plant and equipment. Management uses standard estimates based on a combination of physical durability and projected product life or industry life cycles. These useful lives could change significantly as a result of technical innovations, market developments or competitor actions. Management will increase the depreciation charge where useful lives are shorter than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

The key non-maintenance related additions to property, plant and equipment took place in Korea and China (add capabilities and capacity for rechargeable battery material), in Quapaw, USA (construction of the substrat plant) and in Hanau, Germany (automotive catalyst tesing and technology infrastructure). In China, a new jewellery products and recycling facility was inaugurated. At Precious Metals Refining, investments were made to further upgrade the Hoboken plant.

The line 'other movements' mainly includes the amounts of PPE transferred to the intangible assets.

There are no pledges on, or restrictions to, the title on property, plant and equipment, other than disclosed in note 33.

16. Investments accounted for using the equity method

The investments in companies accounted for using the equity method are composed mainly by the following associates and joint ventures :

	Measurement currency	Percentage 2008	Percentage 2009
ASSOCIATES			
Ganzhou Yi Hao Umicore Industries	CNY	40.00	40.00
IEQSA	PEN	40.00	40.00
Element Six Abrasives	USD	40.22	40.22
Jiangmen Chancsun Umicore Industry Co.,LTD	CNY	40.00	40.00
Todini	EUR	40.00	40.00
JOINT VENTURES			
ICT Japan	JPY	50.00	50.00
ICT USA	USD	50.00	50.00
Ordeg	KRW	50.00	50.00
Rezinal	EUR	50.00	50.00
SolviCore GmbH & Co KG	EUR	50.00	50.00
SolviCore Management GmbH	EUR	50.00	50.00
Hycore	NOK	51.00	51.00

(EUR thousand)

	Net book value	Goodwill	TOTAL
At the end of previous year	124,239	44,896	169,135
. profit for the year	(8,973)		(8,973)
. dividends	(4,343)		(4,343)
. capital increase	5,438		5,438
. change in other reserves	1,594		1,594
. translation differences	3,469	67	3,536
At the end of the year	121,423	44,964	166,387
Of which joint ventures	46,464	355	46,819

Umicore's share in the aggregated balance sheet and profit and loss items of the associates would have been as follows:

(EUR thousand)

	31/12/08	31/12/09
Assets	222,759	209,684
Liabilities	134,066	117,021
Turnover	248,320	164,358
Net result	1,382	5,305

Umicore's share in the aggregated balance sheet items of the joint ventures would have been as follows:

(EUR thousand)

	31/12/08	31/12/09
Current assets	138,853	122,116
Non-current assets	20,516	16,154
Current liabilities	104,307	80,261
Non-current liabilities	941	10,617

Umicore's share in the aggregated profit and loss items of the joint ventures would have been as follows:

(EUR thousand)

	31/12/08	31/12/09
Operating result	11,002	(17,672)
Financial result	(534)	(1,104)
Tax	(3,471)	(1,729)
Net result Group	6,996	(14,311)

In 2009, a capital increase for EUR 5 million was made in the Solvicore GmbH joint-venture.

The result includes the impairment of the pilot plant in Hycore., Norway. Indeed, after the finalisation of feasibility for the Hycore solar-grade silicon pilot plant, it was decided to put the research project on hold.

The Group has not acquired additional associates and joint ventures during the 2009 financial year.

17. Available-for-sale financial assets and loans granted

(EUR thousand)

		Availale-for-sale financial assets	Loans granted
NON-CURRENT FINANCIAL ASSETS			
At the beginning of previous year		**108,230**	**2,651**
. increase		1,414	253
. decrease		(6)	(153)
. impairment losses (included in "Income from other financial instruments")		(75,773)	(340)
. reversals of impairment losses (included in "Income from other financial instruments")		958	
. translation differences		(13)	(51)
. fair value recognized in equity		1,067	
. fair value derecognized out of equity		(9,856)	
. other movements		18	174
At the end of previous year		**26,040**	**2,533**
. increase	(A)	5,150	6,638
. decrease	(B)	(6,977)	(32)
. impairment losses (included in "Income from other financial instruments")		(127)	(53)
. reversals of impairment losses (included in "Income from other financial instruments")		405	
. translation differences		33	(10)
. fair value recognized in equity	(C)	33,401	
. other movements		(15)	(621)
At the end of the financial year		57,910	8,454
CURRENT FINANCIAL ASSETS			
At the end of the preceding financial year		**46**	**2,190**
. increase		0	4,920
. decrease		(9)	(9)
. reversal of write-downs (included in "Income from other financial instruments")		36	0
. translation differences		(1)	(230)
. Other		16	(13)
At the end of the financial year		**88**	**6,859**

(a) is mainly related to the investment in the Nyrstar's bond and to the loan granted to Hycore.

(b) is related to Duksan.

(c) is mainly related to the fair value adjustment on the Nyrstar's shares.

Loans granted are mainly floating interest rate loans to associates and non-consolidated affiliates. Their fair value can hence be considered as equal to their nominal value.

The current loans granted include margin calls for EUR 6.8 million (EUR 2.2 million in 2008) held mainly by Umicore Precious Metals NJ (USA). The main movements under the current loans are linked to the increase of those margin calls.

Margin calls have a fair value equivalent to their nominal value as they are calculated at normal market conditions.

18. Inventories

(EUR thousand)

	31/12/08	31/12/09
Analysis of inventories		
Base product with metal hedging - gross value	748,906	707,795
Base product without metal hedging - gross value	148,179	121,636
Consumables - gross value	76,551	65,359
Write-downs	(81,671)	(41,331)
Advances paid	6,329	5,485
Contracts in progress	239	639
Total inventories	**898,534**	**859,582**

Inventories have decreased by EUR 38.9 million, mainly caused by lower inventories of various metals which compensates for the increased prices compared to last year. In line with the increasing metal prices, reversal of impairments were made to the permanently tied up metal inventories, primarily in Zinc Specialties and Automotive Catalysts. The IAS 39 effect related to mark-to-market accruals on physical metal inventories which were classified under Trade and Other Receivables – Deferred charges and accrued income in 2008 is since 2009 classified under inventories.

Based on metal prices and currency exchange rates prevailing at the closing date, the value of metal inventory would be about EUR 717 million higher than the current book value. However, most of these inventories cannot be realized as they are tied up in manufacturing and commercial operations.

There are no pledges on, or restrictions to, the title on inventories.

19. Trade and other receivables

(EUR thousand)

	Notes	31/12/08	31/12/09
NON CURRENT			
Cash guarantees and deposits		3,255	3,499
Other receivables maturing > 1 year		7,239	8,076
Assets employee benefits		855	375
Total		**11,349**	**11,950**
CURRENT			
Trade receivables (at cost)		488,343	465,096
Trade receivables (write down)		(15,965)	(21,554)
Other receivables (at cost)		88,185	69,743
Other receivables (write down)		(9,192)	(9,370)
Interest receivable		845	615
Fair value receivable financial instruments held for cash-flow hedging	31	62,200	6,388
Fair value receivable other financial instruments	31	32,720	7,508
Deferred charges and accrued income		61,007	4,867
Total		**708,143**	**523,292**

(EUR thousand)

	Total	Not due	overdue between 0-30 days	30-60 days	60-90 days	>90 days
AGEING BALANCE ANALYSIS AT THE END OF PREVIOUS YEAR						
Trade receivables (not including doubtful receivables) - at cost	472,229	341,301	91,830	20,513	11,027	7,558
Other receivables - at cost	88,185	75,416	589	227	34	11,920
AGEING BALANCE ANALYSIS AT THE END OF YEAR						
Trade receivables (not including doubtful receivables) - at cost	443,039	346,259	68,673	9,644	2,096	16,368
Other receivables - at cost	69,743	60,435	6,257	206	68	2,777

Current trade receivables have decreased by EUR 184.9 million. This is mainly due because of lower mark-to-market accruals on open financial instruments. The IAS 39 effect related to mark-to-market accruals on physical metal inventories which were classified under Trade and Other Receivables – Deferred charges and accrued income in 2008 is since 2009 classified under inventories. The decrease of the trade receivables in particular is mainly due to reduced business activity all over the year and tight working capital management tempered somewhat by increasing metal prices.

Other non-current receivables include an amount of EUR 6,545 thousand related to «reimbursement rights" linked to medical plan liabilities that Umicore France took over from Nyrstar France in 2007 and which Nyrstar France will compensate over the lifetime of these liabilities (see also note 26 on Employee Benefits).

By default, all units use credit insurance as a means to mitigate the credit risk related to trade receivables. EUR 258.3 million, of the group trade receivables are covered by insured credit limits. The indemnification in case of non payment amounts to 95% with an annual maximum limit of EUR 20 million.

Some specific units operate without credit insurance but set credit limits based on financial information and business knowledge, which are duly approved by management. Limited write downs were necessary due to customers bankruptcies.

Credit risk - trade receivables

(EUR thousand)

	Trade receivables (write-down)	Other receivables (write-down)	TOTAL
AT THE BEGINNING OF PREVIOUS YEAR	(11,520)	(8,063)	(19,584)
. Impairment losses recognized in P&L	(6,796)	(1,116)	(7,913)
. Reversal of impairment losses	874	23	896
. Impairment netted with asset carrying amount	1,350	0	1,350
. Translation differences	125	(35)	90
At the end of previous year	**(15,968)**	**(9,192)**	**(25,160)**
AT THE BEGINNING OF THE FINANCIAL YEAR	(15,968)	(9,192)	(25,160)
. Impairment losses recognized in the P&L	(9,691)	(298)	(9,989)
. Reversal of impairment losses	5,358	33	5,391
. Other movements	(369)	61	(308)
. Translation differences	(884)	25	(859)
At the end of the financial year	**(21,553)**	**(9,369)**	**(30,925)**

20. Deferred tax assets and liabilities

(EUR thousand)

	31/12/2008	31/12/2009
Tax assets and liabilities		
Income tax receivables	30,624	7,988
Deferred tax assets	89,118	96,102
Income tax payable	(37,406)	(29,138)
Deferred tax liabilities	(49,855)	(31,381)

	Assets		Liabilities		Net	
	2008	2009	2008	2009	2008	2009
At the end of preceding financial year	**119,472**	**89,118**	**(37,566)**	**(49,855)**	**81,906**	**39,263**
Deferred tax recognized in the P&L	(20,680)	(8,417)	(5,372)	8,349	(26,053)	(68)
Deferred tax recognized in equity	(5,667)	14,704	(6,702)	8,117	(12,369)	22,820
Acquisitions through business combination	0	0	(637)	0	(637)	0
Change in scope	0	0	0	0	0	0
Translation adjustments	(3,291)	2,996	(282)	(181)	(3,573)	2,815
Transfer	(732)	(2,189)	733	2,189	1	0
Other movements	16	(110)	(29)	0	(13)	(110)
At the end of financial year	**89,118**	**96,101**	**(49,855)**	**(31,381)**	**39,263**	**64,721**
Deferred tax in respect of each type of temporary difference						
Intangible assets & equity transaction expenses	1,282	1,719	(1,020)	(2,749)	262	(1,030)
Goodwill on fully consolidated companies	61	114	(1,999)	(1,803)	(1,938)	(1,689)
Property, plant and equipment	7,871	9,291	(20,877)	(21,775)	(13,006)	(12,484)
Investments accounted for using the equity method	0	129	(61)	(93)	(61)	36
Long term receivables	146	200	(2,650)	(2,381)	(2,504)	(2,181)
Inventories	11,595	28,275	(29,740)	(35,846)	(18,145)	(7,571)
Trade and other receivables	6,208	3,824	(33,909)	(2,542)	(27,701)	1,282
Group Shareholder's equity	0	334	(5,850)	(6,244)	(5,850)	(5,910)
Long Term Financial Debt and other payable	1,648	1,437	0	(26)	1,648	1,411
Provisions Employee Benefits	33,756	40,530	(285)	(390)	33,471	40,140
Provisions for Environment	2,294	1,689	(14,789)	(7,827)	(12,495)	(6,138)
Provisions for other liabilities and charges	25,039	24,587	(1,371)	(1,374)	23,668	23,213
Current Financial Debt	196	200	0	0	196	200
Current Provisions for Environment	14,859	7,919	0	(3)	14,859	7,916
Current Provisions for Other Liabilities & Charges	6,943	3,271	(309)	(52)	6,634	3,219
Trade and other payables	7,656	14,578	(989)	(3,976)	6,667	10,602
Total deferred tax due to temporary differences	**119,554**	**138,097**	**(113,849)**	**(87,081)**	**5,705**	**51,016**
Tax losses to carry forward	71,419	75,626	0		71,419	75,626
Investments deductions	1,497	4,015			1,497	4,015
Notional interest carried forward	0	10,796			0	10,796
Exempted dividends carried forward	1,458	64,679			1,458	64,679
Other	3,417	5,862			3,417	5,862
Deferred tax assets not recognized	**(44,234)**	**(147,273)**			**(44,234)**	**(147,273)**
Total tax assets/liabilities	**153,111**	**151,802**	**(113,849)**	**(87,081)**	**39,262**	**64,721**
Compensation of assets and liabilities within same entity	(63,993)	(55,700)	63,993	55,700		
Net amount	**89,118**	**96,102**	**(49,855)**	**(31,381)**	**39,262**	**64,721**

	base	base	tax	tax
Amount of deductible temporary differences, unused tax losses or tax credits for which no deferred tax asset is recognized in the balance sheet	0	0		
expiration date with no time limit	132,512	443,747	44,234	147,273

The changes of the period in temporary differences are charged in the income statement except those arising from events that were recognized directly in equity.

The main movements in deferred tax recognized directly in equity affect the lines "Trade and other receivables" (positive by EUR 17,140 thousand), "Trade and other payables" (positive by EUR 191 thousand) and "Provisions for employee benefits" (positive by EUR 4,603 thousand).

Deferred tax assets are only recognized to the extent that their utilization is probable, i.e. if a tax benefit is expected in future periods. The Group assess a recoverability in a range of 5 to 10 years.

Unrecognized deferred tax assets of EUR 147,273 thousand mainly arise from tax losses (EUR 60,557 thousand), temporary differences on property plant and equipment (EUR 6,255 thousand), notional interests carried forward (EUR 10,794 thousand) and exempted dividends carried forward (EUR 64,680 thousand).

The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

21. Cash and cash equivalents

(EUR thousand)

	31/12/08	31/12/09
Cash and cash equivalents		
Short-term investments : bank term deposits	133,591	**44,766**
Short-term investments : term deposits (other)	2,019	**3,993**
Cash-in-hands and bank current accounts	119,337	**136,574**
Total cash and cash equivalents	**254,947**	**185,333**
Bank overdrafts	**6,568**	**4,985**
(included in current financial debt in the balance sheet)		
Net cash as in Cash Flow Statement	**248,380**	**180,348**

All cash and cash equivalents are fully available for the Group.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Due to the dynamic nature of the underlying businesses, the group maintains flexibility in funding by maintaining availability under committed credit lines.

Excess liquidities are invested for very short periods and are spread over a limited number of relationship banks. These institutions are essentially banks enjoying a satisfactory credit rating.

22. Currency translation differences and other reserves

The detail of the Group's share in currency translation differences and other reserves is as follows:

(EUR thousand)

	Available-for-sale financial assets reserves	Cash flow hedge reserves	Deferred taxes directly recognized in equity	Post-employment benefit reserves	Share-based payment reserves	Currency translation differences	TOTAL
Balance at the beginning of previous year	**9,879**	**10,088**	**5,381**	**(41,671)**	**16,778**	**(109,518)**	**(109,063)**
Gains and losses recognized in equity	1,067	61,056	(18,373)	885	7,532		52,168
Gains and losses derecognized in equity	(9,856)	(17,849)	3,954	(1,249)			(25,000)
Transfer from/to retained earnings					(3,056)		(3,056)
Exchange differences	(22)	(3,363)	1,114	(1,077)		(30,748)	(34,096)
Balance at the end of previous year	**1,068**	**49,933**	**(7,924)**	**(43,112)**	**21,254**	**(140,266)**	**(119,048)**
Balance at the beginning of the year	**1,068**	**49,933**	**(7,924)**	**(43,112)**	**21,254**	**(140,266)**	**(119,048)**
Gains and losses recognized in equity	33,401	(28,722)	13,332	(12,434)	2,791		8,369
Gains and losses derecognized in equity	0	(30,467)	9,351	(206)	0		(21,322)
Change in scope	0	12	(2)	(5)	0	0	5
Exchange differences	0	3,088	(1,009)	473	0	33,090	35,643
Balance at the end of the year	**34,468**	**(6,155)**	**13,749**	**(55,284)**	**24,045**	**(107,176)**	**(96,354)**

Gains and losses recognized in equity on available-for-sale financial assets relate to the fair value adjustments of the period on the Nyrstar shares (refer to note 17 on available-for sale financial assets).

The net losses recognized in equity regarding cash flow hedges (EUR 28,722 thousand) are the changes in fair value of new cash flow hedging instruments or existing ones at the opening but which have not yet expired at year end. The net gains derecognized from equity (EUR 30,467 thousand) are the fair values of the cash-flow hedging instruments existing at the opening which expired during the year of which EUR 12.7 million went through the income statement.

New net actuarial losses on the defined post-employment benefit plans, have been recognized in equity for EUR 12,434 thousand.

The 2009 shares and stock option plans have led to a share-based payment reserve increase of EUR 2,791 thousand (refer to note 9 on employee benefits).

The change in currency translation differences is mainly due to the strengthening of the ZAR, CAD and BRL compared to the EUR currency.

23. Financial debt

(EUR thousand)

	Bank loans	Other loans	Total
NON-CURRENT			
At the beginning of previous year	24,157	157,045	**181,201**
. Acquisitions through business combinations	0	1,260	1,260
. Increase	235,000	9,022	244,022
. Decrease	(960)	(2,124)	(3,084)
. Translation differences	(76)	(793)	(868)
. Transfers	0	(28)	(28)
. Other movements	0	0	0
At the end of previous year	258,123	164,382	**422,505**
. Increase	0	(1,516)	(1,516)
. Decrease	(236,106)	(866)	(236,972)
. Translation differences	(163)	996	834
. Transfers	(1,343)	(7,735)	(9,078)
At the end of the financial year	20,511	155,261	**175,772**

	Bank loans	Other loans	Total
CURRENT PORTION OF LONG-TERM FINANCIAL DEBTS			
At the end of the preceding financial year	530	1,045	**1,574**
. Increase / decrease	0	21	21
At the end of the financial year	530	1,066	**1,596**

	Short term bank loans	Bank overdrafts	Short term loan : commercial paper	Other loans	Total
CURRENT					
At the end of the preceding financial year	66,708	6,568	83,679	7,312	**164,266**
. Increase / decrease (including CTD's)	(12,838)	(1,583)	24,023	10,638	20,240
At the end of the financial year	53,870	4,985	107,702	17,950	**184,507**

The net financial debt of the group has decreased by EUR 167.5 million mainly as a result of the reduction of the working capital.

The fair value of the EUR 150 million 8-year bond which was issued in 2004 was EUR 151.0 million as at 31 December 2009, based on the bond value as quoted on Euronext at that date. The effective interest rate for this bond is 4.875% which is equal to the fixed interest rate.

The long-term bank loans consist of a EUR 20 million bank loan maturing in 2013 bearing an interest of 5.36% per annum. Its fair value was EUR 22.13 million on 31 December 2009.

There were no outstanding advances under the EUR 450 million Syndicated Bank Credit Facility maturing in 2013 on 31 December 2009.

The repricing dates of the short term bank loans are very short term and are made at the convenience of the treasury department at market conditions as part of its daily management of treasury operations

Part of the non-current financial debt is subjected to standard financial covenants included in the loan agreements.

Umicore has not faced any breach of covenants or loan defaults in 2009 or in previous years. The debt covenant monitoring is the responsibility of the Group treasury department. In order to monitor this activity, compliance certificates are issued twice a year by the treasury department and sent to the agent bank. This methodology is a loan agreement condition and requirement as the interest margin is based on the net debt to EBITDA ratio.

(EUR thousand)

	EUR Euro	USD US Dollar	Other currencies	Total
Analysis of long term debts by currencies (including current portion)				
Long-term bank loans	21,040	0	0	21,040
Other long-term loans	156,327	0	0	156,327
Non-current financial debts	177,367	**0**	**0**	**177,367**

24. Trade debt and other payables

(EUR thousand)

	Notes	31/12/08	31/12/09
NON-CURRENT			
Long-term trade payables		74	74
Other long-term debts		937	1,230
Investment grants and deferred income from grants		4,637	4,220
		5,649	**5,524**
CURRENT			
Trade payables		402,736	441,376
Advances received on contracts in progress		7,307	12,075
Tax payable (other than income tax)		9,609	12,407
Payroll and related charges		117,492	93,433
Other amounts payable		28,811	13,212
Dividends payable		6,245	5,660
Accrued interest payable		8,625	6,272
Fair value payable financial instrument held for cash flow hedging	31	11,778	12,473
Fair value payable other financial instruments	31	14,199	22,942
Accrued charges and deferred income		64,906	56,643
		671,708	**676,493**

Trade debt and other payables increased with EUR 4.8 million.

The increase of trade payables is mainly due to increasing metal prices, tight working capital management which more than compensate the impact of a reduced overall activity.

25. Liquidity of the financial liabilities

(EUR thousand)

	Earliest contractual maturity (undiscounted)					
	< 1 Month	**1 to 3 Months**	**3 Months - 1 Year**	**1 to 5 Years**	**> 5 years**	**TOTAL**
Previous						
Financial debt						
CURRENT						
Short term bank loans	38,487	14,891	13,330			66,708
Bank overdrafts	1,073	0	5,495			6,568
Short-term loan: commercial paper	83,679	0	0			83,679
Other loans	7,144	0	167			7,312
Current portion of long-term bank loans	2	130	397			530
Current portion of other long-term loans	34	78	933			1,045
NON-CURRENT						
Bank loans				258,122	0	258,122
Other loans				162,051	2,331	164,382
Trade and other payables						
CURRENT						
Trade payables	264,142	136,696	1,898			402,736
Advances received on contracts in progress	344	110	6,853			7,307
Tax payable (other than income tax)	9,371	236	0			9,609
Payroll and related charges	39,157	66,735	11,601			117,492
Other amounts payable	14,814	3,696	10,302			28,811
Dividends payable	6,245	0	0			6,245
Accrued interest payable, third parties	2,044	6,372	210			8,625
Fair value payable financial instrument held for cash flow hedging	493	779	10,506			11,778
Fair value payable other financial instruments	10,650	(960)	4,508			14,199
Accrued charges and deferred income	41,531	9,611	13,763			64,906
NON-CURRENT						
Long-term trade payables				0	74	74
Other long-term debts				992	(55)	937
Investment grants and deferred income from grants				572	4,065	4,637

(EUR thousand)

	Earliest contractual maturity (undiscounted)					
	< 1 Month	1 to 3 Months	3 Months - 1 Year	1 to 5 Years	> 5 years	TOTAL
Previous financial year						
Financial debt						
CURRENT						
Short term bank loans	42,359	7,710	3,800			53,870
Bank overdrafts	2,120	0	2,864			4,985
Short-term loan: commercial paper	107,702	0	0			107,702
Other loans	7,903	915	9,132			17,950
Current portion of long-term bank loans	2	130	397			530
Current portion of other long-term loans	39	114	913			1,066
NON-CURRENT						
Bank loans				20,510	0	20,510
Other loans				153,354	1,907	155,261
Trade and other payables						
CURRENT						
Trade payables	266,722	137,828	36,826			441,376
Advances received on contracts in progress	3,374	5	8,696			12,075
Tax payable (other than income tax)	11,425	982	0			12,407
Payroll and related charges	36,330	44,834	12,269			93,433
Other amounts payable	4,416	2,337	6,458			13,212
Dividends payable	5,660	0	0			5,660
Accrued interest payable, third parties	(67)	6,339	0			6,272
Fair value payable financial instrument held for cash flow hedging	141	1,122	11,210			12,473
Fair value payable other financial instruments	6,790	14,205	1,947			22,942
Accrued charges and deferred income	35,371	14,022	7,251			56,643
NON-CURRENT						
Long-term trade payables				0	74	74
Other long-term debts				1,230	0	1,230
Investment grants and deferred income from grants				460	3,760	4,220

26. Provisions for employee benefits

The Group has various legal and constructive defined benefit obligations, the vast majority of them being « final pay » plans situated in the Belgian, French and German operations.

(EUR thousand)

	Post-employment benefits, pensions and similar	Post-employment benefits - other	Termination benefits early retirement & similar	Other long-term employee benefits	Total
At the end of the previous year	**99,090**	**15,509**	**35,579**	**12,706**	**162,884**
. Increase (included in "Payroll and related benefits")	10,222	185	5,653	1,409	17,469
. Reversal (included in "Payroll and related benefits")	(759)	0	(790)	(36)	(1,585)
. Use (included in "Payroll and related benefits")	(11,759)	(531)	(9,531)	(925)	(22,746)
. Interest and discount rate impacts (included in "Finance cost - Net")	5,955	806	1,864	611	9,235
. Translation differences	221	243	0	(6)	458
. Transfers	(33)	(275)	2,782	(394)	2,080
. Recognized in equity	13,051	2,028	(0)	0	15,078
At the end of the financial year	**115,988**	**17,964**	**35,556**	**13,366**	**182,874**

The first table shows the balances and the movements in provisions for employee benefits of the fully consolidated subsidiaries only. There is a difference in the line « Recognized in equity » compared to what is shown in note 22 as that note also includes associates and joint ventures that are accounted for according to the equity method.

The 2009 movements show increased balances for plans in France and Germany mainly related to lower discount rates. Management expects cash outflows in the short term to stay in the same order of magnitude as the outflows of prior and current year.

As described in note 19, a non-current receivable has been recognized as « reimbursement rights » linked to medical plan liabilities that Umicore France took over from Nyrstar France in 2007 and which Nyrstar France will compensate over the lifetime of these liabilities. Whenever there is a change in these liabilities this change will affect the reimbursement rights under the non current receivables in the same way. When the change of the period is related to changes in actuarial assumptions, both the liability and the asset are adjusted through the statement of recognized income and expenses.

The following disclosure requirements under IAS 19 amended were derived from the reports obtained from external actuaries.

(EUR thousand)

	31/12/08	Movements 2009	31/12/09
Belgium	34,655	(2,052)	**32,603**
France	17,454	3,079	**20,533**
Germany	96,581	18,261	**114,842**
Subtotal	**148,690**	**19,288**	**167,978**
Other entities	14,194	702	**14,896**
Total	**162,884**	**19,990**	**182,874**

(EUR thousand)

Reimbursement rights	
At the end of the previous year	**5,794**
Actual reimbursement	**(95)**
Actuarial gains and losses on reimbursement rights	**846**
At the end of the financial year	**6,545**

(EUR thousand)

	2008	2009
Change in benefit obligation		
Benefit obligation at beginning of the year	**275,282**	**270,134**
Current service cost	12,764	**16,703**
Interest cost	14,082	**14,874**
Plan Participants' Contributions	360	**405**
Amendments	(439)	**545**
Actuarial (gain)/loss	(9,545)	**20,923**
Benefits paid from plan/company	(22,821)	**(30,071)**
Expenses paid	(38)	**(68)**
Net transfer in/(out) (including the effect of any business combinations/divestitures)	218	**896**
Plan Curtailments	25	**(420)**
Plan Settlements	(299)	**(471)**
Exchange rate changes	545	**928**
Benefit obligation at end of the year	**270,134**	**294,378**

	2008	2009
Change in plan assets		
Fair value of plan assets at the beginning of the year	**102,765**	**106,650**
Expected return on plan assets	4,779	**4,927**
Actuarial gain/(loss) on plan assets	(10,020)	**2,734**
Employer contributions	31,151	**25,208**
Member contributions	360	**405**
Benefits paid from plan/company	(22,821)	**(30,071)**
Expenses paid	(38)	**(68)**
Plan settlements	(299)	
Net transfer in/(out) (including the effect of any business combinations/divestitures)	164	**638**
Exchange rate changes	609	**475**
Fair value of plan assets at the end of the year	**106,650**	**110,898**

Pension plans mainly in Belgium, France, Liechtenstein, Netherlands, USA and Norway are wholly or partly funded with assets covering a substantial part of the obligations. All other plans have no material funding or are unfunded.

(EUR thousand)	2008	2009
Amount recognized in the balance sheet		
Present value of funded obligations	175,623	190,475
Fair value of plan assets	106,650	110,898
Deficit (surplus) for funded plans	68,973	79,577
Present value of unfunded obligations	94,511	103,903
Unrecognized net actuarial gain/(loss)	42	(1)
Unrecognized past service (cost) benefit	(641)	(605)
Net liability (asset)	162,885	182,874
Components of pension costs		
Amounts recognized in profit and loss statement		
Current service cost	12,764	16,703
Interest cost	14,082	14,874
Expected return on plan assets	(4,779)	(4,927)
Expected return on reimbursement rights	(300)	(305)
Amortization of past service cost incl. §58(a)	(359)	581
Amortization of net (gain) loss incl. §58(a)	1,359	3,031
Curtailment (gain)/loss recognized	25	(420)
Settlement (gain)/loss recognized	0	(471)
Total pension cost recognized in P&L account	22,792	29,066
Actual return on plan assets	(5,241)	7,661
Actual return on reimbursement rights	214	1,151
Amounts recognized in other comprehensive income		
Cumulative actuarial gains and losses	21,537	24,012
Actuarial gains and losses of the year	(802)	15,078
Minorities	64	(87)
Actuarial gains and losses on reimbursement rights	3,180	(846)
Recycled into P&L		179
Exchange differences	33	26
Total recognized in the OCI at subsidiaries	24,012	38,362
Actuarial gains and losses at associates and joint ventures	19,100	16,922
Total recognized in the post employment benefit reserves Group	43,112	55,284

The interest cost and return on plan assets as well as the discount rate impact on the non-post employment benefit plans included in the amortized actuarial losses or gains, are recognized under the finance cost in the income statement (see note 10). All other elements of the expense of the year are classified under the operating result.

Actuarial gains of the year recognized in equity originate mainly from an increase in discount rates on the pension plans and differences between the expected and actual return on plan assets.

The policy to amortize the actuarial gains and losses is the experience policy.

	2008	2009
Principal actuarial Assumptions		
Weighted average assumptions to determine benefit obligations at year end		
Discount rate (%)	5.68	4.91
Rate of compensation increase (%)	2.86	2.97
Rate of price inflation (%)	2.05	2.08
Weighted average assumptions used to determine net cost		
Discount rate (%)	5.16	5.68
Expected long-term rate of return on plan assets during financial year (%)	4.92	5.00
Rate of compensation increase (%)	2.85	2.86
Rate of price inflation (%)	2.08	2.05

	2009	
	Percentage of plan assets	**Expected return on plan assets**
Plan assets		
Equity securities %	18.32	5.63
Debt Securities %	52.08	4.87
Real Estate %	1.80	4.88
Other %	27.80	4.66
Total (%)	100.00	4.95

Other plan assets are predominantly invested in insurance contracts and bank term deposits. The expected long term rate of return on assets assumptions is documented for the individual plans.

	2008	2009
History of experience gains and losses		
Difference between the expected and actual return on plan assets		
Amount	10,020	(2,734)
Percentage of plan assets (%)	9.00	(2.00)
Experience (gain)/loss on plan liabilities		
Amount	6,168	1,407
Percentage of present value of plan liabilities (%)	2.00	0.48

	2008	2009
Required disclosures for post-retirement medical plans		
Assumed health care trend rate		
Immediate trend rate (%)	4.23	4.22
Ultimate trend rate (%)	6.70	4.22
Year that the rate reaches ultimate trend rate	2008	NA

	2009	
	Valuation trend +1%	**Valuation trend -1%**
Sensitivity to trend rate assumptions		
Effect on total service cost and interest cost components	303	(115)
Effect on defined benefit obligation	2,814	(2,264)

(EUR thousand)

	2008	2009
Balance sheet reconciliation		
Balance sheet liability (asset)	171,796	162,884
Pension expense recognized in P&L in the financial year	22,792	29,066
Amounts recognized in SoCI	(802)	14,326
Employer contributions via funds in the financial year	(17,008)	(10,286)
Employer contributions paid directly in the financial year	(14,143)	(14,922)
Actual reimbursement	214	1,151
Net transfer in/(out) (including the effect of any business combinations/diversitures)	54	259
Other	43	(58)
Exchange rate adjustment - (gain)/loss	(61)	453
Balance sheet liability (asset) as of end of the year	**162,884**	**182,874**

At 31 December	2005	2006	2007	2008	2009
Present value of defined benefit obligation	295,637	304,840	275,282	270,134	294,378
Fair value of plan assets	76,455	88,220	102,765	106,650	110,898
Deficit (surplus) in the plan	**219,182**	**216,620**	**172,517**	**163,484**	**183,480**
Experience adjustments on plan assets	**2,309**	**3,219**	**789**	**10,020**	**(2,734)**
Experience adjustments on plan liabilities	**22,726**	**(4,996)**	**9,129**	**6,168**	**1,407**

The contribution expected to be paid to the plans during the annual period beginning after the balance sheet date amounts to EUR 22.2 million.

27. Stock option plans granted by the company

Plan	Expiry date	Exercise	Old exercise price EUR before Cumerio demerger (the exercice price may be higher in certain countries)	New exercise price EUR after Cumerio demerger (the exercice price may be higher in certain countries)	Number of options still to be exercised
ISOP 2003 (7 years)	13.03.2010	all working days of Euronext Brussels	6.84	4.74	176,650
			6.84	6.84	3,850
			7.02	4.92	36,950
					217,450
ISOP 2003 bis	13.03.2010	all working days of Euronext Brussels	8.80	6.70	10,000
					10,000
ISOP 2004	11.03.2011	all working days of Euronext Brussels	10.41	8.31	111,375
			10.74	8.64	125,000
					236,375
ISOP 2005	16.06.2012	all working days of Euronext Brussels		12.92	408,250
				13.66	6,000
					414,250
ISOP 2006	02.03.2016	all working days of Euronext Brussels		22.55	525,625
				24.00	10,000
					535,625
ISOP 2007	16.02.2017	all working days of Euronext Brussels		26.55	665,500
				27.36	20,000
					685,500
ISOP 2008	15.04.2018	all working days of Euronext Brussels		32.57	674,250
				32.71	33,500
					707,750
ISOP 2009	15.02.2016	all working days of Euronext Brussels		14.40	703,875
				14.68	31,000
					734,875
Total					**3,541,825**

ESOP refers to «Employee Stock Option Plan» (worldwide plan for hourly and monthly-paid employees and managers).

- ISOP refers to «Incentive Stock Option Plan» (worldwide plan for managers).
- The ISOP 2003 bis plan was set up in the first semester of 2004 for executives of PMG who joined Umicore as a result of the acquisition.

The stock options, which are typically vested at the time of the grant, will be settled with existing treasury shares. Options which have not been exercised before the expiry date elapse automatically.

The exercise periods for ISOP 2006, 2007 and 2008 have been extended resulting in an additional fair value charge for the period of EUR 616 thousand (see note 9)

(EUR thousand)

	2008		2009	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Details of the share options outstanding during the year				
Outstanding at the beginning of the year	**3,247,575**	**15.39**	**3,309,150**	**19.85**
Granted during the year	712,750	32.58	734,875	14.41
Exercised during the year	651,175	11.51	502,200	7.70
Outstanding at the end of the year	**3,309,150**	**19.85**	**3,541,825**	**20.45**
Exercisable at the end of the year	3,309,150	19.85	3,541,825	20.45

The options outstanding at the end of the year have a weighted average remaining contractual life until August 2015.

28. Environmental provisions

(EUR thousand)

	Provisions for soil clean-up & site rehabilitation	Other environmental provisions	TOTAL
At the end of previous year	98,082	6,134	**104,216**
. Increase	4,874	2,896	**7,771**
. Reversal	0	(15)	**(15)**
. Use (included in "Other operating expenses")	(10,182)	(3,976)	**(14,159)**
. Discounting (included in "Finance cost -Net")	4,035	0	**4,035**
. Translation differences	1,564	0	**1,564**
. Other movements	262	(262)	**0**
At the end of the financial year	**98,635**	**4,776**	**103,412**
Of which - Non Current	79,239	1,021	**80,260**
- Current	19,397	3,755	**23,152**

Provisions for environmental legal and constructive obligations are recognized and measured by reference to an estimate of the probability of future cash outflows as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Provisions decreased overall by EUR 0.8 thousand, with additional provisions being more than compensated by uses and reversals of existing provisions.

The new increase in provisions for environment are mainly related to the remediation of sites in Guarulhos (Brasil); in Maxton (USA) as a consequence of the site closure; and to the consumption of emission rights in Belgium.

Most of the uses of provisions for the period are linked to the realization during the period of site remediation programs in France (Viviez) and in Belgium (Hoboken and Olen).

In 2009, no major movements occurred on the provisions that were taken to address the historical radioactive waste material in Olen (Belgium). Futther negociation with all competent authorities to find a sustainable and acceptable storage solution are going on, however, at a slow pace, leading to classifying these provisions back to non-current..

A material portion of the provisions for soil clean-up and site rehabilitation relates to projects in Belgium and France. Management expects the most significant cash outflows on these projects to take place within 5 years.

29. Provisions for other liabilities and charges

(EUR thousand)

	Provisions for reorganization & restructuring	Provisions for other liabilities and charges	TOTAL
At the end of the previous year	**16,613**	**55,898**	**72,511**
. Increase	22,166	12,733	**34,899**
. Reversal	(955)	(32,290)	**(33,245)**
. Use (included in "Other operating expenses")	(5,701)	(2,482)	**(8,183)**
. Translation differences	846	4,896	**5,742**
. Transfers	(2,152)	(536)	**(2,689)**
. Financial charges		187	**187**
. Other movements	(2)	47	**45**
At the end of the financial year	**30,816**	**38,452**	**69,268**
Of which - Non Current	12,858	27,475	**40,333**
- Current	17,958	10,978	**28,936**

Provisions for reorganization and restructuring and for tax, warranty and litigation risks, onerous contracts and product returns are recognized and measured by reference to an estimate of the probability of future outflow of cash as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized

Provisions decreased overall by EUR 3,243 thousand, with additional provisions being more than compensated by reversals and uses of existing provisions.

The increase of the provisions for reorganization and restructuring is mainly linked to restructurings in the Precious Metals Products & Catalysts and Precious Metal Services business groups ao in France, Belgium, China, USA and Germany. The use of provisions in this category is partly linked to ongoing execution of prior years restructuring programs and partly linked to the start of execution of the 2009 restructuring programs. Transfers mainly relate to the Belgium restructuring of the Lead activity in Overpelt where part of the obligations were negotiated towards pre-retirements that need to be classified under the provisions for employee benefits.

The increases and decreases in provisions for other liabilities and charges concern liabilities that are mainly related to warranty risks and litigations. They affect a wide range of subsidiaries, mainly in Germany, Brazil and Belgium.

They also include provisions for onerous contracts related to the IAS 39 effect (see note 8). The net decrease of the period on these IAS 39 related provisions for onerous contracts is EUR 18,822 thousand, leaving a closing balance of EUR 2,374 thousand

No assessment is possible regarding the expected timing of cash outflows related to the non-current part of the provisions for other liabilities and charges.

30. Financial instruments by category

(EUR thousand)

As at the end of previous year	FAIR VALUE	Carrying amount: Held for trading - no hedge accounting	Carrying amount: Held for trading - hedge accounting	Carrying amount: Loans, receivables and payables	Carrying amount: Available-for-sale
ASSETS					
Available-for-sale financial assets	**26,085**				**26,085**
Available-for-sale financial assets – Shares	26,085				26,085
Loans granted	**4,723**			**4,723**	
Loans to associates and non consolidated affiliates	4,723			4,723	
Trade and other receivables	**719,492**	**32,720**	**62,200**	**624,571**	
Non-current					
Cash guarantees and deposits	3,255			3,255	
Other receivables maturing in more than 1 year	7,239			7,239	
Assets employee benfits	855			855	
Current					
Trade receivables (at cost)	488,343			488,343	
Trade receivables (write-down)	(15,965)			(15,965)	
Other receivables (at cost)	88,185			88,185	
Other receivables (write-down)	(9,192)			(9,192)	
Interest receivable	845			845	
Fair value of financial instruments held for cash-flow hedging	62,200		62,200		
Fair value receivable other financial instruments	32,720	32,720			
Deferred charges and accrued income	61,007			61,007	
Cash and cash equivalents	**254,947**			**254,947**	
Short-term investments: bank term deposits	133,591			133,591	
Short-term investments: term deposits (other)	2,019			2,019	
Cash-in-hand and bank current accounts	119,337			119,337	
Total of financial instruments (Assets)	**1,005,247**	**32,720**	**62,200**	**884,241**	**26,085**
LIABILITIES					
Financial debt	**588,346**			**588,346**	
Non-current					
Bank loans	260,023			258,123	
Other loans	170,982			164,382	
Current					
Short term bank loans	67,237			67,237	
Bank overdrafts	6,568			6,568	
Short term loan: commercial paper	83,679			83,679	
Other loans	8,356			8,356	
Trade and other payables	**677,356**	**14,199**	**11,778**	**651,379**	
Non-current					
Long term trade payables	74			74	
Other long term debts	937			937	
Investments grants and deferred income from grants	4,637			4,637	
Current					
Trade payables	402,736			402,736	
Advances received on contracts in progress	7,307			7,307	
Tax - other than income tax - payable	9,609			9,609	
Payroll and related charges	117,492			117,492	
Other amounts payable	28,811			28,811	
Dividends payable	6,245			6,245	
Accrued interest payable	8,625			8,625	
Fair value financial instrument held for cash flow hedging	11,778		11,778		
Fair value payable other financial instruments	14,199	14,199			
Accrued charges and deferred income	64,906			64,906	
Total of financial instruments (Liabilities)	**1,265,702**	**14,199**	**11,778**	**1,239,725**	**0**

(EUR thousand)

As at the end of the financial year	Fair value	Carrying amount			
		Held for trading - no hedge accounting	Held for trading - hedge accounting	Loans, receivables and payables	Available-for-sale
ASSETS					
Available-for-sale financial assets	**57,999**				**57,999**
Available-for-sale financial assets - Shares	57,999				57,999
Loans granted	**15,313**			**15,313**	
Loans to associates and non consolidated affiliates	15,313			15,313	
Trade and other receivables	**535,243**	**7,508**	**6,388**	**521,347**	
Non-current					
Cash guarantees and deposits	3,499			3,499	
Other receivables maturing in more than 1 year	8,076			8,076	
Assets employee benfits	375			375	
Current					
Trade receivables (at cost)	465,096			465,096	
Trade receivables (write-down)	(21,554)			(21,554)	
Other receivables (at cost)	69,743			69,743	
Other receivables (write-down)	(9,370)			(9,370)	
Interest receivable	615			615	
Fair value of financial instruments held for cash-flow hedging	6,388		6,388		
Fair value receivable other financial instruments	7,508	7,508			
Deferred charges and accrued income	4,867			4,867	
Cash and cash equivalents	**185,333**			**185,333**	
Short-term investments: bank term deposits	44,766			44,766	
Short-term investments: term deposits (other)	3,993			3,993	
Cash-in-hand and bank current accounts	136,574			136,574	
Total of financial instruments (Assets)	**793,888**	**7,508**	**6,388**	**721,993**	**57,999**
LIABILITIES					
Financial debt	**365,005**			**361,875**	
Non-current					
Bank loans	22,641			20,511	
Other loans	156,261			155,261	
Current					
Short term bank loans	54,399			54,399	
Bank overdrafts	4,985			4,985	
Short term loan: commercial paper	107,702			107,702	
Other loans	19,016			19,016	
Trade and other payables	**682,017**	**22,942**	**12,473**	**646,602**	
Non-current					
Long term trade payables	74			74	
Other long term debts	1,230			1,230	
Investments grants and deferred income from grants	4,220			4,220	
Current					
Trade payables	441,376			441,376	
Advances received on contracts in progress	12,075			12,075	
Tax - other than income tax - payable	12,407			12,407	
Payroll and related charges	93,433			93,433	
Other amounts payable	13,212			13,212	
Dividends payable	5,660			5,660	
Accrued interest payable	6,272			6,272	
Fair value financial instrument held for cash flow hedging	12,473		12,473		
Fair value payable other financial instruments	22,942	22,942			
Accrued charges and deferred income	56,643			56,643	
Total of financial instruments (Liabilities)	**1,047,022**	**22,942**	**12,473**	**1,008,477**	**0**

Loans and debt have been issued at market rate which would not create any major differences with effective interest expense. All categories of financial instruments of Umicore are at fair value except the non current bank and other loans for which the carrying amounts differ from the fair value (see note 23).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques, mainly discounted cash-flow, using for the market assumptions the ones existing at balance sheet date.

In particular, the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange and metal contracts is determined using quoted forward exchange and metal rates at the balance sheet date

The fair value of quoted financial assets held by the Group is their quoted market price at balance sheet date. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values.

Fair value hierarchy

The Group adopted the amendment to IFRS 7 for financial instruments which are measured in the balance sheet at fair value, with effect from January 2009. This amendment requires disclosures of fair value measurements by level, based on the following fair value measurement hierarchy :

Level 1 : fair value based on quoted prices in active markets for identical assets or liabilities.

Level 2 – fair value based on inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 – fair value for the asset or liability valuation are based on unobservable inputs.

In the Group, the fair values on available-for-sale financial assets are measured as level 1 except for the Nyrstar's bond which is level 2. All the metal and foreign currency derivatives are measured as level 2.

Sensitivity analysis on financial instruments

Umicore is sensitive to commodity prices, foreign currency and interest rate risk on its financial instruments.

a) commodity prices

The fair value on financial instruments related to cash flow hedging would have been EUR 12.3 million lower/lhigher if the metal prices would strengthen/weaken by 10%.

The fair value on other commodity sales financial instruments would have been EUR 19.0 million lower/higher and the fair value on other commodity purchases financial instruments would have been EUR 16.9 million higher/lower if the metal prices would strengthen/weaken by 10%.

b) Foreign currency

The fair value of forward currency contracts related to cash flow hedging would have been EUR 7.3 million higher if the Euro would strengthen against USD by 10% and would have been EUR 9 million lower if the Euro would weaken against USD by 10%.

The fair value of other forward currency contracts sold would have been EUR 12.3 million higher if the Euro would strengthen against USD by 10% and would have EUR 15.1 million lower if the Euro would weaken against USD by 10%.

The fair value of other forward currency contracts bought would have been EUR 0.8 million lower if the Euro would strengthen against USD with 10% and would have been EUR 1 million higher if the Euro would weaken against USD with 10%.

The fair value of net position of current assets and liabilities exposed to USD would have been EUR 9.4 million lower if the Euro would strenghten against USD by 10% and would have been EUR 11.4 million higher if the Euro would weaken against USD by 10%.

31. Fair value of financial instruments

Umicore hedges its structural and transactional metal, currency and interest rate risks using respectively metal derivatives (mainly quoted on the London Metal Exchange), currency derivatives and Interest Rate Swaps with reputated brokers and banks.

a) financial instruments related to cash-flow hedging :

(EUR thousand)

	Notional or Contractual amount		Fair value	
	31/12/2008	31/12/2009	31/12/2008	31/12/2009
Forward commodities sales	193,181	113,304	62,200	(11,345)
Forward currency contracts sales	228,728	130,023	(11,623)	(5,269)
Forward IRS contracts	86,000		(155)	
Total fair value impact subsidiaries			**50,422**	**(6,086)**
Recognized under trade and other receivables			62,200	6,387
Recognized under trade and other payables			(11,778)	(12,473)
TOTAL			**50,422**	**(6,086)**

The principles and documentation on the hedged risks as well as the timing related to the Group's cash flow hedging operations are included in note 3 Financial risk management.

The fair values of the effective hedging instruments are in the first instance recognized in the fair value reserves recorded in equity and are derecognized when the underlying forecasted or committed transactions occur (see note 22)

The forward commodities sales contracts are set up to hedge primarily the following commodities: zinc, gold, silver, platinum and palladium.

The forward currency contracts are set up to hedge USD towards Euro and AUD and NOK towards Euro.

The average maturity date of financial instruments related to cash-flow hedging is November 2010 for the forward commodities sold and September 2010 for the forward currency contracts.

The terms and conditions of the forward contracts are common market conditions.

In those circumstances whereby the hedge accounting documentation as defined under IAS 39 is not available, financial instruments used to hedge structural risks for metals and currencies are measured as if they were held for trading. However, such instruments are being used to hedge future probable cash-flows and are not speculative in nature.

Umicore has not faced any ineffectiveness on cash flow hedging in P&L in 2008 and 2009.

b) other financial instruments

(EUR thousand)

	Notional or Contractual amount		Fair value	
	31/12/2008	31/12/2009	31/12/2008	31/12/2009
Forward commodities sales	146,017	175,149	6,898	(14,591)
Forward commodities purchases	(90,575)	(165,245)	1,086	3,979
Forward currency contracts sales	155,315	135,970	10,312	(4,807)
Forward currency contracts purchases	(22,079)	(9,025)	225	(15)
Total fair value impact subsidiaries			**18,521**	**(15,434)**
Recognized under trade and other receivables			32,720	7,508
Recognized under trade and other payables			(14,199)	(22,942)
TOTAL GROUP			**18,521**	**(15,434)**

The principles and documentation related to the Group's transactional hedging are included in note 3 "Financial risk management". In the absence of hedge accounting documentation as defined under IAS 39, financial instruments used to hedge transactional risks for metals and currencies are measured as if they were held for trading. However, such instruments are being used to cover existing transactions and firm commitments and are not speculative in nature.

The fair values are immediately recognized in the income statement under Other operating income for the commodity instruments and the Net Finance cost for the currency instruments.

c) derivatives

Since 2006 a contractual situation is activated whereby variable price adjustments (embedded derivative) occur on the sale (host contract) in 1992 of the participation and loans of Aurifère de Guinée, a gold mining concession in Guinea.

In 2009 an amount of EUR 0.7 million was recognized in the income statement. This total amount comprises the changes in the estimated present value of potential income from this source, based amongst others upon gold price, mine potential and operating conditions and creditworthiness of the mine owner for EUR -3.1 million and actual recognized income for EUR 3.8 million.

At balance sheet level, the receivable of EUR 3.4 million related to Aurifère de Guinée is recorded in the other current receivables.

(EUR thousand)

As at the end of previous year	Earliest contractual maturity (undiscounted)				
	< 1 Month	**1 to 3 Months**	**3 Months - 1 Year**	**1 to 5 Years**	**Total**
FINANCIAL INSTRUMENTS ASSETS (FAIR VALUE)					
Commodity risk					
Total forward sales (CFH)	3,388	3,091	31,959	23,763	62,201
Total forward sales (other)	4,446	1,286	2,306	0	8,038
Total forward purchases (other)	99	2,411	1,123	0	3,633
FX Risk					
Forward currency contracts sales (other)	7,376	2,666	270	0	10,312
Forward currency contracts purchases (other)	217	8	0	0	225
FINANCIAL INSTRUMENTS LIABILITIES (FAIR VALUE)					
Interest Rate Risk					
Interest rate swaps (CFH)		(155)			(155)
Commodity risk					
Total forward sales (other)	(49)	(1,111)	21	0	(1,139)
Total forward purchases (other)	(594)	(1,037)	(815)	(100)	(2,546)
FX Risk					
Forward currency contracts sales (CFH)	(451)	(544)	(6,906)	(3,722)	(11,623)

(EUR thousand)

As at the end of the financial year	Earliest contractual maturity (undiscounted)				
	< 1 Month	**1 to 3 Months**	**3 Months - 1 Year**	**1 to 5 Years**	**Total**
FINANCIAL INSTRUMENTS ASSETS (FAIR VALUE)					
Commodity risk					
Total forward sales (CFH)	0	285	441	0	726
Total forward sales (other)	501	120	638	0	1,259
Total forward purchases (other)	4,702	1,427	991	103	7,223
FX Risk					
Forward currency contracts sales (CFH)	220	584	2,095	2,762	5,661
FINANCIAL INSTRUMENTS LIABILITIES (FAIR VALUE)					
Commodity risk					
Total forward sales (CFH)	(142)	(1,121)	(4,115)	(6,693)	(12,071)
Total forward sales (other)	(9,541)	(3,626)	(2,683)	0	(15,850)
Total forward purchases (other)	(76)	(3,981)	(813)	0	(3,244)
FX Risk					
Forward currency contracts sales (CFH)	0	0	(402)	0	(402)
Forward currency contracts sales (other)	(4,338)	(322)	(147)		(4,807)
Forward currency contracts purchases (other)	(27)	(62)	74		(15)

32. Notes to the cash flow statement

DEFINITIONS

The cash flow statement identifies operating, investing and financing activities for the period.

Umicore uses the indirect method for the operating cash flows. The net profit and loss is adjusted for:

- the effects of non-cash transactions such as provisions, impairment losses, mark to market, etc., and the variance in operating capital requirements.
- items of income or expense associated with investing or financing cash flows.

(EUR thousand)

	2008	2009
Adjustments for non cash transactions		
Depreciations	113,368	116,306
Adjustment IAS 39	(2,105)	2,629
Negative goodwill taken in result	703	
(Reversal) Impairment charges	78,499	(317)
Mark to market of inventories and commitments	6,975	8,637
Exchange difference on long-term loans	7,758	280
Inventories and bad debt provisions	38,874	(21,869)
Depreciation on government grants	(211)	(445)
Share-based payments	7,532	2,791
Change in provisions	(30,273)	10,833
	221,120	**118,845**
Adjustments for items to disclose separately or under investing and financing cash flows		
Tax charge of the period	67,159	20,565
Interest (income) charges	31,666	13,104
(Gain) loss on disposal of fixed assets	(17,600)	3,401
Dividend income	(2,801)	(220)
	78,423	**36,850**
Change in working capital requirement analysis		
Inventories	70,134	12,539
Trade and other receivables	140,829	219,902
Trade and other payables	(201,244)	9,312
As in the consolidated balance sheet	**9,719**	**241,753**
IAS 39 effect	25,696	
Non-cash items or otherwise disclosed	8,867	(75,882)
Currency translation differences	(34,281)	35,954
As in the consolidated cash flow statement	10,000	201,825

A) Net cash flow generated by operating activities

Operating cash flow after tax is EUR 450.7 million. Working capital requirements decreased by EUR 201.8 million, primarily as a result of reduced inventory quantities.

B) Net cash flow used in investing activities

Net cash generated by investing activities decreased by EUR 17.2 million in 2009. Capital expenditure reached EUR 190.5 million. The investments in Korea and China to add capabilities and capacity for rechargeable battery materials were finalised in the first half of the year. The construction of the substrates plant in Quapaw, US, was completed at the end of the year. Further automotive catalyst testing and technology infrastructure was installed in Hanau, Germany. In China a new jewellery products and recycling facility was inaugurated, and part of the Yangzhong activities were moved to the Technical Materials' Suzhou site. At Precious Metals Refining investments were made to further upgrade the Hoboken plant.

The capital expenditures include EUR 20.8 million of intangibles such as development costs for new information systems and the capitalized R&D costs, which amounted to EUR 8.9 million.

C) Net cash flow used in financing activities

The use of cash generated by financing activities is mainly the consequence of the net decrease of indebtedness (EUR 228.9 million), the payment of dividends (EUR 74.9 million) and the net interests paid (EUR 15.0 million).

33. Rights and commitments

(EUR thousand)	2008	2009
Guarantees constituted by third parties on behalf of the Group	12,113	17,024
Guarantees constituted by the Group on behalf of third parties	2,274	2,353
Guarantees received	71,357	114,931
Goods and titles held by third parties in their own names but at the Group's risk	254,919	427,948
Commitments to acquire and sell fixed assets	406	595
Commercial commitments for commodities purchased (to be received)	15,510	36,185
Commercial commitments for commodities sold (to be delivered)	155,436	62,208
Goods and titles of third parties held by the Group	1,053,484	1,346,809
Miscellaneous rights and commitments	4,718	4,175
	1,570,217	**2,012,228**

A. Guarantees constituted by third parties on behalf of the Group

are secured and unsecured guarantees given by third parties to the creditors of the group guaranteeing that the Group's debts and commitments, actual and potential, will be satisfactorily discharged.

B. Guarantees constitued by the group on behalf of third parties

are guarantees or irrevocable undertakings given by the Group in favour of third parties guaranteeing the satisfactory discharge of debts or of existing or potential commitments by the third party to its creditors.

C. Guarantees received

are pledges and guarantees received guaranteeing the satisfactory discharge of debts and existing and potential commitments of third parties towards the Group, with the exception of guarantees and security in cash.

The guarantees received are mainly related to supplier guarantees backed by bank institutions. Those guarantees are set up to cover the good execution of work by the supplier. Some guarantees received are related to customer guarantees, received mainly from a customer's mother company on behalf of one of its subsidiaries. A minor part of the received guarantees is related to rent guarantees.

All guarantees are taken at normal market conditions and their fair value is equivalent to the carrying amount. No re-pledge has been done on any of those guarantees.

D. Goods and titles held by third parties in their own names but at the Group's risk

represent goods and titles included in the Group balance sheet for which the Group bears the risk and takes the profit, but where these goods and titles are not present on the premises of the Group . It concerns mainly inventories leased out to third parties or held under consignment or under tolling agreement by third parties.

E. Commercial commitments

are firm commitments to deliver or receive metals to customers or from suppliers at fixed prices.

F. Goods and titles of third parties held by the Group

are goods and titles held by the group, but which are not owned by the Group. It concerns mainly third party inventories leased in or held under consignment or tolling agreements with third parties.

There are no loan commitments given to third parties.

The Group leases metals from and to banks and other third parties for specified, mostly short term, periods and for which the group pays or receives fees. The Group holds sufficient metal inventories to meet all obligations under these lease arrangements as they fall due. As at 31 December 2009, there was a net lease-in position for EUR 269 million vs EUR 260 million at end 2008.

To improve comparability, some 2008 figures have been restated. Those restatements have been done under the lines « Commercial commitments for commodities purchased (to be received) », « Commercial commitments for commodities sold (to be delivered) » and « Property and securities of third parties held by the Group ».

34. Contingencies

The Group has certain pending files that can be qualified as contingent liabilities or contingent assets, according to the definition of IFRS.

ENVIRONMENTAL ISSUES

See note 28 on environmental provisions where the topic is covered in detail including the status from a contingency point of view.

FORMER EMPLOYEES OF GÉCAMINES

Several former employees of Gécamines, the Congolese state-owned entity which took over the assets of Union Minière in 1967 following its expropriation, filed claims against Umicore for the payment of amounts due by Gécamines following their dismissal by the latter. Société Générale des Minerais, whose rights and obligations have been taken over by Umicore following several reorganizations, had indeed accepted, from 1967 to 1974, to pay certain employees of Gécamines certain elements of their remuneration in the event of default by Gécamines. In 1974, Gécamines had agreed to hold Umicore harmless in this respect. The validity of this guarantee might be contested, however Umicore believes that this position is without any merit.

Even if Umicore would be forced in certain cases to pay certain amounts to former employees, the company believes that overall, and based on current prevailing case law, the outcome of these procedures should not have a major financial impact on the Group. It is, however, impossible to make any prediction on the final outcome of this proceeding.

VAT SETTLEMENT WITH THE BELGIAN SPECIAL TAX INSPECTION, EXAMINED BY THE EUROPEAN AUTHORITIES

Although the company believed it had solid arguments to successfully defend itself against the claim of the Belgian special tax inspection («BBI/ISI») before the courts, in December 2000 the Group entered into a settlement agreement with the Belgian special tax inspection regarding VAT allegedly due on the intra-community delivery of silver to Italian and Swiss companies. The company's settlement with the Belgian tax authorities on this issue is legally valid, final and subject to confidentiality.

The EU Commission launched on September 7, 2004, an official investigation to review the settlement agreement in the context of the state aid regulations. This investigation was suspended during the criminal investigation. It cannot be excluded that the EU investigation will at some point in time be resumed.

There is nothing to report for the year 2009.

OTHERS

In addition to the above, the Group is the subject of a number of claims and legal proceedings incidental to the normal conduct of its business. Management does not believe that such claims and proceedings are likely, on aggregate, to have a material adverse effect on the financial condition of Umicore.

No variable compensation element (apart from attendance-related fees) is associated with directorship. No loan or guarantees have been granted by the company to members of the Board.

35. Related parties

TRANSACTIONS WITH JOINT VENTURES AND ASSOCIATES	2008	2009
Operating income	101,684	27,290
Operating expenses	(69,606)	(27,147)
Financial income	319	694
Financial expenses	(307)	(89)
Dividends received	(13,608)	(4,343)

OUTSTANDING BALANCES WITH JOINT VENTURES AND ASSOCIATES	2008	2009
Long term loans and advances to associates		6.600
Current trade and other receivables	4,203	10,344
Current trade and other payables	3,756	3,401
Loan asset short term	600	900
Loan liabilities short term	1,328	3,915

Key management compensation

Details and policies are explained in the chapter Corporate Governance / Remuneration Report

BOARD OF DIRECTORS*	2008	2009
. Salaries and other compensation:	530,000	467,000
Fixed portion (EUR)	200,000	200,000
Variable portion (based on attended meetings) (EUR)	330,000	267,000

No variable or other compensation element (apart from attendance-related fees) is associated with directorship. No loan or guarantees have been granted by the company to members of the Board.

Executive Committee	2008	2009
. Salaries and other compensation:	4,558,639	3,323,703
Fixed portion	2,803,094	2,555,398
Accruals for variable portion related to the reference year	1,255,545	768,305
Accruals for shares value related to the reference year	500,000	0
. Extra-legal pension scheme*	894,157	766,372

* cost for the defined benefit plan is based on the service cost following IFRS methodology

36. Events after the balance sheet date

Following the Board of Directors meeting of 10 February 2010, Umicore announced that a gross dividend of EUR 0.65 per share would be proposed to the Annual Shareholders Meeting, corresponding to a total dividend payment of EUR 73,120,972 based on the total number of outstanding shares but excluding treasury shares.

37. Earnings per share

(EUR)	2008	2009
- excluding discontinued operations		
EPS -basic	1.08	**0.69**
EPS - diluted	1.07	**0.69**
- including discontinued operations		
EPS -basic	1.06	**0.66**
EPS - diluted	1.05	**0.65**

The following earnings figures have been used as the numerator in the calculation of basic and diluted earnings per share:

(EUR thousand)	2008	2009
Net consolidated profit - Group share		
- without discontinued operations	124,111	**78,002**
- with discontinued operations	121,710	**73,815**

The following numbers of shares have been used as the denominator in the calculation of basic and diluted earnings per share:

For basic earnings per share:

	2008	2009
Total shares outstanding as at 1 January	130,986,625	**120,000,000**
Total shares outstanding as at 31 December	120,000,000	**120,000,000**
Weighted average number of outstanding shares	115,263,300	**112,350,457**

During 2009, no new shares were created as a result of the exercise of stock options with linked subscriptions rights. During the year Umicore used 476,775 of its treasury shares in the context of the exercise of stock options and 31,750 for shares granted. On 31 December 2009, Umicore owned 7,506,197 of its own shares, representing 6.26% of the total number of shares issued as at that date.

Treasury shares, which are held to cover existing stock option plans or are available for resale, are not included in the number of outstanding shares.

For diluted earnings per share:

	2008	2009
Weighted average number of outstanding shares	115,263,300	**112,350,457**
Potential dilution due to stock option plans	996,208	**534,520**
Adjusted weighted average number of outstanding shares	116,259,507	**112,884,977**

The denominator for the calculation of diluted earnings per share takes into account an adjustment for stock options.

38. Discontinued operations

In February 2009, Umicore announced its intention to close lead sheet operations in Overpelt, Belgium. The impact on the consolidated income statement of the lead activities in Belgium is reported as result from discontinued operations.

In April 2009, Umicore signed an agreement to sell its small electronic packaging materials business activity to German-based precious metals and technology group Heraeus. The impact on the income statement of this business activity is also reported as result from discontinued operations.

(EUR thousand)

	2008	2009
Turnover	44,609	14,512
Other operating income	(1,220)	2,727
Operating income	**43,389**	**17,239**
Raw materials and consumables	(60,331)	(14,348)
Payroll and related benefits	(6,059)	(3,115)
Depreciation and impairments	(2,858)	832
Other operating expenses	23,575	(4,795)
Operating expenses	**(45,673)**	**(21,426)**
Income from other financial investments	207	
RESULT FROM OPERATING ACTIVITIES	**(2,077)**	**(4,188)**
Finance cost - Net	(67)	13
PROFIT (LOSS) BEFORE INCOME TAX	**(2,144)**	**(4,175)**
Income taxes	(256)	(13)
PROFIT (LOSS) OF THE PERIOD	**(2,401)**	**(4,187)**
of which:		
Group share	(2,401)	(4,187)
Minority share		

39. IFRS developments

The Group has adopted the following new and amended IFRSs as of 1 January 2009:

- IAS 1 (revised). 'Presentation of financial statements' – effective 1 January 2009. The Group has elected to present two statements: an income statement and a statement of comprehensive income. The statement of changes in equity presents separately the non-owner and the owner changes in equity.
- IFRS 8, 'Operating segments', effective for annual periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14, 'Segment reporting', and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes.

The following new standards, amendments to standards and interpretations are mandatory for the financial year beginning 1 January 2009 but are currently not relevant for the Group:

IFRS 2 (amendment), 'Share-based payment' (effective 1 January 2009) deals with vesting conditions and cancellations

IAS 23 (amendment), 'Borrowing costs'(effective 1 January 2009)

The following standards and amendments to existing standards have been published and are mandatory for the group's accounting periods beginning on or after 1 January 2010 or later periods, but the group has not early adopted them:

IFRIC 17, 'Distribution of non-cash assets to owners' (effective on or after 1 July 2009). The standard is not relevant for the Group.

IAS 27 (revised), 'Consolidated and separate financial statements', (effective from 1 July 2009). The standard is relevant for the Group.

IFRS 3 (revised), 'Business combinations' (effective from 1 July 2009). The standard is relevant for the Group.

IAS 38 (amendment), 'Intangible Assets'. The standard is relevant for the Group.

IFRS 5 (amendment), 'Measurement of non-current assets (or disposal groups) classified as held-for-sale'. The standard is relevant for the Group.

IFRS 2 (amendments), 'Group cash-settled and share-based payment transactions'. The standard is relevant for the Group.

The management is currently assessing the impact of these new standards and amendments on the Group's operations.

Parent company separate summarized financial statements

The annual accounts of Umicore are given below in summarized form.

In accordance with the Companies code, the annual accounts of Umicore, together with the management report and the statutory auditor's report will be deposited with the National Bank of Belgium.

These documents may also be obtained on request from:

UMICORE

Rue du Marais 31

B-1000 Brussels (Belgium)

The statutory auditor did not express any reservations in respect of the annual accounts of Umicore.

The legal reserve of EUR 50,000 thousand which is included in the retained earnings is not available for distribution.

(EUR thousand)

		31/12/2007	31/12/2008	31/12/2009
SUMMARIZED BALANCE SHEET AT 31 DECEMBER				
1. ASSETS				
Fixed assets		**3,390,869**	**3,425,059**	**3,456,279**
I.	Formation expenses	877		
II.	Intangible assets	13,250	26,720	41,970
III.	Tangible assets	248,613	282,787	291,154
IV.	Financial assets	3,128,129	3,115,552	3,123,155
Current assets		**1,093,006**	**714,849**	**837,254**
V.	Amounts receivable after more than one year	538	738	848
VI.	Stocks and contracts in progress	235,382	257,258	298,047
VII.	Amounts receivable within one year	554,649	335,907	358,270
VIII.	Investments	289,391	109,181	173,097
IX.	Cash at bank and in hand	4,570	3,765	2,133
X.	Deferred charges and accrued income	8,476	8,000	4,859
Total assets		**4,483,875**	**4,139,908**	**4,293,533**
2. LIABILITIES AND SHAREHOLDERS' EQUITY				
Capital and reserves		**1,425,888**	**1,025,111**	**1,153,239**
I.	Capital	466,558	500,000	500,000
II.	Share premium account	6,610	6,610	6,610
III.	Revaluation surplus	98	98	98
IV.	Reserves	437,585	309,301	373,189
V.	Result carried forward	(250,235)	175,258	69,043
Vbis.	Result for the period	762,555	30,860	201,577
VI.	Investments grants	2,718	2,984	2,721
Provisions and deferred taxation				
VII.A.	Provisions for liabilities and charges	**110,216**	**95,412**	95,127
Creditors		2,947,770	3,019,385	**3,045,167**
VIII.	Amounts payable after more than one year	1,068,074	1,153,074	868,074
IX.	Amounts payable within one year	1,751,558	1,816,242	2,126,547
X.	Accrued charges and deferred income	128,138	50,069	50,545
Total liabilities and shareholders' equity		**4,483,875**	**4,139,908**	**4,293,533**
Income statement				
I.	Operating income	2,357,566	2,233,797	2,019,945
II.	Operating charges	(2,241,038)	(2,120,463)	(1,973,314)
III.	Operating result	116,528	113,334	46,631
IV.	Financial income	394,204	206,652	129,308
V.	Financial charges	(171,955)	(236,520)	(18,002)
VI.	Result on ordinary activities before taxes	338,776	83,467	157,937
VII.	**Extraordinary income**	**559,206**	**43,472**	**40,535**
VIII.	Extraordinary charges	(133,430)	(95,903)	(3,957)
IX.	**Result for the period before taxes**	**764,552**	**31,035**	**194,516**
X.	**Income taxes**	**(1,997)**	**(175)**	**7,061**
XI.	**Result for the period**	**762,555**	**30,860**	**201,577**
XII.	Transfer from/to untaxed reserve	0	3,400	0
XIII.	Result for the period available	762,555	34,260	201,577

			2007	2008	2009
					(EUR thousand)
APPROPRIATION ACCOUNT					
A.	**Profit (loss) to be appropriated**		**858,496**	**546,580**	**407,630**
	1	Profit (loss) for the financial year	762,555	34,260	201,577
	2	Profit (loss) carried forward	95,941	512,320	206,053
C.	**Appropriation to equity**		**(270,218)**	**(267,504)**	**(63,889)**
	2.	To the legal reserve	(14,289)	0	0
	3.	To the reserve for own shares	(255,929)	(178,745)	(63,889)
	4.	To the capital		(88,760)	
D.	**Profit (loss) to be carried forward (1)**		**512,320**	**206,053**	**270,621**
	2.	Profit (loss) to be carried forward	512,320	206,053	270,621
F.	**Profit to be distributed (1)**		**(75,958)**	**(73,023)**	**(73,121)**
	1.	Dividends			
		- ordinary shares EUR 0,65	(75,958)	(73,023)	(73,121)

(1) The total amount of these two items will be amended to allow for the amount of the company's own shares held by Umicore on the date of the Annual General Meeting of Shareholders on 27 April 2010; the gross dividend of EUR 0.65 will not change.

					(EUR thousand)	**Number of shares**
STATEMENT OF CAPITAL						
A.	**Share capital**					
	1.	Issued capital				
		At the end of the preceding financial year			500,000	120,000,000
		At the end of the financial year			500,000	120,000,000
	2.	Structure of the capital				
		2.1.	Categories of shares			
			Ordinary shares		500,000	120,000,000
		2.2.	Registered shares or bearer shares			0
			Registered			6,314,380
			Bearer			113,685,620
E.	**Authorized unissued capital (1)**				46,000	

		% capital	**Number of shares**	**Notification date**
G.	**Shareholder base (2)**			
	Fidelity International Ltd	5.04	6,048,815	7/29/2009
	BlackRock Investment Management	8.33	9,996,285	12/1/2009
	Fidelity Management and Research	3.11	3,726,317	5/18/2009
	Others	77.27	92,722,386	
	Own shares held by Umicore	6.26	7,506,197	
		100.00	120,000,000	
	of which free float	100.00	120,000,000	

(1) The extraordinary general meeting held on 21 November 2007 authorized the Board of Directors to increase the capital by an amount of EUR 46,000,000.
(2) At 31 December 2009, 3,541,825 options on Umicore shares are still to be exercize. This amount includes 3,541,825 acquisition rights of existing shares held by Umicore.

Management responsibility statement

We hereby certify that, to the best of our knowledge, the Consolidated Financial Statements as of 31 December 2009, prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union, and with legal requirements applicable in Belgium, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for 2009.

The commentary on the overall performance of the Group from page 1 to 73 and from page 120 to 149 in our view offers a fair and balanced review of the overall performance of the business during 2009 including a description of the main risks and uncertainties, and disclosure of all material related parties transactions and conflicts of interest if any.

30 March 2010

On behalf of the Executive Committee,

Marc Grynberg

Chief Executive Officer



PricewaterhouseCoopers
Bedrijfsrevisoren
PricewaterhouseCoopers
Reviseurs d'Entreprises
Financial Assurance Services
Woluwe Garden
Woluwedal 18
B-1932 Sint-Stevens-Woluwe
Telephone +32 (0)2 710 4211
Facsimile +32 (0)2 710 4299
www.pwc.com

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE CONSOLIDATED ACCOUNTS OF THE COMPANY UMICORE SA/NV AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2009

As required by law and the company's articles of association, we report to you in the context of our appointment as the company's statutory auditor. This report includes our opinion on the consolidated accounts and the required additional disclosures and information.

Unqualified opinion on the consolidated accounts

We have audited the consolidated accounts of Umicore SA/NV and its subsidiaries (the "Group") as of and for the year ended 31 December 2009, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated accounts comprise the consolidated balance sheet as of 31 December 2009 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash-flow for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The total of the consolidated balance sheet amounts to EUR (000) 2 828 893 and the consolidated statement of income shows a profit for the year (group share) of EUR (000) 73.815.

The company's board of directors is responsible for the preparation of the consolidated accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the consolidated accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the consolidated accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the Group's internal control relating to the preparation and fair presentation of the consolidated accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the consolidated accounts taken as a whole. Finally, we have obtained from the board of directors and Group officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts set forth on pages 75 to 118 give a true and fair view of the Group's net worth and financial position as of 31 December 2009 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Additional remarks and information

The company's board of directors is responsible for the preparation and content of the management report on the consolidated accounts.

Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the consolidated accounts.

- The management report on the consolidated accounts set forth on pages 1 to 74 and 120 to 145 deals with the information required by the law and is consistent with the consolidated accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- In the context of our audit of the annual accounts of Umicore, we ascertain that the Board of Directors of the company had complied with the legal provisions applicable to cases of conflicting interest of a financial nature. In conformity with the Companies' Code, these transactions have been covered explicitly in our report on the annual accounts of Umicore.

Sint-Stevens-Woluwe, 30 March 2010

The statutory auditor
PricewaterhouseCoopers Reviseurs d'Entreprises / Bedrijfsrevisoren
Represented by

Raf Van der Stichele
Bedrijfsrevisor

PricewaterhouseCoopers Bedrijfsrevisoren coöperatieve vennootschap met beperkte aansprakelijkheid, burgerlijke vennootschap met handelsvorm
PricewaterhouseCoopers Reviseurs d'Entreprises société coopérative à responsabilité limitée, société civile à forme commerciale
Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe
BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING 310-1381195-01

Assurance Statement for Environmental, Health, Safety and Social Reporting to Umicore

Scope and objectives

ERM Certification and Verification Services (ERM CVS) was commissioned by Umicore to provide independent assurance on the information and data reported in the Environmental and Social Reports in the Umicore 2009 Report to Shareholders and Society – printable version issued on 2nd April 2010 (the "Report") and the web-based Management approach disclosure as of 25th March 2010.

The objective was to provide assurance that the following are an appropriate presentation of Umicore's performance during 2009:

- The information and data set out in the Environmental and Social Reports on pages 36-73; and
- Umicore's declaration that its report meets the requirements of the Global Reporting Initiative (GRI) G3 application level B+ set out on pages 146-147

Respective responsibilities and independence

Umicore is responsible for preparing the Report and the information contained within it.

ERM CVS is responsible for reporting to Umicore on its assurance conclusions. The work that ERM CVS conducts for clients is solely related to independent assurance activities and training programmes related to auditing techniques and approaches. Our processes are designed to ensure that the work we undertake with clients is free from bias and conflict of interest. ERM CVS and the staff that have undertaken work on this assurance exercise provide no other services to Umicore in any respect.

Assurance approach and limitations

We based our work on Umicore's internal guidance and definitions for the reported metrics. Our assurance approach was based on the International Standard for Assurance Engagements 3000: Assurance Engagements other than Audits or Reviews of Historical Information issued by the International Auditing and Assurance Standards Board (ISAE 3000); we used the Global Reporting Initiative (GRI) B level requirements as our criteria when assessing the indicators in our scope of work. The project team included specialists in both environmental and social issues.

Between October 2009 and March 2010 we undertook a series of activities, including:

- Visits to seven operational sites to verify data and data management processes at the reporting units. These sites included Auby (France), Tulsa (USA), Quapaw (USA), Pilar (Argentina), Suzhou (China), Bangkok (Thailand) and Eijsden (The Netherlands). Three further sites, Olen (Belgium), Lyss-Wiler (Switzerland) and Karlskoga (Sweden), were visited by Umicore head office personnel following audit and reporting procedures defined by ERM CVS.
- Discussions with Umicore's CEO and other members of the Executive Committee, leaders of Umicore's Business Groups, as well as those with overall responsibility for Environmental and Social performance.
- Evaluation of corporate data management systems and selected interrogation of source and consolidated data.
- Meetings with personnel responsible for collecting, reviewing and interpreting the data and information for representation in the Report.

Conclusions

Based on the assurance activities undertaken, we conclude that, in all material respects, the information set out on pages 36-73 and Umicore's assertion that the report meets the requirements of GRI G3 application level B+ are an appropriate presentation of Umicore's environmental and social performance during 2009.

Commentary

Umicore has continued to embed its social and HSE data collection and reporting processes within the business during 2009 (including the effective use of its own reporting tool, greater clarity of definitions supported by further training for site representatives). The business is strongly focused on sustainability as a core principle and this is reflected through continued alignment with G3 principles.

However, without affecting our conclusion above, there remain some challenges in maintaining and evolving Umicore's sustainability performance.

We recommend that Umicore:

- Encourages greater ownership and accountability with respect to business and site level internal assurance over submitted sustainability performance data, reducing reliance on group level checking
- Further refine Umicore's sustainability reporting definitions to improve comprehension (clarity, minimising language barriers) and ensure that any changes in the business' operations are reflected;
- Continue to incorporate the views of its relevant stakeholders (including at a global level) when reviewing materiality and relevance of sustainability issues, given Umicore's evolving business interests;



Leigh Lloyd, Managing Director

30 March 2010

ERM Certification and Verification Services, London

www.ermcvs.com

Email: post@ermcvs.com


ERMCVS

Governance Statement

Umicore has adopted the 2009 Belgian Code on Corporate Governance ("the Code") as its reference Code.

The English, Dutch and French versions of the Code can be found on the website of the Corporate Governance Committee www.corporategovernancecommittee.be/.

The Corporate Governance Charter describes in detail the governance structure of the Company, the policies and procedures of the Umicore Group. The Charter is available on the Umicore website (www.governance.umicore.com) and may be obtained on request from Umicore's Investor Relations Department.

Umicore has articulated its mission, values and basic organizational philosophy in a document called "The Umicore Way". This document spells out how Umicore views its relationship with its customers, shareholders, employees and society.

In terms of organizational philosophy, Umicore believes in decentralization and in entrusting a large degree of autonomy to each of its business units. The business units in turn are accountable for their contribution to the Group's value creation and for their adherence to group strategies, policies, standards and sustainable development approach.

In this context, Umicore believes that a good corporate governance system is a necessary condition to ensure its long term success. This implies an effective decision-making process based on a clear allocation of responsibilities. It has to allow for an optimal balance between a culture of entrepreneurship at the level of its business units and effective steering and oversight processes. The Corporate Governance Charter deals in more detail with the responsibilities of the Shareholders, the Board of Directors, the CEO and the Executive Committee and also the specific role of the Audit Committee and of the Nomination & Remuneration Committee. This Statement provides information on governance issues which relate primarily to the financial year 2009.

Corporate structure

The Umicore Board of Directors ("the Board") is the ultimate decision-making body of Umicore with the exception of matters reserved to the Shareholders by the Companies Code or by the Articles of Association. The Board of Directors is assisted in its role by an Audit Committee and a Nomination & Remuneration Committee. The day-to-day management of Umicore has been delegated to the Chief Executive Officer who is also the chairman of the Executive Committee. The Executive Committee is responsible for elaborating the overall strategy for the company and for submitting it to the Board for review and approval. It is responsible for implementing such strategy and for ensuring the effective oversight of the business units and corporate functions. The Executive Committee is also responsible for screening the various risks and opportunities that the company might encounter in the short, medium or longer term (see Risk Management section) and for ensuring that systems are in place to address these. The Executive Committee is jointly responsible for defining and applying Umicore's approach to sustainable development.

Umicore is organized in business groups which in turn comprise business units that share common characteristics in terms of products, technologies and end-user markets. Some business units are further subdivided into market-focused business lines. Each business group is represented on the Executive Committee. In order to provide a Group-wide support structure, Umicore has complementary regional management platforms in geographical areas. Umicore's corporate centre is based in Belgium. This centre provides a number of corporate and support functions in the areas of finance, human resources, internal audit, legal and tax, information technology and public and investor relations.

Shareholders

Issued shares

At 31 December 2009 there were 120,000,000 Umicore shares in issue. The history of the Umicore capital representation can be found at www.investorrelations.umicore.com as well as the identity of shareholders having declared a participation of more than 3 %.

On 31 December 2009 Umicore owned 7,506,197 of its own shares representing 6.3 % of its capital. Information concerning the shareholders' authorization for Umicore to buy back its own shares and the status of such buy-backs can be consulted in the Corporate Governance Charter and on Umicore's website respectively.

Dividend policy and payment

Umicore's policy is to pay a stable or gradually increasing dividend - there is no fixed pay-out ratio. The dividend is proposed by the Board at the Ordinary General Meeting of shareholders. No dividend will be paid which would endanger the financial stability of the company.

In 2009 Umicore paid a gross dividend of € 0.65 per share relating to the financial year 2008. This was the same amount per share as the dividend paid in 2008 for the financial year 2007. On 10 February 2010 the Board decided to propose to shareholders an unchanged dividend of € 0.65 per share relating to 2009.

Shareholders' meetings 2009

According to the Company's Articles of Association, the Ordinary General Meeting (OGM) of shareholders takes place on the last Tuesday of April at 5 p.m.

The place of the shareholders' meeting is mentioned in the convening notice which is published at least 24 days prior to the "record date" (the "record date" being 12 a.m. of the fifth working day prior to the general meeting).

In 2009, the OGM took place on April 28. At this meeting shareholders approved the standard resolutions regarding the annual accounts, the appropriation of the results and the discharges to the Directors and to the statutory auditor regarding their respective 2008 mandates and auditing assignment. In addition the shareholders confirmed the appointment by the Board on November 19, 2008 of Marc Grynberg as Director, re-appointed Messrs Thomas Leysen, Marc Grynberg and Klaus Wendel as Directors for a further three years, as well as Mr Jean-Luc Dehaene for a further two years. The OGM also approved the remuneration of the Board for 2009. Details of the fees paid to the Directors in 2009 are disclosed in the Remuneration Report.

On the same day an Extraordinary General Meeting of shareholders authorised the Company and its subsidiaries to acquire, until 27 October 2010, Umicore shares within a limit of 10 % of the subscribed capital, at a price per share between € 4 and € 75.

The Board of Directors

Composition

The Board of Directors, whose members are appointed by the Shareholders' Meeting, must consist of at least six members. Their term of office may normally not exceed four years, but they may be re-elected.

On 31 December 2009, the Board of Directors consisted of ten members: nine non-executive directors and one executive director. On 31 December 2009, six of the ten directors were independent in accordance with Article 526ter of the Belgian Companies Code. Such criteria are listed in Appendix 3 of Umicore's Corporate Governance Charter.

Meetings and topics

During 2009, the Board of Directors held eight meetings during which the following matters were reviewed: the financial performance of the Group, the environmental, health and safety performance, the progress made towards the 10 Group sustainability objectives, the budget and operational and investment plans. The Board also reviewed the strategic headlines and development projects, including potential acquisitions. The annual performance review of the Chief Executive Officer and the other members of the Executive Committee in respect of the year 2008 was completed in early 2009.

Performance review of the Board and its Committees

The Chairman conducted a review of the performance of the Board and its Committees in the course of 2009 and discussed the results of this review with the Board.

Committees

Audit Committee

The Audit Committee's composition and the qualifications of its members are fully in line with the requirements of Article 526bis of the Belgian Companies Code and the Code.

The Audit Committee consists of three non-executive directors, two of them being independent.

Four Audit Committee meetings were held in 2009. Besides the review of the 2008 accounts and those of the first half of 2009, the Committee also reviewed the following matters: the impact of the economic environment on the credit management and liquidity situation, the status of internal control projects, the tax department activities and the related risk analysis, the information technology organization, the compliance framework, the risk assessment process and the internal audit activity reports. Furthermore, the Audit Committee conducted a review of its own performance and the fees paid to the statutory auditor.

Nomination & Remuneration Committee

The Nomination & Remuneration Committee consists of three members who are all non-executive directors, two of them being independent. It is chaired by the Chairman of the Board.

Two Nomination and Remuneration Committee meetings were held in 2009. During 2009 the Nomination and Remuneration Committee reviewed the remuneration policy for the Executive Committee members and the rules of the stock option plan offered in 2009. The Committee also conducted an end-of-mandate review of three board members who were later put forward for re-election by the shareholders.

Executive Committee

Composition

The Executive Committee has the form of a "Comité de Direction / Directiecomité" within the meaning of Article 524bis of the Belgian

Companies Code. Hereunder "Executive Committee" is used within this definition.

The Executive Committee is composed of at least four members. It is chaired by the CEO who is appointed by the Board of Directors. The members of the Executive Committee are appointed by the Board of Directors upon recommendation of the Nomination & Remuneration Committee. The Executive Committee as a whole or any individual member can be dismissed at any time by the Board of Directors.

Performance Review

A review of the performance of each Executive Committee member is conducted annually by the CEO and discussed with the Nomination & Remuneration Committee. The results are presented to the Board of Directors and discussed by the Board.

The Board also meets annually in non-executive session (i.e. without the CEO present) to review and discuss the performance of the CEO.

Art. 523 - 524ter Companies Code

On 28 April 2009, prior to the Board discussing or taking any decision, Thomas Leysen and Marc Grynberg declared that they had a direct conflicting interest of a proprietary nature in the implementation of the decisions taken by the Board relating to the extension of stock option plans' exercise period proposed by the Belgian legislation insofar as they would be offered the possibility to extend the exercise period of stock options.

In accordance with Article 523 of the Companies Code, these directors did not take part in the Board's discussions concerning this decision and did not take part in the voting.

The economic impact on the company as a result of these decisions has been disclosed in accordance with the Belgian Companies Code in the statutory annual Board report.

On 10 February 2010, prior to the Board discussing or taking any decision, Marc Grynberg declared that he had a direct conflicting interest of a proprietary nature in the implementation of the decisions taken by the Board relating to his pension scheme.

In accordance with Article 523 of the Companies Code, Marc Grynberg did not take part in the Board's discussions concerning this decision and did not take part in the voting.

During the financial year, no specific transactions or contractual commitments occurred between a Board member or an Executive Committee member on the one hand and Umicore or one of its affiliated companies on the other hand.

The statutory auditor

The statutory auditor's mandate is subject for renewal at the 2011 Ordinary General Meeting.

A policy detailing the independence criteria for the statutory auditor may be requested from the company or accessed via www.governance.umicore.com.

Code of Conduct

Umicore operates a Code of Conduct for all employees, representatives and Board members. This Code is fundamental to the task of creating and maintaining a relation of trust and professionalism with its main stakeholders namely its employees, commercial partners, shareholders, government authorities and the public.

The main purpose of Umicore's Code of Conduct is to ensure that all persons acting on behalf of Umicore perform their activities in an ethical way and in accordance with the laws and regulations and with the standards Umicore sets through its present and future policies, guidelines and rules. The Code of Conduct contains a specific section on complaints and expressions of concern by employees and "whistleblower" protection.

The Code of Conduct is published in Appendix 4 to Umicore's Corporate Governance Charter.

Market Manipulation and Insider Trading

Annex 5 of Umicore's Corporate Governance Charter contains a specific policy related to the application of Belgian legislation regarding market manipulation and insider trading.

Compliance with the Code

Umicore's corporate governance systems and procedures are in line with the Code with the exception of provision 8.8 regarding the required shareholding level of 5 % for a shareholder to submit proposals to the general shareholders' meetings. For reasons of efficiency, Umicore has decided not to endorse this provision for the time being, maintaining the sole possibility provided under Article 532 of the Belgian Companies Code to any shareholder representing 20 % or more of the Company's capital to request that a general meeting of shareholders be convened by the Board of Directors. However, without prejudice to its right of rejection, the Board of Directors will consider any timely proposal submitted by a shareholder.

2009 Remuneration Report

Non-executive directors' remuneration

The remuneration of a non-executive Board member is as follows :

- **Chairman:** annual fixed fee : € 40,000 + € 5,000 per meeting attended.
- **Director:** annual fixed fee : € 20,000 +: € 2,500 per meeting attended.

The remuneration of a Committee member is the following :

Audit Committee

- **Chairman:** € 6,000 per meeting attended
- **Member:** € 4,000 per meeting attended

Nomination and Remuneration Committee

- **Chairman:** € 4,000 per meeting attended
- **Member:** € 3,000 per meeting attended

Policy

The procedure to develop a remuneration policy for the non-executive members of the Board consists in the first instance of an external benchmarking survey requested by the Nomination & Remuneration Committee and conducted by an external consultant. This benchmark is made against the remuneration of board members of quoted companies on the BEL20 Index as well as other European companies of similar size. The results of this survey are then reviewed and discussed within the Nomination & Remuneration Committee. The most recent survey was conducted in 2007 which led to the current board remuneration consisting of a fixed annual fee and an attendance fee per meeting. No other compensation element or long term incentives are granted to non-executive directors. No loans or guarantees have been granted by the Company to members of the Board.

2009 Board remuneration

Name		Fees (in €)	Meetings attended
Thomas Leysen * (Chairman)	Fixed annual fee	40,000	
(non-executive director)	Fee per attended meeting	5,000	8/8
	Nomination & Remuneration Fees	4,000	2/2
	Total remuneration	**88,000**	
Marc Grynberg	No remuneration as a director	None	8/8
(executive director)	(see hereafter 2009 CEO remuneration)		
Isabelle Bouillot	Fixed annual fee	20,000	
(independent, non-executive director)	Fee per attended meeting	2,500	8/8
	Nomination & Remuneration Fees	3,000	2/2
	Audit Committee Fees	4,000	4/4
	Total Remuneration	**62,000**	
Uwe-Ernst Bufe	Fixed annual fee	20,000	
(independent, non-executive director)	Fee per attended meeting	2,500	8/8
	Total Remuneration	**40,000**	
Jean-Luc Dehaene	Fixed annual fee	20,000	
(independent, non-executive director)	Fee per attended meeting	2,500	8/8
	Total Remuneration	**40,000**	
Arnoud de Pret	Fixed annual fee	20,000	
(independent, non-executive director)	Fee per attended meeting	2,500	8/8
	Audit Committee Fees	4,000	3/4
	Total Remuneration	**52,000**	
Shohei Naito	Fixed annual fee	20,000	
(independent, non-executive director)	Fee per attended meeting	2,500	8/8
	Total Remuneration	**40,000**	
Jonathan Oppenheimer	Fixed annual fee	20,000	
(non-executive director)	Fee per attended meeting	2,500	6/8
	Total Remuneration	**35,000**	
Guy Paquot	Fixed annual fee	20,000	
(independent, non-executive director)	Fee per attended meeting	2,500	8/8
	Nomination & Remuneration Fees	3,000	2/2
	Total Remuneration	**46,000**	
Klaus Wendel	Fixed annual fee	20,000	
(non-executive director)	Fee per attended meeting	2,500	8/8
	Audit Committee Fees	6,000	4/4
	Total Remuneration	**64,000**	

* **Benefits in kind : company car € 3,614.26**

In relation to his former capacity as CEO, Thomas Leysen was granted a last award of 50,000 stock options (ISOP 2009). In 2009, Thomas Leysen exercised 30,000 options (ISOP 2002) at an exercise price of € 7.53. On 19 November 2008, the Board of Directors agreed on a four-year consultancy agreement with Booischot n.v., a company controlled by Thomas Leysen. The four-year agreement started on 1 January 2009 and involves an annual fee of € 300,000.

On 31 December 2009, the aggregate number of shares held by the Board members amounted to 1,000,280.

Number of shares held by the members of the Board	
Thomas Leysen	886,020
Isabelle Bouillot	0
Uwe-Ernst Bufe	0
Jean-Luc Dehaene	135
Arnoud de Pret	5,000
Shohai Naito	0
Jonathan Oppenheimer	0
Guy Paquot	2,000
Klaus Wendel	7,125
Marc Grynberg	100,000
Total	1,000,280

Executive Committee 2009 remuneration

Policy

The Nomination & Remuneration Committee defines the remuneration policy principles for the Executive Committee and submits them to the Board of Directors. It strives to have a fixed remuneration in line with average market practices, as well as attractive long term rewards in case of superior long term performance of the company.

Annual incentive scheme and evaluation criteria

Umicore has adopted a variable remuneration scheme which aims to ensure that all Executive Committee members are rewarded in line with their individual performance as well as the overall performance of the Umicore Group.

The CEO's cash bonus can range from 0% to 80% of the fixed cash salary. The cash bonus for the CEO is determined by the Nomination and Remuneration Committee based on the overall financial performance of the Group, the achievement of the Group sustainable development objectives, the success of strategic initiatives and adherence to Group values. The cash bonus may be converted partly or totally into Umicore shares at the discretion of the CEO.

For the other Executive Committee members the bonus can range from 0 to 64% of the fixed cash salary. For the Executive Committee members (excluding the CEO) the cash bonus consists of two performance-related components, each making up 50% of the overall bonus. The first component relates to individual performance (including adherence to Group values, environmental performance and social performance) while the second component relates to the Return on Capital Employed (ROCE) of the Umicore Group. For the 2009 financial year the ROCE range for the variable remuneration of Executive Committee members' performance was set between 7.5 % (zero bonus) and a maximum of 17.5 %.

The annual performance of the CEO is assessed by the Nomination & Remuneration Committee and the results of this assessment are presented by the Chairman and discussed during a Board session where the CEO is not present.

The performance of the other Executive Committee members is initially assessed by the CEO. The annual performance of each Executive Committee member is discussed with the Nomination & Remuneration Committee. The results are presented by the Chairman of the Nomination & Remuneration Committee to the Board of Directors and discussed by the Board.

Long-term incentives

At Umicore, long-term incentives for Executive Committee members consist of shares and stock options. Their attractiveness is directly related to the medium and long term performance of the Umicore share.

Changes to the remuneration policy since the end of the financial year 2009

Based on a proposal of the Nomination & Remuneration Committee, the Board of Directors on 10 February 2010 approved the following changes to the remuneration of the members of the Executive Committee.

1. Annual incentive scheme and evaluation criteria applied as from the reference year 2010

Taking into account the draft law submitted by the Belgian government relating to variable remuneration (bonus) based on a longer period of performance, the following decisions were taken:

1.1 CEO

The CEO's cash bonus can range from 0 % to 100 % of the fixed cash salary, half of which involving an undeferred pay-out based on the annual individual performance including the annual overall financial performance of the Group, the achievement of the Group annual sustainable development objectives and adherence to the values of the Group.

The other half - involving a deferred pay-out - will be based on the success in the implementation of the strategic goals of the company. The deferred pay-out will be assessed over a multi-year timespan, with half of it paid after a period of 2 years and the other half after a period of 3 years.

1.2 Members of the Executive Committee

All the members of the Executive Committee will be eligible for the same gross bonus potential for the reference year 2010 at a maximum target of € 280,000 corresponding to a total performance of 200 %, half of which involves an undeferred pay-out, based on the annual individual performance (including adherence to Group values, environmental performance and social performance).

The other half - involving a deferred pay-out - will be based on reaching a number of strategic milestones and the Group profitability criterion, i.e. the Return on Capital Employed (ROCE) of the Umicore Group. The ROCE range remains set between 7.5 % (zero bonus) and a maximum of 17.5 %, corresponding to the maximum pay-out of 200%. The deferred pay-out will be assessed over a multi-year timespan, with half of it paid after a period of 2 years and the other half after a period of 3 years.

2. Executive Committee share grants applied as from 1 January, 2010

The number of the shares granted to each member of the Executive Committee – including the Chief Executive Officer - will be increased from 2,500 to 3,000, in recognition of services rendered in the previous year and following yearly approval by the Board of Directors.

In early 2010, based on this decision, the free shares grant plan for 2010 was implemented.

2009 CEO remuneration

The remuneration earned by the CEO for the reported year is detailed in the table below:

Remuneration earned by the CEO Marc Grynberg in 2009	(in €)
Status of the CEO	Self-employed
Fixed Remuneration	500,000
Variable Remuneration (paid for the reported year)	250,000
Total	**750,000**
Pension	
- Defined contribution plan	208,659
- Defined benefits plan (service cost)	26,013
Other Benefits : Representation allowance and insurances	26,275

Umicore does not award long-term cash incentives to its CEO.

2009 aggregate Executive Committee remuneration

Remuneration earned, in aggregate, by members of the Executive Committee in 2009 (not including the CEO)	(in €)
Fixed Remuneration	2,055,398
Variable Remuneration (paid for the reported year)	395,083
Total	**2,450,481**
Pension	
- Defined contribution plan	281,121
- Defined benefits plan (service cost)	250,579
Other Benefits : Representation allowances, company cars, insurances, benefits linked to expatriation*,...	454,153

*** Three Executive Committee members enjoy the usual expatriate perquisites in accordance with the local market practices**

Umicore does not award long-term cash incentives to its Executive Committee members.

Executive Committee share ownership and share grants

Shares are granted to the members of the Executive Committee after approval of the Board of Directors in recognition of services rendered in the previous year. The two following tables show respectively the number of shares held by the members of the Executive Committee at the end of 2009 and the number of shares granted in 2010 in recognition of services rendered in 2009.

Shares held by the members of the Executive Commitee

Name	Number of shares held at 31/12/2009
Marc Grynberg	100,000
Hugo Morel	21,250
Marc Van Sande	15,000
Martine Verluyten	12,000
Martin Hess	15,000
Pascal Reymondet	8,750
William Staron	2,250

Shares granted to the members of the Executive Committee

Decision body and date of decision	**Board of Directors on February 10, 2010, based on the Nomination & Remuneration Committee of February 9, 2010**		
Date when the shares become available	**09/02/2012**		
Name	**Number of shares**	**Price at which the shares have been awarded (in €)**	**Value of award (in €)**
Marc Grynberg	3,000	22.018	66,054
Hugo Morel	3,000	22.018	66,054
Marc Van Sande	3,000	22.018	66,054
Martine Verluyten	3,000	22.018	66,054
Martin Hess	3,000	22.018	66,054
Pascal Reymondet	3,000	22.150	66,450
William Staron	3,000	21.975	65,925

Executive Committee 2009 stock option grants

In 2009 stock options were granted to the Executive Committee members. Stock options allow the beneficiary to acquire a specific number of Umicore existing shares at a fixed price, the exercise price, within a specific period of time.

Decision body and date of decision	Board of Directors on February 11, 2009		
Type of plan	ISOP 2009 (1)		
Period during which the options can be exercised	From 01/03/2011 until 15/02/2016		
Name	**Number of options**	**Exercise Price (in €)**	**Value of award on grant (in €)**
Marc Grynberg	75,000	14.44	230,895
Alain Godefroid *	10,000	14.44	30,786
Hugo Morel	25,000	14.44	76,965
Marc Van Sande	25,000	14.44	76,965
Martine Verluyten	25,000	14.44	76,965
Martin Hess	25,000	14.44	76,965
Pascal Reymondet	25,000	14.44	76,965
William Staron	25,000	14.44	76,965

* Alain Godefroid retired on 31 March, 2009

Executive Committee options exercised in 2009[1]

Name	Number of options exercised	Exercise Price (in €)	Year of grant of options exercised	Number of options forfeited
Marc Grynberg	17,500	4.736	2003	0
Thomas Leysen*	30,000	7.530	2002	0
Hugo Morel	0			0
Marc Van Sande	0			0
Martine Verluyten	0			0
Martin Hess	0			0
Pascal Reymondet	0			0
William Staron	0			0

* Options awarded in his former capacity as CEO

1 Details of all options exercised and other share-related transactions of Executive Committee or Board members can be found on www.cbfa.be

Executive Committee options remaining to be exercised at end 2009

Based on Article 21 of the Belgian law on economic recovery "loi de relance économique/economische herstelwet" of March 27, 2009, the board of Directors decided to offer to people still owning stock options granted in 2006, 2007 and 2008 to extend by three years the exercise period of such options.

The total number of outstanding options held by the members of the Executive Committee amounts to 672,125. These options can be exercised at a strike price between € 4.736 and € 32.570.

Contractual relationships

Contract between Umicore and Marc Grynberg, Chief Executive Officer

Taking into account Marc Grynberg's seniority in the Umicore Group:

- In case of termination of the contract by Umicore and in line with the new corporate governance guidelines but subject to applicable legislation, a total compensation equivalent to 18 months of his annual base salary (bonus excluded) will be paid.

- Subject to applicable legislation, a total compensation of three years of annual base salary (bonus excluded) as minimum indemnity will be paid to the Chief Executive Officer if his function as Chief Executive Officer will be terminated within a 12 month period following a change of control due to a take over bid (not cumulative with previous provision).

- It is at the Board of Directors' discretion as to whether the cash bonus would form part of any final indemnity

Contracts between Umicore and Executive Committee members

- Following a Board decision taken in 2007, in case the employment of an Executive Committee member should be terminated within twelve months of a change of control of the Company, that member would stand to receive a total compensation equivalent to 36 months' base salary.

The auditor's remuneration

The world-wide audit remuneration for the statutory auditor and its affiliated companies totalled € 2.250 million, including an amount of € 1.957 million for the statutory audit missions (€ 0.476 million for the audit of the mother company) and € 0.293 million for non-statutory audit services including audit-related and other attestation services (€ 0.073 million), tax related services (€ 0.114 million) and other non-audit related services (€ 0.106 million).

Risk Management

Umicore's management takes an entrepreneurial approach to developing the company's business. This approach means that taking calculated risks is an integral part of the development of the company. In order to successfully exploit business opportunities and at the same time limit possible business losses Umicore operates a comprehensive risk management system. The aim of this system is to enable the company to identify risks and to mitigate these identified risks to an acceptable level wherever this is possible.

Risk Assessment

The first step in the risk management system is to enable and channel the identification of various risks. Umicore has a decentralized business structure and therefore the primary source of risk identification lies with the business units themselves. Umicore has established a Business Risk Assessment (BRA) process that each business unit and corporate department will undertake each year. The BRA process requires that all units carry out a risk scan in order to identify all significant risks (financial and non-financial) that might affect the business's ability to meet its objectives. The process then requires that these risks be described in detail, and an impact and likelihood assessment be carried out. Finally the businesses are expected to outline the short, medium and long-term controls in place to mitigate or offset these risks. These BRAs are then fed back to the member of the Executive Committee responsible for that particular business area. A consolidated review takes place at the level of the Executive Committee, the outcome of which is presented to the Board of Directors.

All Group entities have to comply with a uniform set of internal controls (minimum internal control requirements), covering the following 12 areas: Internal Control Environment, Financial Closing & Reporting, Fixed Assets, Procure-To-Pay, Order-To-Cash, Inventory Management, Hedging, Treasury, Tax, Information Systems Management, Human Resources, Travel & Entertainment. Compliance is monitored by means of annual self assessments to be signed off by Senior Management and their outcome is reported to Corporate Finance, which presents a consolidated report to the Audit Committee.

Wherever possible each business unit and corporate department is responsible for managing its own identified risks. The Executive Committee has the responsibility to intervene in cases where managing a certain risk is beyond the capacities of a particular business unit. The Executive Committee and the Chief Executive Officer are also responsible in a broader context for identifying and dealing with those risks that affect the broader Group such as macroeconomic risks.

A specific monitoring role is given to Umicore's Internal Audit department in order to provide assurances that the risk management process is respected, that the minimum internal control requirements are met, and that the unit and departmental risk identification and management is carried out effectively. The Executive Committee has the responsibility to inform the Board of Directors of the most significant risk exposures and the related risk management plans in place. The Audit Committee of the Board of Directors carries out an annual review of the company's internal control and risk management systems.

Risks

Umicore faces risks that in broad terms can be categorized as follows:

Strategic: including risks related to macro-economic and financial conditions, technological changes, corporate reputation, political and legislative environment.

Operational: including risks related to changing customer demand, supply of raw materials, distribution of products, credit, production, labour relations, human resources, IT infrastructure, occupational health and safety, emission control, impact of current or past activities on the environment, product safety, asset and data security, disaster recovery.

Financial: including risks related to treasury, tax, forecasting and budgeting, accuracy and timeliness of reporting, compliance with accounting standards, metal price and currency fluctuation, hedging. Most industrial companies would normally expect to face a combination of the risks similar to that listed above. It is not the intention to provide exhaustive details on each risk posed to the company in this report. However, the most noteworthy risks either in their relevance to Umicore or in the company's way of dealing with them, have been highlighted below.

Market risk

Umicore has a diverse portfolio of activities serving a number of different market segments and in most of its business has a truly global presence. No one end-user market segment or industry accounts for more than 50 % of Umicore's sales. In terms of overall exposure the main end markets served by Umicore are automotive, consumer electronics and construction. In each business segment –notably Precious Metals Services – Umicore's business model also focuses on sourcing secondary or end-of-life materials for recycling. In many instances the availability of these materials is dependent on the levels of activity in specific industries or at specific customers where Umicore provides closed-loop recycling services. A diverse portfolio and wide geographical presence help to mitigate the risk of over-exposure to any one particular market.

Technology risk

In recent years Umicore has evolved into a materials technology Group with a strong focus on the development of innovative materials and processes. The choice and development of these technologies represents the single biggest opportunity and risk for Umicore. In order to manage this risk and to enhance the effectiveness of technology screening and implementation processes Umicore carries out a technology review at Executive Committee level three times every year. All business units are also expected to carry out an annual technology review. The purpose of these technology reviews is to verify the suitability, potential and risks of those technologies that are screened and pursued and to ensure that they are in line with Umicore's strategic vision. In 2009 Umicore adopted a system to track the quality of its research and development efforts. This system is primarily based on a self-assessment tool for the business units and Group R&D and will be fully deployed through the organization during 2010.

In terms of organization Umicore's R&D efforts comprise initiatives at both Group and business unit level. A Chief Technology Officer was appointed in 2005. Among other elements he is tasked with ensuring the co-ordination of the various R&D efforts throughout the Group. In 2007 five R&D platforms were created which provide a framework for those R&D elements that have a high degree of relevance across the Group namely Fine Particle Technology, Recycling & Extraction Technology, Scientific and Technical Operations Support, Environment Health and Safety and Analytical Competences. Efforts are also made to promote best practice in knowledge management, information sharing, training and networking throughout the R&D community at Umicore.

In 2009 Umicore spent the equivalent of some 6.9 % of Group revenues (excluding metal content) on research and development. To the greatest extent possible, the financial support for the R&D efforts is maintained irrespective of short-term fluctuations in the financial performance of the Group

With regard to intellectual property (IP) risk, a Group IP committee co-ordinates the protection of IP at Group level and promotes best practice in this regard at the level of the business units, which have their own IP committees. Umicore filed 41 patents in 2009.

Supply risk

Umicore is reliant on supplies of metals-containing raw materials in order to produce its products. Some of these raw materials are comparatively rare. In order to mitigate the risk of supplies becoming difficult to source Umicore adopts a policy of attempting where possible to enter into longer-term contracts with its suppliers. In some cases the company holds strategic reserve stocks of certain key raw materials. The company also attempts to source its materials from a geographically diverse range of locations. Umicore's focus on recycling also means that its supply needs are only partially dependent on supplies of virgin material from mines - a significant proportion of the company's feed coming from secondary industrial sources or end-of-life materials. Where possible Umicore seeks to partner with customers in a "closed-loop" business model thereby integrating sales and the recycling of the customer's residues in one package. In 2008 Umicore began a process to seek further improvements in the company's approach to sustainable procurement. This resulted in the creation of the Umicore Sustainable Procurement Charter and the launch of a pilot sustainable procurement project to evaluate a limited group of suppliers. The Charter will be gradually rolled out towards Umicore's suppliers as from 2010.

Debt and credit risk

Umicore aims to safeguard the business through sound financial management and by maintaining a strong balance sheet. Although there is no fixed target regarding debt levels the company aims to maintain an investment grade status at all times. We also seek to maintain a healthy balance between short term and longer term debt and between debt secured at fixed and floating interest rates. Umicore is exposed to the risk of non-payment from any counterparty in relation to sales of goods or other commercial operations. Umicore manages this risk through application of a credit risk policy. Credit insurance is often used to reduce the overall level of risk but in certain businesses where the costs of insurance are not justifiable in proportion to the risks involved, and where customer concentration levels permit, no insurance is used. Business managers are also encouraged to pay particular attention to the evolution of trade receivables. This is done in the broader context of working capital management and Group efforts to reduce capital employed. The largest part of the variable pay of managers is linked to return on capital employed.

For more details on credit risks please see the Financial Statements note 3.

Currency risk

Umicore is exposed to structural, transactional and translational currency risks. Structural currency risk exists where the company generates more revenues in one currency compared to the costs incurred in that currency. The single biggest sensitivity of this nature exists for the US dollar. At the end of 2009 Umicore's sensitivity to movements in the EUR-USD exchange rate (in the absence of any hedging arrangements and for non-metal-price related elements only) was approximately € 1 million for every US cent change in the exchange rate. This sensitivity is based on the exchange rate prevailing at the end of 2009. Transactional currency exposure is hedged to the maximum extent possible while the company sometimes engages in structural currency hedges to gain visibility on future cash flows.

Umicore also faces translational currency risks where it consolidates the earnings of subsidiaries not using the Euro as their reporting currency. This risk is not typically hedged.

For more details on currency risks, sensitivities and hedging approach please see the Financial Statements note 3.

Metal price risk

Umicore is exposed to risks relating to the prices of the metals which it processes or recycles. The structural metals-related price risks relate mainly to the impact that metal prices have on surplus metals recovered from materials supplied for treatment. Transactional metals price risks are linked to the exposure to any fluctuations in price between the moment raw materials are purchased (i.e., when the metal is "priced in") and the moment the products are sold (i.e., when the metal is "priced out"). A risk also exists in the company's permanently tied up metal inventories. This risk is related to the market metal price moving below the carrying value of these inventories. For more information on these risks including details on the risk management approach please refer to page 84-85 of this report.

Substitution risk

Achieving the best cost-performance balance for their products is normally a priority for Umicore's customers. There is always a risk that customers will seek alternative materials to integrate in their products should those of Umicore not provide this optimum balance. The risk is especially present in those businesses producing materials containing expensive metals (especially those with historically volatile pricing characteristics). Umicore actively seeks to pre-empt this search for substitute materials by developing such substitutes itself using less costly materials with lower pricing volatility and where possible without impacting the performance provided for the customer's product.

Regulatory risk

Like all companies, Umicore is exposed to the evolution of the regulatory environment in the countries or regions within which it does business. It should be noted that Umicore's businesses stand to benefit from certain regulatory trends, notably those regarding more stringent emission controls for vehicles and enforced recycling of end-of-life products such as electronic goods.

Some environmental legislation does present operational challenges, however. The REACH Directive came into force in the European Union in June 2007 and it introduced the need for new operational procedures regarding the registration, evaluation and authorization of chemical substances. Umicore has created an operational network of REACH managers at business unit level coordinated by a REACH implementation manager.

In 2009 the list of raw materials, intermediates and products for REACH registration was fine-tuned. Communication with customers and suppliers has started on the identification of the applications to be covered. The priorities for Umicore are to seek the most efficient way to prepare for registration, to monitor closely the evolution of the SIEF (Substance Information Exchange Fora) and to continue its involvement in various consortia with other companies in order to improve the process for collecting the necessary data for its most important substances. The EHS competence platform at R&D will continue to play an important role in the technical support of these Umicore REACH activities. All costs associated with REACH compliance are considered as a cost of doing business.

Stakeholder relations

Umicore is a publicly listed company. As such, it interacts with a number of parties who have an interest in the way in which the company conducts business. The relationship that the company is able to foster with these parties - or stakeholders - has a direct impact on the company's success.

Stakeholder engagement at Umicore is, in the first instance, based on a localized approach whereby all sites are required to identify their respective stakeholders and to establish suitable plans for engagement. This approach was formalized with the introduction of the Group-wide sustainable development objectives in 2006. Each site is expected to have formulated a clear plan for stakeholder identification and engagement by 2010. At the end of 2009 some 90 % of all sites had outlined their plans in this regard - up from 29 % in 2006, 60 % in 2007 and 78 % in 2008. In many instances, such as the dialogue with customers and suppliers, the stakeholder relationships are primarily managed by the business units themselves, in line with Umicore's de-centralized approach to managing its businesses.

At Group level the company has taken the first steps towards initiating an identification process for its main stakeholders and to undertake a more formal, structured dialogue with these parties.

In 2008 the company joined the stakeholder networking group KAURI in Brussels. This has opened the door to a broader dialogue with stakeholders, notably non-governmental organizations. Although this network has a predominantly Belgian and European focus it is expected to serve as an important springboard for the development of an even broader stakeholder identification and feedback mechanism. In 2009 for example, the network provided help to set up an external sounding board to review Umicore's reporting on its sustainability objectives. This complemented an internal exercise conducted with representatives of business units, shared operational functions and corporate departments to develop a new set of sustainability objectives for the period 2011-2015.

Umicore is an active participant in various industry associations through which it engages with policy makers in order to contribute to the better understanding of industry-related issues. These associations are also important platforms for Umicore to contribute to broader, industrywide action on sustainable development. On a less formal level, members of Umicore's senior management are often called upon or volunteer to participate in public fora to discuss Umicore's business performance and sustainable development approach. Such events provide the opportunity to interact with various groups including business leaders, academics and civil society.

Highlighted below are Umicore's main stakeholder groups. These have been categorized in broad terms using generic stakeholder categories that apply to most industrial organizations. Also shown are the nature of the transactions that occur and a brief description of how the dialogue between Umicore and the stakeholders operates.

Suppliers

Umicore provides: profits
Suppliers provide: goods and services

Umicore operates four business groups on five continents. These business groups not only require materials to make their products but also energy, transportation and a range of other services. Overall Umicore has more than 10,000 suppliers world-wide. These suppliers benefit from Umicore's presence as a customer; during 2009 Umicore paid these suppliers some € 6.2 billion (including the metal content of raw materials).

Umicore is engaged in constant dialogue with its suppliers, primarily to ensure mutually acceptable terms and conditions for continued partnership such as prompt and uninterrupted delivery of materials / services and timely payment. The business units are primarily responsible for the purchases of raw materials while the corporate Purchasing and Transportation department is involved in ensuring the Group's transportation, energy and other provisioning needs are met.

Umicore has traditionally taken care to source its materials and services from suppliers of good standing and reputation. In the past Umicore's procurement approach was primarily focused on business ethics and adherence to the principles of Umicore's Code of Conduct. In 2005 this approach was further detailed in a group-wide Procurement Policy which set out certain standards regarding procurement within Umicore. In 2008 Umicore began a process to seek further improvements in the company's approach to sustainable procurement. This resulted in the creation of the Umicore Sustainable Procurement Charter and the launch of a pilot sustainable procurement project to evaluate a limited group of suppliers. The Charter will be gradually rolled out towards Umicore's suppliers as from 2010.

Customers

Umicore provides: materials and services
Customers provide: profits

Umicore's ambition is to produce "materials for a better life". The company's materials can be found in a wide variety of applications that make day-to-day life more comfortable and which help contribute to a cleaner environment.

Umicore has an international customer base, with 38 % of 2009 turnover being generated outside Europe (excluding Metals Management operations).

Umicore's customer base tends to be other industrial companies who use Umicore's materials to make products. Only in a very few instances does the company make products that are sold directly to the public. The business units are responsible for providing support to their customers in order to better understand the hazards and risks of any products that are either in the market or in development. Interaction with customers is an on-going process and is managed by the business units. All business units have a customer feedback process where they are able to gauge periodically the level of customer satisfaction with their products and services. In the more technologically advanced businesses the relationship with the customer is often more integrated. Developing advanced products often involves years of research and development work in direct collaboration with such customers.

Employees

Umicore provides: remuneration, training and learning opportunities
Employees provide: skills, competences & productivity

Umicore and its associates employ some 13,700 people around the world. The company invests significant resources in ensuring its status as an employer of choice in all the regions in which it operates. During 2009 Umicore paid a total of € 471.7 million in the form of salaries and other benefits for its employees. Social security payments totalled € 105.7 million.

Umicore is committed not only to providing good salaries and working conditions to its employees but also to providing the necessary occupational and professional training opportunities. Employees are expected to adhere to the principles and policies outlined in The Umicore Way and Umicore's Code of Conduct. Open dialogue is promoted between the company and its employees. This dialogue includes a three-yearly employee satisfaction survey (see the 2007 annual report for the results of the 2007 survey).

Umicore respects the principle of collective bargaining wherever it is requested. While such practice is commonplace in Europe, in some other locations collective bargaining mechanisms and trade unions are less common or face local legal restrictions. In September 2007 Umicore signed a sustainable development agreement with the International Metalworkers' Federation and the International Federation of Chemical, Energy, Mine and General Workers' Unions on the global Group-wide implementation of its policies on human rights, equal opportunities, labour conditions, ethical conduct and environmental protection. The agreement allows both trade unions to participate constructively in the pursuit of these objectives. A joint monitoring committee composed of both parties sees to the implementation of the agreement.

Supplementary channels of company-wide communication include the Group intranet and a world-wide in-house newspaper "Umicore Link".

Investors and funders

Umicore provides: return on investment
Investors provide: capital and funds

Umicore's investor base has diversified significantly in recent years. At the end of 2009 the company's shareholders were primarily situated in Europe and North America.

Umicore strives to provide timely and accurate company information to the investment community. These communication efforts include management roadshows and site visits, conferences, investor fairs for individual investors, webcasts and conference calls. During 2009 19 brokerage firms published equity research notes on Umicore. In 2009 Umicore was awarded the prize for both Best analyst/investor meeting by a small or mid-cap company as well as Best investor relations by a company in the metals/mining/steel sector in the IR Magazine UK & Continental Europe Awards. This was the result of an independent poll of some 750 investors and analysts.

Banks make up the vast majority of the company's creditors and debt investors. Umicore has credit lines with numerous banks both in Belgium and elsewhere.

Dialogue with the banks is primarily the responsibility of the corporate Finance Department although each legal entity within Umicore maintains business relationships with the banking community. Umicore also has in issue a € 150 million bond with a maturity date of 18 February 2012. The bond is listed on the Brussels stock exchange.

Society

Umicore provides: wealth and innovative products and processes
Society provides: licence to operate

Through employment Umicore participates in the generation of wealth in the areas in which it operates. Although wealth generation is an obvious benefit, the manner in which this wealth is generated is also of great importance. Ultimately Umicore can only continue operating if it has the licence to do so from society. In order to maintain this licence, Umicore does the utmost to operate in a way which promotes sustainable development. This goes beyond operating within the legally defined boundaries set for all companies. Umicore sets its own standards which are applicable across the Group and which frequently surpass the demands of legislation in many areas where the company operates. In addition to this commitment to sound operating practices, Umicore also strives to develop materials which will enhance peoples' quality of life.

Contact with the communities in which Umicore operates is the most direct way in which the company can interact with society. Open and transparent dialogue with such communities is an integral part of Umicore's stakeholder engagement and makes up one of the company's social objectives for 2010 (see page 62-63). Certain civil society groups (known as non-governmental organizations) also periodically declare a stake in Umicore's operations and the way the company does its business. Umicore welcomes such interest and attempts to engage with such groups in an open and constructive manner. In its capacity as a member of the World Business Council for Sustainable Development Umicore has participated in a working group to set out a vision for the role of business in the future. Entitled "Vision 2050: The new agenda for business" the document was published in New Delhi in February 2010. Umicore is also a member of Business and Society - a Belgian alliance of companies and civil society groups,

Associate and joint venture companies

Umicore provides: investment and guidance
Associate and joint venture companies provide: contribution to Umicore profits, technological complementarities, market access

Umicore has investments in various business activities over which it does not exercise full management control. Associate companies are those in which Umicore has a shareholding of more than 20 % but less than 50 % while joint ventures usually entail a 50:50 split in ownership and control. Joining forces is seen as a way to speed up technological developments or gain access to specific markets. Umicore has effective management control at half of the 10 associate and joint venture companies in which it holds a stake. Where management control is not exercised by Umicore, representation on the Board of Directors is the way in which Umicore is able to guide and control the management and monitor business developments. Although Umicore cannot impose its own policies and procedures on any associate (or indeed any joint venture where it does not possess majority voting rights) there is a clear communication of Umicore's expectation that the operations be run in accordance with the principles of the Umicore Way.

Umicore is rigorous in safeguarding any intellectual property that it shares with associate or joint venture partners. A full list of associate and joint venture companies can be found on page 94 of this report.

Public sector and authorities

Umicore provides: taxes
Public sector and authorities provide: services and formal licence to operate

Umicore paid a total of € 57.0 million in taxes as a result of its operations in 2009. Umicore's employees also contributed a total of some € 105.7 million in social security payments. Umicore periodically enters into partnerships with public institutions such as universities with the primary aim of furthering certain research projects. Similarly, partnerships and research grants are occasionally contracted with public organizations. Four significant grants (i.e. over € 0.5 million individually) were received in 2009. The company has a policy of not making donations to political parties or organizations.

Efforts to further improve contacts with public authorities worldwide, with the aim to raise the profile and understanding of Umicore's technologies, including possible access to government funding, were further integrated with the appointment in 2009 of a Senior Vice-President for Governmental Affairs.

When specific issues arise which are of interest to Umicore the company usually communicates its position through the industry groups to which it is affiliated. The company is mindful of the sensitivity of taking positions on issues of public interest. With this in mind Umicore has developed Group-wide guidelines regarding how this should be done in a responsible way (these can be downloaded on the Group website). The main organizations on which Umicore is represented (both at corporate and business unit level) in 2009 are listed below:

Corporate:

- World Business Council for Sustainable Development (WBCSD)
- European Round Table of Industrialists (ERT)
- Eurometaux
- Agoria (Belgian multi-sector federation for the technology industry)
- World Fuel Cell Council

Advanced Materials:

- Cobalt Development Institute
- Nickel Institute

Precious Metals Products and Catalysts:

- Emission control associations at regional and national level (US, SA, Brazil, China, European Union) – see http://www.automotivecatalysts.umicore.com/en/links/for a selection of links
- German Chemical Federation (VCI)

Precious Metals Services:

- European Electronics Recyclers Association
- International Association of Electronics Recyclers
- International Platinum Association
- International Precious Metals Institute
- International Antimony Association

Zinc Specialties:

- International Zinc Association

Several of Umicore's business units are signatories of the "Responsible Care" programme for the chemicals industry and some are also members of the European Chemical Industry Council (CEFIC).

Board of Directors

Thomas Leysen, 49
Chairman, Non-Executive Director

Thomas Leysen became Chairman of Umicore in November 2008 after having served as Chief Executive Officer of Umicore since 2000. He is also Chairman of Corelio, a Belgian media company. He is a member of the Board of micro-electronics research centre IMEC, a member of the supervisory Board of Bank Metzler, Germany, and a member of the board of Compagnie Maritime Belge (CMB), Etex Group and UCB. He took up the position of Chairman of the Federation of Enterprises in Belgium (FEB/VBO) in April 2008.

Director since: 10 May 2000
Expiry of mandate: Ordinary General Meeting of 2012
Chairman since: 19 November 2008
Chairman of the Nomination & Remuneration Committee since: 19 November 2008

Marc Grynberg, 44
Chief Executive Officer, Executive Director

Marc Grynberg was appointed Chief Executive Officer of Umicore in November 2008, succeeding Thomas Leysen. He joined Umicore in 1996 as Group Controller. He was Umicore's CFO from 2000 until 2006, after which he became the head of the Group's Automotive Catalysts business unit until his appointment as Chief Executive Officer. Marc holds a Commercial Engineering degree from the University of Brussels (Ecole de Commerce Solvay) and, prior to joining Umicore, worked for DuPont de Nemours in Brussels and Geneva.

Director since: 19 November 2008
Expiry of mandate: Ordinary General Meeting of 2012
Chief Executive Officer since: 19 November 2008

Isabelle Bouillot, 60
Independent, Non-Executive Director

Isabelle Bouillot holds a diploma of the French "National School of Administration". She has occupied different positions in French public administrations, among them economic advisor for the President of the Republic between 1989 and 1991 and Budget Director at the Ministry of Economy and Finance between 1991 and 1995. She joined the Caisse des Dépôts et Consignations as Deputy Chief Executive Officer in 1995 and was in charge of financial and banking activities. Between 2000 and 2003, she was Chief Executive Officer of the Investment Bank of the Group CDC IXIS. She is presently President of China Equity Links and a member of the board of Saint-Gobain.

Director since: 14 April 2004
Expiry of mandate: Ordinary General Meeting of 2010
Member of the Audit Committee since: 13 April 2005
Member of the Nomination & Remuneration Committee since: 13 April 2005

Uwe-Ernst Bufe, 65
Independent, Non-Executive Director

Uwe-Ernst Bufe was CEO of Degussa until May 2000. He is a member of the Board of Akzo Nobel N.V. (Netherlands) as well as a member of the Non Executive Board of SunPower Inc. (USA).

Director since: 26 May 2004
Expiry of mandate: Ordinary General Meeting of 2011

Jean-Luc Dehaene, 69
Independent, Non-Executive Director

Jean-Luc Dehaene has occupied several ministerial posts and was Prime Minister of Belgium from 1992 to 1999. He is Chairman of Dexia as well as a member of the Board of AB InBev, Corona-Lotus and of Thrombogenics. He is a member of the European Parliament.

Director since: 1 October 1999
Expiry of mandate: Ordinary General Meeting of 2011

Arnoud de Pret, 65
Independent, Non-Executive Director

Arnoud de Pret was with Morgan Guaranty Trust Company in New York from 1972 until 1978. From 1978 until 1981 he was group treasurer of Cockerill-Sambre, and until 1990 he was group finance manager and member of the Executive Committee of UCB. He was Chief Financial Officer and member of the Executive Committee of Umicore from 1991 until May 2000. He is a member of the Board of AB InBev, Delhaize Group, Sibelco, UCB, L'Intégrale and of the French company Lesaffre & Cie. He is a member of the Supervisory Board of Euronext BV Amsterdam.

Director since: 10 May 2000
Expiry of mandate: Ordinary General Meeting of 2011
Member of the Audit Committee since: 1 January 2001



From left to right: Arnoud de Pret, Guy Paquot, Jean-Luc Dehaene, Uwe-Ernst Bufe, Thomas Leysen, Klaus Wendel, Isabelle Bouillot, Shohei Naito, Marc Grynberg, Jonathan Oppenheimer, Géraldine Nolens (secretary to the Board)

Shohei Naito, 66
Independent, Non-Executive Director

Shohei Naito started his career at the Japanese Ministry of Foreign Affairs. At the Ministry he served as Director General for Consular Affairs & Migration and as Chief of Protocol. Mr Naito has filled several diplomatic functions overseas and he was appointed as Ambassador in 1996. Since that date he has served as Japan's ambassador to Cambodia, Denmark concurrently with Lithuania and Belgium. He left the diplomatic service at the end of 2006. He is now Senior Fellow at The Japan Institute of International Affairs.

Director since: 25 April 2007
Expiry of mandate: Ordinary General Meeting of 2010

Jonathan Oppenheimer, 40
Non-Executive Director

Jonathan Oppenheimer joined the De Beers Group in 1994 and became a Director of De Beers S.A. in 2006. He is also a member of its Executive Committee. He is also the chairman of De Beers Canada Inc. and of Element Six Abrasives Group of companies. In view of his chairmanship of Element Six (in which Umicore has a stake), he is considered to be a non-independent Director.

Director since: 5 September 2001
Expiry of mandate: Ordinary General Meeting of 2011

Guy Paquot, 68
Independent, Non-Executive Director

Guy Paquot joined the Bank Nagelmackers group in 1969 and became Chairman and managing director of Financière Lecocq (a Nagelmackers subsidiary) in 1986. In 1994 Financière Lecocq became known as Compagnie Mobilière et Foncière du Bois Sauvage. In 2003 he left his position as managing director but remains Chairman of Compagnie du Bois Sauvage. He is Chairman of Neuhaus and a member of the Boards of Recticel, Noel Group, Nomacorc SA and Serendip as well as the Quartier des Arts foundation.

Director since: 13 April 2005
Expiry of mandate: Ordinary General Meeting of 2011
Member of the Nomination and Remuneration Committee since: 13 April 2005

Klaus Wendel, 66
Non-Executive Director

Klaus Wendel, after a career in financial management with General Electric (USA), Siemens, Cockerill Sambre and CBR, joined Société Générale de Belgique in 1988 as member of the Executive Committee, responsible for group control. Since 2000 he has been an independent consultant. He is member of the Board of Recticel.

Director since: 26 July 1989
Expiry of mandate: Ordinary General Meeting of 2012
Chairman of the Audit Committee since: 13 April 2005

Karel Vinck
Honorary Chairman

Executive Committee



From left to right: Hugo Morel, Pascal Reymondet, Martin G. Hess, Marc Grynberg, Martine Verluyten, William Staron, Marc Van Sande

Marc Grynberg, 44
Chief Executive Officer

Marc Grynberg was appointed Chief Executive Officer of Umicore in November 2008, succeeding Thomas Leysen. He joined Umicore in 1996 as Group Controller. He was Umicore's CFO from 2000 until 2006, after which he became the head of the Group's Automotive Catalysts business unit until his appointment as Chief Executive Officer. Marc holds a Commercial Engineering degree from the University of Brussels (Ecole de Commerce Solvay) and, prior to joining Umicore, worked for DuPont de Nemours in Brussels and Geneva.

Martine Verluyten, 58
Chief Financial Officer: Finance, Information Systems

Martine Verluyten joined Umicore in 2006 from Mobistar, Belgium's second largest mobile phone operator, where she also held the position of Chief Financial Officer. Before that she held a number of international positions at advanced plastics firm Raychem, both in Belgium and the United States. She started her career with KPMG as an auditor.

Martin G. Hess, 57
Executive Vice-President: Precious Metals Products, Cobalt & Specialty Materials, Corporate Development

Martin G. Hess joined Degussa in 1972 as a commercial trainee. He served in a variety of functions and business units, gathering extensive international experience in Africa and Asia. Between 1999 and 2006, he headed the Automotive Catalysts business unit. Subsequently he led the Zinc Specialties business group during the transition of the zinc refining activity into Nyrstar, after which he took over responsibility for the Cobalt & Specialty Materials and Precious Metals Products businesses while being responsible for Corporate Development. He joined the Umicore Executive Committee in 2003.

Hugo Morel, 59
Executive Vice-President: Precious Metals Services, Procurement and Transport, Corporate Security

Hugo Morel holds a Masters degree in Metallurgical Engineering from the University of Leuven. He joined Umicore in 1974 and held several positions in production, commercial, strategy and general management. He headed the Zinc Chemicals business unit from 1996 to 1997 and was appointed to his present position in 1998. He joined the Executive Committee in 2002.

Pascal Reymondet, 50

Executive Vice-President: Zinc Specialties

Pascal Reymondet holds an MSc from Stanford University and an Engineering degree from the Ecole Centrale in Paris. He held different management positions within the Degussa group including management of the Port Elizabeth and Burlington automotive catalyst plants. He joined the Umicore Executive Committee in 2003 to be in charge of the Precious Metals Products group. In September 2007, he was appointed to head the Zinc Specialties group.

William Staron, 61

Executive Vice-President: Automotive Catalysts

William Staron holds a degree in Mechanical Engineering from Ohio University and has a long experience in the catalyst industry. During his time at Engelhard (now BASF), he headed the Environmental Catalyst, Specialty Minerals & Colors, and the Chemical Catalyst Groups. William joined Umicore in 2002 as Senior Vice-President for Automotive Catalysts in North America. In 2007, he was appointed as Head of Global Research & Technology for the Automotive Catalysts division. In October 2008 he succeeded Marc Grynberg as the head of that business unit.

Marc Van Sande, 57

Executive Vice-President: Chief Technology Officer

Marc Van Sande holds a PhD in Physics from the University of Antwerp as well as an MBA. He joined Umicore in 1980, and held several positions in research, marketing and production. In 1993 he was appointed Vice-President of the Electro-Optic Materials business unit and he joined the Executive Committee as Executive Vice-President of Advanced Materials in 1999. He assumes the role of Chief Technology Officer since 2005 and has responsibility for the Electro-Optic Materials, Thin Film Products and Precious Metals Chemistry businesses.

Senior Management







Advanced Materials

Dirk Uytdewilligen, Senior Vice-President Cobalt & Specialty Materials
Klaus Ostgathe, Senior Vice-President Thin Film Products
Michel Cauwe, Senior Vice-President Electro-Optic Materials

Zinc Specialties

Pascal Reymondet, Executive Vice-President Zinc Specialties
Guy Beke, Senior Vice-President Zinc Chemicals



Precious Metals Services

Hugo Morel, Executive Vice-President, Precious Metals Services
Ralf Drieselmann, Senior Vice-President, Precious Metals Management



CTO Organisation

Ignace de Ruijter, Senior Vice-President
Jan Vliegen, Senior Vice-President
Marc Van Sande, Chief Technology Officer (CTO)
Guy Ethier, Senior Vice-President Environment, Health and Safety
Stephan Csoma, Senior Vice-President Governmental Affairs



Corporate

Luc Gellens, Senior Vice-President Corporate Development
Géraldine Nolens, Senior Vice-President Legal Affairs
Bernhard Fuchs, Senior Vice-President Greater China
Franz-Josef Kron, Senior Vice-President South America
Edwin D'Hondt, Senior Vice-President Information Systems



Precious Metals Products & Catalysts

Dietmar Becker, Senior Vice-President Technical Materials
Joerg Beuers, Senior Vice-President Jewellery & Electroplating
Michael Neisel, Senior Vice-President Automotive Catalysts Europe and Africa
William Staron, Executive Vice-President Automotive Catalysts
Dieter Lindner, Senior Vice-President R&T Automotive Catalysts

Glossary

A(H1N1):

Strain of influenza virus

Biodiversity:

The variability among living organisms from all sources including, inter alia, terrestrial, marine and other aquatic ecosystems and the ecological complexes of which they are part; this includes diversity within species, between species and of ecosystems.

Biomarker of exposure:

Substance or its metabolite that is measured in biological fluids (e.g. blood) to assess internal body exposure.

CDC:

Centers for Disease Control and Prevention; a US based organisation focusing on disease prevention and control, environmental health and health promotion and education.

Decibel:

Unit of noise level

Frequency rate lost time accidents:

Number of lost time accidents per million hours worked. Accidents on the road to and from work are excluded.

Global Reporting Initiative® (GRI):

The GRI is a long-term multi-stakeholder, international process whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.

Greenhouse gases:

Gases contributing to global warming such as CO_2, methane, etc.

Headcount:

Number of employees (blue collar, white collar, managers) on Umicore's payroll at the end of the reported period. Number includes part-time, old age part-time and temporary employees but excludes employees with a dormant contract and subcontracted employees.

Hours of training per person:

Average number of training hours per employee - including internal and external training and training on-the-job. Training on-the-job can include the hours a person is being trained on the shop-floor, without being fully productive. The total number of training hours is divided by the headcount.

ISO 14001:

"International Standards Organisation" specification for environmental management systems (ref. ISO).

Lost-time accident:

A workplace injury resulting in more than one shift being lost from work.

Microgramme per decilitre blood:

Unit of metal content in blood.

Microgramme per gramme creatinine:

Unit of the metal content in the urine.

Nano materials:

Materials consisting of microscopic particles with at least one dimension less than 100 nanometre.

Process safety:

Safety issues related to the use and storage of hazardous chemical substances that may present a hazard to the employees, neighbouring people and the environment.

OHSAS 18001:

"Occupational Health and Safety Assessment Series", a Health and Safety management system.

REACH:

Registration, Evaluation and Authorization of Chemicals; new EU chemicals policy.

Recordable injury:

A workplace injury resulting in more than one first aid treatment or in a modified working programme but excluding lost-time accidents.

Recovery:

The collection of waste materials with the aim of returning them to the recycling process.

Recycled materials:

Materials that have ended a 1st life cycle and will be reprocessed through recycling leading to a 2nd, 3rd ... lifecycle.

Risk assessment:

The evaluation of the risks of existing substances to man, including workers and consumers, and to the environment, in order to ensure better management of those risks.

Secondary raw materials:

By-products of primary material streams.

Severity rate lost time accidents:

Number of calendar days lost per thousand hours work. Accidents on the road to and from work are excluded.

Sickness rate:

Total number of working days lost due to sickness; excluding longterm sickness and days lost due to maternity leave. This number is related to the total number of working days per year (e.g. 260 days).

Strike Days:

Number of days lost due to 'declared' strikes. This figure does not include days lost due to workers who were willing to work but were not able to do so because of the strike. Work-stoppages of less than one day are not counted, unless they are repeated over a longer period of time.

Sustainable development:

Development that meets the needs of the present without compromising the ability of future generations to meet their own needs (ref. UN World Commission on Environment and Development).

Temporary workers:

Umicore employees with a temporary contract. They are not considered part of the stable workforce, but are included in the total headcount.

Voluntary leavers:

Number of employees leaving at their own will (excluding lay-offs, retirement, and end of fixed-term contract). This number is related to the total headcount.

Financial definitions

Average capital employed:

For half years: average of capital employed at start and end of the period.

For full year: average of the half year averages.

Capital employed:

Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits - deferred tax assets and liabilities - IAS 39 impact.

Capital expenditure:

Capitalized investments in tangible and intangible assets.

Cash flow before financing:

Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities – extension/repayments of loans granted in a non-operating context.

EBIT:

Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.

EBITDA:

EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/- IAS 39 effect] of fully consolidated companies.

EPS:

Earnings per share for equity holders.

EPS - basic:

Net earnings, Group share / average number of outstanding shares - treasury shares.

EPS adjusted - basic:

Net recurring earnings, Group share / total number of outstanding shares - treasury shares.

EPS adjusted - diluted:

Net recurring earnings, Group share / [average number of outstanding shares - treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)].

EPS - diluted:

Net earnings, Group share / [average number of outstanding shares - treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)].

Gearing ratio:

Net financial debt / (net financial debt + equity of the Group)

IAS 39 effect:

Non-cash timing differences in revenue recognition in case of nonapplication of or non-possibility of obtaining IAS hedge accounting to

a) transactional hedges, which implies that hedged items can no longer be measured at fair value, or

b) structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or

c) Derivatives embedded in executory contracts, which implies that the change in fair value on the embedded derivatives must be recognized in the income instatement as opposed to the executory component where the fair value change in the income statement cannot be recognized.

Market capitalization:

Closing price x total number of outstanding shares.

Net financial debt:

Non-current financial debt + current financial debt - cash and cash equivalents - loans granted in a non-operating context.

Non-recurring EBIT:

Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Any writedowns on those metal inventories permanently tied up in operations are part of the non-recurring EBIT of the business groups.

Recurring EBIT:

EBIT - non-recurring EBIT - IAS 39 effect.

Recurring EBIT margin:

Recurring EBIT of fully consolidated companies / revenues excluding metals.

Recurring effective tax rate:

Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.

Return on capital employed (ROCE):

Recurring EBIT / average capital employed Historic, previously published figures are not restated.

Revenues (excluding metal):

All revenue elements - value of purchased metals.

R&D expenditure:

Gross research and development charges, including capitalised costs.

NPAT:

Net consolidated profit, Group share, without discontinued operations.

The above financial definitions relate to non-IFRS performance indicators except for EPS, basic and EPS, diluted


GRI REPORT

GRI Index

Umicore has been applying the principles of the Global Reporting Initiative (GRI) to its reporting framework since the publication of the 2005 Report to Shareholders and Society. The index shows where to find information on the core elements and indicators of the GRI in this report. Umicore moved to a B+ level reporting in its 2008 Report to Shareholders and Society. A full GRI index is available on Umicore's website (www.sustainabledevelopment umicore.com/griIndex). More information on the GRI, the complete set of indicators with the full definitions and the various application levels can be found at www.globalreporting.org

Reference	Indicator	Pages
	General	
	1. Strategy and Analysis	
1.1	CEO and Chairman Statement	3-4; comments on organisation membership can also be found on p. 137
1.2	Description of key impacts, risks and opportunities	3-4; 7; 14-15; 39; 45; 61; 83-85; 130-137; detailed sustainability profiles can be accessed at www.sustainabledevelopment.umicore.com
	2. Organizational Profile	
2.1 - 2.2	Name, products / services	Front cover; 21;25;29;33
2.3 - 2.7	Structure, geographical presence, markets served	14-15; 21; 25; 29; 33; 58-59; 86; 120; 130-131; 135; 136; inside cover; inside back cover; see also www.umicore.com/en/ourBusinesses
2.8	Scale	7; 57-59
2.9	Significant changes in size, structure or ownership	1; 27; 35 ;57
2.10	Awards received in 2009	64; 135
	3. Report Parameters	
3.1 - 3.4	Report profile, contacts points	Front cover; 1; inside back cover
3.5 - 3.13	Report scope and assurance	1; 4; 27; 31; 35; 39; 45; 61; 69; 70-71; 95; 136; 144-145; 146-147; see also the management approach section at www.sustainabledevelopment.umicore.com
	4. Governance, Commitments, and Engagement	
4.1 - 4.7	Structure and governance	1; 120-122; 125-126; 138-139 for all governance related elements please refer also to website for access to Corporate Governance Charter (www.governance.umicore.com/en/charter) and Code of Conduct (www.governance.umicore.com/en/CodeOfConduct)
4.8 - 4.11	Internal guidelines and policies	inside cover; 120-122; 130; 70-71 see also www.governance.umicore.com/en
4.12 - 4.13	Adherence to external initiatives	inside cover; 47; 122; 136-137
4.14 - 4.17	Stakeholder engagement	inside cover; 1; 62; 134-137
	5. Management Approach and Performance Indicators	Full details of the management approach regarding economic, environmental and social elements can be found at www.sustainabledevelopment.umicore.com/approach; the summary of Group key performance indicators can be found on p.7
	Economic indicators	
	Economic Performance	
EC1	Economic value generated and distributed	11; 13; 62-63; 136
EC3	Coverage of the organization's defined benefit plan obligations	101-104
EC4	Significant financial support received from government	136
	Indirect Economic Impacts	
EC8	Development and impact of investments for public benefit	62-63

Environmental Indicators

	Materials	
EN2	Percentage of materials used that are recycled input materials	7; 39 (see also business unit profiles at www.sustainabledevelopment.umicore.com)
	Energy	
EN3 - EN5	Direct and indirect energy consumption by primary energy source and energy saved	40; 43; 49 NB direct and indirect energy consumption is grouped in one indicator
EN6	Initiatives to provide energy-efficient or renewable energy based products and services	(Indicator partially reported) 14-15 (detailed sustainability profiles of each business group can also be accessed at www.sustainabledevelopment.umicore.com)
EN7	Initiatives to reduce indirect energy consumption and reductions achieved	40; 49 (indicator partially reported)
	Water	
EN8	Total water withdrawal by source	40; 43
	Biodiversity	
EN11	Location and size of operations in or adjacent to protected areas and areas of high biodiversity	(Indicator partially reported); 43
	Emissions, Effluents and Waste	
EN16 - 17; EN20	Greenhouse gases, other emissions to air	40; 42; 43; 48; NB direct and indirect greenhouse gas emissions are grouped in one indicator
EN21	Water discharge	40; 48
EN22	Waste	40

Social Indicators

	Labour Practices & Decent Work	
LA1-LA2	Employment	6; 7; 57-59; 64; (LA1 partially reported)
LA4	Employees covered by collective bargaining arrangement	67
LA7	Health and safety	64; 69-73 (indicator partially reported)
LA10	Training	66
LA13	Composition of governance bodies and breakdown of employees per category	67; 120-122; 138-143
	Human rights	
HR3; HR5-7	Collective bargaining, child labour, forced / compulsory labour	67; 130 see also Code of Conduct at www.governance.umicore.com/en/CodeOfConduct + Human Rights Policy annex (HR3 indicator partially reported)
	Society	
SO1	Community relations	62-63
SO2; SO3	Corruption	67; 130; 136 all businesses are subject to the annual business risk assessment which covers all elements related to the Code of Conduct; Umicore is a signatory of the UN Partnership Against Corruption Initiative (PACI) (SO3 indicator partially reported)
SO5 - SO6	Public policy	136
	Product Responsibility	
PR1	Customer health and safety	50-51 (indicator partially reported)
PR3	Product and service information	50-51(indicator partially reported)

umicore

Press release
CP-2010-04-R

Regulated Information

31 March 2010
08:00 CET

Umicore to invest € 60 million for expansion in lithium-ion battery materials

Umicore today announced plans to invest a total of approximately € 60 million in increasing its capacities and capabilities for the production of new generation cathode[1] materials for lithium-ion rechargeable batteries. The investments will involve an increase in production capacity at Umicore's existing operations in Cheonan (South Korea) and Jiangmen (China) and the construction of a greenfield production site and technical centre in Japan.

Umicore's investments will be focused on the further development and production of nickel-manganese-cobalt (NMC) type cathode materials and will result in Umicore's yearly production capacity for NMCs increasing more than threefold by 2013.

Commenting on the investments Umicore CEO Marc Grynberg said:

"Demand for lithium ion batteries is set to surge in the coming years. We see strong signals that nickel manganese cobalt compounds will be a major cathode chemistry for key applications such as notebook PCs and batteries for hybrid and electric vehicles. The announced investments will further cement Umicore's position as a leading global cathode materials producer and will further strengthen our global customer offering. The establishment of a bridgehead in Japan will improve Umicore's ability to serve its Japanese customers and this local presence will also support the development of Umicore's closed-loop business for the recycling of rechargeable batteries, particularly those used in the automotive sector. With this investment Umicore is demonstrating its commitment towards its customers in the lithium-ion battery sector."

The investment in **Japan** will enable Umicore to develop a vital production presence in Japan. The new operation will be situated in Kansai area (Western Japan), and will focus initially on the development and production of NMC materials. The investment will also incorporate a new application laboratory for the testing and validation of materials for customers. The laboratory will be capable of full cell production for testing purposes. The new facility is expected to begin qualifying with customers and ramping up production in 2011.

The investment in **South Korea** involves the expansion of the existing plant in Cheonan and will enable the operation to increase its production capacity for NMC compounds. The new facility will begin qualification and production ramp-up during 2011 and will support the increasing customer demand for NMC type cathode materials for notebook PC batteries as well as emerging automotive battery applications.

In order to support the development of the operations in South Korea and Japan a capacity increase has been foreseen for precursor materials in the Jiangmen Umicore Chancsun (JUC) joint venture in **China.**

umicore

[1] The cathode constitutes the "positive" side of a battery. When charging a rechargeable battery, positively charged lithium ions (an ion is a charged atom) migrate from the cathode to the anode (the "negative" side of the battery). When discharging the battery, the ions move back from the anode to the cathode. The cathode and anode materials can therefore be considered as the energy-containing material and form, together with the membrane separating the anode from the cathode, the most crucial part of the battery. In Li-Ion batteries, the cathode material consists of a lithium compound. Umicore's Cellcore® product range includes materials ranging from lithium cobaltite (Cellcore® KDS) to nickel cobalt aluminium (Cellcore® QX) and nickel manganese cobalt (NMCs and sold as Cellcore® X).

For more information

Investor Relations:

Mr. Geoffroy RASKIN +32 2 227 71 47 geoffroy.raskin@umicore.com

Media Relations:

Mr. Bart CROLS +32 2 227 71 29 +32 476 98 01 21 bart.crols@umicore.com

Director of Group Communications:

Mr. Tim WEEKES +32 2 227 73 98 tim.weekes@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50 % of its revenues and spends approximately 80 % of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 6.9 billion (€ 1.7 billion excluding metal) in 2009 and currently employs some 13,700 people.

40				1	EUR
Nr.	Date of the deposition	No. 0401.574.852	PP.	E.	D.

C 1.1

ANNUAL ACCOUNT IN EURO

NAME: **UMICORE**

Legal form: **PLC**

Address: **Rue du Marais / Broekstraat** Nr.: **31**

Postal Code: **1000** City: **Brussel 1**

Country: **Belgium**

Register of Legal Persons (RLP) - Office of the commercial court at: **Bruxelles**

Internet address *: **www.umicore.com**

Company number: **0401.574.852**

DATE **9/12/2008** of the deposition of the partnership deed OR of the most recent document mentioning the date of publication of the partnership deed and the act changing the articles of association.

ANNUAL ACCOUNT approved by the General Meeting of **27/04/2010**

concerning the financial year covering the period from **1/01/2009** till **31/12/2009**

Previous period from **1/01/2008** till **31/12/2008**

The amounts of the previous financial year are / ~~are not~~ ** identical to those which have been previously published.

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) and position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

PricewaterhouseCoopers B009 Reviseurs d'Entreprises SCCRL **0458.263.731**

Woluwedal 18, 1932 Sint-Stevens-Woluwe, Belgium

Title : Auditor, Number of membership : A01064

Mandate : 25/04/2008- 26/04/2011

Represented by:

VANDER STICHELE RAF

Woluwedal 18 , 1932 Sint-Stevens-Woluwe, Belgium

LEYSEN Thomas

Dennenlaan 9A, 2020 Antwerpen 2, Belgium

Title : President of the board of directors

Mandate : 28/04/2009- 24/04/2012

GRYNBERG Marc

avenue de l'Avocat 5, 1410 Waterloo, Belgium

Title : Delegated director

Mandate : 28/04/2009- 24/04/2012

Enclosed to these annual accounts:

Total number of pages deposited: **44** Number of the pages of the standard form not deposited for not being of service: 5.2.3, 5.2.4, 5.3.4, 5.5.2, 5.17.2, 7, 8, 9

Signature (name and position)	Signature (name and position)
VERLUYTEN Martine	**GRYNBERG Marc**
Chief Financial Officer	**Chief Executive Officer**

* Optional statement.

** Delete where appropriate.

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continuation of the previous page)

de PRET Arnoud
rue de Mianoye 36, 5530 Yvoir, Belgium
Title : Director
Mandate : 29/04/2008- 26/04/2011

BOUILLOT Isabelle
Henri Barbusse 42, 75005 Paris, France
Title : Director
Mandate : 25/04/2007- 27/04/2010

WENDEL Klaus
av du Vert Bocage 38, 1410 Waterloo, Belgium
Title : Director
Mandate : 28/04/2009- 24/04/2012

DEHAENE Jean-Luc
Berkendallaan 52, 1800 Vilvoorde, Belgium
Title : Director
Mandate : 28/04/2009- 26/04/2011

BUFE Uwe-Ernst
Scharderhohlweg 29, 61462 Königstein-im-Taunus, Germany
Title : Director
Mandate : 29/04/2008- 26/04/2011

OPPENHEIMER Jonathan
Third Avenue 73, 2196 Inanda, South Africa
Title : Director
Mandate : 29/04/2008- 26/04/2011

PAQUOT Guy
rue Cornells 17, 1310 La Hulpe, Belgium
Title : Director
Mandate : 29/04/2008- 26/04/2011

NAITO Shohei
Ebisu-Minami 2-26 bus 1, 1301 Shibuya-Ku-Tokyo, Japan
Title : Director
Mandate : 25/04/2007- 27/04/2010

DECLARATION ABOUT SUPPLEMENTARY AUDITING OR ADJUSTMENT MISSION

The managing board declares that the assignment neither regarding auditing nor adjusting has been given to a person who was not authorised by law pursuant to art. 34 and 37 of the Law of 22nd April 1999 concerning the auditing and tax professions.

Have the annual accounts been audited or adjusted by an external accountant or auditor who is not a statutory auditor ? ~~YES~~ / NO *.

If YES, mention here after: name, first names, profession, residence-address of each external accountant or auditor, the number of membership with the professional Institute ad hoc and the nature of this engagement:

A. Bookkeeping of the undertaking**,
B. Preparing the annual accounts**,
C. Auditing the annual accounts and/or
D. Adjusting the annual accounts.

If the assignment mentioned either under A or B is performed by authorised accountants or authorised accountants-tax consultants, information will be given on: name, first names, profession and residence-address of each authorised accountant or accountant-tax consultant, his number of membership with the Professional Institute of Accountants and Tax consultants and the nature of this engagement.

Name, first name, profession, residence-address	Number of membership	Nature of the engagement (A, B, C and/or D)

* Delete where appropriate.

** Optional disclosure.

BALANCE SHEET

	Notes	Codes	Period	Previous period
ASSETS				
FIXED ASSETS		20/28	3.456.279.051	3.425.059.340
Formation expenses	5.1	20		1
Intangible fixed assets	5.2	21	41.970.072	26.719.887
Tangible fixed assets	5.3	22/27	291.153.567	282.787.316
Land and buildings		22	119.900.090	106.448.260
Plant, machinery and equipment		23	131.425.778	130.341.705
Furniture and vehicles		24	9.711.862	8.039.204
Leasing and other similar rights		25		
Other tangible fixed assets		26	1.105.993	1.063.211
Assets under construction and advance payments		27	29.009.844	36.894.936
Financial fixed assets	5.4/ 5.5.1	28	3.123.155.412	3.115.552.136
Affiliated enterprises	5.14	280/1	3.071.593.495	3.094.810.034
Participating interests		280	3.071.593.495	3.094.810.034
Amounts receivable		281		
Other enterprises linked by participating interests	5.14	282/3	130.365	131.365
Participating interests		282	130.365	131.365
Amounts receivable		283		
Other financial assets		284/8	51.431.552	20.610.737
Shares		284	45.747.429	20.019.755
Amounts receivable and cash guarantees		285/8	5.684.123	590.982
CURRENT ASSETS		29/58	837.253.590	714.848.850
Amounts receivable after more than one year		29	848.483	738.483
Trade debtors		290		
Other amounts receivable		291	848.483	738.483
Stocks and contracts in progress		3	298.046.913	257.257.897
Stocks		30/36	298.046.123	257.257.897
Raw materials and consumables		30/31	106.011.517	110.373.060
Work in progress		32	31.446.872	54.991.880
Finished goods		33	156.766.762	87.649.333
Goods purchased for resale		34		
Immovable property intended for sale		35		
Advance payments		36	3.820.972	4.243.624
Contracts in progress		37	790	
Amounts receivable within one year	5.5.1/ 5.6	40/41	358.269.647	335.906.550
Trade debtors		40	167.311.276	157.502.665
Other amounts receivable		41	190.958.371	178.403.885
Current investments		50/53	173.096.525	109.181.033
Own shares		50	173.035.469	109.146.928
Other investments and deposits		51/53	61.056	34.105
Cash at bank and in hand		54/58	2.132.923	3.765.140
Deferred charges and accrued income	5.6	490/1	4.859.099	7.999.747
TOTAL ASSETS		20/58	4.293.532.641	4.139.908.190

Nr.	0401.574.852

EQUITY AND LIABILITIES

	Notes	Codes	Period	Previous period
EQUITY		10/15	1.153.238.561	1.025.045.599
Capital	5.7	10	500.000.000	500.000.000
Issued capital		100	500.000.000	500.000.000
Uncalled capital		101		
Share premium account		11	6.609.766	6.609.766
Revaluation surpluses		12	97.824	97.824
Reserves		13	373.189.336	309.300.795
Legal reserve		130	50.000.000	50.000.000
Reserves not available		131	173.035.469	109.146.928
In respect of own shares held		1310	173.035.469	109.146.928
Other		1311		
Untaxed reserves		132	150.153.867	150.153.867
Available reserves		133		
Accumulated profits (losses) (+)/(-)		14	270.620.859	206.052.951
Investment grants		15	2.720.776	2.984.263
Advance to associates on the sharing out of the assets		19		
PROVISIONS AND DEFERRED TAXES		16	95.127.457	95.412.130
Provisions for liabilities and charges		160/5	95.127.457	95.412.130
Pensions and similar obligations		160	24.457.422	25.539.874
Taxation		161		
Major repairs and maintenance		162	5.590.584	5.361.538
Other liabilities and charges	5.8	163/5	65.079.451	64.510.718
Deferred taxes		168		
AMOUNTS PAYABLE		17/49	3.045.166.623	3.019.450.461
Amounts payable after more than one year	5.9	17	868.074.368	1.153.074.368
Financial debts		170/4	868.000.000	1.153.000.000
Subordinated loans		170		
Unsubordinated debentures		171		
Leasing and other similar obligations		172		
Credit institutions		173		235.000.000
Other loans		174	868.000.000	918.000.000
Trade debts		175	74.368	74.368
Suppliers		1750	74.368	74.368
Bills of exchange payable		1751		
Advances received on contracts in progress		176		
Other amounts payable		178/9		
Amounts payable within one year		42/48	2.126.546.761	1.816.307.149
Current portion of amounts payable after more than one year falling due within one year	5.9	42	50.000.000	150.000.000
Financial debts		43	1.668.867.760	1.342.024.061
Credit institutions		430/8	1.926.928	4.499.614
Other loans		439	1.666.940.832	1.337.524.447
Trade debts		44	269.759.246	176.819.247
Suppliers		440/4	268.057.741	173.413.855
Bills of exchange payable		441	1.701.505	3.405.392
Advances received on contracts in progress		46	7.245.000	6.782.000
Taxes, remuneration and social security	5.9	45	52.403.939	63.553.205
Taxes		450/3	12.970.467	15.612.344
Remuneration and social security		454/9	39.433.472	47.940.861
Other amounts payable		47/48	78.270.816	77.128.636
Accrued charges and deferred income	5.9	492/3	50.545.494	50.068.944
TOTAL LIABILITIES		10/49	4.293.532.641	4.139.908.190

INCOME STATEMENT

	Notes	Codes	Period	Previous period
Operating income	5.10	70/74	2.019.944.544	2.233.797.301
Turnover		70	1.882.508.252	2.116.892.325
Increase (decrease) in stocks of finished goods, work and contracts in progress (+)/(-)		71	41.817.990	24.794.920
Own construction capitalised		72	22.465.296	14.729.909
Other operating income		74	73.153.006	77.380.147
Operating charges		60/64	1.973.313.910	2.120.462.979
Raw materials, consumables		60	1.550.225.268	1.679.919.077
Purchases		600/8	1.544.766.773	1.677.691.518
Decrease (increase) in stocks (+)/(-)		609	5.458.495	2.227.559
Services and other goods		61	155.475.740	167.124.745
Remuneration, social security costs and pensions (+)/(-)	5.10	62	214.616.403	225.051.110
Depreciation of and amounts written off formation expenses, intangible and tangible fixed assets		630	48.757.314	49.951.295
Amounts written down stocks, contracts in progress and trade debtors - Appropriations (write-backs) (+)/(-)	5.10	631/4	-3.306.447	4.156.496
Provisions for risks and charges - Appropriations (uses and write-backs) (+)/(-)	5.10	635/7	-3.699.115	-15.301.613
Other operating charges	5.10	640/8	11.244.747	9.561.869
Operation charges carried to assets as restructuring costs (-)		649		
Operating profit (loss) (+)/(-)		9901	46.630.634	113.334.322
Financial income		75	129.308.178	206.651.911
Income from financial fixed assets		750	121.472.828	155.492.590
Income from current assets		751	953.872	6.919.467
Other financial income	5.11	752/9	6.881.478	44.239.854
Financial charges	5.11	65	18.001.633	236.519.728
Debt charges		650	71.397.797	126.990.656
Amounts written down on current assets except stocks, contracts in progress and trade debtors (+)/(-)		651	-63.780.349	64.635.978
Other financial charges		652/9	10.384.185	44.893.094
Gain (loss) on ordinary activities before taxes (+)/(-)		9902	157.937.179	83.466.505

		Codes	Period	Previous period
Extraordinary income		76	40.535.494	43.471.647
Write-back of depreciation and of amounts written down intangible and tangible fixed assets		760	369.580	
Write-back of amounts written down financial fixed assets		761	34.864.471	
Write-back of provisions for extraordinary liabilities and charges		762		1.649.754
Gains on disposal of fixed assets		763	3.801.279	41.821.893
Other extraordinary income		764/9	1.500.164	
Extraordinary charges		66	3.956.511	95.903.012
Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets		660		
Amounts written down financial fixed assets		661	540.025	93.712.696
Provisions for extraordinary liabilities and charges - Appropriations (uses) (+)/(-)		662	3.414.442	2.147.114
Loss on disposal of fixed assets		663		43.202
Other extraordinary charges	5.11	664/8	2.044	
Extraordinary charges carried to assets as restructuring costs (-)		669		
Profit (loss) for the period before taxes (+)/(-)		9903	194.516.162	31.035.140
Transfer from postponed taxes		780		
Transfer to postponed taxes		680		
Income taxes	5.12	67/77	-7.061.260	174.662
Income taxes		670/3		174.662
Adjustment of income taxes and write-back of tax provisions		77	7.061.260	
Profit (loss) for the period (+)/(-)		9904	201.577.422	30.860.478
Transfer from untaxed reserves		789		3.400.000
Transfer to untaxed reserves		689		
Profit (loss) for the period available for appropriation (+)/(-)		9905	201.577.422	34.260.478

APPROPRIATION ACCOUNT

	Codes	Period	Previous period
Profit (loss) to be appropriated (+)/(-)	9906	407.630.373	546.580.106
Gain (loss) to be appropriated (+)/(-)	(9905)	201.577.422	34.260.478
Profit (loss) to be carried forward (+)/(-)	14P	206.052.951	512.319.628
Transfers from capital and reserves	791/2		
from capital and share premium account	791		
from reserves	792		
Transfers to capital and reserves	691/2	63.888.542	267.504.463
to capital and share premium account	691		88.759.871
to the legal reserve	6920		
to other reserves	6921	63.888.542	178.744.592
Profit (loss) to be carried forward (+)/(-)	(14)	270.620.859	206.052.951
Owner's contribution in respect of losses	794		
Profit to be distributed	694/6	73.120.972	73.022.692
Dividends	694	73.120.972	73.022.692
Director's or manager's entitlements	695		
Other beneficiaries	696		

EXPLANATORY DISCLOSURES

STATEMENT OF FORMATION EXPENSES

	Codes	Period	Previous period
Net book value at the end of the period	20P	xxxxxxxxxxxxxxx	1
Movements during the period			
New expenses incurred	8002		
Depreciation	8003		
Other (+)/(-)	8004		
Net book value at the end of the period	(20)	1	
Of which			
Formation or capital increase expenses, loan issue expenses and other formation expenses	200/2		
Restructuring costs	204		

STATEMENT OF INTANGIBLE FIXED ASSETS

	Codes	Period	Previous period
RESEARCH AND DEVELOPMENT COSTS			
Acquisition value at the end of the period	8051P	xxxxxxxxxxxxxxx	14.651.879
Movements during the period			
Acquisitions, including produced fixed assets	8021	11.179.319	
Sales and disposals	8031		
Transfers from one heading to another (+)/(-)	8041		
Acquisition value at the end of the period	8051	25.831.198	
Depreciation and amounts written down at the end of the period	8121P	xxxxxxxxxxxxxxx	11.377.191
Movements during the period			
Recorded	8071	2.179.635	
Written back	8081		
Acquisitions from third parties	8091		
Cancelled owing to sales and disposals	8101		
Transfers from one heading to another (+)/(-)	8111		
Depreciation and amounts written down at the end of the period	8121	13.556.826	
NET BOOK VALUE AT THE END OF THE PERIOD	210	12.274.372	

	Codes	Period	Previous period
CONCESSIONS, PATENTS, LICENCES, KNOWHOW, BRANDS AND SIMILAR RIGHTS			
Acquisition value at the end of the period	8052P	xxxxxxxxxxxxxxx	74.584.517
Movements during the period			
Acquisitions, including produced fixed assets	8022	13.461.868	
Sales and disposals	8032	4.858.200	
Transfers from one heading to another (+)/(-)	8042	282.553	
Acquisition value at the end of the period	8052	83.470.738	
Depreciation and amounts written down at the end of the period	8122P	xxxxxxxxxxxxxxx	51.139.318
Movements during the period			
Recorded	8072	4.246.343	
Written back	8082	369.580	
Acquisitions from third parties	8092		
Cancelled owing to sales and disposals	8102	1.241.043	
Transfers from one heading to another (+)/(-)	8112		
Depreciation and amounts written down at the end of the period	8122	53.775.038	
NET BOOK VALUE AT THE END OF THE PERIOD	211	29.695.700	

STATEMENT OF TANGIBLE FIXED ASSETS

	Codes	Period	Previous period
LAND AND BUILDINGS			
Acquisition value at the end of the period	8191P	xxxxxxxxxxxxxxx	245.946.048
Movements during the period			
Acquisitions, including produced fixed assets	8161	15.472.098	
Sales and disposals	8171	2.631.167	
Transfers from one heading to another (+)/(-)	8181	9.099.155	
Acquisition value at the end of the period	8191	267.886.134	
Revaluation surpluses at the end of the period	8251P	xxxxxxxxxxxxxxx	7.706.829
Movements during the period			
Recorded	8211		
Acquisitions from third parties	8221		
Cancelled	8231		
Transfers from one heading to another (+)/(-)	8241		
Revaluation surpluses at the end of the period	8251	7.706.829	
Depreciation and amounts written down at the end of the period	8321P	xxxxxxxxxxxxxxx	147.204.616
Movements during the period			
Recorded	8271	10.881.194	
Written back	8281		
Acquisitions from third parties	8291		
Cancelled owing to sales and disposals	8301	2.212.205	
Transfers from one heading to another (+)/(-)	8311	-180.732	
Depreciation and amounts written down at the end of the period	8321	155.692.873	
NET BOOK VALUE AT THE END OF THE PERIOD	(22)	119.900.090	

PLANT, MACHINERY AND EQUIPMENT

	Codes	Period	Previous period
Acquisition value at the end of the period	8192P	xxxxxxxxxxxxxxx	579.683.510
Movements during the period			
Acquisitions, including produced fixed assets	8162	20.041.039	
Sales and disposals	8172	16.316.641	
Transfers from one heading to another (+)/(-)	8182	10.230.207	
Acquisition value at the end of the period	8192	593.638.115	
Revaluation surpluses at the end of the period	8252P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8212		
Acquisitions from third parties	8222		
Cancelled	8232		
Transfers from one heading to another (+)/(-)	8242		
Revaluation surpluses at the end of the period	8252		
Depreciation and amounts written down at the end of the period	8322P	xxxxxxxxxxxxxxx	449.341.805
Movements during the period			
Recorded	8272	27.831.772	
Written back	8282		
Acquisitions from third parties	8292		
Cancelled owing to sales and disposals	8302	14.743.117	
Transfers from one heading to another (+)/(-)	8312	-218.123	
Depreciation and amounts written down at the end of the period	8322	462.212.337	
NET BOOK VALUE AT THE END OF THE PERIOD	(23)	131.425.778	

	Codes	Period	Previous period
FURNITURE AND VEHICLES			
Acquisition value at the end of the period	8193P	xxxxxxxxxxxxxxx	47.974.751
Movements during the period			
Acquisitions, including produced fixed assets	8163	4.401.268	
Sales and disposals	8173	2.463.650	
Transfers from one heading to another (+)/(-)	8183	1.056.466	
Acquisition value at the end of the period	8193	50.968.835	
Revaluation surpluses at the end of the period	8253P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8213		
Acquisitions from third parties	8223		
Cancelled	8233		
Transfers from one heading to another (+)/(-)	8243		
Revaluation surpluses at the end of the period	8253		
Depreciation and amounts written down at the end of the period	8323P	xxxxxxxxxxxxxxx	39.935.547
Movements during the period			
Recorded	8273	3.591.030	
Written back	8283		
Acquisitions from third parties	8293		
Cancelled owing to sales and disposals	8303	2.278.128	
Transfers from one heading to another (+)/(-)	8313	8.524	
Depreciation and amounts written down at the end of the period	8323	41.256.973	
NET BOOK VALUE AT THE END OF THE PERIOD	(24)	9.711.862	

	Codes	Period	Previous period
OTHER TANGIBLE FIXED ASSETS			
Acquisition value at the end of the period	8195P	xxxxxxxxxxxxxxx	12.078.295
Movements during the period			
Acquisitions, including produced fixed assets	8165		
Sales and disposals	8175		
Transfers from one heading to another (+)/(-)	8185	460.453	
Acquisition value at the end of the period	8195	12.538.748	
Revaluation surpluses at the end of the period	8255P	xxxxxxxxxxxxxxx	601.050
Movements during the period			
Recorded	8215		
Acquisitions from third parties	8225		
Cancelled	8235		
Transfers from one heading to another (+)/(-)	8245		
Revaluation surpluses at the end of the period	8255	601.050	
Depreciation and amounts written down at the end of the period	8325P	xxxxxxxxxxxxxxx	11.616.134
Movements during the period			
Recorded	8275	27.340	
Written back	8285		
Acquisitions from third parties	8295		
Cancelled owing to sales and disposals	8305		
Transfers from one heading to another (+)/(-)	8315	390.331	
Depreciation and amounts written down at the end of the period	8325	12.033.805	
NET BOOK VALUE AT THE END OF THE PERIOD	(26)	1.105.993	

	Codes	Period	Previous period
ASSETS UNDER CONSTRUCTION AND ADVANCED PAYMENTS			
Acquisition value at the end of the period	8196P	xxxxxxxxxxxxxxx	36.894.937
Movements during the period			
Acquisitions, including produced fixed assets	8166	13.249.562	
Sales and disposals	8176	5.821	
Transfers from one heading to another (+)/(-)	8186	-21.128.834	
Acquisition value at the end of the period	8196	29.009.844	
Revaluation surpluses at the end of the period	8256P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8216		
Acquisitions from third parties	8226		
Cancelled	8236		
Transfers from one heading to another (+)/(-)	8246		
Revaluation surpluses at the end of the period	8256		
Depreciation and amounts written down at the end of the period	8326P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8276		
Written back	8286		
Acquisitions from third parties	8296		
Cancelled owing to sales and disposals	8306		
Transfers from one heading to another (+)/(-)	8316		
Depreciation and amounts written down at the end of the period	8326		
NET BOOK VALUE AT THE END OF THE PERIOD	(27)	29.009.844	

STATEMENT OF FINANCIAL FIXED ASSETS

	Codes	Period	Previous period
AFFILIATED ENTERPRISES - PARTICIPATING INTERESTS AND SHARES			
Acquisition value at the end of the period	8391P	xxxxxxxxxxxxxxx	3.206.425.141
Movements during the period			
Acquisitions, including produced fixed assets	8361	2.937.517	
Sales and disposals	8371	27.775.000	
Transfers from one heading to another (+)/(-)	8381		
Acquisition value at the end of the period	8391	3.181.587.658	
Revaluation surpluses at the end of the period	8451P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8411		
Acquisitions from third parties	8421		
Cancelled	8431		
Transfers from one heading to another (+)/(-)	8441		
Revaluation surpluses at the end of the period	8451		
Amounts written down at the end of the period	8521P	xxxxxxxxxxxxxxx	61.640.108
Movements during the period			
Recorded	8471	540.025	
Written back	8481	2.160.970	
Acquisitions from third parties	8491		
Cancelled owing to sales and disposals	8501		
Transfers from one heading to another (+)/(-)	8511		
Amounts written down at the end of the period	8521	60.019.163	
Uncalled amounts at the end of the period	8551P	xxxxxxxxxxxxxxx	49.975.000
Movements during the period (+)/(-)	8541		
Uncalled amounts at the end of the period	8551	49.975.000	
NET BOOK VALUE AT THE END OF THE PERIOD	(280)	3.071.593.495	
AFFILIATED ENTERPRISES - AMOUNTS RECEIVABLE			
NET BOOK VALUE AT THE END OF THE PERIOD	281P	xxxxxxxxxxxxxxx	
Movements during the period			
Additions	8581		
Repayments	8591		
Amounts written down	8601		
Amounts written back	8611		
Exchange differences (+)/(-)	8621		
Other (+)/(-)	8631		
NET BOOK VALUE AT THE END OF THE PERIOD	(281)		
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	8651		

	Codes	Period	Previous period
OTHER ENTERPRISES LINKED BY PARTICIPATING INTERESTS - PARTICIPATING INTERESTS AND SHARES			
Acquisition value at the end of the period	8392P	xxxxxxxxxxxxxxx	1.695.407
Movements during the period			
Acquisitions, including produced fixed assets	8362		
Sales and disposals	8372	1.000	
Transfers from one heading to another (+)/(-)	8382		
Acquisition value at the end of the period	8392	1.694.407	
Revaluation surpluses at the end of the period	8452P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8412		
Acquisitions from third parties	8422		
Cancelled	8432		
Transfers from one heading to another (+)/(-)	8442		
Revaluation surpluses at the end of the period	8452		
Amounts written down et the end of the period	8522P	xxxxxxxxxxxxxxx	1.547.789
Movements during the period			
Recorded	8472		
Written back	8482		
Acquisitions from third parties	8492		
Cancelled owing to sales and disposals	8502		
Transfers from one heading to another (+)/(-)	8512		
Amounts written down at the end of the period	8522	1.547.789	
Uncalled amounts at the end of the period	8552P	xxxxxxxxxxxxxxx	16.253
Movements during the period (+)/(-)	8542		
Uncalled amounts at the end of the period	8552	16.253	
NET BOOK VALUE AT THE END OF THE PERIOD	(282)	130.365	
OTHER ENTERPRISES LINKED BY PARTICIPATING INTERESTS - AMOUNTS RECEIVABLE			
NET BOOK VALUE AT THE END OF THE PERIOD	283P	xxxxxxxxxxxxxxx	
Movements during the period			
Additions	8582		
Repayments	8592		
Amounts written down	8602		
Amounts written back	8612		
Exchange differences (+)/(-)	8622		
Other (+)/(-)	8632		
NET BOOK VALUE AT THE END OF THE PERIOD	(283)		
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	8652		

	Codes	Period	Previous period
OTHER ENTERPRISES - PARTICIPATING INTERESTS AND SHARES			
Acquisition value at the end of the period	8393P	xxxxxxxxxxxxxxx	131.637.982
Movements during the period			
Acquisitions, including produced fixed assets	8363		
Sales and disposals	8373	13.997.260	
Transfers from one heading to another (+)/(-)	8383		
Acquisition value at the end of the period	8393	117.640.722	
Revaluation surpluses at the end of the period	8453P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8413		
Acquisitions from third parties	8423		
Cancelled	8433		
Transfers from one heading to another (+)/(-)	8443		
Revaluation surpluses at the end of the period	8453		
Amounts written down at the end of the period	8523P	xxxxxxxxxxxxxxx	111.609.820
Movements during the period			
Recorded	8473		
Written back	8483	32.703.501	
Acquisitions from third parties	8493		
Cancelled owing to sales and disposals	8503	7.021.433	
Transfers from one heading to another (+)/(-)	8513		
Amounts written down at the end of the period	8523	71.884.886	
Uncalled amounts at the end of the period	8553P	xxxxxxxxxxxxxxx	8.407
Movements during the period (+)/(-)	8543		
Uncalled amounts at the end of the period	8553	8.407	
NET BOOK VALUE AT THE END OF THE PERIOD	(284)	45.747.429	
OTHER ENTERPRISES - AMOUNTS RECEIVABLE			
NET BOOK VALUE AT THE END OF THE PERIOD	285/8P	xxxxxxxxxxxxxxx	590.982
Movements during the period			
Additions	8583	5.093.641	
Repayments	8593	500	
Amounts written down	8603		
Amounts written back	8613		
Exchange differences (+)/(-)	8623		
Other (+)/(-)	8633		
NET BOOK VALUE AT THE END OF THE PERIOD	(285/8)	5.684.123	
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	8653		

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

List of both enterprises in wich the enterprise holds a participating interest (recorded in the heading 28 of assets) and other enterprises in which the enterprise holds rights (recorded in the headings 28 and 50/53 of assets) in the amount of at least 10% of the capital issued.

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) *(in monetary units)*	
Umicore France FC Les Mercuriales tour du ponant r J Jaures 40 93176 BAGNOLET CEDEX France 10342965001	1520000	100,00	0,00	31/12/2009	EUR	73.375.974	15.183.368
Umicore Marketing Services Belgium PLC Rue du Marais / Broekstraat 31 1000 Brussel-Stad Belgium 0402.964.625	256117	100,00	0,00	31/12/2009	EUR	97.630.622	5.169.209
Umicore Long Term Finance PLC Rue du Marais / Broekstraat 31 1000 Brussel 1 Belgium 0404.867.211	221889	99,95	0,05	31/12/2009	EUR	195.850.292	8.347.543
Umicore Engineering PLC Rue du Marais / Broekstraat 31 1000 Brussel 1 Belgium 0422.631.473	106853	99,99	0,01	31/12/2009	EUR	20.120.335	158.549
Umicore Building Products Italia FC Via Fieno 8 20123 Milano Italy 05075280155	250000	100,00	0,00	31/12/2009	EUR	592.519	-16.725
Umicore Finance PLC Rue du Marais / Broekstraat 31 1000 Brussel 1 Belgium 0402.343.924	2019739	100,00	0,00	31/12/2009	EUR	104.465.373	2.494.676
Umicore Finance UK FC Fetter Lane 100 EC4A1BN London United Kingdom 740577036	11600000	100,00	0,00	31/12/2009	GBP	3.297.792	195.455

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) *(in monetary units)*	
Umicore Financial Services PLC Rue du Marais / Broekstraat 31 1000 Brussel 1 Belgium 0428.179.081	365433	59,98	40,02	31/12/2009	EUR	1.913.095.158	52.937.887
Umicore MS Lusitana FC Travessa do Padrao Freguessia de Perafita 4455524 Perafita(Concelho de Matosinhos) Portugal 505683155	914	1,73	98,27	31/12/2009	EUR	45.255	-63.820
Umicore USA FC Zinc Plant Road 1800 37041- 1104 Claksvillle-Tennessee United States of America	483	100,00	0,00	31/12/2009	USD	211.644.787	9.091.829
Umicore Shanghai FC Changshi Road 250 201600 Shanghai (Songjiang County) China	49350000	75,00	0,00	31/12/2009	CNY	85.150.921	7.969.344
Umicore South Africa FC 8 Penny Road Roodepoort (PO Box 11234 1725 1514 Rynfield South Africa	750	100,00	0,00	31/12/2009	ZAR	-18.010.010	-6.641.689
Umicore Building Products Scandinavia FC Knudlundvej 8 8653 Them Denmark	1499	99,93	0,07	31/12/2009	DKK	11.164.161	631.340
Umicore MS Polska FC Ul Biala 4 00-895 Warsaw Poland	2248	100,00	0,00	31/12/2009	PLN	779.070	-309.539

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
Unimet FC Ave Constitucion Monterrey-Estado de Nueve Leon Mexico	4294	99,95	0,00	31/12/2009	MXN	-86.442	-2.809.000
Umicore Autocatalyst Recycling Belgium PLC Greinerstraat 14 2660 Hoboken (Antwerpen) Belgium 0466.261.083	6249	99,98	0,02	31/12/2009	EUR	206.354	6.494
Umicore MS Taiwan FC Keelung Road Sec 2 -16F-2 189 Taipei Taiwan	500000	100,00	0,00	31/12/2009	TWD	15.124.360	3.018.603
Umicore Korea Limited FC Chaam-Dong 410 Chonan-shi Ciry-Chungcheongnam-do South Korea	1749999	100,00	0,00	31/12/2009	KRW	49.932.082.495	1.930.863.023
Umicore Coating Services FC Kinnoull Street DD2 3ED Dundee United Kingdom 503006805	700000	74,23	25,77	31/12/2009	GBP	1.253.073	114.461
Umicore Australia FC Somerville Road 414 3012 Tottenham - Victoria Australia	10000	100,00	0,00	31/12/2009	AUD	18.937.430	3.967.543
Umicore Holdings Philippines FC 5th Floor, LTA Building - Perea Street 118 Legaspi Village - Makati City Philippines	1536562	99,99	0,01	31/12/2009	PHP	154.370.609	39.155
Umicore Building Products Iberica FC S/N Poligono industrial Cova Solera 08191 Rubi (Barcelonap) Spain En demande				31/12/2009	EUR	1.144.802	443.596

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
	320000	100,00	0,00				
Umicore Holding 1 Germany Gmbh FC Hafenstrasse 280 45356 Essen Germany				31/12/2009	EUR	292.492.235	-31.729
	100	100,00	0,00				
Umicore Holding 2 Germany Gmbh FC Hafenstrasse 280 45356 Essen Germany				31/12/2009	EUR	32.974.742	-25.124
	100	100,00	0,00				
Umicore Finance Luxembourg FC rue Aldringen 14 1118 Luxembourg Luxembourg				31/12/2009	EUR	1.174.619.969	87.624.857
	9999995	100,00	0,00				
Umicore Building Products CZ FC Pod Visöovkou 1661 , box 31 140 00 Prague 4 Czech Republic				31/12/2009	CZK	1.950.500	1.900.303
	100	100,00	0,00				
Umicore MS Australia PTY LTD FC St Kilda Road Towers 606 3004 Melbourne - Victoria Australia				31/12/2009	AUD	834.852	-594.625
	1500100	100,00	0,00				
Rezinal PLC Industriezone West 3550 Heusden (Limb.) Belgium 0414.089.040				31/12/2009	EUR	18.172.840	7.066.603
	15000	50,00	0,00				
Industrias Electro Quimicas SA FC Avenida Elmer Faucett 1920 Callao 1 Peru				31/12/2009	PEN	89.892.671	10.982.732
	18464806	40,00	0,00				

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
Todini AND Co FC Via Larga 8 Milano Italy 10722620159	720000	40,00	0,00	31/12/2009	EUR	6.456.050	1.620.266
Umicore Finance Norway FC Hoffsgate 10 3262 LARVIK Norway	12241	100,00	0,00	31/12/2009	NOK	93.707.895	183.761
Umicore Specialty Materials Brugge PLC Kleine Pathoekeweg 82 8000 Brugge Belgium 0405.150.984 ordinary shares	1499	99,93	0,07	31/12/2009	EUR	7.401.329	746.659
Umicore Oxyde Belgium PLC Industriezone Zolder-Lummen Zuid 3550 Heusden-Zolder Belgium 0438.933.809	1199	99,92	0,08	31/12/2009	EUR	725.276	236.476
Umicore Argentina FC Avenida Roque Sáenz Pena 651 8° piso Ofinina 139, Buenos Aires Argentina 1.603.638	7816994	79,45	19,53	31/12/2009	ARS	11.164.161	631.340

OTHER INVESTMENTS AND DEPOSIT, DEFFERED CHARGES AND ACCRUED INCOME (ASSETS)

	Codes	Period	Previous period
INVESTMENTS: OTHER INVESTMENTS AND DEPOSITS			
Shares	51	58.329	31.378
Book value increased with the uncalled amount	8681	58.329	31.378
Uncalled amount	8682		
Fixed income securities	52	2.727	2.727
Fixed income securities issued by credit institutions	8684		
Fixed term deposit with credit institutions	53		
Falling due			
less or up to one month	8686		
between one month and one year	8687		
over one year	8688		
Other investments not yet shown seperately	8689		

	Period
DEFFERED CHARGES AND ACCRUED INCOME	
Allocation of heading 490/1 of assets if the amount is significant.	
Other deferred charges	2.652.982
Profit/lost on currency hedging	1.968.016

STATEMENT OF CAPITAL AND STRUCTURE OF SHAREHOLDINGS

STATEMENT OF CAPITAL

Social capital

	Codes	Period	Previous period
Issued capital at the end of the period	100P	XXXXXXXXXXXXXX	500.000.000
Issued capital at the end of the period	(100)	500.000.000	

	Codes	Amounts	Number of shares
Changes during the period:			
Structure of the capital			
Different categories of shares			
Ordinary Shares		500.000.000	120.000.000
Registered shares	8702	XXXXXXXXXXXXXX	6.314.380
Bearer shares and/or dematerialized shares	8703	XXXXXXXXXXXXXX	113.685.620

	Codes	Uncalled capital	Capital called, but not paid
Capital not paid			
Uncalled capital	(101)		XXXXXXXXXXXXXX
Capital called, but not paid	8712	XXXXXXXXXXXXXX	
Shareholders having yet to pay up in full			

	Codes	Period
OWN SHARES		
Held by the company itself		
Amount of capital held	8721	31.275.821
Number of shares held	8722	7.506.197
Held by the subsidiaries		
Amount of capital held	8731	
Number of shares held	8732	
Commitments to issue shares		
Following the exercising of CONVERSION RIGHTS		
Amount of outstanding convertible loans	8740	
Amount of capital to be subscribed	8741	
Corresponding maximum number of shares to be issued	8742	
Following the exercising of SUBSCRIPTION RIGHTS		
Number of outstanding subscription rights	8745	
Amount of capital to be subscribed	8746	
Corresponding maximum number of shares to be issued	8747	
Authorized capital, not issued	8751	46.000.000

STATEMENT OF CAPITAL AND STRUCTURE OF SHAREHOLDINGS

	Codes	Period
Shared issued, not representing capital		
Distribution		
Number of shares held	8761	
Number of voting rights attached thereto	8762	
Allocation by shareholder		
Number of shares held by the company itself	8771	
Number of shares held by its subsidairies	8781	

STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AS AT THE ANNUAL BALANCING OF THE BOOKS, AS IT APPEARS FROM THE STATEMENT RECEIVED BY THE ENTERPRISE

	Number shares	% capital
Other shareholders	92.722.386	77.27
Titles detained by Umicore	7.506.197	6.26
Fidelity Management and Research LLC	3.726.317	3.11
Fidelity International Ltd	6.048.815	5.04
BlackRock Investment Management	9.996.285	8.33
	120.000.000	100.00

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

ALLOCATION OF THE HEADING 163/5 OF LIABILITIES IF THE AMOUNT IS CONSIDERABLE	Period
Protection of the environment	58.275.073
Sundry litigations and sundry risks	5.279.676
Premiums 25 years service	1.524.701

STATEMENT OF AMOUNTS PAYABLE, ACCRUED CHARGES AND DEFERRED INCOME

ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	Codes	Period
Amounts payable after more than one year, not more than one year		
Financial debts	8801	50.000.000
Subordinated loans	8811	
Unsubordinated debentures	8821	
Leasing and other similar obligations	8831	
Credit institutions	8841	
Other loans	8851	50.000.000
Trade debts	8861	
Suppliers	8871	
Bills of exchange payable	8881	
Advance payments received on contracts in progress	8891	
Other amounts payable	8901	
Total amounts payable after more than one year, not more than one year	(42)	50.000.000
Amounts payable after more than one year, between one and five years		
Financial debts	8802	868.000.000
Subordinated loans	8812	
Unsubordinated debentures	8822	
Leasing and other similar obligations	8832	
Credit institutions	8842	
Other loans	8852	868.000.000
Trade debts	8862	74.368
Suppliers	8872	74.368
Bills of exchange payable	8882	
Advance payments received on contracts in progress	8892	
Other amounts payable	8902	
Total amounts payable after more than one year, between one and five years	8912	868.074.368
Amounts payable after more than one year, over five years		
Financial debts	8803	
Subordinated loans	8813	
Unsubordinated debentures	8823	
Leasing and other similar obligations	8833	
Credit institutions	8843	
Other loans	8853	
Trade debts	8863	
Suppliers	8873	
Bills of exchange payable	8883	
Advance payments received on contracts in progress	8893	
Other amounts payable	8903	
Total amounts payable after more than one year, over five years	8913	

	Codes	Period
AMOUNTS PAYABLE GUARANTEED *(headings 17 and 42/48 of liabilities)*		
Amounts payable guaranteed by Belgian public authorities		
Financial debts	8921	
Subordinated loans	8931	
Unsubordinated debentures	8941	
Leasing and other similar obligations	8951	
Credit institutions	8961	
Other loans	8971	
Trade debts	8981	
Suppliers	8991	
Bills of exchange payable	9001	
Advance payments received on contracts in progress	9011	
Remuneration and social security	9021	
Other amounts payable	9051	
Total amounts payable guaranteed by Belgian public authorities	9061	
Amounts payable guaranteed by real guarantees given or irrevocably promised by the enterprise on its own assets		
Financial debts	8922	
Subordinated loans	8932	
Unsubordinated debentures	8942	
Leasing and other similar obligations	8952	
Credit institutions	8962	
Other loans	8972	
Trade debts	8982	
Suppliers	8992	
Bills of exchange payable	9002	
Advance payments received on contracts in progress	9012	
Taxes, remuneration and social security	9022	
Taxes	9032	
Remuneration and social security	9042	
Other amounts payable	9052	
Total amounts payable guaranteed by real guarantees given or irrevocably promised by the enterprise on its own assets	9062	
AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY		
Taxes *(heading 450/3 of the liabilities)*		
Expired taxes payable	9072	
Non expired taxes payable	9073	12.970.467
Estimated taxes payable	450	
Remuneration and social security *(heading 454/9 of the liabilities)*		
Amount **due** to the National Office of Social Security	9076	
Other amounts payable relating to remuneration and social security	9077	39.433.472

ACCRUED CHARGES AND DEFERRED INCOME

	Period
Allocation of the heading 492/3 of liabilities if the amount is considerable	
Deferred income	12.732.393
Treatment charges	25.872.485
Other accrued charges	11.940.615

OPERATING RESULTS

	Codes	Period	Previous period
OPERATING INCOME			
Net turnover			
Broken down by categories of activity			
Allocation into geographical markets			
Other operating income			
Total amount of subsidies and compensatory amounts obtained from public authorities	740	1.413.385	2.996.226
OPERATING COSTS			
Employees recorded in the personnel register			
Total number at the closing date	9086	2.813	2.915
Average number of employees calculated in full-time equivalents	9087	2.764,4	2.780,7
Number of actual worked hours	9088	4.692.768	4.814.223
Personnel costs			
Remuneration and direct social benefits	620	139.608.037	143.122.036
Employers' social security contributions	621	54.036.260	54.916.003
Employers' premiums for extra statutory insurances	622	10.706.197	16.567.964
Other personnel costs	623	4.996.825	5.010.252
Old-age and widows' pensions	624	5.269.084	5.434.855
Provisions for pensions			
Additions (uses and write-back) (+)/(-)	635	-1.082.453	-5.816.752
Amounts written off			
Stocks and contracts in progress			
Recorded	9110		3.708.786
Written back	9111	4.852.174	
Trade debtors			
Recorded	9112	1.548.797	447.710
Written back	9113	3.070	
Provisions for risks and charges			
Additions	9115	27.361.738	31.007.396
Uses and write-back	9116	31.060.853	46.309.009
Other operating charges			
Taxes related to operation	640	5.912.755	2.864.092
Other charges	641/8	5.331.992	6.697.777
Hired temporary staff and persons placed at the enterprise's disposal			
Total number at the closing date	9096	25	25
Average number calculated as full-time equivalents	9097	27,6	46,5
Number of actual worked hours	9098	54.454	91.829
Charges to the enterprise	617	1.872.726	3.090.949

FINANCIAL AND EXTRAORDINARY RESULTS

	Codes	Period	Previous period
FINANCIAL RESULTS			
Other financial income			
Amount of subsidies granted by public authorities, credited to income for the period			
Capital subsidies	9125	263.488	205.085
Interest subsidies	9126		
Allocation of other financial income			
Exchange variances and differences		5.143.220	38.516.204
Sundry financial income		111.047	5.509.786
Financ.customers and int. for late payment		9.962	8.778
Amounts written down off loan issue expenses and repayment premiums	6501		
Interests recorded as assets	6503		
Value adjustments to current assets			
Appropriations	6510	716.589	64.644.940
Write-backs	6511	64.496.938	8.962
Other financial charges			
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653	775.340	1.493.041
Provisions of a financial nature			
Appropriations	6560		
Uses and write-backs	6561		
Allocation of other financial income			
Exchange variances and differences		7.584.480	37.401.682
Sundry financial costs		1.257.860	5.466.046

	Period
EXTRAORDINARY RESULTS	
Allocation other extraordinary income	
	1.500.165
Allocation other extraordinary charges	
	2.044

INCOME TAXES AND OTHER TAXES

	Codes	Period
INCOME TAXE		
Income taxes on the result of the current period	9134	
Income taxes paid and withholding taxes due or paid	9135	
Excess of income tax prepayments and withholding taxes recorded under assets	9136	
Estimated additional taxes	9137	
Income taxes on previous periods	9138	
Taxes and withholding taxes due or paid	9139	
Estimated additional taxes estimated or provided for	9140	
In so far as income taxes of the current period are materially affected by differences between the profit before taxes, as stated in the annual accounts, and the estimated taxable profit		
Taxable provisions and hidden reserves		-33.443.388
Non deductible charges		6.982.597
Already taxed dividends		-98.220.868
Reversal depreciation own shares		-64.705.405

An indication of the effect of extraordinary results on the amount of income taxes relating to the current period

	Codes	Period
Status of deferred taxes		
Deferred taxes representing assets	9141	366.500.479
Accumulated tax losses deductible from future taxable profits	9142	70.796.714
Other deferred taxes representing assets		
Investment deductions		11.620.497
Taxable provisions and hidden reserves		95.127.457
Reported excess RDT		188.955.811
Deferred taxes representing liabilities	9144	150.153.867
Allocation of deferred taxes representing liabilities		
Taxfree reserves		150.153.867

	Codes	Period	Previous Period
THE TOTAL AMOUNT OF VALUE ADDED TAX AND TAXES BORNE BY THIRD PARTIES			
The total amount of value added tax charged			
To the enterprise (deductible)	9145	236.812.600	278.840.708
By the enterprise	9146	216.580.652	252.610.544
Amounts retained on behalf of third parties for			
Payroll withholding taxes	9147	34.360.057	36.637.943
Withholding taxes on investment income	9148	11.244.361	11.035.495

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	Code	Period
PERSONAL GUARANTEES GIVEN OR IRREVOCABLY PROMISED BY THE ENTERPRISE AS SECURITY FOR DEBTS AND COMMITMENTS OF THIRD PARTIES	9149	
Of which		
Bills of exchange in circulation endorsed by the enterprise	9150	
Bills of exchange in circulation drawn or guaranteed by the enterprise	9151	
Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	
REAL GUARANTEES		
Real guarantees given or irrevocably promised by the enterprise on its own assets as a security of debts and commitments from the enterprise		
Mortgages		
Book value of the immovable proporties mortgaged	9161	
Amount of registration	9171	
Pledging on goodwill - amount of registration	9181	
Pledging of other assets - Book value of other assets pledged	9191	
Guarantees provided on future assets - Amount of assets involved	9201	
Real guarantees given or irrevocably promised by the enterprise on its own assets as a security of debts and commitments from third parties		
Mortgages		
Book value of the immovable proporties mortgaged	9162	
Amount of registration	9172	
Pledging on goodwill - amount of registration	9182	
Pledging of other assets - Book value of other assets pledged	9192	
Guarantees provided on future assets - Amount of assets involved	9202	
GOODS AND VALUES, NOT DISCLOSED IN THE BALANCE SHEET, HELD BY THIRD PARTIES IN THEIR OWN NAME BUT AT RISK TO AND FOR THE BENEFIT OF THE ENTERPRISE		
SUBSTANCIAL COMMITMENTS TO ACQUIRE FIXED ASSETS		
SUBSTANCIAL COMMITMENTS TO DISPOSE FIXED ASSETS		
FORWARD TRANSACTIONS		
Goods purchased (to be received)	9213	51.362.760
Goods sold (to be delivered)	9214	119.308.254
Currencies purchased (to be received)	9215	262.486.801
Currencies sold (to be delivered)	9216	457.474.822

INFORMATION RELATING TO TECHNICAL GUARANTEES, IN RESPECT OF SALES OR SERVICES

INFORMATION CONCERNING IMPORTANT LITIGATION AND OTHER COMMITMENTS NOT MENTIONED ABOVE

Lease-out metals	91.898.876,16
Metals owned by parties for tolling	350.381.147,56
Lease-in metals	53.751.494,52
Bankgarantees	9.332.369,00

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

IF THEREIS A SUPPLEMENTARY RETIREMENTS OR SURVIVOR'S PENSION PLAN IN FAVOUR OF THE PERSONNEL OR THE EXECUTIVES OF THE ENTERPRISE, A BRIEF DESCRIPTION OF SUCH PLAN OF THE MEASURES TAKEN BY THE ENTERPRISE TO COVER THE RESULTING CHARGES

	Code	Period
PENSIONS FUNDED BY THE ENTERPRISE		
Estimated amount of the commitments resulting for the enterprise from past services	9220	

Methods of estimation

NATURE AND BUSINESS PURPOSE OF OFF-BALANCE SHEET ARRANGEMENTS

Provided the risks or benefits arising from such arrangements are material and where the disclosure of such risks or benefits is necessary for assessing the financial position of the company; if required, the financial impact of these arrangements have to be mentioned too:

RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Previous period
AFFILIATED ENTERPRISES			
Financial fixed assets	(280/1)	3.071.593.495	3.094.810.034
Investments	(280)	3.071.593.495	3.094.810.034
Amounts receivable subordinated	9271		
Other amounts receivable	9281		
Amounts receivable	9291	250.606.010	230.724.870
After one year	9301	752.146	
Within one year	9311	249.853.864	230.724.870
Current investments	9321		
Shares	9331		
Amounts receivable	9341		
Amounts payable	9351	2.608.487.009	2.426.855.048
After one year	9361	868.000.000	918.000.000
Within one year	9371	1.740.487.009	1.508.855.048
Personal and real guarantees			
Provided or irrevocably promised by the enterprise, as security for debts or commitments of affiliated enterprises	9381		
Provided or irrevocably promised by affiliated enterprises as security for debts or commitments of the enterprise	9391		
Other substancial financial commitments	9401		
Financial results			
Income from financial fixed assets	9421	121.277.681	155.000.374
Income from current assets	9431	705.097	6.581.761
Other financial income	9441		
Debts charges	9461	68.618.003	118.084.742
Other financial charges	9471		
Gains and losses on disposal of fixed assets			
Obtained capital gains	9481		15.154.056
Obtained capital losses	9491		1
ENTERPRISES LINKED BY PARTICIPATING INTERESTS			
Financial fixed assets	(282/3)	130.365	131.365
Investments	(282)	130.365	131.365
Amounts receivable subordinated	9272		
Other amounts receivable	9282		
Amounts receivable	9292		
After one year	9302		
Within one year	9312		
Amounts payable	9352		
After one year	9362		
Within one year	9372		

RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Period
TRANSACTIONS WITH RELATED PARTIES OUTSIDE NORMAL MARKET CONDITIONS	
Mention of such operations if they are material, stating the amount of these transactions, the nature of the relationship with the related party and other information about the transactions necessary for the understanding of the financial position of the company:	

FINANCIAL RELATIONSHIPS WITH

	Codes	Period
DIRECTORS AND MANAGERS, INDIVIDUALS OR BODIES CORPORATE WHO CONTROL THE ENTERPRISE WITHOUT BEING ASSOCIATED THEREWITH OR OTHER ENTERPRISES CONTROLLED BY THESE PERSONS, OTHER ENTERPRISES CONTROLLED BY THE SUB B. MENTIONED PERSONS WITHOUT BEING ASSOCIATED THEREWITH		
Amounts receivable from these persons	9500	
Conditions on amounts receivable		
Guarantees provided in their favour	9501	
Guarantees provided in their favour - Main condition		
Other significant commitments undertaken in their favour	9502	
Other significant commitments undertaken in their favour - Main condition		
Amount of direct and indirect remunerations and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person		
To directors and managers	9503	
To former directors and former managers	9504	

	Codes	Period
AUDITORS OR PEOPLE THEY ARE LINKED TO		
Auditor's fees	9505	476.000
Fees for exceptional services or special missions executed in the company by the auditor		
Other attestation missions	95061	42.580
Tax consultancy	95062	
Other missions external to the audit	95063	50.266
Fees for exceptional services or special missions executed in the company by people they are linked to		
Other attestation missions	95081	
Tax consultancy	95082	
Other missions external to the audit	95083	30.223

Mention related to article 133 paragraph 6 from the Companies Code

In accordance with article 133 of the companies code, the audit commitee of Umicore has granted an exemption to exceed the ratio "one to one".

DERIVATIVES NOT MEASURED AT FAIR VALUE

FAIR VALUE OF FINANCIAL DERIVATIVES NOT MEASURED AT FAIR VALUE WITH INDICATION ABOUT THE NATURE AND THE VOLUME OF THE INSTRUMENTS

	Period
The MTM of the derivatives taken into equity in the consolidated accounts shows :	
a loss on metal commitments of	-5.862.900
a gain on currency commitments of	355.706

INFORMATION RELATING TO CONSOLIDATED ACCOUNTS

INFORMATION THAT MUST BE PROVIDED BY EACH COMPANY, THAT IS SUBJECT OF COMPANY LAW ON THE CONSOLIDATED ANNUAL ACCOUNTS OF ENTERPRISES

The enterprise has drawn up publiced a consolidated annual statement of accounts and a management report*

~~**The enterprise has not published a consolidated annual statement of accounts and a management report, since it is exempt for this obligation for the following reason***~~

The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art. 16 of Company Law*

The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts, in which her yearly statement of accounts is included*

If yes, justification of the compliance with all conditions for exemption set out in art. 113 par. 2 and 3 of Company Law:

Name, full address of the registered office and, for an enterprise governed by Belgian Law, the company number of the parent company preparing and publishing the consolidated accounts required:

INFORMATION TO DISCLOSE BY THE REPORTING ENTERPRISE BEING A SUBSIDIARY OR A JOINT SUBSIDIARY

Name, full address of the registered office and, for an enterprise governed by Belgian Law, the company number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated annual accounts in which the annual accounts of the enterprise are included**

If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained**

* Delete where no appropriate.

** Where the accounts of the enterprise are consolidated at different levels, the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

SOCIAL REPORT

Numbers of joint industrial committees which are competent for the enterprise:

STATEMENT OF THE PERSONS EMPLOYED

EMPLOYEES RECORDED IN THE STAFF REGISTER

During the period and the previous period	Codes	1. Full-time (period)	2. Part-time (period)	3. Total (T) or total of full-time equivalents (FTE) (period)	3P.Total (T) or total of full-time equivalents (FTE) (previous period)
Average number of employees	100	2.557,7	280,3	2.764,4 (FTE)	2.780,7 (FTE)
Number of hours actually worked	101	4.359.601	333.167	4.692.768 (T)	4.814.223 (T)
Personnel costs	102	195.160.966	14.186.353	209.347.319 (T)	219.616.256 (T)
Advantages in addition to wages	103	xxxxxxxxxxxxxxx	xxxxxxxxxxxxxxx	(T)	(T)

At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees recorded in the personnel register	105	2.548	265	2.729,6
By nature of the employment contract				
Contract for an indefinite period	110	2.436	255	2.613,1
Contract for a definite period	111	111	10	115,5
Contract for the execution of a specifically assigned work	112			
Replacement contract	113	1		1,0
According to the gender and by level of education				
Male	120	2.273	160	2.379,8
primary education	1200	679	67	725,2
secondary education	1201	969	66	1.011,0
higher education (non-university)	1202	320	19	332,3
university education	1203	305	8	311,3
Female	121	275	105	349,8
primary education	1210	16	9	22,7
secondary education	1211	58	25	74,2
higher education (non-university)	1212	128	61	172,9
university education	1213	73	10	80,0
By professional category				
Management staff	130	70	2	71,8
Employees	134	1.067	154	1.166,7
Workers	132	1.411	109	1.491,1
Other	133			

HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE ENTERPRISE'S DISPOSAL

During the period	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
Average number of employees	150	27,6	
Number of hours actually worked	151	54.454	
Charges of the enterprise	152	1.872.726	

TABLE OF PERSONNEL CHANGES DURING THE PERIOD

ENTRIES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees recorded on the personnel register during the financial year	205	119	6	122,7
By nature of the employment contract				
Contract for an indefinite period	210	51	2	52,5
Contract for a definite period	211	68	4	70,2
Contract for the execution of a specifically assigned work	212			
Replacement contract	213			

DEPARTURES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
The number of employees with a in the staff register listed date of termination of the contract during the period	305	175	52	211,2
By nature of the employment contract				
Contract for an indefinite period	310	135	45	167,3
Contract for a definite period	311	40	7	43,9
Contract for the execution of a specifically assigned work	312			
Replacement contract	313			
According to the reason for termination of the employment contract				
Retirement	340	11	3	12,5
Early retirement	341	47	27	67,1
Dismissal	342	37	9	43,7
Other reason	343	80	13	87,9
Of which the number of persons who continue to render services to the enterprise at least half-time on a self-employed basis	350			

INFORMATION WITH REGARD TO TRAINING RECEIVED BY EMPLOYEES DURING THE PERIOD

	Codes	Male	Codes	Female
Total number of official advanced professional training projects at company expense				
Number of participating employees	5801	2.579	5811	400
Number of training hours	5802	54.547	5812	8.685
Costs for the company	5803	11.161.161	5813	1.747.700
of which gross costs directly linked to the training	58031	11.183.724	58131	1.753.251
of which paid contributions and deposits in collective funds	58032	258.724	58132	40.409
of which received subsidies (to be deducted)	58033	281.287	58133	45.960
Total number of less official and unofficial advance professional training projects at company expense				
Number of participating employees	5821	1.455	5831	287
Number of training hours	5822	79.726	5832	8.608
Costs for the company	5823	4.771.395	5833	612.182
Total number of initial professional training projects at company expense				
Number of participating employees	5841	15	5851	
Number of training hours	5842	7.536	5852	
Costs for the company	5843	244.451	5853	

BTW	BE 0401.574.852

ANNUAL REPORT UMICORE SA/NV – FISCAL YEAR 2009

Umicore SA/NV
Broekstraat 31 Rue du Marais
1000 Brussels

To the shareholders,

In accordance with legal and statutory obligations, we hereby report to you on the execution of our appointment for the year ended December 31, 2009 and submit the annual accounts to your approval.

1. RESULT AND POSITION OF THE COMPANY

1.1. PROFIT AND LOSS STATEMENT

1.1.1. RESULT

For the past year 2009, the annual accounts of the company show a net profit after taxes of 201,577 KEUR versus a profit of 30,860 KEUR in the comparable period 2008. This means an increase of 170,717 KEUR, as detailed below:

Profit	31/12/2009	31/12/2008	Delta
Operating result	46,630	113,334	-66,704
Financial result	111,307	-29,868	141,174
Result from the ordinary activities	**157,937**	**83,466**	**74,470**
Exceptional result	36,579	-52,431	89,010
Profit before taxes	**194,516**	**31,035**	**163,481**
Income taxes	7,061	-175	7,236
Net profit of the year	**201,577**	**30,860**	**170,717**

1.1.2. OPERATING RESULT

The operating result decreased from 113,334 KEUR in fiscal year 2008 to 46,630 KEUR for the period ended December 31, 2009, i.e. a decrease of 66,704 KEUR.

Compared to last year results the business groups Precious Metals Services and Advanced Materials were down. The contribution of business group Zinc Specialties shows an improvement compared to last year. Overall corporate costs were lower than in 2008 as overhead costs were reduced significantly.

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1.1.3. ECONOMIC CONTEXT BY ACTIVITY

A. PRECIOUS METALS SERVICES

Revenues of the business group Precious Metals Services were down in 2009 compared to 2008, though refining operations continued to produce very strong results. As anticipated, however, the performance did not reach the extraordinary level seen in 2008 due to lower received metal prices and somewhat lower refining charges.

Less attractive supply mix in the first half of the year impacted the margins generated from the refining operations in the second half. Arrivals of by-products from the non-ferrous were influenced by some sharp production cuts the industry experienced in late 2008 and early 2009. The arrivals of spent automotive catalysts were low throughout the year, showing limited improvement towards the end of the year. Electronic scrap arrivals remained at a high level in 2009, helped by the high gold price and the impact of the legislative framework in Europe. The recovery of industrial catalysts was also stable with a growing share of fine chemistry and pharmaceutical catalysts.

Though PGM prices showed an upward trend throughout the year, average prices, especially rhodium, were lower than in 2008. This affected the metal component of the unit's revenues. The protection afforded by those contracts which were secured at much higher price levels, gradually reduced through the year. Average prices of a number of minor metals, such as selenium, indium and nickel, were also lower year on year.

The business group generated also lower revenues from by-products such as sulphuric acid.

B. ADVANCED MATERIALS

The Advanced Materials business group shows lower results compared to last year.

For the Cobalt and Specialty Materials businesses the annual sales volumes of cathode materials for rechargeable batteries were down compared to last year. After a weak first half of the year, sales of cathode material improved in the second semester, as de-stocking came to an end and end-user demand started to recover. During 2009 a trend of increased use of slightly lower performance battery cells was noticed for notebook PCs, as well as a further substitution from lithium cobaltite to nickel manganese-cobalt cathode materials. Overall revenues for rechargeable battery materials were down significantly year-on-year.

Sales volumes of cobalt fine powders remained below the levels of 2008, influenced by weaker activity levels in the construction and automotive industries and de-stocking at customers.

Ceramics & chemicals showed stable volumes and premiums throughout the year. Despite weaker market conditions, the business benefited from its good competitive positions, its well balanced product portfolio and extensive distribution network.

The refining and recycling activity in Olen experienced temporary shutdowns due to scarcity in secondary materials.

The Electro-optic Materials business continued to perform well in 2009. Sales volumes of germanium substrates were somewhat lower than in 2008, due to lower volumes for the terrestrial concentrator photovoltaics market and due to lower volumes resulting from the normal fluctuations in the satellite business. These decreases were not fully compensated by the growing demand for ultra high-brightness LEDs. Sales of germanium blanks for infra-red optics applications showed a strong progression year-on-year.

BTW	BE 0401.574.852

C. ZINC SPECIALTIES

For Zinc Chemicals the operating result is lower than last year as demand for both zinc oxide and fine zinc powders was significantly lower in 2009. Product premiums were lower year-on-year reflecting reduced demand. The zinc recycling operations continued to perform well, benefiting from a higher received recycling margin resulting from longer term contracts entered into at a time of higher zinc prices.

In Building Products the results improved compared to last year. Business performed better than the general construction sector. Sales of high value added products continued to grow.

The Zinc Battery Materials showed a better result than last year. Demand held up well despite the economic downturn. Product premiums were stable.

1.1.4. FINANCIAL RESULT

The financial result increased from 29,868 KEUR loss in 2008 to 111,307 KEUR profit at the end of FY 2009, or a variance of 141,174 KEUR. This variance is explained as follows:

Last year, a fair value adjustment was booked on the own shares in portfolio for an amount of 64,670 KEUR : Belgian GAAP requires that own shares, considered as short term investments, are valued at closing rate if the latter is lower than the acquisition cost. This fair value adjustment of 64,670 KEUR was reversed in 2009, as stock prices raise, explaining 129,340 KEUR of the variance between 2008 and 2009.

The interest charges amounted to 71,398 KEUR, compared to 126,990 KEUR in 2008, i.e. a reduction by 55,593 KEUR. This reduction is explained by lower average interest rates and a reduced debt level.

The income from dividends on the other hand decreased from 155,493 KEUR YTD December 2008 to 121,473 KEUR for the year 2009, or a decrease of 34,020 KEUR. The highest dividends received during the fiscal year 2009 were from Umicore Finance Luxembourg, Umicore Korea, Umicore Australia and Umicore Financial Services.

1.1.5. EXCEPTIONAL RESULT

The exceptional results at December 31, 2009 of 36,579 KEUR include a partial reversal of the impairment loss of 74,891 KEUR booked in 2008 on the shares Nyrstar. Nyrstar shares were valued at market price at December 31, 2009 (8.34 EUR/share compared to 2.19 EUR/share at year-end 2008) which resulted in a reversal of the 2008 impairment loss of 32,300 KEUR.

There were no other fair value adjustments booked on financial assets in 2009, compared to 2008 where impairments were booked on Duksan, Umicore Specialty Materials Brugge and Umicore Australia.

In 2009, additional income was received from agreements entered into in the framework of the sale of the gold mining concession in Guinea in 1992, as was also the case in 2008.

There were no other gains on the disposal of assets realised in 2009, compared to 2008 where surplus values were realised on the sale of financial assets (Padaeng, sold to third parties, and, Umicore Marketing Services Deutschland GmbH, sold to a group company and the sale of some land to NIRAS.

Other extraordinary income in 2009 includes the income received from the Calder Group related to the sale of the lead activities in Overpelt. Other exceptional charges were booked related to the industrial plan for the Overpelt site.

1.1.6 INCOME TAXES

The income taxes show a profit of 7,061 KEUR and includes the following elements: a reimbursement by the Belgian state of current taxes paid for the year 2004 related to "excess RDT" ('Revenus définitivement taxés') and a reversal of an open current tax payable also related to excess RDT for the year 2005.

1.1.7. ALLOCATION OF THE RESULT

Taking into account the profit of the year of 201,577 KEUR and the profit carried forward for an amount of 206,053 KEUR and the allocations to and release from the unavailable reserve related to the 2009 movements in the own shares for a total amount of 63,889 KEUR, the result to be appropriated stand at 343,742 KEUR.

Umicore's Board of Directors will propose to the annual general meeting of shareholders the payment of a gross dividend of 0.65 EUR per share.

1.2. BALANCE SHEET

1.2.1. MOVEMENTS OF THE CAPITAL AND SHARE PREMIUM

There were no movements on the capital and share premiums in 2009.

1.2.2. OWN SHARES

The own shares value increased from 109,147 KEUR on December 31, 2008 to 173,035 KEUR on December 31, 2009. The variance of 63,889 KEUR is detailed below:

Own shares	Number	KEUR
Balance per 01/01/2009	7,757,722	109,147
Exercises of options and use of free shares 01/09 - 12/09	-251,525	-781
Fair value adjustment reversal		64,670
Balance per 31/12/2009	7,506,197	173,035

1.2.3. INVESTMENTS IN INTANGIBLE ASSETS

Investments in intangible assets amounted to 24,923 KEUR in 2009, relating mainly to the capitalisation of IS related projects and capitalised Research and development costs.

BTW	BE 0401.574.852

1.2.4. INVESTMENTS IN FIXED ASSETS

Investments in fixed assets were recorded for a total amount of 52,876 KEUR.

The main investments were made at Hoboken, of which the most important one is the completion of the facelift of the Hoboken Site.

The main capital expenditures at Olen concern the new combined heat and power plant forecasted to be operational in the first quarter of 2010. In the germanium plant, the most important investments are a new chlorination installation and a new filtration installation for reduction furnaces.

The most important investments in the plant at Angleur concern the investments made in order to increase the smelting capacity (replacement of the furnace and heat exchanger). In Vilvoorde investments were focussed on improving security.

1.2.5. FINANCIAL FIXED ASSETS

The value of the participations of Umicore in affiliates decreased by 23,217 KEUR, mainly due a capital decrease in the German Holding companies.

The other financial assets increased from 20,610 KEUR in 2008 to 51,432 KEUR in 2009, or a variance of 30,820 KEUR. Main items included are the partial reversal of the fair value adjustment on the Nyrstar shares, the sale of the participation in Duksan and an investment in Nyrstar convertible bonds, subscribed in July 2009.

1.2.6. INVENTORIES

The total inventories amount to 298,047 KEUR at the end of December 2009, compared to 257,258 KEUR in fiscal year 2008, being an increase of 40,789 KEUR. The net increase is explained by the fact that some metal stocks were purchased from Umicore AG & Co Kg.

1.2.7. AMOUNTS RECEIVABLE WITHIN ONE YEAR

The amounts receivable within one year increased from 335,907 KEUR on December 31, 2008 to 358,270 KEUR at the end of December 2009, an increase of 22,363 KEUR, mainly resulting from higher deposits with Umicore Financial Services and higher trade receivables.

1.2.8. TREASURY INVESTMENTS

The investments in own shares increased from 109,147 KEUR to 173,035 KEUR: see pt. 1.2.2 own shares.

1.2.9. ENVIRONMENT AND PROVISION FOR LIABLILITIES AND CHARGES

Further progress was made towards completing the remediation of the historical pollution of different sites in Belgium. While the soil remediation in the nearby residential areas of the Flemish sites has been completed, remediation actions on the sites themselves and in the wider surroundings are ongoing.

For a more detailed analysis on objectives and main realizations we refer to the annual report on the consolidated annual accounts.

BTW	BE 0401.574.852

1.2.10. DEBT PAYABLE AFTER MORE THAN ONE YEAR

The long term debt decreased from 1,153,074 KEUR last year to 868,074 KEUR at the end of 2009, i.e. a decrease of 285,000 KEUR. This reduction is explained by reimbursements of bank loans for an amount of 235,000 KEUR and reimbursements of loans to Umicore Financial Services for 50,000 KEUR.

1.2.11. DEBT PAYABLE WITHIN ONE YEAR

The amounts payable within one year show, at December 31st, 2009 an increase of 310,590 KEUR compared to the year-end 2008.

The 'current portion of long term debt' decreased with 100,000 KEUR, but is offset by higher loans with Umicore Financial Services.

The trade debtors increased by 92,820 KEUR, mainly explained by higher trade payables at the business group Precious Metals Services.

1.3. PERSONNEL (social balance)

More details are available in the annual report on the consolidated annual accounts.

2. SUBSEQUENT EVENTS

There are no subsequent events to mention, which could have a significant influence on the interpretation of the annual accounts as presented.

3. DEVELOPMENT OF THE COMPANY.

The Board of Directors reports that during the accounting year there were no circumstances which were likely to have a significant impact on the development of the company.

4. RESEARCH AND DEVELOPMENT

The strategy and policy on research and development are determined at group level. For a more detailed analysis of the research and development activities we refer to the annual report on the consolidated annual accounts.

5. BRANCHES

The company has no branches.

6. CONTINUITY

The company has no losses carried forward. Article 96.6° of the Companies Code is not applicable.

BTW	BE 0401.574.852

7. RISK MANAGEMENT, UNCERTAINTIES AND FINANCIAL INSTRUMENTS

The objectives and management approach on risk management, uncertainties and financial instruments are valid for the entire group. These policies are explained in extenso in the annual report on the consolidated accounts.

8. IMPORTANT EVENTS

Umicore continued to adapt its operations to the current global economic situation. Cost reduction measures were put into place. Most of the employees who were affected by temporary unemployment or work time reduction measures have returned to normal work regimes by year end.

In 2008 Umicore announced a review of the different options regarding the future of the lead sheet activity in Overpelt. In the course of 2009 Umicore restructured and sold its lead sheet business.

9. CONFLICTS OF INTEREST
Article 523 of the Belgian Companies Code

On April 28, 2009, prior to the Board discussing or taking any decision with respect to the extension of the stock option plans' exercise period as made possible under specific Belgian legislation, Messrs Thomas Leysen and Marc Grynberg declared that they had a direct interest of a proprietary nature in these matters. Consequently, in accordance with Article 523 of the Companies Code, Messrs Thomas Leysen and Marc Grynberg were not present during the Board's discussion concerning this decision and did not take part in the voting.

On February 10, 2010, prior to the Board discussing or taking any decision with respect to the grant of 2010 stock options and the Chief Executive Officer's remuneration and pension plan, Marc Grynberg declared that he had a direct interest of a proprietary nature in the implementation of the decisions to be taken. In accordance with Article 523 of the Company Code, Marc Grynberg left the room and did not take part in the Board's discussions and voting concerning these decisions.

The decisions related to the grant of stock options will have the following financial consequences for the company : either, to the extent that the company were to decide to retain the shares it holds today, the financing and opportunity cost of maintaining such shares in its portfolio until the option's exercise data (as the case may be, as delayed/extended in accordance with the possibility offered under Belgian law) or, to the extent that the company were to decide to sell such shares at a later date, the difference on the date of exercise of the options (as the case may be, as delayed/extended in accordance with the possibility offered under Belgian law) between the exercise price and the market value of the shares that the company would have to buy on that date.

10. STATUTORY AUDITOR

The world-wide remuneration for the statutory auditor of Umicore and its affiliated companies totalled 2,250 KEUR, including an amount of 1,957 KEUR for the statutory audit missions (476 KEUR for the audit of the parent company) and 293 KEUR for non-statutory audit services including audit-related and other attestation services (73 KEUR), tax related services (114 KEUR) and other non-audit related services (106 KEUR).

The statutory auditor's mandate will expire at the 2011 ordinary general meeting.

BTW	BE 0401.574.852

11. DISCHARGE

In accordance with legal and statutory requirements, we hereby request to discharge the Directors and statutory auditor for the exercise of their mandate for the accounting year 2009.

The Board of Directors
Brussels, March 30th, 2010.

PRICEWATERHOUSECOOPERS

UMICORE SA/NV

Statutory auditor's report to the general shareholders' meeting on the annual accounts as of and for the year ended 31 December 2009

30 March 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Bedrijfsrevisoren
PricewaterhouseCoopers
Reviseurs d'Entreprises
Financial Assurance Services
Woluwe Garden
Woluwedal 18
B-1932 Sint-Stevens-Woluwe
Telephone +32 (0)2 710 4211
Facsimile +32 (0)2 710 4299
www.pwc.com

FREE TRANSLATION

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE ANNUAL ACCOUNTS OF THE COMPANY UMICORE SA/NV AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2009

As required by law and the company's articles of association, we report to you in the context of our appointment as the company's statutory auditor. This report includes our opinion on the annual accounts and the required additional remarks and information.

Unqualified opinion on the annual accounts

We have audited the annual accounts of Umicore SA/NV as of and for the year ended 31 December 2009, prepared in accordance with the financial-reporting framework applicable in Belgium, and which show a balance-sheet total of EUR 4.293.532.641 and a profit for the year of EUR 201.577.422.

The company's board of directors is responsible for preparing the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Réviseurs d'Entreprises/Instituut van de Bedrijfsrevisoren". Those auditing standards require that we plan and perform our audit in order to obtain reasonable assurance about whether the annual accounts are free of material misstatement.

PRICEWATERHOUSECOOPERS

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the annual accounts contain material misstatements, whether due to fraud or error. In making this risk assessment, we have considered the company's internal control relating to the preparation and fair presentation of the annual accounts, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the annual accounts taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our expressing opinion.

In our opinion, the annual accounts give a true and fair view of the company's net worth and financial position as of 31 December 2009 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Additional remarks and information

The company's board of directors is responsible for the preparation and content of the management report, and for ensuring that the company complies with the Companies' Code and the company's articles of association.

Our responsibility is to include in our report the following additional remarks and information, which are not intended to modify our opinion on the annual accounts:

- The management report deals with the information required by the law and is consistent with the annual accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

PRICEWATERHOUSECOOPERS

- We have not become aware of any transactions undertaken or decisions taken in breach of the company's statutes or the Companies' Code. The appropriation of results proposed to the general meeting is in accordance with the relevant requirements of the law and the company's articles of association.

- In accordance with article 523 of the Companies' Code, we are also required to report to you on the following transactions, which have taken place since your last ordinary general meeting : in accordance with article 523 of the Companies' Code, we have been informed that one or several directors had a conflicting interest of a financial nature in a decision taken by the Board of Directors on 28 April 2009 and 10 February 2010, in connection respectively with their remunerations and a stock-option plan. The decisions taken on 28 April 2009 and 10 February 2010 will have the following effects on the company's net worth : either, to the extent that the company were to decide to retain the shares it holds today, the financing and opportunity cost of maintaining such shares in its portfolio until the options' exercise date or, to the extent that the company were to decide to sell such shares at a later date, the difference, at the date the options are exercised, between the options' exercise price and the market value of the shares that Umicore would have to buy at that date.

Sint-Stevens-Woluwe, 30 March 2010

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises sccrl / Bedrijfsrevisoren bcvba
Represented by



Raf Vander Stichele
Bedrijfsrevisor